Filed by Newbelco SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

Commission File No. 001-34455

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006. THIS DOCUMENT RELATES TO A TRANSACTION WHICH, IF IMPLEMENTED, WILL RESULT IN THE CANCELLATION OF THE LISTINGS OF SABMILLER SHARES ON THE OFFICIAL LIST OF THE LONDON STOCK EXCHANGE AND THE MAIN BOARD OF THE JOHANNESBURG STOCK EXCHANGE, AND OF TRADING OF SABMILLER SHARES ON THE LONDON STOCK EXCHANGE’S MAIN MARKET FOR LISTED SECURITIES AND ON THE MAIN BOARD OF THE JOHANNESBURG STOCK EXCHANGE.

THE SECURITIES PROPOSED TO BE ISSUED PURSUANT TO THE UK SCHEME WILL NOT BE REGISTERED WITH THE SEC UNDER THE US SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE APPROVAL OF THE HIGH COURT OF JUSTICE IN ENGLAND AND WALES PROVIDES THE BASIS FOR THE SECURITIES TO BE ISSUED WITHOUT REGISTRATION UNDER THE US SECURITIES ACT, IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT PROVIDED BY SECTION 3(a)(10).

If you are in any doubt as to the action you should take, you are recommended to seek your own independent advice as soon as possible from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent professional adviser who, if you are taking advice in the United Kingdom, is appropriately authorised to provide such advice under the United Kingdom Financial Services and Markets Act 2000 (as amended), or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

Recommended Acquisition

of

SABMiller plc

(incorporated and registered in England and Wales with registered number 03528416)

by

Anheuser-Busch InBev SA/NV

(incorporated in Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels))

(through Newbelco SA/NV)

(incorporated in Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels))

to be effected by means, among other steps, of a Scheme of Arrangement under Part 26 of the Companies Act 2006

This document (including any documents incorporated into it by reference) should be read as a whole and in conjunction with the AB InBev Transaction Documents, for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible (available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com).

If you sell or otherwise transfer or have sold or otherwise transferred all of your SABMiller Shares or SABMiller ADSs, please send this document (but not any accompanying personalised documents) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you sell or have sold or otherwise transferred only part of your holding of SABMiller Shares or SABMiller ADSs, please retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

The release, publication or distribution of this document and/or the accompanying documents (in whole or in part) in or into jurisdictions other than the United Kingdom, the United States, Belgium, Mexico and South Africa may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction.

The accompanying Forms of Proxy, GREEN Form of Election, SA Voting Instruction Form or ADS Voting Instruction Card (as applicable) are personalised. If you have recently purchased or been transferred SABMiller Shares, you should contact the relevant SABMiller Registrar on the appropriate telephone number set out on page 13 of this document to obtain the appropriate forms. If you have recently purchased or been transferred SABMiller ADSs and you are a registered holder of such SABMiller ADSs, you should contact the SABMiller ADS Depositary using the contact details found at www.adr.com to obtain an ADS Voting Instruction Card. If you hold such SABMiller ADSs indirectly, you should contact the bank, broker, financial institution or administrator through which you hold such SABMiller ADSs for details on how to provide voting instructions. Please refer to page 12 of this document for further details on the documents you should have received.

You should carefully read the whole of this document (including any document incorporated into it by reference) and the accompanying Forms of Proxy, GREEN Form of Election, SA Voting Instruction Form or ADS Voting Instruction Card (as applicable). Your attention is drawn, in particular, to the letter from the Chairman of SABMiller in Part I of this document which contains the unanimous recommendation of the SABMiller Directors that you vote in favour of the UK Scheme at the UK Scheme Court Meeting and the SABMiller Resolution at the SABMiller General Meeting. A letter from Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners explaining the Transaction in greater detail and the action to be taken by you appears in Part II of this document and constitutes an explanatory statement in compliance with section 897 of the Companies Act 2006.

Notices of the UK Scheme Court Meeting and the SABMiller General Meeting, both to be held at the Grosvenor House Hotel, 86-90 Park Lane, London, W1K 7TN, United Kingdom on 28 September 2016, are set out at Parts XI and XII of this document respectively. The UK Scheme Court Meeting will start at 9.00 a.m. and the SABMiller General Meeting at 9.15 a.m. (or as soon thereafter as the UK Scheme Court Meeting has concluded or been adjourned).

The action to be taken by SABMiller Shareholders in relation to the SABMiller Meetings is set out on pages 14 to 17 and in paragraph 37 of Part II of this document. It is very important that SABMiller Shareholders use their votes so that the UK Court can be satisfied that there is a fair representation of their views.

If the UK Scheme becomes Effective, it will be binding on all SABMiller Shareholders, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting and the SABMiller General Meeting (and, if they attended and voted, whether or not they voted in favour).

SABMiller Shareholders will find accompanying this document a BLUE Form of Proxy for use in connection with the UK Scheme Court Meeting and a WHITE Form of Proxy for use in connection with the SABMiller General Meeting. To be valid, Forms of Proxy should be completed, signed and returned in accordance with the instructions printed on them and returned to the relevant SABMiller Registrar as soon as possible and, in any event, so as to be received by no later than 9.00 a.m. UK time (10.00 a.m. South African standard time) on 26 September 2016 in respect of the UK Scheme Court Meeting and 9.15 a.m. UK time (10.15 a.m. South African standard time) on 26 September 2016 in respect of the SABMiller General Meeting. If you hold SABMiller Shares in CREST, you may be able to use the CREST electronic proxy appointment service, and if you are a SABMiller Shareholder registered on the South African Register with an e-mail address on record, you may be able to use the Computershare electronic proxy appointment service. Proxies sent electronically must be sent as soon as possible and, in any event, so as to be received by the SABMiller UK Registrar or SABMiller South African Registrar, as the case may be, by not later than 9.00 a.m. UK time (10.00 a.m. South African standard time) on 26 September 2016 in respect of the UK Scheme Court Meeting and 9.15 a.m. UK time (10.15 a.m. South African standard time) on 26 September 2016 in respect of the SABMiller General Meeting. Alternatively, BLUE Forms of Proxy (but NOT WHITE Forms of Proxy) may be handed to the SABMiller UK Registrar or the Chairman of the UK Scheme Court Meeting before the start of the UK Scheme Court Meeting at 9.00 a.m. on 28 September 2016. Completion and return of a Form of Proxy (or electronic appointment of a proxy) will not preclude SABMiller Shareholders from attending and voting in person at the UK Scheme Court Meeting, the SABMiller General Meeting or any adjournment thereof, if you wish and are so entitled.

Underlying Shareholders who hold SABMiller Shares in uncertificated form in the STRATE system and who wish to appoint a proxy or proxies for the SABMiller Meetings or any adjournments thereof should, in a timely manner, provide their CSDP or broker with their voting instructions in accordance with the terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker. The SA Voting Instruction Form may be used for this purpose. Underlying Shareholders who wish to attend the meeting in person should, in a timely manner, contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated by the terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker.

Registered holders of SABMiller ADSs will be provided with an ADS Voting Instruction Card for use in connection with the UK Scheme Court Meeting and the SABMiller General Meeting. Please complete and sign the ADS Voting Instruction Card in accordance with the instructions printed on it and return it by post to the SABMiller ADS Depositary so as to be received as soon as possible and, in any event, not later than 5 p.m. UK time (12 p.m. New York time) on 26 September 2016. If you hold your SABMiller ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your SABMiller ADSs if you wish to provide voting instructions.

The action to be taken by SABMiller Shareholders in relation to making an Election for the Cash Consideration or the Partial Share Alternative in respect of the SABMiller Shares held by them at the UK Scheme Record Time is set out on pages 18 to 19 and in Part IV of this document.

SABMiller Shareholders that hold their SABMiller Shares in certificated form will be able to make an Election for the Cash Consideration or the Partial Share Alternative by completing, signing and returning the GREEN Form of Election in accordance with the instructions contained in Part IV of this document. If you hold your shares in uncertificated form, you will be able to make an Election for the Cash Consideration or the Partial Share Alternative electronically via the procedure set out in Part IV of this document.

Shareholder Helpline

If you have any questions in relation to this document, the SABMiller Meetings or the completion of the Forms of Proxy or the GREEN Form of Election, please telephone the relevant Shareholder Helpline as follows:

•	0333 207 6385 for SABMiller Shareholders registered on the UK Register calling from within the UK (or +44 121 415 0954 for SABMiller Shareholders registered on the UK Register calling from outside the UK). Lines are open from 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (except English and Welsh public holidays).

•	086 1100634 for SABMiller Shareholders registered on the South African Register who hold SABMiller Shares in certificated form calling from within South Africa (or +27 11 870 8216 for SABMiller Shareholders registered on the South African Register who hold SABMiller Shares in certificated form calling from outside South Africa). Lines are open between 8.00 a.m. and 5.00 p.m. (South African standard time) Monday to Friday (except South African public holidays).

Calls to the Shareholder Helplines from outside the United Kingdom or South Africa (as applicable) will be charged at international rates. Different charges may apply to calls made from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

Please note that Shareholder Helplines cannot provide legal, tax or financial advice or any advice on the merits of the UK Scheme or the Transaction.

Underlying Shareholders holding SABMiller Shares in uncertificated form in the STRATE system and who have any questions must contact their respective CSDPs, brokers or custodians holding the shares on their behalf.

Registered holders of SABMiller ADSs who have any questions should contact the SABMiller ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.adr.com. If you hold SABMiller ADSs indirectly you should contact the bank, broker, financial institution or administrator through which you hold such SABMiller ADSs.

Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated by the FCA, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this document and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this document or any matter referred to in this document.

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the FCA. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this document and will not regard any other person as its client in relation to the matters in this document and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove or its affiliates, or for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this document. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Goldman Sachs International (“Goldman Sachs”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this document and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this document or any other matter referred to herein.

Centerview Partners UK LLP (“Centerview Partners”), which is authorised and regulated by the FCA, is acting as joint financial adviser to SABMiller and no one else in connection with the matters referred to in this document and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this document or any matter referred to herein.

Lazard Frères & Co. LLC and Lazard & Co., Limited (“Lazard”) is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction, the Estimate of Value Letter or any other matters referred to in this document. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, the Estimate of Value Letter or any statement contained herein or otherwise. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the FCA.

Deutsche Bank AG (“DB”) is authorised under German Banking Law (competent authority: European Central Bank (“ECB”)) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the ECB and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and FCA. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the FCA, are available on request or from www.db.com/en/content/eu_disclosures.htm.

DB is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this document or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this document, any statement contained herein or otherwise.

Barclays, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this document and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the Transaction or any other matter referred to in this document.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. BNP Paribas is lead-supervised by the ECB and the Autorité de Contrôle Prudentiel et de Résolution (“ACPR”). BNP Paribas is acting (from such Registered Office in Paris, France) as financial adviser to AB InBev and (save as noted below in relation to the separate role of Agent) for no one else in connection with the subject matter of this document. In respect of this role as financial adviser to AB InBev, BNP Paribas will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this document.

In addition, and as a separate matter, BNP Paribas is acting (from its London Branch) as Agent for the Scheme Shareholders pursuant to paragraph 3.6 of Part III of this document, and (save as noted above in relation to the separate role of financial adviser to AB InBev) for no one else in connection with the subject matter of this document. In respect of this role as Agent, the duties and responsibilities of BNP Paribas, London Branch will be solely mechanical and administrative in nature and BNP Paribas, London Branch will not be responsible to anyone other than the Scheme Shareholders and then only to the extent of direct losses suffered or incurred by any Scheme Shareholder by reason of the gross negligence or wilful misconduct of BNP Paribas, London Branch. In any event, the liability of BNP Paribas, London Branch for acting in this role shall not exceed, in the aggregate (in relation to all Scheme Shareholders), an amount equal to €10,000. BNP Paribas, London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas, London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the FCA and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the FCA, are available on request.

Merrill Lynch International, which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the

Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this document.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with the Transaction and, in particular, is not advising AB InBev in relation to compliance under the City Code or under the Companies Act. Standard Bank is not acting for anybody else in connection with the matters referred to in this document. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this document. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this document, any statement contained or referred to herein or otherwise.

IMPORTANT NOTICES

Overseas jurisdictions

This document does not constitute, and may not be used for the purposes of, an offer to sell or an invitation or the solicitation of an offer to subscribe for or buy any Initial Newbelco Shares or Restricted Newbelco Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) in which, or to any person to whom, it is unlawful to make such offer, solicitation or invitation or would impose any unfulfilled registration, publication or approval requirements on SABMiller, Newbelco, AB InBev, or any of their respective directors, officers, agents and advisers. No action has been taken nor will be taken in any jurisdiction by any such person that would permit a public offering of the Initial Newbelco Shares or Restricted Newbelco Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distribution of this document other than in any jurisdiction where action for that purpose is required. None of SABMiller, Newbelco, AB InBev nor their respective directors, officers, agents or advisers accepts any responsibility for any violation of any of these restrictions by any other person.

CREST Settlement

As at the close of trading on the last day of dealings in SABMiller Shares prior to the UK Scheme Effective Time, there may be unsettled, open trades for the sale and purchase of SABMiller Shares within the CREST system. The SABMiller Shares that are the subject of such unsettled trades will be treated under the UK Scheme in the same way as any other SABMiller Share registered in the name of the relevant seller under that trade. Consequently, SABMiller Shareholders on the SABMiller Register at the UK Scheme Record Time with SABMiller Shares linked to an election for the Partial Share Alternative will receive the Initial Newbelco Shares in accordance with the terms of the UK Scheme. Please see paragraph 26 of Part II of this document for further details.

PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THIS DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

General

The release, publication or distribution of this document in jurisdictions other than the United Kingdom, the United States, Belgium, Mexico or South Africa may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, the United States, Belgium, Mexico or South Africa should inform themselves about, and observe, any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa to vote their SABMiller Shares with respect to the UK Scheme at the UK Scheme Court Meeting, to execute and deliver Forms of Proxy appointing another to vote at the UK Scheme Court Meeting on their behalf or to hold or vote Newbelco Shares may be affected by the laws of any relevant jurisdiction. This document has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom. This document does not purport to inform you of full details of the Belgian Offer, the Belgian Merger, the proposed listing of Newbelco Shares on Euronext Brussels, the proposed secondary listings of Newbelco Shares on the main board of the Johannesburg Stock Exchange and the Mexico Stock Exchange, or the proposed listings of Newbelco ADSs on the NYSE. Further details thereon are set out in the AB InBev Transaction Documents, for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible (available on AB InBev’s website at www.ab-inbev.com and www.globalbrewer.com).

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mail or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Restricted Newbelco Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of any relevant jurisdiction. Certain additional considerations may also apply to the issue of Initial Newbelco Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa. Persons who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa should inform themselves of, and observe, any applicable legal or regulatory requirements.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders registered on the South African Register will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand. Please refer to paragraph 30 of Part II of this document for further details in relation to this currency exchange and to paragraph 31 of Part II of this document for details relating to South African Exchange Control Regulations as they apply to Scheme Shareholders in the context of the Transaction.

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newbelco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgement obtained in US courts. Original actions or actions for the enforcement of judgements of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Neither the SEC nor any US federal, state or other securities commission or regulatory authority has registered, approved or disapproved the securities to be issued pursuant to the UK Scheme or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The first stage of the Transaction is intended to be carried out under the UK Scheme (provided for under English company law), which is subject to certain conditions including the approval of the relevant SABMiller Shareholders at the SABMiller Meetings and the sanction of the UK Court. If so carried out, it is expected that any Initial Newbelco Shares to be issued pursuant to the UK Scheme and any Restricted Newbelco Shares into which such Initial Newbelco Shares will be reclassified and consolidated as a result of the Reclassification and Consolidation would be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof (“Section 3(a)(10)”). In order to qualify for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), there must be a hearing on the fairness of the UK Scheme’s terms and conditions to the SABMiller Shareholders, which all the SABMiller Shareholders are entitled to attend in person or through representatives to oppose the sanctioning of the UK Scheme by the UK Court, and with respect to which notification will be given to all SABMiller Shareholders. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), SABMiller and Newbelco intend to rely on the UK Scheme Court Sanction Hearing.

The first part of the implementation of the Transaction may, in the circumstances provided for in Part (D) of Part V of this document, instead be carried out by way of a Takeover Offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of a UK Offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Forward-looking statements

This document, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and/or Newbelco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newbelco and SABMiller and their respective groups, and certain plans and objectives of AB InBev and Newbelco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newbelco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this document include statements relating to: the expected effects of the Transaction on AB InBev, Newbelco and/or SABMiller; the expected timing and scope of the Transaction; the expected characteristics of the Combined Group; the expected ownership of Newbelco by AB InBev Shareholders and SABMiller Shareholders; the expected customer reach of the Combined Group; the expected benefits of the proposed Transaction; the financing of the Transaction and the Combined Group; and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “potential”, “expects” or “does not expect”, “is subject to”, “project”, “will likely result” or “will continue”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newbelco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newbelco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include: the satisfaction of the Conditions (including the Regulatory Conditions); the impact of any conditions imposed by various regulatory authorities on AB InBev, SABMiller and the Combined Group; the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; any failure to complete the Transaction or any disruption to the business of SABMiller resulting from its management’s focus on the Transaction; the continued availability of financing; the potential costs associated with the complex cross-border structure of the Transaction; any change of control or restriction on merger provisions in agreements to which AB InBev or SABMiller or their respective subsidiaries, associates and/or joint ventures is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations and the success of AB InBev, Newbelco and/or SABMiller in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 14 March 2016 and the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newbelco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this document. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. Readers should not place undue reliance on forward-looking statements.

For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2016. These risk factors expressly qualify all forward-looking statements contained in this document and should also be considered by the reader.

Rounding

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

No forecasts or estimates

No statement in this document (including any statement of estimated synergies or cost savings) is intended as a profit forecast or estimate for any period. No statement in this document should be interpreted to mean that earnings or earnings per AB InBev Share, Newbelco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newbelco Share or per SABMiller Share.

Quantified financial benefits

The statements in the Quantified Financial Benefits Statements relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors.

Dealing disclosure requirements

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. (London time) on the 10th London Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. (London time) on the 10th London Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of: (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the London Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44

(0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Publication and availability of this document

Copies of this document are available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) from SABMiller’s website at www.sabmiller.com and AB InBev’s website at www.ab-inbev.com. For the avoidance of doubt, save as expressly referred to herein, the contents of those websites are not incorporated into and do not form part of this document.

You may request a hard copy of this document (and any information incorporated by reference in this document), free of charge, by contacting the relevant SABMiller Registrar (either Equiniti Limited, of Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, or Computershare Investor Services Proprietary Limited, of 70 Marshall Street, Johannesburg 2001 (postal address PO Box 61763, Marshalltown, 2107)) or by calling the relevant Shareholder Helpline on the number and during the hours set out on page 13 of this document.

Calls to the Shareholder Helplines from outside the United Kingdom or South Africa (as applicable) will be charged at international rates. Different charges may apply to calls made from mobile telephones. Please note that calls may be monitored and/or recorded and the Shareholder Helplines cannot provide legal, tax or financial advice or any advice on the merits of the UK Scheme or the Transaction.

You may also request that all future documents, announcements and information to be sent to you in relation to the Transaction should be in hard copy form. Unless you have previously elected to receive hard copies of any such documents, announcements or information, hard copies of future documents, announcements and information in relation to the Transaction will not be sent unless specifically requested.

If you are a registered holder of SABMiller ADSs, you should instead make the request for such materials by contacting the SABMiller ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.adr.com. If you hold SABMiller ADSs indirectly, you should instead make any such request through the bank, broker, financial institution, share plan administrator or other securities intermediary through which your hold your SABMiller ADSs.

Publication and availability of the AB InBev Transaction Documents

Further information regarding the Transaction, including the ABI Transaction Documents (for which AB InBev and/or the AB InBev Directors and/or Newbelco and the Newbelco Directors (as applicable) are responsible) and other documents related to the Transaction, can be found at www.ab-inbev.com and www.globalbrewer.com.

In addition, in order to comply with certain relevant laws and regulations, certain of the AB InBev Transaction Documents are being sent by AB InBev or Newbelco (as applicable) to the following SABMiller Shareholders:

•	All SABMiller Shareholders registered on the South African Register and all Underlying Shareholders holding SABMiller Shares in uncertificated form in the STRATE system are being sent a copy of the South African Offer Prospectus; and

•	All SABMiller Shareholders on the UK Register or the South African Register with a registered address in the United States are being sent a copy of the Belgian Offer Prospectus and copies will be made available for all Underlying Shareholders with a registered address in the United States.

You may also request a hard copy of the Belgian Offer Prospectus, free of charge, by contacting BNP Paribas Fortis SA/NV (as the Offer Agent for the purposes of the Belgian Offer Prospectus) on the following telephone numbers: +32 2 433 40 34 (English), +32 2 433 40 32 (French) and +32 2 433 40 31 (Dutch), between the hours of 6.00 a.m. and 9.00 p.m. (London time) Monday to Friday (except for Belgian public holidays) and between 8.00 a.m. and 4.00 p.m. (London time) on Saturdays.

Information relating to SABMiller Shareholders

Please be aware that addresses, electronic addresses and certain other information provided by SABMiller Shareholders, persons with information rights and other relevant persons for the receipt of communications from SABMiller may be provided to AB InBev during the UK Offer Period as required under Section 4 of Appendix 4 of the City Code.

Definitions

Certain words and terms used in this document are defined in Part X of this document.

All times shown in this document are London times, unless otherwise stated.

Date: 26 August 2016

ACTION TO BE TAKEN:

DOCUMENTS REQUIRED

Documents you should have received

Detailed instructions on the action to be taken in relation to the Transaction are set out on pages 14 to 17 below, and in paragraph 37 of Part II and Part IV of this document.

Please check that you have received the following:

All SABMiller Shareholders*

•	a BLUE Form of Proxy for use in respect of the UK Scheme Court Meeting on 28 September 2016;

•	a WHITE Form of Proxy for use in respect of the SABMiller General Meeting on 28 September 2016; and

•	a pre-paid envelope for use in the UK or South Africa, as applicable.

*	Please note that “SABMiller Shareholders” only includes persons registered on the SABMiller Register of Members and does not include Underlying Shareholders.

All SABMiller Shareholders registered on the UK Register who hold SABMiller Shares in certificated form**

•	a GREEN Form of Election for use in connection with the making of Elections for the Cash Consideration or the Partial Share Alternative.

If you have not received the correct documents, please contact the UK Shareholder Helpline on the number set out on page 13 below.

**	If you hold SABMiller Shares in uncertificated form (that is, in CREST) and subsequently rematerialise some or all of your SABMiller Shares into certificated form, and wish to receive a hard copy of the GREEN Form of Election, please contact the UK Shareholder Helpline on the number set out on page 13 of this document.

All SABMiller Shareholders registered on the UK Register who hold SABMiller Shares in uncertificated form (that is, in CREST)

•	you will NOT receive a GREEN Form of Election BUT YOU SHOULD INSTEAD follow the instructions set out in Part IV of this document on pages 116 to 117 below to make an Electronic Election for the Cash Consideration or the Partial Share Alternative prior to the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

All SABMiller Shareholders registered on the South African Register

•	a GREEN Form of Election for use in connection with the making of Elections for the Cash Consideration or the Partial Share Alternative; and

•	a Banking and Exchange Control Details Form.

If you have not received the correct documents, please contact the South African Shareholder Helpline on the number set out on page 13 below.

Underlying Shareholders who hold SABMiller Shares in uncertificated form in the STRATE system

•	a SA Voting Instruction Form.

If you have not received the correct documents, please contact the CSDP, broker or custodian holding the relevant SABMiller Shares on your behalf.

Registered holders of SABMiller ADSs

•	an ADS Voting Instruction Card; and

•	a pre-paid envelope for use in the US and Canada in connection with the ADS Voting Instruction Card.

If you have not received the correct documents please contact the SABMiller ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found on www.adr.com.

Shareholder Helpline

If you have not received all the relevant documents or have any questions relating to this document, either of the SABMiller Meetings, the completion and return of the Forms of Proxy, submitting your votes or proxies online or through CREST or the STRATE system or the making of an Election, please call the appropriate Shareholder Helpline as follows:

•	0333 207 6385 for SABMiller Shareholders registered on the UK Register calling from within the UK (or +44 121 415 0954 for SABMiller Shareholders registered on the UK Register calling from outside the UK). Lines are open from 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (except English and Welsh public holidays).

•	086 1100634 for SABMiller Shareholders registered on the South African Register who hold SABMiller Shares in certificated form calling from within South Africa (or +27 11 870 8216 for SABMiller Shareholders registered on the South African Register who hold SABMiller Shares in certificated form calling from outside South Africa). Lines are open between 8.00 a.m. and 5.00 p.m. (South African standard time) Monday to Friday (except South African public holidays).

Calls to the Shareholder Helplines from outside the United Kingdom or South Africa (as applicable) will be charged at international rates. Different charges may apply to calls made from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes.

Please note that the Shareholder Helplines cannot provide legal, tax or financial advice or any advice on the merits of the UK Scheme or the Transaction.

Underlying Shareholders holding SABMiller Shares in uncertificated form in the STRATE system and who have any questions must contact their respective CSDPs, brokers or custodians holding the shares on their behalf.

Registered holders of SABMiller ADSs who have any questions should contact the SABMiller ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.adr.com. If you hold SABMiller ADSs indirectly you should contact the bank, broker, financial institution or administrator through which you hold such SABMiller ADSs.

ACTION TO BE TAKEN:

VOTING AT THE SABMILLER MEETINGS

For the reasons set out in this document (and summarised in the letter from the Chairman of SABMiller set out in Part I of this document), the SABMiller Directors unanimously recommend that you vote IN FAVOUR of the UK Scheme at the UK Scheme Court Meeting and that you vote IN FAVOUR of the SABMiller Resolution relating to the Transaction to be proposed at the SABMiller General Meeting, as the SABMiller Directors who have interests in SABMiller Shares have irrevocably undertaken to do (or to procure, or to use reasonable endeavours to procure) in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested, and that you take the action described on pages 14 to 17 below.

The UK Scheme will require the approval of SABMiller Shareholders (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme) at the UK Scheme Court Meeting, to be held at the Grosvenor House Hotel, 86 – 90 Park Lane, London, W1K 7TN, United Kingdom. The UK Scheme Court Meeting will start at 9.00 a.m. on 28 September 2016. Implementation of the UK Scheme also requires the passing of the SABMiller Resolution by the SABMiller Shareholders at the SABMiller General Meeting to be held at the same venue at 9.15 a.m. on 28 September 2016 (or as soon thereafter as the UK Scheme Court Meeting has concluded or been adjourned). The SABMiller Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Notices of the SABMiller Meetings are set out at Parts XI and XII of this document.

SABMiller Shareholders entitled to attend and vote at the SABMiller Meetings are entitled to appoint a proxy to exercise all or any of their rights to attend, speak and vote at the UK Scheme Court Meeting and/or the SABMiller General Meeting.

It is important that, for the UK Scheme Court Meeting in particular, as many votes as possible are cast so that the UK Court may be satisfied that there is a fair representation of shareholder opinion. You are therefore strongly encouraged to complete, sign and return both your Forms of Proxy in accordance with the instructions thereon, or to appoint a proxy electronically by one of the other methods mentioned below, as soon as possible.

The completion and return of a Form of Proxy, or the appointment of a proxy electronically in accordance with one of the methods set out below, will not prevent you from attending and voting in person at the UK Scheme Court Meeting, the SABMiller General Meeting or any adjournment thereof, if you so wish and are so entitled.

1	SABMiller Shareholders registered on the UK Register holding certificated shares

(a)	Sending Forms of Proxy by post or by hand

Please complete, sign and return both your Forms of Proxy in accordance with the instructions printed on them as soon as possible and in any event so as to be received by the SABMiller UK Registrar at:

Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

by no later than the following times and dates:

•	BLUE Forms of Proxy for the UK Scheme Court Meeting by 9.00 a.m. UK time on 26 September 2016;

•	WHITE Forms of Proxy for the SABMiller General Meeting by 9.15 a.m. UK time on 26 September 2016; and

•	in the case of an adjournment of either SABMiller Meeting, not later than 48 hours before the time and date set for the adjourned SABMiller Meeting. This will enable your votes to be counted at the SABMiller Meetings in the event of your absence.

Alternatively, BLUE Forms of Proxy (but NOT WHITE Forms of Proxy) may be handed to Equiniti or the Chairman of the UK Scheme Court Meeting before the start of the UK Scheme Court Meeting at 9.00 a.m. on 28 September 2016. In the case of the SABMiller General Meeting, unless the WHITE Form of Proxy is returned by the time and date mentioned above, it will be invalid.

(b)	Online Proxy Appointment

SABMiller Shareholders registered on the UK Register who prefer to do so may register their proxy appointment electronically through the website of the SABMiller UK Registrar, Equiniti, at www.sharevote.co.uk, where full instructions are given.

The Voting ID, Task ID and Shareholder Reference Number printed on the Forms of Proxy will be required to use this electronic proxy appointment system. Alternatively, SABMiller Shareholders registered on the UK Register who have already registered with the Equiniti online portfolio service, Shareview, can appoint their proxy electronically via their portfolio at www.shareview.co.uk. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than:

•	for the UK Scheme Court Meeting, by 9.00 a.m. UK time on 26 September 2016; and

•	for the SABMiller General Meeting by 9.15 a.m. UK time on 26 September 2016.

Please note that separate appointments of a proxy or proxies need to be made for the UK Scheme Court Meeting and the SABMiller General Meeting.

2	SABMiller Shareholders holding uncertificated shares through CREST

(a)	CREST electronic proxy appointment service

SABMiller Shareholders who hold SABMiller Shares through CREST and who wish to appoint a proxy or proxies for the SABMiller Meetings or any adjournment(s) thereof by using the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, to be valid, be transmitted so as to be received by Equiniti (ID is RA19) by 9.00 a.m. UK time on 26 September 2016 in the case of the UK Scheme Court Meeting or 9.15 a.m. UK time on 26 September 2016 in the case of the SABMiller General Meeting (or, in the case of an adjournment of either SABMiller Meeting, at least 48 hours prior to the date and time set for the adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the SABMiller UK Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of CREST by any particular time. CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of CREST and timings.

SABMiller may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(b)	Sending Forms of Proxy by post or by hand, or online proxy appointment

SABMiller Shareholders who hold SABMiller Shares through CREST may, as an alternative to using the CREST electronic proxy appointment service, appoint a proxy by completing and returning a BLUE Form of Proxy and a WHITE Form of Proxy, or electronically through the website of the SABMiller UK Registrar, Equiniti, at www.sharevote.co.uk, in each case in accordance with the instructions set out in paragraph 1 above.

3	SABMiller Shareholders registered on the South African Register holding certificated shares

(a)	Sending Forms of Proxy by post or by hand

Please complete, sign and return both your Forms of Proxy in accordance with the instructions printed on them as soon as possible and in any event so as to be received by the SABMiller South African Registrar at:

Computershare Investor Services Proprietary Limited, PO Box 61763, Marshalltown, 2107

(physical address: 70 Marshall Street, Johannesburg 2001).

by no later than the following times and dates:

•	BLUE Forms of Proxy for the UK Scheme Court Meeting by 10.00 a.m. South African standard time on 26 September 2016;

•	WHITE Forms of Proxy for the SABMiller General Meeting by 10.15 a.m. South African standard time on 26 September 2016; and

•	in the case of an adjournment of either SABMiller Meeting, not later than 48 hours before the time and date set for the adjourned SABMiller Meeting.

This will enable your votes to be counted at the SABMiller Meetings in the event of your absence.

Alternatively, BLUE Forms of Proxy (but NOT WHITE Forms of Proxy) may be handed to the SABMiller UK Registrar or the Chairman of the UK Scheme Court Meeting before the start of the UK Scheme Court Meeting at 9.00 a.m. (UK time) on 28 September 2016. In the case of the SABMiller General Meeting, unless the WHITE Form of Proxy is returned by the time and date mentioned above, it will be invalid.

(b)	Online proxy appointment

SABMiller Shareholders registered on the South African Register with an e-mail address on record may use the link to an online voting form and security pin that will be e-mailed to them by the SABMiller South African Registrar, Computershare.

For an electronic proxy appointment to be valid, the appointment must be received by Computershare no later than:

•	for the UK Scheme Court Meeting, by 10.00 a.m. South African standard time on 26 September 2016; and

•	for the SABMiller General Meeting by 10.15 a.m. South African standard time on 26 September 2016.

Please note that separate appointments of a proxy or proxies need to be made for the UK Scheme Court Meeting and the SABMiller General Meeting.

4	Underlying Shareholders holding uncertificated shares in the STRATE system

Underlying Shareholders who hold SABMiller Shares in uncertificated form in the STRATE system and who wish to appoint a proxy or proxies for the SABMiller Meetings or any adjournments thereof, should, in a timely manner, provide their CSDP or broker with their voting instructions in accordance with the terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker. The SA Voting Instruction Form may be used for this purpose. Underlying Shareholders who wish to attend the meeting in person should, in a timely manner, contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated by the terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker.

5	Holders of SABMiller ADSs

AB InBev and SABMiller have put arrangements in place to allow holders of SABMiller ADSs to participate in the Transaction.

SABMiller ADS holders who do not withdraw the SABMiller Shares underlying their SABMiller ADSs will not be entitled to attend the SABMiller Meetings, but may vote in the SABMiller Meetings by returning the ADS Voting Instruction Card which will be provided to them for use in connection with the UK Scheme Court Meeting and the SABMiller General Meeting. Please complete and sign the ADS Voting Instruction Card in accordance with the instructions printed on it and return it by post to the SABMiller ADS Depositary as soon as possible and, in any event, no later than 5.00 p.m. UK time (12 p.m. New York time) on 26 September 2016.

If you hold your SABMiller ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your SABMiller ADSs if you wish to provide voting instructions.

In addition, if SABMiller ADS holders surrender their SABMiller ADSs to the SABMiller ADS Depositary for cancellation and withdraw the SABMiller Shares underlying the SABMiller ADSs in sufficient time to be entered on the SABMiller Register of Members, they may attend and vote at the SABMiller Meetings as a SABMiller Shareholder.

However, any withdrawal of SABMiller Shares underlying the SABMiller ADSs will result in the holder incurring cancellation fees, other expenses and any applicable taxes.

Further information for SABMiller ADS holders is set out in paragraph 35 of Part II of this document.

6	Further information about proxies and voting

Further information in relation to the appointment of proxies for and voting at the SABMiller Meetings is set out in paragraph 37 of Part II of this document, in the Notice of Court Meeting set out in Part XI of this document, in the notes to the Notice of General Meeting set out in Part XII of this document and in the instructions printed on the Forms of Proxy.

If you hold SABMiller Shares indirectly (other than if you are an Underlying Shareholder holding SABMiller Shares in uncertificated form in the STRATE system, in which case please refer to paragraph 4 above) you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold SABMiller Shares. You should contact such intermediary for instructions on how you can instruct that intermediary to vote on your behalf at the SABMiller Meetings and the date by which you must provide such instructions to the intermediary.

ACTION TO BE TAKEN:

MAKING AN ELECTION FOR THE CASH CONSIDERATION OR

THE PARTIAL SHARE ALTERNATIVE

You will find an explanation on how to elect for the Cash Consideration or the Partial Share Alternative in Part IV of this document.

Please refer to paragraph 15 of Part I and paragraphs 12 and 13 of Part II of this document for further details of the Partial Share Alternative.

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this document, including without limitation the factors outlined in paragraph 15 of Part I of this document and the points set out in paragraphs 12 and 13 of Part II of this document, as well as the AB InBev Transaction Documents (for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible and which are available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com), including without limitation the risk factors set out in the F-4 Registration Statement and the Belgian Listing Prospectus.

SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by their own investment mandates, and/or the laws of any relevant jurisdiction and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances. If you are considering electing for the Partial Share Alternative you should consider your circumstances very carefully and inform yourself about, and observe, any applicable legal or regulatory requirements in the jurisdiction in which you, or the persons on whose behalf you hold SABMiller Shares, are resident or of which you (or such persons) are a citizen or national. SABMiller Shareholders are strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative.

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming Effective and the issue of the Initial Newbelco Shares, until the end of the Acceptance Period. Since the Belgian Offer will be open for one day only, the Agent will only be able to respond to the Belgian Offer on behalf of SABMiller Shareholders on that day.

You will only be able to elect for the Partial Share Alternative in respect of your entire holding of SABMiller Shares as at the UK Scheme Record Time (or, in the case of Nominee Shareholders, in respect of all of the SABMiller Shares held by you on behalf of an Underlying Shareholder as at the UK Scheme Record Time).

SABMiller ADS holders who wish to make an Election for the Partial Share Alternative must surrender their SABMiller ADSs to the SABMiller ADS Depositary, pay the SABMiller ADS Depositary’s fees and charges in accordance with the SABMiller ADS Deposit Agreement, become holders of SABMiller Shares before the UK Scheme Record Time and make an Election in accordance with Part IV of this document prior to the end of the Acceptance Period. SABMiller ADS holders who wish to take such action must surrender their SABMiller ADSs at least five US Business Days before the UK Scheme Record Time to permit processing to be completed by the SABMiller ADS Depositary and its custodian. Those SABMiller ADS holders who hold their SABMiller ADSs indirectly must rely on the procedures of the bank, broker, financial institution, share plan administrator or other securities intermediary through which they hold their SABMiller ADSs, and should contact such intermediary to determine the date by which to instruct that intermediary to act so that the necessary processing can be completed in time. Please refer to paragraph 35 of Part II of this document if you are a SABMiller ADS holder.

CREST Settlement

As at the close of trading on the last day of dealings in SABMiller Shares prior to the UK Scheme Effective Time, there may be unsettled, open trades for the sale and purchase of SABMiller Shares within the CREST system. The SABMiller Shares that are the subject of such unsettled trades will be treated under the UK Scheme in the same way as any other SABMiller Share registered in the name of the relevant seller under that trade. Consequently, SABMiller Shareholders on the SABMiller Register at the UK Scheme Record Time with SABMiller Shares linked to an election for the Partial Share Alternative will receive the Initial Newbelco Shares in accordance with the terms of the UK Scheme. Please see paragraph 26 of Part II for further details.

PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THIS DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR

THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE.

Overseas Shareholders

Please refer to paragraph 34 of Part II of this document if you are an Overseas Shareholder.

SABMiller Share Plans

Participants in the SABMiller Share Plans will be contacted separately on or shortly after the date of this document to inform them of the effect of the UK Scheme on their rights under the SABMiller Share Plans. For further details, please refer to paragraph 14 of Part II of this document.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

The following indicative timetable sets out expected dates for the implementation of the UK Scheme and principal events of the Transaction. All references to times are to London time unless otherwise stated.

No transfers of SABMiller Shares between the UK Register and the South African Register may take place after 19 September 2016.

Event	Time and/or date(1)
Publication of this document	26 August 2016
Latest date and time for transfers between the UK Register and the South African Register	4.30 p.m. (South African standard time) on 19 September 2016
Latest time for lodging BLUE Forms of Proxy and registering proxy appointments electronically for the UK Scheme Court Meeting	9.00 a.m. on 26 September 2016(2)
Latest time for lodging WHITE Forms of Proxy and registering proxy appointments electronically for the SABMiller General Meeting	9.15 a.m. on 26 September 2016(3)
Latest time for receipt by the SABMiller ADS Depositary of completed ADS Voting Instruction Cards	12.00 p.m. (New York time) on 26 September 2016(4)
Voting Record Time	6.30 p.m. on 26 September 2016(5)
Closure of SABMiller ADS Depositary issuance and cancellation of books	12.00 p.m. (New York time) on 27 September 2016
Latest time for SABMiller ADS holders who wish to make an Election for the Partial Share Alternative to give notice to surrender their SABMiller ADSs to the SABMiller ADS Depositary	12.00 p.m. (New York time) on 27 September 2016
AB InBev General Meeting	9.00 a.m. (Brussels time) on 28 September 2016
UK Scheme Court Meeting	9.00 a.m. on 28 September 2016
SABMiller General Meeting	9.15 a.m. on 28 September 2016(6)
Newbelco General Meeting	11.00 a.m. (Brussels time) on 28 September 2016
Last day to trade in SABMiller Shares on the South African Register	29 September 2016
Suspension of listing of SABMiller Shares on the Johannesburg Stock Exchange	At start of day on 30 September 2016(7)
UK Scheme Court Sanction Hearing	4 October 2016(8)
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, SABMiller Shares on the UK Register	4 October 2016
UK Scheme Record Time	6.00 p.m. on 4 October 2016
Expected UK Scheme Effective Time	6.15 p.m. on 4 October 2016
Delisting of SABMiller Shares on the London Stock Exchange and the Johannesburg Stock Exchange	by 8.00 a.m. on 5 October 2016
Capital Increase, issue of Initial Newbelco Shares to SABMiller Shareholders and the Re-registration	6 October 2016
Last day of trading in AB InBev Shares on the Johannesburg Stock Exchange	7 October 2016
Belgian Offer opens	8 a.m. (9 a.m. Brussels time) on 7 October 2016
Latest time for lodging, changing/amending the GREEN Form of Election or for making an Electronic Election	6 p.m. (7 p.m. Brussels time) on 7 October 2016(9)
Belgian Offer Closes	6 p.m. (7 p.m. Brussels time) on 7 October 2016
Reclassification and Consolidation	By 11 a.m. (12 p.m. Brussels time) on 8 October 2016
Suspension of listing of AB InBev Shares on the Johannesburg Stock Exchange	By 8 a.m. (South African standard time) on 10 October 2016
Last day of trading in AB InBev Shares on Euronext Brussels	10 October 2016
Suspension of trading of AB InBev Shares on the Mexico Stock Exchange	11 a.m. (Mexico time) on 10 October 2016
Belgian Merger (between AB InBev and Newbelco) becomes effective	7 p.m. (8 p.m. Brussels time) on 10 October 2016
Issue of New Ordinary Shares to AB InBev Shareholders and registration in Newbelco’s share register	On or around 7 p.m. (8 p.m. Brussels time) on 10 October 2016

Delisting of AB InBev Shares from Euronext Brussels and the Mexico Stock Exchange	Before opening of markets on 11 October 2016

New Ordinary Shares listed and commencement of dealings in the New Ordinary Shares on Euronext Brussels, the Johannesburg Stock Exchange and the Mexico Stock Exchange, and listing of Newbelco ADSs on the NYSE

At opening of markets on 11 October 2016
Expected date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE system accounts for cash proceeds due under the Belgian Offer	11 October 2016
Last date for despatch of cheques, electronic funds transfers and crediting of CREST and the STRATE system accounts for cash proceeds due under the Belgian Offer	13 October 2016
Delisting of AB InBev Shares on the Johannesburg Stock Exchange	By 8 a.m. (South African standard time) on 13 October 2016
Long Stop Date	11 May 2017(10)

Notes:

(1)	All times shown in this document are London times unless otherwise stated. The dates and times given are indicative only and are based on AB InBev’s and SABMiller’s current expectations and may be subject to change. If any of the times and/or dates above change, the revised times and/or dates will be notified to SABMiller Shareholders by announcement through a Regulatory Information Service, on SENS and in the usual South African business newspapers for announcements of this nature.
(2)	The BLUE Form of Proxy for the UK Scheme Court Meeting may, alternatively, be handed to Equiniti or the Chairman of the UK Scheme Court Meeting before the start of the UK Scheme Court Meeting (or any adjournment thereof). However, if possible, SABMiller Shareholders are requested to lodge the BLUE Forms of Proxy at least 48 hours before the time appointed for the UK Scheme Court Meeting.
(3)	The WHITE Form of Proxy for the SABMiller General Meeting must be lodged with the relevant SABMiller Registrar by no later than 9.15 a.m. on 26 September 2016 in order for it to be valid, or, if the SABMiller General Meeting is adjourned, no later than 48 hours before the time fixed for the holding of the adjourned meeting. If the WHITE Form of Proxy is not returned by such time, it will be invalid.
(4)	Only those SABMiller ADS holders who hold SABMiller ADSs at 6.00 p.m. (New York time) on 26 September 2016 will be entitled to instruct the SABMiller ADS Depositary to exercise voting rights in respect of the SABMiller Shares represented by their SABMiller ADSs at the SABMiller Meetings.
(5)	If either SABMiller Meeting is adjourned, the Voting Record Time for the adjourned SABMiller Meeting will be 6.30 p.m. on the date which is two days before the date set for the adjourned SABMiller Meeting.
(6)	To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the UK Scheme Court Meeting.
(7)	SABMiller Shares on the South African Register cannot be rematerialized or dematerialized from the commencement of trade on 30 September 2016.
(8)	Or, if later, not later than 30 Business Days after the satisfaction or waiver of all of the Conditions other than the Post Scheme Sanction Conditions and the Condition set out in paragraph (a)(iii) of Part (A) of Part V of this document (or such later date as SABMiller and AB InBev may agree and the UK Court may allow). In such event, the events in this timetable which are scheduled to occur after the UK Scheme Court Sanction Hearing will be postponed accordingly.
(9)	As at the close of trading on the last day of dealings in SABMiller Shares prior to the UK Scheme Effective Time, there may be unsettled, open trades for the sale and purchase of SABMiller Shares within the CREST system. The SABMiller Shares that are the subject of such unsettled trades will be treated under the UK Scheme in the same way as any other SABMiller Share registered in the name of the relevant seller under that trade. Consequently, SABMiller Shareholders on the SABMiller Register at the UK Scheme Record Time with SABMiller Shares linked to an election for the Partial Share Alternative will receive the Initial Newbelco Shares in accordance with the terms of the UK Scheme. PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THIS DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.
(10)	This is the latest date by which the Transaction must become effective unless SABMiller and AB InBev agree, and (if required) the UK Court and the Panel allow, a later date.

Part I

LETTER FROM THE CHAIRMAN OF SABMILLER PLC

(Registered in England and Wales with registered number 03528416)

Directors:	Registered office:
Jan du Plessis Chairman	SABMiller House
Alan Clark Chief Executive	Church Street West
Domenic De Lorenzo Chief Financial Officer	Woking
Guy Elliott Deputy Chairman and Senior Independent Director	Surrey
Mark Armour Non-Executive Director	GU21 6HS
Dave Beran Non-Executive Director
Geoffrey Bible Non-Executive Director
Dinyar Devitre Non-Executive Director
Lesley Knox Non-Executive Director
Trevor Manuel Non-Executive Director
Dambisa Moyo Non-Executive Director
Carlos Pérez Dávila Non-Executive Director
Alejandro Santo Domingo Dávila Non-Executive Director
Helen Weir Non-Executive Director

26 August 2016

To SABMiller Shareholders and, for information only, participants in the SABMiller Share Plans and persons with information rights in SABMiller.

Dear SABMiller Shareholder,

RECOMMENDED ACQUISITION OF SABMILLER PLC BY ANHEUSER-BUSCH INBEV SA/NV (THROUGH NEWBELCO SA/NV)

1	Introduction

On 11 November 2015, the boards of SABMiller and AB InBev announced that they had agreed the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev through Newbelco. On 26 July 2016, AB InBev issued a further announcement setting out the terms of a revised and final offer, and on 29 July 2016 the board of SABMiller announced that it intended to recommend unanimously the Cash Consideration under that revised and final offer and that SABMiller Shareholders vote in favour of the UK Scheme and the SABMiller Resolution. In its announcement the board of SABMiller also stated that it intended to propose to the UK Court that Altria and BEVCO be treated as a separate class of shareholder for the purposes of the UK Scheme Court Meeting and the UK Court has since agreed to the convening of the UK Scheme Court Meeting on this basis.

The Pre-Conditions to the Transaction, being the receipt of competition authority and other regulatory clearances in the EU, the US, China and South Africa and exchange control approval having been obtained from The Financial Surveillance Department of the South African Reserve Bank, have now been satisfied, as announced by AB InBev on 29 July 2016.

The implementation of the Transaction is subject to the Conditions and further terms summarised in paragraph 9 of this Part I and set out in detail in Part V of this document. The UK Scheme can only become Effective in accordance with its terms, and the Belgian Offer and Belgian Merger can only take place, if all of the Conditions to the Transaction have been satisfied or, where relevant, waived.

The Transaction will be implemented through the Proposed Structure, which involves three principal steps as follows:

•	Step 1: first, the acquisition of SABMiller by Newbelco (a Belgian company formed for the purpose of effecting the Transaction and becoming the holding company for the Combined Group following Completion) through the UK Scheme, a UK law court-sanctioned scheme of arrangement under Part 26 of the Companies Act, pursuant to which each SABMiller Shareholder will receive 100 Initial Newbelco Shares in consideration for each of the SABMiller Shares held by it at the UK Scheme Record Time;

•	Step 2: second, the Belgian Offer, a Belgian law voluntary cash takeover offer made by AB InBev pursuant to the Belgian Takeover Law and the Belgian Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which:

(i)	SABMiller Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration; and

(ii)	SABMiller Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for an offer price of £0.45 per Initial Newbelco Share in order to receive the cash element of the Partial Share Alternative and will retain the relevant proportion of their Initial Newbelco Shares, which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation; and

•	Step 3: third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

I am writing to you to set out a summary of the terms of the Transaction and to explain why your Board unanimously recommends that you vote in favour of the UK Scheme at the UK Scheme Court Meeting and in favour of the SABMiller Resolution at the SABMiller General Meeting, both of which will be held on 28 September 2016 at the Grosvenor House Hotel, 86-90 Park Lane, London, W1K 7TN, United Kingdom. The UK Scheme Court Meeting will start at 9.00 a.m. and the SABMiller General Meeting will start at 9.15 a.m. (or as soon thereafter as the UK Scheme Court Meeting has concluded or been adjourned).

This letter also explains the actions you are now asked to take in paragraph 14 of this Part I. Further details of the UK Scheme are set out in the Explanatory Statement in Part II of this document.

Newbelco and AB InBev are also publishing today certain of the AB InBev Transaction Documents which contain further details on the Belgian Offer, the Belgian Merger and the proposed listing of Newbelco Shares on Euronext Brussels, the secondary listings on the main board of the Johannesburg Stock Exchange and the Mexico Stock Exchange and the listing of Newbelco ADSs on the NYSE. This document should be read in conjunction with the AB InBev Transaction Documents, for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible (available on AB InBev’s website at www.ab-inbev.com and www.globalbrewer.com). The key terms and conditions of the Belgian Offer are also set out in Part IX of this document.

2	Summary of the terms of the Transaction

The Cash Consideration

Under the terms of the Transaction, which is described in more detail in the Explanatory Statement in Part II of this document and which is subject to the Conditions and further terms set out in Part V of this document, SABMiller Shareholders can elect to receive:

in respect of each SABMiller Share:	£45 (the “Cash Consideration”)

The Cash Consideration represents:

•	a premium of approximately 53% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev) and a premium of approximately 49% to SABMiller’s closing share price of £30.15 on 15 September 2015 (being the last Business Day before the commencement of the offer period); and

•	a premium of approximately 39% to SABMiller’s three-month volume weighted average share price of £32.31 to 14 September 2015 and a premium of approximately 40% to SABMiller’s three month volume weighted average share price of £32.21 to 15 September 2015.

The Partial Share Alternative

In lieu of the Cash Consideration, SABMiller Shareholders can instead elect for a Partial Share Alternative under which SABMiller Shareholders can receive:

in respect of each SABMiller Share:	£4.6588 in cash
and
0.483969 Restricted Newbelco Shares

(subject to scaling back, rounding and minor adjustments in accordance with the terms of the Partial Share Alternative as described in paragraph 12 of Part II of this document). SABMiller Shareholders will only be able to elect for the Partial Share Alternative in respect of their entire holding of SABMiller Shares as at the UK Scheme Record Time (or, in the case of Nominee Shareholders, in respect of all of the SABMiller Shares held by the Nominee Shareholder on behalf of an Underlying Shareholder as at the UK Scheme Record Time).

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and, among other things, will be subject to restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will have an ISIN of BE6288397811 but will not be an enabled Euroclear UK & Ireland security within CREST. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion, or earlier in certain specific limited circumstances as described in more detail in Appendix V of this document. From Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. In addition, the holders of the Restricted Newbelco Shares will collectively be entitled to appoint up to three directors of Newbelco. Please refer to paragraph 15 of Part II and Appendix V of this document for further details of the rights attached to the Restricted Newbelco Shares.

Partial Share Alternative—see-through value

It is possible to estimate the value of the Partial Share Alternative using a number of different methodologies. One such methodology is to value the Restricted Newbelco Share element of the Partial Share Alternative on a see-through basis by reference to the prevailing AB InBev share price, although this methodology does not take into account the rights and restrictions assocated with the Restricted Newbelco Shares (as described in paragraphs 12 and 15 of Part II and Appendix V of this document). In particular, it is expected that holders of Restricted Newbelco Shares may apply a discount to the value implied by this methodology to reflect the restrictions on transfer that will apply to them.

On this see-through basis, using AB InBev’s share price as at 22 August 2016, being the latest practicable date prior to the publication of this document, and before taking account of any discount for the unlisted nature of the Restricted Newbelco Shares and the restrictions on transfer that will apply to them, the value of the Partial Share Alternative (including the cash element) is equivalent to £50.93 in respect of each SABMiller Share on 22 August 2016. This represents:

•	a premium of approximately 74% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev) and a premium of approximately 69% to SABMiller’s closing share price of £30.15 on 15 September 2015 (being the last Business Day before the commencement of the offer period); and

•	a premium of approximately 58% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015 and a premium of approximately 58% to SABMiller’s three-month volume weighted average share price of £32.21 to 15 September 2015.

Partial Share Alternative—Rule 24.11 estimate of value

An alternative methodology to estimate the value of the Partial Share Alternative is to derive a theoretical valuation of the Restricted Newbelco Shares using established valuation methodologies such as comparable company trading multiples analysis and discounted cash flow analysis. For the purposes of Rule 24.11 of the City Code, Lazard has provided to the AB InBev Directors, on the basis of certain assumptions, qualifications and caveats as set out in the Estimate of Value Letter appearing in Appendix IV of this document, an estimate of value with respect to the Partial Share Alternative applying these methodologies.

Lazard has prepared the estimate of value for the sole benefit and use of the AB InBev Directors for the purposes of Rule 24.11 of the City Code in connection with the Transaction and for no other purpose. In providing the estimate of value to the AB InBev Directors, no recommendation or advice is given by Lazard as to whether SABMiller Shareholders should elect for the Partial Share Alternative, whether they should elect for the Cash Consideration or otherwise.

On the basis of the estimate of value provided by Lazard to the AB InBev Directors solely for the purposes of Rule 24.11 of the City Code (and subject to the assumptions, qualifications and caveats set out in the Estimate of Value Letter), in respect of each SABMiller Share in respect of which a valid Election for the Partial Share Alternative is made and is not scaled back, the relevant SABMiller Shareholder would receive a combination of cash and Restricted Newbelco Shares with an estimated aggregate value of approximately £41.25 – £51.40 as at 17 August 2016, before taking into account any discount for the unlisted nature of the Restricted Newbelco Shares and the restrictions on transfer that will apply to them. In the Estimate of Value Letter Lazard recognises that such discount, if any, will depend on the type of holder and their individual circumstances but estimates that a typical institutional investor in listed securities would apply a material discount for non-transferability of approximately 20% – 30%. Taking into account such discount (and subject to the assumptions, qualifications and caveats set out in the Estimate of Value Letter), the relevant SABMiller Shareholder would receive an estimated aggregate value of approximately £30.27 – £42.05. This represents, as at 22 August 2016, a discount of 7% – 33% to the Cash Consideration.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, and will accordingly be available in respect of up to approximately 41% of SABMiller’s issued ordinary share capital as at 22 August 2016 (being the latest practicable date prior to the publication of this document). To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable), and the SABMiller Shareholders who have made such Elections will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller Shares held by them. Elections for the Partial Share Alternative will also be subject to rounding and other minor adjustments as described in paragraph 12 of Part II of this document. As a result, SABMiller Shareholders who make a valid Election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares, or the exact amount of cash, they will receive pursuant to the Transaction until the settlement of the consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of SABMiller Shares, representing 40.33% of SABMiller’s issued ordinary share capital as at 22 August 2016 (being the latest practicable date prior to publication of this document). Please refer to paragraph 9 of Part VIII of this document for further details of these irrevocable undertakings and to paragraph 10.3 of Part VIII for further details of the existing arrangements in place between SABMiller and each of Altria and BEVCO.

Depending on the number of Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative and assuming that there is no change in the issued share capital of AB InBev after the date of this document, the Restricted Newbelco Shares are expected to represent between approximately 16.47% and 16.86% of Newbelco’s total issued share capital immediately following Completion.

Further information about the Partial Share Alternative is set out in paragraph 12 of Part II of this document and further details on the rights attaching to the Restricted Newbelco Shares are set out in paragraph 15 of Part II of this document.

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this document, including without limitation the factors outlined in paragraph 15 of this Part I and the points set out in paragraphs 12 and 13 of Part II of this document, as well as the AB InBev Transaction Documents (for which AB InBev and the AB InBev Directors, and/or Newbelco and/or the Newbelco Directors, as applicable, are responsible and which are available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com), including without limitation the risk factors set out in the F-4 Registration Statement and the Belgian Listing Prospectus. SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by their own investment mandates, and/or the laws of any relevant jurisdiction and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances. SABMiller Shareholders who are considering electing for the Partial Share Alternative should consider their circumstances very carefully and inform themselves about, and observe, any applicable legal or regulatory requirements in the jurisdiction in which they, or the persons on whose behalf they hold SABMiller Shares, are resident or of which they (or such persons) are a citizen or national. SABMiller Shareholders are strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objective before deciding whether to elect for the Partial Share Alternative.

The Transaction values SABMiller’s entire issued and to be issued share capital at approximately £78.4 billion as at 22 August 2016, being the latest practicable date prior to the publication of this document (on the basis of the see-through value of the Partial Share Alternative of £50.93 referred to above (before taking account of any discount for the unlisted nature and non-transferability of the Restricted Newbelco Shares) and assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively and all other SABMiller Shareholders elect for the Cash Consideration).

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, SABMiller Shareholders registered on the South African Register will, as required by the South African Exchange Control Regulations, receive any cash proceeds due to them under the terms of the Transaction in South African rand. Please refer to paragraph 30 of Part II of this document for further details in relation to this currency exchange.

3	Background to and reasons for recommending the Transaction

SABMiller’s established strategy combines its capabilities in local brewing markets with a highly competitive business structure with global reach through its diversified portfolio of more than 200 beer brands in more than 80 countries.

SABMiller has undertaken many initiatives in recent years to accelerate growth through strengthening its local brand portfolios and expanding the beer category in the most attractive and fastest growing markets as well as by focused commercial efforts and in-market investment and growing its soft drinks business. SABMiller has also made great strides in building a globally integrated organisation, removing duplication across its markets and optimising resources and reducing costs. As part of this, SABMiller announced on 9 October 2015 that it had increased its target annual run rate cost savings from its cost and efficiency programme originally announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020 (the “SABMiller Quantified Financial Benefits Statement”). Savings arising from this programme in the year ended 31 March 2016 amounted to US$326 million and cumulatively amount to US$547 million per annum, and have exceeded the original target two years ahead of schedule. The programme is therefore on track to achieve the 31 March 2020 target of at least US$1,050 million. Please refer to Appendix III of this document for further details relating to the SABMiller Quantified Financial Benefits Statement, which should be read in conjunction with SABMiller’s announcement on 9 October 2015.

SABMiller has created significant value for shareholders since listing on the London Stock Exchange in 1999, with the company delivering a total shareholder return of 913.3% vs. a corresponding FTSE 100 total shareholder return of 72.8% in the period to 14 September 2015 (which was the last Business Day prior to renewed speculation of an approach by AB InBev).

On 26 July 2016, AB InBev announced a revised and final offer on the terms described in this document. In discussing the revised and final offer, the SABMiller Board has carefully considered the best interests of SABMiller as a whole and has taken into account all salient facts and circumstances. In particular, the SABMiller Board has considered:

•	the outcome of the UK referendum vote on 23 June 2016 to leave the European Union and the substantial movements in equity markets, foreign exchange rates and the valuations of comparable companies that have occurred since November 2015;

•	the increase made to the Cash Consideration and the cash element of the Partial Share Alternative by AB InBev on 26 July 2016, which is a final offer and therefore cannot be increased again;

•	the value of the SABMiller business on a standalone basis including the impact of recent exchange rate movements given the exposure of the business to non-sterling denominated cash flows which, in the view of the SABMiller Board, have increased the value of SABMiller in sterling terms since November 2015. The Board has also considered the valuation of comparable companies and various sensitivity analyses;

•	the advice of SABMiller’s financial advisers, including Centerview Partners who were engaged to provide additional financial advice to the SABMiller Board in the light of the market volatility referred to above;

•	the see-through value of the Partial Share Alternative, before any non-transferability discount, which was at a discount to the Cash Consideration in November 2015 but was at a premium to the Cash Consideration as at 22 August 2016 (being the latest practicable date prior to publication of this document);

•	the terms of the Partial Share Alternative (which was structured principally for the benefit of Altria and BEVCO) and, in particular, the unlisted nature of the Restricted Newbelco Shares which will be subject to a five year lock-up;

•	the feedback provided to SABMiller by a large number of SABMiller Shareholders, representing a significant proportion of the free float of SABMiller, on both the terms of the Transaction and the value of the SABMiller business, in particular since the announcement by AB InBev on 26 July 2016 of the revised and final terms of the Transaction and the proposed voting arrangements to approve the Scheme;

•	the views of both Altria and BEVCO (and the fact that they have entered into irrevocable undertakings to vote in favour of the Transaction and to elect for the Partial Share Alternative);

•	the significant progress made on the Transaction since November 2015 including the regulatory approvals and the certainty of value to SABMiller Shareholders that the Transaction provides in the near term; and

•	the impact of the Transaction on SABMiller, its employees and other stakeholders.

After careful consideration of all of the facts and circumstances, the SABMiller Board unanimously recommends the Transaction to SABMiller Shareholders as set out in paragraph 15 of this Part I below.

4	AB InBev’s reasons for the Transaction and expected financial benefits of the Transaction and integration

Please refer to paragraphs 4 and 5 of Part II of this document for information relating to AB InBev’s reasons for the Transaction and its expected financial benefits of the Transaction and integration.

5	Management, employees and locations of business

The SABMiller Directors acknowledge AB InBev’s statements in paragraph 19 of Part II of this document about the expected effects of the Transaction on SABMiller’s management, employees and locations of business, as well as the Divestitures, as described in paragraph 20 of Part II of this document, which AB InBev has agreed to implement subject to Completion.

While regrettable, the SABMiller Directors recognise that AB InBev has agreed to the Divestitures in order to obtain the required regulatory clearances for the Transaction, and that in order for AB InBev to achieve its expected benefits of the Transaction, certain operational and administrative restructurings will be required following Completion. The SABMiller Directors note that AB InBev’s integration planning is not yet complete and regret that the impact on certain employees and office locations of the SABMiller Group remains uncertain. However, it is clear that job losses in the Combined Group will be required and that AB InBev intends to implement the rationalisation, relocation or closure of a number of SABMiller’s global and regional offices. The SABMiller Directors are pleased to note AB InBev’s commitments to continue its engagement and consultation with affected employees and any appropriate employee representatives.

The SABMiller Directors also welcome AB InBev’s statements that AB InBev attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. The SABMiller Directors are pleased to note in particular the commitments to South Africa made by AB InBev in the EDD Agreement described in paragraph 4.1.3 of Part II of this document relating to, among other matters, employment and the maintenance of the Zenzele Scheme.

Under the terms of the Co-operation Agreement, AB InBev and SABMiller have agreed to certain retention and incentivisation arrangements for SABMiller employees (excluding executive directors and members of the executive committee). In addition to these retention and incentive arrangements, AB InBev has committed to preserving, for at least one complete financial year following Completion, the terms and conditions of employment of all employees who remain with the SABMiller Group. The SABMiller Directors welcome AB InBev’s additional assurances in paragraph 19 of Part II of this document that AB InBev will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees, as well as the enhanced severance arrangements and other commitments set out in Part B of Schedule 1 to the Co-operation Agreement.

6	Zenzele Scheme

In 2010, SABMiller implemented a broad-based black economic empowerment transaction in South Africa, the Zenzele Scheme, through its South African subsidiary, The South African Breweries Proprietary Limited (“SAB”).

The transaction resulted in the issue of three new classes of ordinary shares in SAB (comprising in aggregate 8.45% of SAB’s enlarged issued share capital) to three investment entities, representing the interests of employees, black retailers and historically disadvantaged communities, as follows:

•	18,532,491 E ordinary shares, representing 3.39% of SAB’s enlarged issued share capital, to The SAB Zenzele Employee Trust, a trust registered by the Master of the High Court of South Africa;

•	8,412,359 F ordinary shares, representing 1.54% of SAB’s enlarged issued share capital, to The SAB Foundation, a trust registered by the Master of the High Court of South Africa; and

•	19,228,250 R ordinary shares, representing 3.52% of SAB’s enlarged issued share capital, to SAB Zenzele Holdings (RF) Limited (“SAB Zenzele”), a public company incorporated in South Africa,

(together, the “Participants”).

The E ordinary shares, F ordinary shares and R ordinary shares are together referred to as the “Zenzele Scheme Shares”.

The Zenzele Scheme was funded principally through notional funding provided by SAB to the Participants, which notional funding increases at 85% of the prime lending rate of a major South African bank and is reduced by notional dividends from SAB on the Zenzele Scheme Shares. The notional funding is to be settled at the end of the transaction term through the repurchase by SAB, for nominal consideration, of Zenzele Scheme Shares equal in value to the outstanding balance of the notional funding.

In the ordinary course, the Zenzele Scheme is a ten-year scheme terminating in 2020. Termination may, however, occur earlier as a result of a change in control in SAB or its reference parent company, SABMiller, if SABMiller elects to accelerate termination of the Zenzele Scheme rather than to develop a Value Proposal (as defined below). On termination of the Zenzele Scheme, the remaining E ordinary shares and F ordinary shares and the shares in SAB Zenzele (and thus, indirectly, the remaining R ordinary shares) are transferred to SABMiller in exchange for SABMiller Shares, listed on the Johannesburg Stock Exchange. The exchange is a value-for-value exchange based on an agreed valuation methodology which, broadly speaking, determines: (a) the value of the SABMiller Shares with reference to SABMiller’s 60-day volume weighted trading price (“VWAP”) on the Johannesburg Stock Exchange; and (b) the equity value of the Zenzele Scheme Shares, by: (i) deriving the market capitalisation of SABMiller from its 60-day VWAP on the Johannesburg Stock Exchange (adjusted to US$); (ii) determining the enterprise value (“EV”) of SABMiller by adding the book value of minorities, preference share funding and net debt (as those terms are understood in the SABMiller accounts for the year ended 31 March 2009) to its market capitalisation; (iii) extracting SABMiller’s operating profit before exceptional items and amortisation of intangible assets, excluding software, but including the relevant group’s share of associations’ and joint ventures’ operating profit, on a similar basis (“EBITA”) from its reference accounts and thus deriving an EV/EBITA multiple for SABMiller; (iv) determining the South African rand EV for SAB by applying this multiple to SAB’s EBITA; (v) determining the equity value of SAB by deducting from its EV the book value of its minorities, its preference share funding and its net debt (as those terms are understood in the SAB accounts for the year ended 31 March 2009) and adding the value of its notional funding; and (vi) dividing the aggregate equity value of SAB by the total number of SAB shares in issue (including the Zenzele Scheme Shares).

The Transaction triggers provisions contained in the Zenzele Scheme scheme documents which regulate changes in control of SABMiller or SAB. These provisions give SABMiller an election to either accelerate or not accelerate settlement of the Zenzele Scheme. In the latter case: (a) SABMiller must develop a proposal (the “Value Proposal”) which includes steps which SABMiller in its sole discretion considers necessary to ensure that the Participants enjoy a benefit at least equal to the benefit that would have accrued to them at the end of the transaction term absent the change in control (the “equal benefit test”); and (b) in order for the Value Proposal to become binding, it must be certified by an expert appointed by SAB for this purpose (the “Expert”), who must apply the equal benefit test in making the assessment in respect of certification.

As envisaged in the Co-operation Agreement, SABMiller and AB InBev worked together to develop, and SABMiller then adopted, a Value Proposal for each of the Participants (the “AB InBev Value Proposal”). Following its adoption, the AB InBev Value Proposal has been reviewed by the Expert (being FirstRand Bank Limited (acting through its Rand Merchant Bank division), a public company and registered bank incorporated in accordance with the laws of South Africa with registration number 1929/001225/06). The Expert has certified to SAB that it considers that the AB InBev Value Proposal meets the equal benefit test.

In broad commercial terms, the AB InBev Value Proposal involves, amongst others: (a) the replacement of SABMiller with Newbelco under the Zenzele Scheme with effect from the completion of the legal transfer of the Scheme Shares from the SABMiller Shareholders to Newbelco (including as to the valuation methodology and share exchange); and (b) the following enhancements to the Zenzele Scheme upon (and subject to) Completion: (i) a guaranteed minimum value for the net equity value of the Zenzele Scheme Shares; and (ii) subject to the taking of administrative steps by the Participants, an advance payment in an aggregate amount of ZAR1.5 billion (gross of taxation) to be paid by way of special dividends to the Participants, which advance payment will be notionally vendor funded, but will not increase.

The guaranteed minimum value will be calculated by applying the existing, agreed valuation formula for the net equity value of the Zenzele Scheme Shares, but with an accounts reference date of 26 August 2016 and the market capitalisation (and thus EV/EBITA multiple) being calculated using a fixed VWAP equal to the final value in GBP of the Cash Consideration payable under the Transaction to SABMiller Shareholders in respect of each SABMiller Share and with the net equity value then reduced by the initial, gross amount of the advance payment and thereafter escalated by South African rand inflation until settlement in 2020. In broad terms, the effect is thus to give Participants a guaranteed minimum value for their net equity equivalent to that which they would have received on an acceleration of the Zenzele Scheme immediately before Completion (using March 2016 reference accounts), less the advance payment, which amount is then escalated at inflation until settlement in 2020. The guaranteed minimum value is also reduced by any cash dividends paid to Participants during the term of the Zenzele Scheme which arise from the disposal by SAB (or any of its subsidiaries) of the whole or greater part of a business or its shareholding or other interests in a business designated by Newbelco.

To the extent that, at the termination of the Zenzele Scheme, the net value of the SAB shares which are the subject of an exchange is:

•	greater than or equal to the guaranteed minimum value, the exchange will be into New Ordinary Shares, in full; or

•	lower than the guaranteed minimum value, the exchange will be into New Ordinary Shares for the actual net value and, at Newbelco’s election, in cash or New Ordinary Shares (or combination of the two) for the difference between the guaranteed minimum value and the actual net value.

In settling New Ordinary Shares under the exchange on settlement of the Zenzele Scheme, Newbelco may, in its discretion, choose to issue new New Ordinary Shares and/or procure the transfer of existing New Ordinary Shares to the Participants, or a combination of the two.

The AB InBev Value Proposal preserves the broad-based black economic empowerment of SAB, and gives expression to AB InBev’s stated commitment to continuing SABMiller’s contribution to meaningful broad-based black economic empowerment as set out in the Announcement. AB InBev believes that retaining SAB’s broad-based black economic empowerment is a key element of the regulatory framework and the promotion of sustainable economic growth and social development in South Africa.

Please see paragraph 4.1.3 of Part II of this document for further details regarding AB InBev’s commitments to contribute to South Africa.

7	Dividends and dividend policy

SABMiller

Under the terms of the Transaction and save as set out below, AB InBev has agreed that SABMiller Shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six-month period ending 30 September or 31 March prior to Completion, provided that:

(a)	any such dividend shall not exceed:

(i)	US$0.2825 per SABMiller Share for the six-month period ended 30 September 2015;

(ii)	US$0.9375 per SABMiller Share for the six-month period ended 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii)	in respect of any subsequent six-month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six-month period) as compared to the ratio for the six-month period ended 30 September 2015; and

(iv)	in respect of any subsequent six-month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by SABMiller for the relevant six-month period) as compared to the ratio for the six-month period ended 31 March 2016;

(b)	any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in that year;

(c)	the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d)	the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e)	the resolution at the relevant general meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the UK Scheme Effective Time has not occurred prior to that date, each dividend that is permissible under these criteria being a “Permitted Dividend”, and together, the “Permitted Dividends”.

For the avoidance of doubt, if Completion occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller Shareholders will not be entitled to receive such dividend.

Following the announcement by AB InBev of its revised and final offer, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and prior to the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of such reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

A final dividend for the year ended 31 March 2016 of US$0.9375 (the “Final Dividend”) was approved by SABMiller’s annual general meeting on 21 July 2016 and paid on 12 August 2016. Both the Final Dividend and the interim dividend of US$0.2825 declared by the SABMiller Board for the six month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and in the Announcement and their payment does not impact the terms of the Cash Consideration or the Partial Share Alternative.

Newbelco

It is expected that Newbelco’s dividend policy will be to declare a dividend representing in aggregate at least 25% of its consolidated profit attributable to its equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit.

Any matter relating to Newbelco’s dividend pay-out policy will be within the jurisdiction of Newbelco’s shareholders’ meetings in accordance with the Belgian Companies Code.

The dividends payable by Newbelco are expected to be paid on a semi-annual basis, i.e. the dividends for any given fiscal year are expected to be paid in November of such year and in May of the following year. The dividend payable in November will be an advance amount decided by the Newbelco Board in the form of an interim dividend. The dividend payable in May of the following year will be decided by the shareholders’ meeting and will supplement the amount already distributed in November. In both cases, the dividends will be paid on the dates and at the places communicated by the Newbelco Board. It is expected that such semi-annual dividend payment will allow Newbelco to manage its cash flow efficiently throughout the year by matching dividend payments closely with operating cash flow generation.

8	SABMiller Share Plans

Further details of the arrangements proposed to be implemented in relation to the SABMiller Share Plans in connection with the Transaction are set out in paragraph 14 of Part II of this document.

9	Regulatory Approvals and Conditions

Regulatory clearances received

As at the date of this document, the Transaction has already been approved by most of the relevant competition law and other regulatory authorities. AB InBev announced on 29 July 2016 that all Pre-Conditions to the Transaction had been satisfied. Regulatory clearances have now been received in 23 jurisdictions in total.

Clearance decisions, with or without conditions, have been obtained in: North America (US and Canada); Asia-Pacific (Australia, India, South Korea and China); Africa (Botswana, Kenya, Namibia, Swaziland, Zambia, Zimbabwe and South Africa); Europe (the EU, Albania, Moldova, Turkey and Ukraine); and Latin America (Chile, Colombia, Ecuador, Uruguay and Mexico).

Remaining Conditions

The Conditions to the Transaction are set out in full in Part V of this document. The Conditions provide that the Transaction is conditional, among other things, on:

•	the SABMiller Meetings being held no later than the 22nd day after the expected date of the SABMiller Meetings as set out in this document (or such later date as may be agreed between AB InBev and SABMiller);

•	approval of the UK Scheme and the SABMiller Resolution by the requisite majorities of SABMiller Shareholders at the SABMiller Meetings;

•	the UK Scheme being sanctioned by the UK Court by the later of (i) the 22nd day after the expected date of the UK Scheme Court Meeting and (ii) 30 days after all the Conditions other than the Post Scheme Sanction Conditions and Condition (a)(iii) of Part (A) of Part V of this document have been satisfied or waived (or such later date as may be agreed between AB InBev and SABMiller);

•	the UK Scheme becoming Effective by the Long Stop Date;

•	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

•	the passing at the Newbelco General Meeting (or any adjournment thereof) of the Newbelco Resolutions;

•	AB InBev and/or Newbelco receiving confirmation that the relevant listings applications have been approved or approved in principle by the relevant regulatory authorities; and

•	the receipt of certain outstanding regulatory clearances.

Your attention is drawn to the fact that the Transaction is also conditional on the full terms and conditions set out in Part V of this document.

Pursuant to, and in accordance with the terms of, the Co-operation Agreement (further details of which are set out in paragraph 11.2 of Part VIII of this document), AB InBev has also agreed to a “best efforts” commitment to obtain certain regulatory clearances and to a reverse break payment of US$3,000,000,000 payable to SABMiller in certain circumstances, including in the event that the Transaction fails to close as a result of the failure to obtain the relevant regulatory clearances.

Divestitures

In connection with obtaining the necessary regulatory clearances for the Transaction in the US, Europe, China and South Africa, AB InBev has agreed to divest certain assets and businesses. Details of these divestitures, all of which are conditional upon Completion, are set out in paragraph 20 of Part II of this document.

10	Taxation

You should read Part VII of this document, which provides a summary of certain UK, South African and US tax consequences of the Transaction, together with certain Belgian tax consequences of owning Newbelco Shares for residents of the UK, South Africa or the United States. This summary is intended as a general guide only and if you are in any doubt about your tax position, or are subject to taxation in any jurisdiction other than the UK, South Africa or the United States, you should consult an appropriate independent professional adviser.

11	Overseas Shareholders

Please refer to paragraph 34 of Part II of this document if you are resident in, ordinarily resident in, or a citizen of, a jurisdiction outside the United Kingdom, the United States, Belgium, Mexico or South Africa.

12	SABMiller Meetings

SABMiller proposed to the UK Court that Altria and BEVCO (and their nominees, if any) should constitute a separate class for the purposes of the UK Scheme Court Meeting and the UK Court has agreed to the convening of the UK Scheme Court Meeting on this basis. The UK Scheme therefore requires the approval of SABMiller Shareholders (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme) at the UK Scheme Court Meeting to be held on 28 September 2016. Approval is required from a majority in number of those SABMiller Shareholders who are present and vote, either in person or by proxy, at the UK Scheme Court Meeting and who represent not less than 75% in value of the SABMiller Shares voted by them.

Implementation of the Transaction will also require the passing of the SABMiller Resolution (which requires the approval of SABMiller Shareholders representing at least 75% of the votes cast either in person or by proxy) at the SABMiller General Meeting, which will be held immediately after the UK Scheme Court Meeting. The SABMiller Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

It is important that, for the UK Scheme Court Meeting in particular, as many votes as possible are cast so that the UK Court may be satisfied that there is a fair representation of shareholder opinion. You are therefore strongly urged to complete, sign and return the Forms of Proxy, or to appoint a proxy electronically or through CREST or the STRATE system, as soon as possible.

Following the SABMiller Meetings, the UK Scheme must be sanctioned by the UK Court and will only become Effective upon delivery of the UK Scheme Court Order to the UK Registrar of Companies. Upon the UK Scheme becoming Effective, it will be binding on all SABMiller Shareholders entered on the SABMiller Register of Members at the UK Scheme Record Time, irrespective of whether or not they attended or voted at the UK Scheme Court Meeting or the SABMiller General Meeting (and, if they attended and/or voted, whether or not they voted in favour of the UK Scheme or the SABMiller Resolution).

Your attention is drawn to paragraph 22.2 of Part II of this document which contains further information with respect to the SABMiller Meetings.

13	Irrevocable undertakings

In addition to the irrevocable undertakings of the SABMiller Directors described in paragraph 15 of this Part I, Altria and BEVCO have each given irrevocable undertakings to vote in favour of the Transaction (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and

225,000,000 SABMiller Shares, respectively, representing in aggregate 40.33% of SABMiller’s issued ordinary share capital on 22 August 2016, being the latest practicable date prior to the publication of this document.

In addition, DB has given AB InBev an irrevocable undertaking that, if DB undertakes any enforcement action under the pledge agreements relating to the Deutsche Bank Pledged Shares, DB (or its permitted transferee) will vote in favour of the Transaction (or consent to be bound by the UK Scheme) and elect for the Partial Share Alternative in respect of the Deutsche Bank Pledged Shares (as defined in paragraph 9 of Part VIII of this document). Furthermore, in connection with the Deutsche Bank Irrevocable, BEVCO has provided AB InBev with a supplemental irrevocable undertaking pursuant to which certain undertakings have been provided by BEVCO in respect of the Deutsche Bank Pledged Shares covering the period from the occurrence of a foreclosure event until the occurrence of an Enforcement Action (as defined in paragraph 9 of Part VIII of this document).

AB InBev and SABMiller have received irrevocable undertakings from Stichting Anheuser-Busch InBev (referred to as the AB InBev Reference Shareholder), EPS and BRC, who as at the close of business on 22 August 2016, being the latest practicable date prior to the publication of this document, collectively hold approximately 52% of the issued share capital of AB InBev, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting. The AB InBev Reference Shareholder represents an important part of the interests of the founding families of AB InBev (mainly represented by Eugénie Patri Sébastien SA and EPS) and the interests of the Brazilian families, previously shareholders of Ambev (represented by BRC).

Further details of these irrevocable undertakings are set out in paragraph 9 of Part VIII of this document.

14	Action to be taken

Your attention is drawn to pages 14 to 17 and paragraph 37 of Part II of this document which set out in detail the action you should take in relation to the Transaction in respect of voting at the SABMiller Meetings and to Part IV of this document which sets out in detail how to make an Election in respect of the Cash Consideration or the Partial Share Alternative. SABMiller ADS holders should refer to pages 16 to 17 and paragraph 35 of Part II of this document.

15	Recommendation

The SABMiller Directors, who have been so advised by Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners as to the financial terms of the Cash Consideration, consider the terms of the Cash Consideration to be fair and reasonable. In providing advice to the SABMiller Directors, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners have taken into account the commercial assessments of the SABMiller Directors.

The SABMiller Board considers the Transaction to be in the best interests of the SABMiller Shareholders taken as a whole. Accordingly, the SABMiller Directors unanimously recommend that SABMiller Shareholders vote in favour of the UK Scheme at the UK Scheme Court Meeting and in favour of the SABMiller Resolution to be proposed at the SABMiller General Meeting.

The SABMiller Directors who have interests in SABMiller Shares have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme and the SABMiller Resolution in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested, being, in aggregate 663,336 SABMiller Shares representing approximately 0.04% of SABMiller’s issued ordinary share capital on 22 August 2016 (being the latest practicable date prior to the publication of this document). Further details of these irrevocable undertakings are set out in paragraph 6 of Part II of this document, including the circumstances in which the irrevocable undertakings cease to be binding.

In deciding whether or not to elect for the Partial Share Alternative, SABMiller Shareholders should take independent advice and consider carefully the disadvantages and advantages of electing for the Partial Share Alternative (including but not limited to those listed below) in the light of their own financial circumstances and investment objectives.

Disadvantages of electing for the Partial Share Alternative

•	The Restricted Newbelco Shares will:

•	be unlisted, not admitted to trading on any stock exchange and not capable of being deposited in an ADR programme; and

•

among other things, be subject to a five year lock-up restriction on transfer, subject to limited exceptions (for example the ability to pledge the Restricted Newbelco Shares in certain circumstances), and only convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion.

Consequently, subject to such limited exceptions, SABMiller Shareholders who make an election for the Partial Share Alternative will not be able to realise or monetise their investment during the five year lock-up period.

In the light of these restrictions, SABMiller Shareholders who are subject to investment mandates should ascertain whether their mandates permit them to acquire or hold the Restricted Newbelco Shares. In addition, any assessment of the value of the Restricted Newbelco Shares should therefore take into account an individual shareholder’s assessment of an appropriate non-transferability discount to reflect these restrictions.

•	Unlike the Cash Consideration which is fixed, the Restricted Newbelco Share element of the Partial Share Alternative will be of uncertain value:

•	the value of the Restricted Newbelco Shares will fluctuate, in part, to reflect the value of Newbelco and the performance of the Combined Group and in part to reflect exchange rates. By way of illustration, between the date of the Announcement and 22 August 2016 (being the latest practicable day prior to the publication of this document), before taking account of any discount for the unlisted nature of the Restricted Newbelco Shares and the restrictions on transfer that will apply to them, the value of the Restricted Newbelco Shares element of the Partial Share Alternative on a see-through basis has fluctuated between £38.25 and £48.03 (which does not include the cash element of the Partial Share Alternative); and

•	the Estimate of Value provided by Lazard, lead financial adviser to AB InBev, estimates that a typical institutional investor in listed securities would apply a material discount for non-transferability of approximately 20% – 30%, which would imply an estimated value of the Restricted Newbelco Shares (and not including the cash element of the Partial Share Alternative) of between £25.61 and £37.40 on 17 August 2016.

•	SABMiller Shareholders will only be able to elect for the Partial Share Alternative in respect of their entire holding of SABMiller Shares (or, in the case of Nominee Shareholders, in respect of the entire holding of SABMiller Shares held on behalf of an Underlying Shareholder). Further information on how to elect for the Partial Share Alternative is set out in Part IV of this document.

•	SABMiller Shareholders electing for the Partial Share Alternative will have no certainty as to the precise number of Restricted Newbelco Shares they will receive under the terms of the Transaction because:

•	the Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 41% of SABMiller’s issued ordinary share capital;

•	Altria and BEVCO have each given irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate 40.33% of SABMiller’s current ordinary issued share capital; and

•	to the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections.

Advantages of electing for the Partial Share Alternative

•	As at 22 August 2016 (being latest practicable day prior to the publication of this document), the value of the Partial Share Alternative on a see-through basis represented a 13% premium to the Cash Consideration (before taking into account any discount for the unlisted nature and non-transferability of the Restricted Newbelco Shares).

•	The Partial Share Alternative (subject to the limits on the number of Restricted Newbelco Shares to be issued, scaling back and fractional entitlements) allows SABMiller Shareholders to invest directly in the Combined Group at a fixed exchange ratio (rather than reinvesting consideration received from the Cash Consideration). The Restricted Newbelco Shares will provide a continuing investment in the Combined Group which will be a global brewer and one of the world’s largest consumer goods companies. In addition, as set out in paragraph 5 of Part II of this document, AB InBev expects the Combined Group to achieve pre-tax cost synergies of at least US$1.4 billion per annum by the end of the fourth year following Completion. These synergies are in addition to the cost and efficiency programme of SABMiller referred to in in paragraph 3 of Part I of this document.

•	From Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. Further details of Newbelco’s dividend policy are set out in paragraph 7 of Part I of this document.

•	From Completion, the holders of the Restricted Newbelco Shares will, together, have the ability to appoint a limited number of directors of Newbelco.

•	Depending on their own personal circumstances, SABMiller Shareholders in some jurisdictions receiving Restricted Newbelco Shares may not be immediately liable to tax in respect of part of any gain on their SABMiller Shares: that part of the gain may not effectively be taxable until a later disposal of Restricted Newbelco Shares or New Ordinary Shares. This treatment will however not apply to SABMiller Shareholders in all jurisdictions.

The SABMiller Directors and Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners have considered the disadvantages and advantages outlined above in relation to the Restricted Newbelco Shares included within the Partial Share Alternative.

Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners are unable to advise the SABMiller Board whether or not the financial terms of the Partial Share Alternative are fair and reasonable. This is because of the significant and variable impact of the disadvantages and advantages of the Partial Share Alternative for individual SABMiller Shareholders including, in terms of the advantages, in particular, the value of the Partial Share Alternative and its current premium to the Cash Consideration on a see-through basis (before taking into account any discount for the unlisted nature and non-transferability of the Restricted Newbelco Shares) and in terms of the disadvantages, in particular, the terms of the Restricted Newbelco Shares including the five year lock-up period, the volatility of the see-through value of the Restricted Newbelco Share element of the Partial Share Alternative since November 2015 and the level of uncertainty in its future value.

For the reasons set out above, the SABMiller Directors cannot form an opinion on whether or not the terms of the Partial Share Alternative are fair and reasonable and cannot recommend whether or not SABMiller Shareholders should elect for the Partial Share Alternative.

Any decision by SABMiller Shareholders to elect for the Partial Share Alternative will depend on their particular circumstances including, but not limited to, their views on the advantages and disadvantages of electing for the Partial Share Alternative as outlined above and, in particular, each SABMiller Shareholder’s ability and willingness to hold the Restricted Newbelco Shares (which are an illiquid, unlisted investment, subject to a five year lock-up restriction on transfer), their views on any appropriate discount for the unlisted nature and non-transferability of the Restricted Newbelco Shares and their tax position (which may be affected by the laws of the relevant jurisdiction in which they reside or of which they are a citizen or national).

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this document, including without limitation the factors outlined in this paragraph 15 and the points set out in paragraphs 12 and 13 of Part II of this document, as well as the AB InBev Transaction Documents, including without limitation the risk factors set out in the F-4 Registration Statement and the Belgian Listing Prospectus. The SABMiller Directors, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners take no responsibility for the AB InBev Transaction Documents.

In addition, SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by the laws of the relevant jurisdiction in which they reside.

Please refer to paragraph 6 of Part VIII and Appendix IV of this document for further details of the rights attached to the Restricted Newbelco Shares.

Each of the SABMiller Directors who have interests in SABMiller Shares other than Geoffrey Bible and Dinyar Devitre (two of the SABMiller Directors nominated by Altria) has confirmed that they intend to elect (or use reasonable endeavours to procure the election) for the Cash Consideration in respect of the SABMiller Shares of which they are the beneficial holders or otherwise interested in.*

*	Alejandro Santo Domingo Dávila and Carlos Pérez Dávila (the SABMiller Directors nominated by BEVCO) do not have any direct interest in SABMiller Shares. BEVCO has given an irrevocable undertaking to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller Shares, as described in paragraph 13 of this Part I.

Geoffrey Bible and Dinyar Devitre have confirmed that they wish to elect for the Partial Share Alternative as, having taken their own independent financial, tax and legal advice, they wish to make this election for tax planning purposes, they wish to hold an investment in the Combined Group, and their personal circumstances mean that they are willing to hold an unlisted, non-transferable investment for the five year lock-up period, and these factors outweigh the other disadvantages listed above.

16	Further information

You are advised to read the whole of this document and not just rely on the summary information contained in this letter. Your attention is further drawn to the information contained in Part II (Explanatory Statement), Part III (The Scheme of Arrangement), Part IV (Notes for Making an Election for the Cash Consideration or the Partial Share Alternative), Part V (Conditions to and Certain Further Terms of the Transaction), Part VI (Financial and Ratings Information), Part VII (Taxation), Part VIII (Additional Information), Part IX (Terms and Conditions of Belgian Offer) and the notices of the SABMiller Meetings set out in Part XI (Notice of Court Meeting) and Part XII (Notice of General Meeting) of this document, and to the expected timetable of principal events set out on page 20 of this document.

Yours faithfully,

Jan du Plessis

Chairman

SABMiller plc

Part II

EXPLANATORY STATEMENT

(in compliance with section 897 of the Companies Act)

Robey Warshaw LLP

31 St James’s Place

London

SW1A 1NR

J.P. Morgan Limited

25 Bank Street

Canary Wharf

London

E14 5JP

Morgan Stanley & Co. International plc

20 Bank Street

Canary Wharf

London

E14 4AD

Goldman Sachs International

Peterborough Court

133 Fleet Street

London

EC4A 2BB

Centerview Partners UK LLP

100 Pall Mall

London

SW1Y 5NQ

26 August 2016

To all SABMiller Shareholders and, for information only, participants in the SABMiller Share Plans and persons with information rights.

Dear SABMiller Shareholder,

RECOMMENDED ACQUISITION OF SABMILLER PLC BY ANHEUSER-BUSCH INBEV SA/NV (THROUGH NEWBELCO SA/NV)

1	Introduction

On 11 November 2015, the boards of SABMiller and AB InBev announced that they had agreed the terms of a recommended acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev through Newbelco. On 26 July 2016, AB InBev issued a further announcement setting out the terms of a revised and final offer and on 29 July 2016, the board of SABMiller announced that it intended to recommend unanimously the Cash Consideration under that revised and final offer and that SABMiller Shareholders vote in favour of the UK Scheme and the SABMiller Resolution. In its announcement the board of SABMiller also stated that it intended to propose to the UK Court that Altria and BEVCO be treated as a separate class of shareholder for the purposes of the UK Scheme Court Meeting and the UK Court has since agreed to the convening of the UK Scheme Court Meeting on this basis.

The Pre-Conditions to the Transaction, being the receipt of competition authority and other regulatory clearances in the EU, the US, China and South Africa and exchange control approval having been obtained from The Financial Surveillance Department of the South African Reserve Bank, have now been satisfied, as announced by AB InBev on 29 July 2016.

The implementation of the Transaction is subject to the Conditions and further terms summarised in paragraph 27 of this Part II and set out in detail in Part V of this document. The UK Scheme can only become Effective in accordance with its terms, and the Belgian Offer and Belgian Merger can only take place, if all of the Conditions to the Transaction have been satisfied or, where relevant, waived.

The Transaction will be implemented through the Proposed Structure, which involves three principal steps, as follows:

•	Step 1: first, the acquisition of SABMiller by Newbelco (a Belgian company formed for the purposes of effecting the Transaction and becoming the holding company for the Combined Group following Completion) through the UK Scheme, a UK law court-sanctioned scheme of arrangement under Part 26 of the Companies Act, pursuant to which each Scheme Shareholder will receive 100 Initial Newbelco Shares in consideration for each of its Scheme Shares;

•	Step 2: second, the Belgian Offer, a Belgian law voluntary cash takeover offer made by AB InBev pursuant to the Belgian Takeover Law and the Belgian Takeover Royal Decree for all of the Initial Newbelco Shares, pursuant to which:

(i)	Scheme Shareholders who validly elect (or are deemed to elect) for the Cash Consideration will tender all their Initial Newbelco Shares into the Belgian Offer for cash proceeds of £0.45 per Initial Newbelco Share in order to receive the Cash Consideration; and

(ii)	Scheme Shareholders who validly elect (or are deemed to elect) for the Partial Share Alternative will tender some of their Initial Newbelco Shares into the Belgian Offer for cash proceeds of £0.45 per Initial Newbelco Share, in order to receive the cash element of the Partial Share Alternative, and will retain the relevant proportion of their Initial Newbelco Shares, which will become Restricted Newbelco Shares as a result of the subsequent Reclassification and Consolidation; and

•	Step 3: third, the Belgian Merger, the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group.

The UK Scheme requires, among other things, the approval of the holders of Scheme Shares as at the Voting Record Time and the sanction of the UK Court.

Your attention is drawn to the letter from the Chairman of SABMiller, Jan du Plessis, set out in Part I of this document, which forms part of this Explanatory Statement. That letter contains, among other things, information on the background to and reasons for the unanimous recommendation by the SABMiller Directors to SABMiller Shareholders to vote in favour of the UK Scheme at the UK Scheme Court Meeting and the SABMiller Resolution at the SABMiller General Meeting.

It is important that, for the UK Scheme Court Meeting in particular, as many votes as possible are cast so that the UK Court may be satisfied that there is a fair representation of shareholder opinion. You are therefore strongly urged to complete, sign and return the Forms of Proxy, or to appoint a proxy electronically or through CREST or the STRATE system, as soon as possible. Please see paragraph 37 of this Part II for further details of action to be taken in connection with the SABMiller Meetings.

Your attention is also drawn to the AB InBev Transaction Documents, which contain further details on the Belgian Offer, the Belgian Merger and the proposed listing of Newbelco Shares on Euronext Brussels, the secondary listings on the main board of the Johannesburg Stock Exchange and the Mexico Stock Exchange and the listing of Newbelco ADSs on the NYSE. This document should be read in conjunction with the AB InBev Transaction Documents, for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible (available on AB InBev’s website at www.ab-inbev.com and www.globalbrewer.com).

We have been authorised by the SABMiller Directors to write to you to explain the terms of the Transaction and to provide you with other relevant information. This Explanatory Statement contains a summary of the terms of the Transaction. The terms of the UK Scheme are set out in full in Part III of this document and the key terms and conditions of the Belgian Offer are set out in Part IX of this document.

In the steps above (and which are described in more detail in paragraphs 22, 23 and 24 of this Part II), the reference to ‘Scheme Shareholders’ is to SABMiller Shareholders entered on the SABMiller Register of Members at the UK Scheme Record Time and the reference to ‘Scheme Shares’ is to the SABMiller Shares at the UK Scheme Record Time or (where the context so requires) at the Voting Record Time. Your attention is also drawn to the other parts of this document, which are deemed to form part of this Explanatory Statement, including the letter from the Chairman of SABMiller, the Conditions and certain further terms in Part V of this document and the additional information in Part VIII of this document.

2	Summary of the terms of the Transaction

The Cash Consideration

Under the terms of the Transaction, which is subject to the Conditions and further terms set out in Part V of this document, Scheme Shareholders can receive:

in respect of each Scheme Share:	£45 (the “Cash Consideration”)

The Cash Consideration represents:

•	a premium of approximately 53% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev) and a premium of approximately 49% to SABMiller’s closing share price of £30.15 on 15 September 2015 (being the last Business Day before the commencement of the UK Offer Period); and

•	a premium of approximately 39% to SABMiller’s three-month volume weighted average share price of £32.31 to 14 September 2015 and a premium of approximately 40% to SABMiller’s three month volume weighted average share price of £32.21 to 15 September 2015.

The Partial Share Alternative

In lieu of the Cash Consideration, SABMiller Shareholders can instead elect for a Partial Share Alternative under which Scheme Shareholders can elect to receive:

in respect of each Scheme Share:	£4.6588 in cash
and
0.483969 Restricted Newbelco Shares

(subject to scaling back, rounding and minor adjustments in accordance with the terms of the Partial Share Alternative as described in paragraph 12 of this Part II). Scheme Shareholders will only be able to elect for the Partial Share Alternative in respect of their entire holding of Scheme Shares as at the UK Scheme Record Time (or, in the case of Nominee Shareholders, in respect of all of the Scheme Shares held by the Nominee Shareholder on behalf of an Underlying Shareholder as at the UK Scheme Record Time).

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and, among other things, will be subject to restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will have an ISIN of BE6288397811 but will not be an enabled Euroclear UK & Ireland security within CREST. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion, or earlier in certain specific limited circumstances, as described in more detail in Appendix V of this document. From Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. In addition, the holders of the Restricted Newbelco Shares will collectively be entitled to appoint up to three directors of Newbelco. Please refer to paragraph 15 of this Part II and Appendix V of this document for further details of the rights attached to the Restricted Newbelco Shares.

Partial Share Alternative—see-through value

It is possible to estimate the value of the Partial Share Alternative using a number of different methodologies. One such methodology is to value the Restricted Newbelco Share element of the Partial Share Alternative on a see-through basis by reference to the prevailing AB InBev share price, although this methodology does not take into account the rights and restrictions assocated with the Restricted Newbelco Shares (as described in paragraphs 12 and 15 of this Part II and Appendix V of this document). In particular, it is expected that holders of Restricted Newbelco Shares may apply a discount to the value implied by this methodology to reflect the restrictions on transfer that will apply to Restricted Newbelco Shares.

On this see-through basis, using AB InBev’s share price as at 22 August 2016, being the latest practicable date prior to the publication of this document, and before taking account of any discount for the unlisted nature of the Restricted Newbelco Shares and the restrictions on transfer that will apply to them, the value of the Partial Share Alternative (including the cash element) is equivalent to a value of £50.93 in respect of each Scheme Share on 22 August 2016. This represents:

•	a premium of approximately 74% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev) and a premium of approximately 69% to SABMiller’s closing share price of £30.15 on 15 September 2015 (being the last Business Day before the commencement of the UK Offer Period); and

•	a premium of approximately 58% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015 and a premium of approximately 58% to SABMiller’s three-month volume weighted average share price of £32.21 to 15 September 2015.

Partial Share Alternative—Rule 24.11 estimate of value

An alternative methodology to estimate the value of the Partial Share Alternative is to derive a theoretical valuation of the Restricted Newbelco Shares using established valuation methodologies such as comparable company trading multiples analysis and discounted cash flow analysis. For the purposes of Rule 24.11 of the City Code, Lazard has provided to the AB InBev Directors, on the basis of certain assumptions, qualifications and caveats as set out in the Estimate of Value Letter appearing in Appendix IV of this document, an estimate of value with respect to the Partial Share Alternative applying these methodologies.

Lazard has prepared the estimate of value for the sole benefit and use of the AB InBev Directors for the purposes of Rule 24.11 of the City Code in connection with the Transaction and for no other purpose. In providing the estimate of value to the AB InBev Directors, no recommendation or advice is given by Lazard as to whether Scheme Shareholders should elect for the Partial Share Alternative, whether they should elect for the Cash Consideration or otherwise.

On the basis of the estimate of value provided by Lazard to the AB InBev Directors solely for the purposes of Rule 24.11 of the City Code (and subject to the assumptions, qualifications and caveats set out in the Estimate of Value Letter), in respect of each Scheme Share in respect of which a valid Election for the Partial Share Alternative is made and is not scaled back, the relevant Scheme Shareholder would receive a combination of cash and Restricted Newbelco Shares with an estimated aggregate value of approximately £41.25 – £51.40 as at 17 August 2016, before taking account any discount for the unlisted nature of the Restricted Newbelco Shares and the restrictions on transfer that will apply to them. In the Estimate of Value Letter, Lazard recognises that such discount, if any, will depend on the type of holder and their individual circumstances but estimates that a typical institutional investor in listed securities would apply a material discount for non-transferability of approximately 20% – 30%. Taking into account such discount (and subject to the assumptions, qualifications and caveats set out in the Estimate of Value Letter), the relevant Scheme Shareholder would receive an estimated aggregate value of approximately £30.27 – £42.05. This represents, as at 22 August 2016, a discount of 7% – 33% to the Cash Consideration.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash and will accordingly be available in respect of up to approximately 41% of SABMiller’s issued ordinary share capital as at 22 August 2016 (being the latest practicable date prior to the publication of this document). To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the Scheme Shareholders who have made such Elections will be deemed to have elected for the Cash Consideration in respect of the balance of the Scheme Shares held by them. Elections for the Partial Share Alternative will also be subject to rounding and other minor adjustments as described in paragraph 12 of this Part II below. As a result, Scheme Shareholders who make a valid Election (or are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares or the exact amount of cash they will receive pursuant to the Transaction until the settlement of the consideration for the Transaction.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of Scheme Shares, representing 40.33% of SABMiller’s issued ordinary share capital as at 22 August 2016 (being the latest practicable date prior to publication of this document). Please refer to paragraph 9 of Part VIII of this document for further details of these irrevocable undertakings and to paragraph 10.3 of Part VIII for further details of the existing arrangements in place between SABMiller and each of Altria and BEVCO.

Depending on the number of Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative and assuming that there is no change in the issued share capital of AB InBev after the date of this document, the Restricted Newbelco Shares are expected to represent between approximately 16.47% and 16.86% of Newbelco’s total issued share capital immediately following Completion.

Further information about the Partial Share Alternative is set out at paragraph 12 of this Part II and further details on the rights attaching to the Restricted Newbelco Shares are set out in paragraph 15 of this Part II.

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this document, including, without limitation, the factors outlined in paragraph 15 of Part I and the points set out in paragraphs 12 and 13 of this Part II of this document, as well as the AB InBev Transaction Documents (for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco

Directors, as applicable, are responsible and which are available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com), including without limitation the risk factors set out in the F-4 Registration Statement and the Belgian Listing Prospectus. Scheme Shareholders should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by their own investment mandates and/or the laws of any relevant jurisdiction and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances. Scheme Shareholders who are considering electing for the Partial Share Alternative should consider their circumstances very carefully and inform themselves about, and observe, any applicable legal or regulatory requirements in the jurisdiction in which they, or the persons on whose behalf they hold Scheme Shares, are resident or of which they (or such persons) are a citizen or national. Scheme Shareholders are strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objective before deciding whether to elect for the Partial Share Alternative.

The Transaction values SABMiller’s entire issued and to be issued share capital at approximately £78.4 billion, as at 22 August 2016, being the latest practicable date prior to the publication of this document (on the basis of the see-through value of the Partial Share Alternative of £50.93 referred to above (before taking account of any discount for the unlisted nature and non-transferability of the Restricted Newbelco Shares) and assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 Scheme Shares respectively and all other Scheme Shareholders elect for the Cash Consideration).

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, Scheme Shareholders registered on the South African Register will, as required by the South African Exchange Control Regulations, receive any cash proceeds due to them under the terms of the Transaction in South African rand. Please refer to paragraph 30 of this Part II for further details in relation to this currency exchange.

3	Background to and reasons for the SABMiller Board’s recommendation

Information relating to the background and reasons for the SABMiller Board’s recommendation of the Transaction is set out in paragraph 3 of Part I of this document.

4	AB InBev’s reasons for the Transaction

4.1	Strategic rationale for the Transaction

AB InBev believes the Transaction will allow both businesses to significantly accelerate their respective growth strategies and create enhanced value for the benefit of all stakeholders.

AB InBev believes the following:

4.1.1	A compelling opportunity

The combination of AB InBev and SABMiller will create a truly global brewer and one of the world’s leading consumer products companies. Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the Combined Group will have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia and Central and South America.

AB InBev believes that the Transaction is in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

4.1.2	Combination to generate significant growth opportunities, benefiting stakeholders around the world

AB InBev believes that further significant growth opportunities will arise from marketing the Combined Group’s joint brand portfolio through a largely complementary distribution network and applying the best practices of both companies across the new organisation.

Strong brand building experience and success in developing global brands, national icons and local brands have been critical success factors for both AB InBev and SABMiller. The Combined Group’s portfolio of complementary global and local brands will provide more choices for beer drinkers in new and existing markets. In addition, AB InBev believes that bringing together the capabilities of both companies will lead to further product and service innovations for its consumers around the globe.

The Combined Group will also have access to some of the most important sports, music and other marketing properties in the world. For example, Budweiser has been a sponsor of the FIFA World Cup™ since 1986.

4.1.3	Africa will play a unique role in the Combined Group

Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa is also growing in importance in the context of the global beer industry. It is expected that the African continent will represent approximately 8.1% of global beer industry by volume by 2025, up from approximately 6.5% in 2014, with beer volumes in Africa being expected to grow at nearly three times the rate of global beer volumes between 2014 and 2025.

AB InBev does not currently have any significant operations in Africa and believes that the continent will play a vital role in the future of the Combined Group, building upon the strong history and success of the SABMiller Group in the region dating back to the 19th century.

On 14 April 2016, AB InBev announced that it had entered into an agreement with the South African Government in terms of which AB InBev made commitments to contribute to South Africa (the “EDD Agreement”).

The commitments to South Africa made by AB InBev in the EDD Agreement relate to employment, agricultural development, enterprise development, local production and procurement, the maintenance of the Zenzele Scheme, the participation of small beer brewers in the South African market, investment in initiatives aimed at promoting advancements in education, business and environmental sustainability and the reduction of harmful use of alcohol in South African society and a commitment to locate the regional head office for Africa in Johannesburg. Please refer to paragraph 6 of Part I of this document for further details on the Zenzele Scheme.

AB InBev will make available over a five-year period commencing on Completion, through direct investments and through a fund to be established by AB InBev, an aggregate amount of ZAR1 billion for investment in the programmes in South Africa contemplated by the EDD Agreement.

As a sign of its commitment to South Africa, in January 2016 AB InBev completed a secondary (inward) listing of its ordinary shares on the Johannesburg Stock Exchange. It is intended that, upon or shortly after Completion, the New Ordinary Shares will be listed on the Johannesburg Stock Exchange, through a secondary listing, which will replace AB InBev’s existing secondary listing.

AB InBev has also announced a partnership with the City of Johannesburg. The goal of the partnership will be to reduce the harmful use of alcohol and promote enterprise development and it is intended that the partnership will be subject to Completion. As part of this partnership, AB InBev intends to commit to an investment of ZAR50 million over five years.

AB InBev will establish an African board in South Africa, on which Jabu Mabuza, chairman of the board of Telkom SA, Sphere Holdings and Business Unity South Africa, has agreed to serve as chairman. In the coming months, Jabu Mabuza and Carlos Brito, who will also join the African board, will work together to finalise the governance and constitution of the African board.

4.1.4	Building a better world together

Both AB InBev and SABMiller strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain—from farmers to brew masters to truck drivers to customers—as well as by aspiring to the highest standards of corporate social responsibility. The Transaction will allow the two companies to benefit from, and build upon, each other’s successes.

With the launch of the UN Sustainable Development Goals in September 2015, an expectation was set that business will play its part in addressing the world’s challenges. Both companies have strong programmes that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy and recycling and to improve the communities where they live and work. The Combined Group will consolidate these programmes and set stretching targets for its direct operations, in particular to reduce water use and carbon emissions. AB InBev also recognises the importance of looking beyond direct operations to the value chain and broader society.

AB InBev and SABMiller operate in many communities that face major social and environmental challenges and they know that long-term business growth and success depends on the prosperity and resilience of these communities. Both companies have set global priorities around sustainable development, but also take a local approach to understanding how these challenges affect local communities. They have developed strong partnerships to benefit communities and the environment and grow business value by helping to tackle these challenges.

For example, in order to accelerate growth and social development through its value chains, SABMiller has committed to support hundreds of thousands of small-scale farmers, retailers and entrepreneurs to prosper, in particular women-owned businesses. It works to identify value opportunities from reducing waste and carbon emissions, for example creating new employment in recycling businesses; and to ensure that locally sourced brewing crops are grown in a way that boosts farmer incomes and improves food and resource security. Through its Better Barley Better Beer programme in South Africa, SABMiller is working with the World Wildlife Fund to improve the economic, environmental and social sustainability of barley production and through Go Farming, SABMiller has pioneered brewing with crops such as sorghum and cassava across Africa, driving growth through new affordable brands while creating new incomes for smallholder farmers.

Similarly, AB InBev is supporting local barley growers through its SmartBarley programmes, which provides a platform for exchanging malt barley best practices that helps growers improve their productivity, profitability and natural resource efficiency. It also invests in key partnerships in the areas of education, economic development, responsible drinking and environmental protection to support its local communities.

Both AB InBev and SABMiller have invested in understanding local water risks and establishing solutions based on collective action and partnerships, in order to secure water resources for all users, including local communities.

It is AB InBev’s intention that following Completion, the Combined Group will consolidate these programmes where applicable, identify best practices and leverage the capabilities of both AB InBev and SABMiller.

4.1.5	Building the best global talent pool

AB InBev believes that the Transaction will bring together two companies with deep roots in some of the most historic beer cultures around the world, with strong heritage, cultures and a shared commitment to quality.

AB InBev believes that the Combined Group can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

AB InBev and SABMiller are truly international organisations, with over 30 nationalities represented in the most senior management positions. The management teams have extensive market expertise offering management experience in complementary regions worldwide.

For further details relating to the management, employees and locations of the Combined Group, see paragraph 19 of this Part II.

4.1.6	Generating attractive synergies and creating additional shareholder value

AB InBev believes that the Combined Group will generate attractive synergies and create additional shareholder value. For further details relating to the financial benefits of the Transaction and integration, see paragraph 5 of this Part II.

4.2	Building on the strengths of both companies

The Transaction brings together two of the world’s leading consumer products companies. AB InBev believes that AB InBev and SABMiller will be able to achieve more together than they could have achieved separately, by building on the strengths of both companies.

AB InBev believes and intends the following:

4.2.1	Global platform with strong market positions in key markets and geographic diversification

AB InBev believes the combination of the two companies will create a geographically diversified global platform, balancing the growth opportunities of developing markets with the stability and strength of developed markets. With significant operations in both the southern and northern hemispheres, AB InBev expects the Combined Group to benefit from the natural hedge against local or regional market, economic and seasonal volatility.

AB InBev is the world’s largest brewer, holding leading positions in the majority of the markets where it has chosen to operate. As at the date of this document, it holds the number one position in terms of total market share of beer by volume, based on its estimates, in the United States, Mexico and Brazil, three of the top five most profitable beer markets in the world. AB InBev estimates that in China, the world’s largest beer market by volume, it holds the number three position in total market share of beer by volume and the number one position by volume in the fast-growing premium beer category.

AB InBev believes SABMiller is also well placed. AB InBev believes SABMiller has the greatest exposure to developing markets of any international brewer, holding directly, or through its associates, the number one or two positions in terms of total market share of beer by volume in many countries across Africa and Latin America. In these developing markets AB InBev believes beer is seen as aspirational, with the primary growth drivers being affordability and availability of largely core brands. As these economies grow in future years and disposable incomes rise, AB InBev expects the demand for beer will also grow, initially through local brands, but over time, through global and international premium brands.

The global distribution network of the Combined Group will, depending on the location, be operated either by the Combined Group or through strong partnerships with wholesalers and local distributors. AB InBev believes that the expanded reach of the Combined Group will provide a strong platform to grow its global and multi-country brands, while developing local brands tailored to regional tastes and trends.

4.2.2	Strong brand portfolio with global, multi-country and local brands

The Combined Group’s brands will be its foundation and the cornerstone of its relationships with consumers.

Beer

The Combined Group will manage a portfolio of well over 400 brands of beer and non-beer beverages, consisting of premium or high-end brands, core brands and value, discount or sub-premium brands, differentiated by quality and price.

The combined portfolio will comprise three brand categories:

•	Global brands: AB InBev’s three global brands, Budweiser, Corona and Stella Artois, will capitalise on common consumer values and experiences across borders and have the strength to be marketed worldwide;

•	Multi-country brands: these are brands with a strong consumer base in their home country, but which resonate with consumers in other selected markets. They include, for example, Beck’s, Castle Lager, Castle Lite, Hoegaarden and Leffe; and

•	Local brands: offering locally popular tastes, local brands such as Aguila, Bud Light, Cristal, Victoria, Skol, Victoria Bitter, Cass and Harbin connect particularly well with consumers in their home markets.

The Combined Group will focus its attention on its core to premium brands, using a “Focus Brands” strategy. Focus Brands are brands which AB InBev believes have the best long-term growth potential, and in which the Combined Group will invest the majority of its resources (money, people and attention). These brands include AB InBev’s three global brands, the Combined Group’s multi-country brands and selected local brands.

As a result of this approach, the Combined Group will make clear brand choices and invest in those brands that build deep connections with consumers and meet their needs. From time to time, the Combined Group may also seek to dispose of certain brands which it determines no longer fit within the ‘Focus Brands’ strategy. The Combined Group will seek to replicate its successful brand initiatives, market programmes and best practices across multiple geographic markets, where relevant and applicable.

The Combined Group will invest in its brands to create a long-term and sustainable competitive advantage, by aiming to meet the various needs and expectations of consumers and by developing leading brand positions around the globe. This investment will aim to reinvigorate the Combined Group’s core brands so they remain relevant for today’s millennial consumers and broaden beer’s appeal so that it is the drink of choice for more people on an increasing number of occasions.

Near beer

Some of AB InBev’s recent innovations have stretched beyond typical beer occasions, such as the Best Damn and Lime-A-Rita families in the United States and MixxTail in China and Argentina. These innovations are designed to grow the near beer category, and to improve the Combined Group’s share of the total alcohol market, by addressing changing consumer trends and preferences, including, for example, a preference for sweeter tasting beverages with higher alcohol content.

No alcohol beer and lower alcohol beer (NABLAB)

The Combined Group will also empower consumers to make smart drinking choices by expanding its product portfolio with the goal of ensuring that its no- and lower- alcohol beer products represent at least 20% of its global beer volume by the end of 2025.

Soft drinks

While its core business will be beer, the Combined Group will also have an important presence in the soft drinks market. SABMiller currently has soft drinks operations in Africa (through its majority shareholding in Coca-Cola Beverages Africa (Pty) Ltd, Africa’s largest soft drink beverage company) and Latin America and Ambev (the Brazilian subsidiary of AB InBev) has soft drinks operations in South America and the Caribbean. Soft drinks include both carbonated and non-carbonated soft drinks.

The Combined Group will also have interests in certain water bottling and distribution businesses in Mexico, Argentina, Brazil, Ecuador, El Salvador, Honduras, Panama, Peru and throughout Africa.

The Combined Group will additionally produce non-alcoholic malt beverages throughout Africa and Latin America under brand names including Beta Malt, Grand Malt, ActiMalta, Malta Vigor, Maltin Power and Pony Malta

Other alcoholic beverages

The Combined Group will also have operations throughout Africa that produce relatively short-life traditional beer, brewed using sorghum under various brand names including Chibuku, Chibuku Super, Imvelo and Nzagamba.

The Combined Group will have interests in wines and spirits operations and distribution businesses in Australia, Kenya, Mozambique, Nigeria and Tanzania.

The table below sets out the main brands that AB InBev expects the Combined Group to sell, by country, following Completion.

Country by region	Brands
Africa
Botswana	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Flying Fish, Hansa Pilsener, Redd’s, St. Louis family
Non-Beer: Appletiser, Bonaqua, Chibuku, Coca-Cola family, Fanta, Minute Maid, Powerade, Schweppes, Sprite, Tab
Ethiopia	Non-Beer: Ambo water
Ghana	Beer: Castle Milk Stout, Club Premium Lager, Club Shandy, Eagle, Stone Lager
Non-Beer: Chibuku, Beta Malt, Voltic water
Kenya	Beer: Castle Lager, Castle Lite, Castle Milk Stout, Crown Lager, Nile Special, Redd’s
Non-Beer: Keringet water, Konyagi
Lesotho	Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Maluti Premium Lager, Redd’s
Non-Beer: Bonaqua, Coca-Cola family, Fanta, Minute Maid, Powerade, Sprite
Malawi	Beer: Castle Lager, Carling Black Label
Non-Beer: Chibuku, Chibuku Super, Maheu
Mayotte/Comores	Non-Beer: Coca-Cola family, Fanta, Minute Maid, O’Jiva, Orangina, Sprite
Mozambique	Beer: 2M, Carling Black Label, Castle Lite, Flying Fish, Hansa Pilsener, Impala, Laurentina family, Manica, Redd’s
Non-beer: Chibuku, Chibuku Super, Dom Barril, Maheu, Paradise, Tentacao
Namibia	Beer: Carling Black Label, Castle Lager, Castle Lite, Flying Fish
Nigeria	Beer: Castle Lager, Castle Milk Stout, Eagle, Grand Lager, Hero, Redd’s, Trophy
Non-Beer: 1960 Rootz, Beta Malt, Chibuku, Grand Malt, Maheu, Royal Eagle spirits, Voltic water
South Africa	Beer: Brutal Fruit, Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Marzen Gold, Hansa Pilsener, No 3 Fransen Street, Redd’s family, Sarita
Non-Beer: Appletiser, Bonaqua, Coca-Cola family, Fanta, Fuze, Glaceau, Grapetiser, Just Juice, Peartiser, Play, Powerade, Rani, Schweppes, Sprite, Sparletta, Stoney, Tab, Twist, Valpre
South Sudan	Beer: Castle Lite, Club Pilsener, Nile
Non-beer: Club minerals, Konyagi
Swaziland	Beer: Carling Black Label, Castle Lager, Castle Lite, Castle Milk Stout, Flying Fish, Hansa Pilsener, Sibebe
Non-beer: Appletiser, Bonaqua, Chibuku, Coca-Cola family, Fanta, Grapetiser, Imphilo, Imvelo, Minute Maid, Powerade, Schweppes, Sprite, Sparletta, Tab, Twist
Tanzania	Beer: Balimi, Bingwa, Castle Lager, Castle Lite, Castle Milk Stout, Eagle, Kilimanjaro, Ndovu Special Malt, Redd’s, Safari
Non-beer: Chibuku, Chibuku Super, Grand Malt, Konyagi, Nzagamba
Uganda	Beer: Chairman’s ESB, Castle Lite, Castle Milk Stout, Club Pilsener, Eagle family, Flying Fish, Nile family, Redd’s
Non-beer: Chibuku, Rwenzori water
Zambia	Beer: Carling Black Label, Carling Blue Label, Castle Lager, Castle Lite Eagle, Flying Fish, Mosi, Redd’s, Rhino
Non-beer: Chibiku, Chibuku Super, Coca-Cola family, Fanta, Minute Maid, Schweppes, Sprite, Super Maheu, Twist
Asia
China	Beer: Beck’s, Big Boss, Budweiser, Corona, Ginsber, Harbin, Hoegaarden, Leffe, MixxTail, Sedrin, Stella Artois
India	Beer: Black Partridge, Budweiser, Foster’s, Haywards 2000, Haywards 5000, Knock Out, Royal Challenge
South Korea	Beer: Budweiser, Cass, Corona, Hoegaarden, OB, Stella Artois, Victoria Bitter

Vietnam	Beer: Budweiser, Zima, Zorok
Australia
Australia	Beer: Abbotsford Invalid Stout, Aguila, Alpha Pale Ale, Beck’s, Beez Neez, Budweiser, Carlton family, Carlton Dry family, Cascade family, Corona, Crown Lager, Dogbolter, Yak family, Foster’s family, Great Northern Brewing Co family, Helga, Hoegaarden, Leffe, Matilda Bay family, Melbourne Bitter, Minimum Chips, NT Draught, Pacific Radler, Powers Gold, Pure Blonde family, Redback, Redd’s, Reschs, Sheaf Stout, Stella Artois, Victoria Bitter
Non-beer: Black Douglas spirits, Bulmers family, Cougar spirits, Dirty Granny, Kopparberg family, Mercury family, Strongbow family
Central America
Dominican Republic	Beer: Bohemia, Brahma, Budweiser, Corona, Hoegaarden, Leffe, Presidente, Stella Artois, The One
Non-beer: 7UP, Pepsi, Red Rock
El Salvador	Beer: Barena, Camagua, Cantina, Golden Light, Pilsener family, Regia Extra, Suprema
Non-beer: ActiMalta, Coca-Cola family, Cristal water, Fanta, Fresca, Jugos del Valle juices, Nestea, Oasis, Powerade, Sprite, Tropical
Guatemala	Beer: Beck’s, Brahva, Bud Light, Budweiser, Corona, Hoegaarden, Leffe, Modelo Especial, Stella Artois
Honduras	Beer: Barena, Corona, Imperial, Port Royal, SalvaVida
Non-beer: ActiMalta, Canada Dry, Coca-Cola family, Fanta, Fresca, Fuze tea, Jugos del Valle juices, Powerade, Sprite, Tropical family, Vital
Panama	Beer: 507, Atlas, Balboa family
Non-beer: 7UP, Agua Brisa, Canada Dry, Malta Alfa, Malta Vigor, Mirinda, Orange Crush, Pepsi family, Pony Malta, Schweppes family, Squirt
Europe
Belgium	Beer: Beck’s, Belle-Vue, Budweiser, Hoegaarden, Jupiler, Leffe, Stella Artois, Vieux Temps
France	Beer: Beck’s, Belle-Vue, Boomerang, Budweiser, Corona, Hoegaarden, Leffe, Loburg, Stella Artois
Germany	Beer: Beck’s, Diebels, Franziskaner, Haake-Beck, Hasseröder, Löwenbräu, Spaten
Italy	Beer: Beck’s, Budweiser, Corona, Franziskaner, Hoegaarden, Leffe, Löwenbräu, Spaten, Stella Artois
Luxembourg	Beer: Beck’s, Diekirch, Hoegaarden, Jupiler, Leffe, Mousel, Stella Artois
Netherlands	Beer: Beck’s, Corona, Dommelsch, Hertog Jan, Hoegaarden, Jupiler, Leffe, Stella Artois
Russia	Beer: Bagbier, Brahma, Bud, Corona, Franziskaner, Hoegaarden, Klinskoye, Leffe, Löwenbräu, Sibirskaya Korona, Spaten, Stella Artois, T, Tolstiak
Spain	Beer: Beck’s, Corona, Dorada family, Estrella Canaria, Franziskaner, Kelson, Leffe, Saturday, Stella Artois, Tropical family
Non-beer: Appletiser
Ukraine	Beer: Beck’s, Bud, Chernigivske, Corona, Hoegaarden, Leffe, Rogan, Stella Artois, Yantar
United Kingdom	Beer: Bass, Beck’s, Boddingtons, Brahma, Budweiser, Camden Town, Corona, Cubanisto, Hoegaarden, Leffe, Mackeson, Stella Artois
North America
Canada	Beer: Alexander Keith’s, Bass, Beck’s, Bud Light, Budweiser, Corona, Hoegaarden, Kokanee, Labatt Blue, Labatt Blue Light, Lakeport, Leffe, Lucky, Mike’s Hard Lemonade, Mill Street, Okanagan, Oland, Palm Bay, Stanley Park, Stella Artois
Mexico	Beer: Barrilito, Bud Light, Budweiser, Corona, Day of the Dead, Estrella, Ideal, Leon, Mexicali, Modelo Ambar, Modelo Especial, Modelo Light, Montejo, Negra Modelo, Pacifico, Stella Artois, Tijuana, Tropical, Victoria
United States	Beer: 10 Barrel, Bass, Beck’s, Best Damn, Blue Point, Breckenridge, Bud Light, Bud Light Lime, Budweiser, Busch, Busch Light, Elysian, Four Peaks, Golden Road, Goose Island, Hoegaarden, Leffe, Lime-A-Rita Family, Michelob Ultra, MixxTail, Natural Light, Oculto, Rolling Rock, Shock Top, Stella Artois
South America
Argentina	Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Diosa Tropical, Franziskaner, Hoegaarden, Iguana, Isenbeck, Leffe, Löwenbräu, MixxTail, Negra Modelo, Norte, Patagonia, Pilsen, Quilmes, Stella Artois
Non-beer: 7UP, Gatorade, H2OH!, Mirinda, Paso de los Toros, Pepsi, Tropicana

Bolivia	Beer: Corona, Huari, Mixxtail, Paceña, Stella Artois, Taquiña
Non-beer: 7UP, Pepsi
Brazil	Beer: Antarctica, Bohemia, Brahma, Budweiser, Colorado, Corona, Hoegaarden, Leffe, Skol, Stella Artois
Non-beer: Guaraná Antarctica, Pepsi
Chile	Beer: Baltica, Becker, Brahma, Budweiser, Corona, Stella Artois
Colombia	Beer: Bahia, Barena, Aguila family, Bogota Beer Company, Bud Light, Budweiser, Club Colombia family, Cola y Pola, Corona, Costeña family, Modelo Especial, Pilsen family, Poker family, Redd’s, Stella Artois
Non-beer: Pony Malta
Ecuador	Beer: Budweiser, Club, Conquer, Pilsener family
Non-beer: Manantial water, Pony Malta
Paraguay	Beer: Baviera, Brahma, Budweiser, Corona, Mixxtail, Ouro Fino, Pilsen, Stella Artois
Peru	Beer: Arequipeña, Backus Ice, Barena, Brahma, Budweiser, Corona, Cristal, Cusqueña family, Fiesta Real, Löwenbräu, Pilsen Callao, Pilsen Polar, Pilsen Trujillo, San Juan
Non-beer: Agua Tonica Backus, Cristalina Backus, Guarana Backus, Maltin Power, San Mateo water, Viva Backus
Uruguay	Beer: Pilsen, Norteña, Patricia, Zillertal
Non-beer: 7UP, H2OH!, Pepsi

4.2.3	Strong insights-driven brand development capabilities and commercial excellence programmes

As a consumer insights-driven company, the Combined Group will strive to understand the values, lifestyles and preferences of both today’s and tomorrow’s consumers. AB InBev expects this will help to ensure its offerings remain relevant, as well as build fresh appeal and competitive advantage through innovative products and services tailored to meet evolving consumer needs. The Combined Group’s approach to innovation will be disciplined and aimed at reinvigorating the beer category.

The Combined Group will continue to develop the close relationship which exists between its insight and innovation teams, in order to enhance its understanding of current and expected market trends, drive consumer research processes and trigger innovation concepts. Successful examples of products recently developed as a result of AB InBev’s insights work include Skol Beats Senses and Brahma 0.0 (Brazil), the Rita family of products and a re-closeable 16-ounce aluminium bottle (United States), MixxTail (Argentina and China), Cubanisto (United Kingdom and France) and Budweiser Supreme (China).

In order to ensure the consumer gets the right brand on the right occasion, it is important to have coherent execution throughout the commercial process. The Combined Group will therefore seek to continue to develop and enhance its integrated marketing and sales excellence programmes, in order to continuously improve the quality of its sales and marketing capabilities and processes, ensure they are fully understood by all relevant employees and consistently followed.

4.2.4	Experienced management team with a strong track record of delivering synergies through business combinations

During the last two decades, the AB InBev management, including the management of its predecessor companies, has executed a number of combination transactions of varying size, with acquired businesses being successfully and smoothly integrated into AB InBev’s operations, realising significant synergies. Notable historical examples include the creation of Ambev in 2000 through the combination of Brahma and Antarctica, the acquisition of Beck’s by Interbrew in 2002, the combination of Ambev and Quilmes in 2003, Ambev gaining control of Labatt in 2004 and the creation of InBev in 2004 from the combination of Interbrew and Ambev. More recent examples include the combination with Anheuser-Busch in November 2008, the combination with Grupo Modelo in June 2013 and the reacquisition of Oriental Brewery, the leading brewer in South Korea, in April 2014.

AB InBev’s strong track record also extends to successfully integrating brands such as Budweiser, Corona and Stella Artois into its global brand portfolio and distribution network, including leveraging Ambev’s distribution channels in Latin America and Canada.

The SABMiller management team also has a solid track record of successful integrations, including the Miller Brewing Company in 2002, Bavaria in 2005 and Foster’s in 2011.

The Combined Group will utilise these skills and experiences with the goal of completing the integration of the two companies in a timely fashion, with minimal disruption to the business and maximising the capture of cost synergies.

4.3	Combined Group strategy built on a clear and consistent business model

AB InBev intends that the business model for the Combined Group will be focused on organic revenue growth ahead of the industry, coupled with tight management of costs, which, if achieved, would lead to EBITDA margin expansion and long term, sustainable value creation for its shareholders and stakeholders. This business model will be supported by strict financial discipline regarding the generation and use of cash and underpinned by AB InBev’s powerful Dream, People, Culture platform.

AB InBev believes and intends the following:

4.3.1	Dream, People, Culture

The Dream is to be “the Best Beer Company Bringing People Together for a Better World”.

The “Best Beer Company” element relates primarily to the Combined Group’s aim of building and maintaining highly profitable operations, with leading brands wherever it chooses to operate.

With its strong brand portfolio, the Combined Group will be “Bringing People Together” in ways that few others can. By building common ground, strengthening human connections and helping its consumers share unique experiences, the Combined Group will be able to achieve something together that cannot be accomplished alone.

The term “Better World” articulates the belief that all stakeholders will benefit from good corporate citizenship, finding expression in the Combined Group’s work to promote responsible enjoyment of its products, protecting the environment and giving back to the communities in which the Combined Group will operate. The Combined Group will discourage consumers from excessive or underage drinking and drinking and driving. It will achieve this through marketing campaigns and programme initiatives, including AB InBev’s Smart Drinking Goals, often in partnership with governments, other private sector companies and community organisations, as well as ensuring that its marketing is directed to legal age consumers, as outlined in AB InBev’s Responsible Marketing and Communications Code.

AB InBev believes that People will be one of the greatest strengths of the Combined Group and that its leaders should be judged by the quality of the teams they build. The Combined Group will seek to continue to recruit, develop and retain great people, give them the development opportunities and challenges to grow at the pace of their talent and reward them accordingly. A strong target-related variable payment programme will be an important element in the Combined Group’s compensation structure.

The Culture of the Combined Group will be based on an ownership mind set. AB InBev believes that owners take results personally. Owners are never completely satisfied with their results and are always looking for continuous improvement. Owners recognise that consumers are at the centre of everything the Combined Group will do and that the Combined Group will need to offer consumers brand experiences that play a relevant and meaningful role in their lives, and always in a responsible way. Owners manage costs tightly in order to free up resources to support sustainable and profitable top line growth. Owners lead by example and never ask their people to do things they would not do themselves. Finally, owners believe in common sense and simplicity, rather than unnecessary sophistication and complexity and never take shortcuts. AB InBev believes that an ownership mind set, coupled with informality, meritocracy, integrity, hard work, quality and responsibility, will be key to the long term success of the Combined Group.

4.3.2	Organic revenue growth

The Combined Group will aim to grow revenue organically ahead of the benchmark of industry volume growth plus inflation, on a country-by-country basis. To achieve this goal the Combined Group will build on the work by AB InBev and SABMiller in developing a deep understanding of both consumers’ needs and the occasions when they enjoy beer and other alcohol beverages. Some of AB InBev’s insights from this work include the following:

•	consumers around the world are more similar than different;

•	the Combined Group’s brands must remain relevant to existing consumers, be capable of winning new consumers and secure their long-term brand loyalty. The Combined Group should continue to invest to drive strong consumer preference for its brands and continued premiumisation of its brand portfolio;

•	opportunities exist to develop brands and offerings to gain share of alcohol on non-traditional beer occasions. The Combined Group should further strengthen brand innovation in order to stay ahead of market trends and maintain consumer appeal;

•	the Combined Group should seek to build connections with its consumers at the point-of-sale, in partnership with distributors, off-trade retailers and on-trade points-of-sale, by further improving the quality of the consumer’s shopping experience and consumption occasions; and

•	the Combined Group must leverage social and digital media platforms to reach out to existing and potential consumers and build connections with its brands.

These insights will enable the Combined Group to better understand the key moments of consumption and to focus its sales, marketing, product development and other brand-building activities on capturing a greater share of these consumption opportunities. AB InBev believes that, by understanding, embracing and enriching consumption moments and occasions, the Combined Group will have the opportunity to accelerate revenue growth and deliver increased shareholder value.

The insights AB InBev has gained have led to the identification of four global commercial priorities for the Combined Group:

•	growing its global brands;

•	premiumising and invigorating beer;

•	elevating the core; and

•	developing the near beer segment.

Growing the Combined Group’s global brands

Growing the Combined Group’s global brands involves leveraging the strength of Budweiser, Stella Artois and Corona to form strong connections with consumers around the world. To reach that goal, the Combined Group will seek to increase its investments in sales and marketing programmes that build on each brand’s distinct image and consumer positioning.

Budweiser, a brand identified with celebration and optimism, has sponsored events as diverse as Chinese New Year celebrations, a visit by the Clydesdales to Moscow and St. Petersburg, an amateur soccer digital video contest in the UK and the Made in America music festival.

In 2015, Stella Artois created unique, immersive experiences such as “Sensorium” in Toronto and “Stars” in New York City, that highlighted the values of sophistication and worth by emphasising the brand’s heritage, quality and craftsmanship. In 2016, more consumer experiences and events will be launched in different key countries for the brand.

Corona’s brand essence of escapism and relaxation is reflected in its Corona SunSets top-tier festivals and local music events in more than 20 countries, as well as the sponsorship of the World Surf League. Strong execution in both on-trade and off-trade channels has also been critical. AB InBev’s “Spiritual Homes” program for Corona, in which AB InBev creates a complete Corona-themed environment in a bar, is an example of how the Combined Group will strive to bring its brands to life through consistent and unique experiences for its consumers, wherever they enjoy its products.

Premiumising and invigorating beer

Premiumising and invigorating beer involves creating more excitement and aspiration around beer, especially among millennial consumers. The development of the craft category in the US, and increasingly around the world, is a prime example of how new vigor and energy can be brought to the consumer’s experience with beer. In recent years, AB InBev has been building a position in the craft space with acquisitions in the US. In 2015, AB InBev also expanded its global craft portfolio with acquisitions in other countries including the UK, Mexico, Canada, Colombia and Brazil. AB InBev expects the Combined Group to continue this trend.

Encouraging consumers to see beer in new and fresh ways means the Combined Group must seek to do the same. To encourage this behaviour, AB InBev has created a Disruptive Growth team to explore opportunities beyond the traditional areas of brands, brewing or marketing campaigns. One area being explored by the team is how technology can enhance distribution, packaging and other aspects of the consumer’s experience. The team has identified a number of initiatives which, while initially small in their individual impact, could eventually become game changing in the years ahead. These initiatives include, for example, digital solutions and craft e-commerce platforms that allow consumers to order beer for quick delivery and are being piloted in several countries, including Mexico, Brazil and Canada.

Elevating the core

Elevating the core will be focused on raising the perception and relevance of the Combined Group’s core brands, which will deliver the majority of its volume and revenue. Compelling, differentiated messaging and large scale activations that convey the unique character, quality and emotional appeal of its core brands are some of the tools AB InBev is already using to seek to elevate the core. One example is the “Brewed the Hard Way” campaign for Budweiser in the US. The campaign sent a strong message that evoked the brand’s heritage of quality and craftsmanship and connected with consumers who respect those values.

Updated visual identities for the Combined Group’s brands are also expected to help to elevate the core. The Combined Group will continually invest in new eye-catching designs and packaging innovations such as aluminium bottles and new pack sizes that encourage consumers to take a fresh look at its brands. For example, in 2015, among other initiatives, AB InBev announced a bold new package design for Bud Light in the US, launched Negra Modelo in cans in Mexico and increased its share of returnable glass bottles for many of its brands in Brazil, as part of an affordability strategy.

The Combined Group will also seek to elevate its core brands to win the hearts and minds of a new generation of consumers—young adults of legal drinking age. To do this, the Combined Group will aim to connect its core brands with the passion points that inspire millennials, by focusing on events where its brands can develop a strong connection in such areas as music, sports, food and film.

Developing the near beer segment

Developing the near beer segment is just one way in which the Combined Group will seek to respond to consumer demand for more choice and excitement. In particular, AB InBev believes it is currently competing more effectively for share of the total alcohol market by launching innovative products that offer malt beverage alternatives to wine and hard liquor. AB InBev views this near beer category as a major global opportunity for the Combined Group. For example, variants of AB InBev’s MixxTail product are now sold in Argentina, the US and China. The success of Skol Beats Senses in Brazil led AB InBev to introduce Cass Beats in South Korea. The popularity of brands such as Cubanisto in the UK, France and Belgium also shows the potential of the flavored beer category.

4.3.3 Cost management and efficiency

The Combined Group will strive to continuously improve efficiency by unlocking the potential for variable and fixed-cost savings by seeking to:

•	maintain long-term cost increases below inflation, benefiting from the application of cost efficiency programs such as Zero-Based Budgeting and Voyager Plant Optimisation, internal and external benchmarking, as well as from the Combined Group’s scale;

•	leverage the Global Procurement Center to generate further cost efficiencies and build on the Combined Group’s supplier relationships to bring new ideas and innovation to its business; and

•	continue to share best practices across all functions, as well as benchmark performance externally against other leading companies. AB InBev believes that cost management and efficiency will be part of an ongoing process and fuelled by an ownership mind set.

4.3.4 Financial discipline and capital allocation

AB InBev intends that the Combined Group will exercise strict financial discipline in the generation and use of cash. This will include the goal of generating significant operating cash flow from growth in the Combined Group’s operating activities, tight working capital management and a disciplined approach to capital expenditure. AB InBev expects that the sharing of working capital best practices between AB InBev and SABMiller will generate additional cash flow benefits which have not been quantified at this stage.

AB InBev believes that the Combined Group should target an optimised capital structure, reflected in a long term goal of achieving a net debt/EBITDA ratio of approximately 2 times. AB InBev intends for the priorities for capital allocation to be as follows:

•	investing in the organic growth of the Combined Group’s business;

•	deleveraging to around the 2 times level; and

•	investing in non-organic external growth. Non-organic external growth is a core competency and the Combined Group will continue to consider suitable opportunities as and when they arise, subject to its strict financial discipline.

AB InBev intends that the Combined Group’s goal will be for dividends to grow in line with the non-cyclical nature of its business. Dividend yield, earnings pay-out and free cash flow pay-out, in comparison to other consumer products companies, will be an input to the decision on dividend payments. In light of the increased debt that would result from Completion, deleveraging will, however, remain a priority and may restrict the amount of dividends the Combined Group is able to pay.

5	Financial benefits of the Transaction and integration

The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”). Please refer to Appendix III of this document for further details related to the SABMiller Quantified Financial Benefits Statement, which should be read in conjunction with SABMiller’s announcement on 9 October 2015.

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•	Procurement and engineering savings: approximately 25% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and re-engineering of associated processes across the Combined Group’s cost base;

•	Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity, including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•	Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•	Corporate headquarters and overlapping regional headquarters: approximately 30% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. In addition, the AB InBev Directors have only considered businesses that are expected to be retained following the Divestitures agreed by AB InBev as described in paragraph 20 of this Part II of this document. Where the planned SABMiller Quantified Financial Benefits Statement savings are believed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap. The AB InBev Directors understand that the SABMiller Quantified Financial Benefits Statement relates to the entirety of the cost base of SABMiller and does not take into account the effect of completion of the Transaction or the Divestitures agreed by AB InBev as described in paragraph 20 of this Part II of this document. AB InBev is not able to quantify for reporting under the City Code the impact of the Transaction or the Divestitures on the SABMiller Quantified Financial Benefits Statement.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this document, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.

The AB InBev Quantified Financial Benefits Statement set out in this document replaces the statement of quantified synergies made by AB InBev in the Announcement. Deloitte, as reporting accountants to AB InBev, has provided a report under Rule 28.1(a) of the City Code stating that, in its opinion, the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated. Lazard, as lead financial adviser to AB InBev, has provided a report for the purposes of the City Code stating that, in its opinion and subject to the terms of the report, the AB InBev Quantified Financial Benefits Statement, for which the AB InBev Directors are responsible, has been prepared with due care and consideration. Copies of these reports are included in Parts B and C of Appendix I of this document. Each of Deloitte and Lazard has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.

These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is solely the responsibility of AB InBev and the AB InBev Directors.

These statements are not intended as a profit forecast and should not be interpreted as such.

6	Irrevocable undertakings

The SABMiller Directors who have interests in SABMiller Shares have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme and the SABMiller Resolution in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested, being, in aggregate 663,336 SABMiller Shares representing approximately 0.04% of SABMiller’s issued ordinary share capital on 22 August 2016, being the latest practicable date prior to the publication of this document.

In addition to the irrevocable undertakings of the SABMiller Directors described above, Altria and BEVCO have each given irrevocable undertakings to vote in favour of the Transaction (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate 40.33% of SABMiller’s issued ordinary share capital on 22 August 2016, being the latest practicable date prior to the publication of this document.

In addition, DB has given AB InBev an irrevocable undertaking that, if DB undertakes any enforcement action under the pledge agreements relating to the Deutsche Bank Pledged Shares, DB (or its permitted transferee) will vote in favour of the Transaction (or consent to be bound by the UK Scheme) and elect for the Partial Share Alternative in respect of the Deutsche Bank Pledged Shares (as defined in paragraph 9 of Part VIII of this document). Furthermore, in connection with the Deutsche Bank Irrevocable, BEVCO has provided AB InBev with a supplemental irrevocable undertaking pursuant to which certain undertakings have been provided by BEVCO in respect of the Deutsche Bank Pledged Shares covering the period from the occurrence of a foreclosure event until the occurrence of an Enforcement Action (as defined in paragraph 9 of Part VIII of this document).

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who, as at the close of business on 22 August 2016, being the latest practicable date prior to the publication of this document, collectively hold approximately 52% of the issued share capital of AB InBev, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

Further details of these irrevocable undertakings are set out in paragraph 9 of Part VIII of this document.

7	Information relating to SABMiller

SABMiller, together with its subsidiaries, associated companies and joint ventures, is, according to Canadean Limited, one of the world’s largest brewers, occupying a top-two market position by volume in many markets in which it operates. SABMiller Group net producer revenue (“NPR”), EBITA and beverage volumes for the year ended 31 March 2016 were US$24,149 million, US$5,810 million and 331 million hl, respectively. As at 31 March 2016, the SABMiller Group’s total assets were US$43,589 million. The SABMiller Group is also one of the largest bottlers and distributors of Coca-Cola products outside the United States of America.

The SABMiller Group is in the beer and soft drinks business with interests across the world, with a balance between fast-growing developing markets and cash-generative developed markets. The SABMiller Group is passionate about brewing and has a long tradition of craftsmanship, making superb beer from high-quality natural ingredients. The SABMiller Group’s local beer experts brew more than 200 beers from which a range of special regional and global brands has been carefully selected and nurtured. The SABMiller Group employs around 70,000 people in more than 80 countries.

SABMiller is a FTSE-10 company in terms of market capitalisation and SABMiller ordinary shares are admitted to the premium listing segment of the Official List and to trading on the London Stock Exchange. SABMiller has a secondary listing on the Johannesburg Stock Exchange. SABMiller has demonstrated significant growth, with market capitalisation growing from US$5,421 million as at 31 December 2000 to approximately US$95,058 million as at 31 July 2016.

8	SABMiller current trading and prospects

The SABMiller Directors expect that the SABMiller Group will deliver good underlying performance for the current financial year, although it is anticipated that the SABMiller Group will continue to face foreign exchange volatility and that the results of certain of its key operations will be impacted by currency depreciation against the US dollar. The SABMiller Group’s cost and efficiency programme is on track to reach the targeted annualised savings of at least US$1,050 million per annum by the financial year ended 31 March 2020, as announced on 9 October 2015. Please refer to Appendix III of this document for further details relating to this cost and efficiency programme, which should be read in conjunction with SABMiller’s announcement on 9 October 2015.

On 21 July 2016, SABMiller issued a trading update for the quarter ended 30 June 2016. Group NPR for the quarter declined by 4% on a reported basis as compared with the quarter ended 30 June 2015, due to the adverse translational impact of the depreciation of the SABMiller Group’s key operating currencies against the US dollar. Excluding currency translation effects and the effect of certain acquisitions and disposals, group NPR grew by 2%, driven by price and mix realisation.

Beverage volumes and lager volumes were in line with the quarter ended 30 June 2015. Soft drinks volumes were up by 2% over the same period, with growth in Africa and Europe partly offset by a decline in Latin America, while other alcoholic beverage volumes were down by 11%, driven by a decline in Africa. NPR for its premium lager brands grew by 10% as compared with the quarter ended 30 June 2015, supported by NPR growth in its global lager brands of 5% (in each case on a subsidiary basis and excluding home markets for global brands).

SABMiller’s subsidiaries had another quarter of good underlying momentum, with NPR growth of 7%, beverage volume growth of 4% and lager volume growth of 5% as compared with the quarter ended 30 June 2015. Europe, South Africa, Colombia, Peru and Australia in particular delivered good growth. Overall performance was, however, tempered by a more challenging quarter in some markets in the rest of Africa, where volumes were negatively impacted by economic volatility and challenging trading conditions.

For SABMiller’s associates and joint ventures, group NPR, beverage volumes and lager volumes declined by 4%, 4% and 5%, respectively, as compared with the quarter ended 30 June 2015, reflecting continued industry trends in the USA and macro-economic and trading headwinds in the major markets of SABMiller’s associates, in particular China, Angola and Turkey.

9	Information relating to AB InBev

The AB InBev Group is the world’s largest brewer by volume and one of the world’s top five consumer products companies by revenue. The AB InBev Group’s revenue, EBITDA, as defined, and beverage volumes for the year ended 31 December 2015 were US$43,604 million, US$17,057 million and 457 million hl, respectively. As of 31 December 2015, the AB InBev Group’s total assets were US$134,635 million. As a consumer-centric, sales-driven group, the AB InBev Group produces, markets, distributes and sells a strong, balanced portfolio of well over 200 beer and other malt beverage brands. These include global brands Budweiser, Corona (except in the United States) and Stella Artois; multi-country brands such as Beck’s, Leffe and Hoegaarden; and many local brands such as Bud Light and Michelob Ultra in the United States, Corona Light, Modelo Especial, Modelo Light, Negra Modelo, Victoria and Pacifico in Mexico, Skol, Brahma and Antarctica in Brazil, Quilmes in Argentina, Jupiler in Belgium and the Netherlands, Hasseröder in Germany, Klinskoye and Sibirskaya Korona in Russia, Chernigivske in Ukraine, Harbin and Sedrin in China and Cass in South Korea. The AB InBev Group also produces and distributes soft drinks, particularly in Latin America, and other near beer products, such as Lime-A-Rita and other Rita family products in the United States and MixxTail in China, Argentina and other countries. As of 31 December 2015, the AB InBev Group employed more than 150,000 people, with operations in 26 countries around the world.

AB InBev is a publicly traded company, listed on Euronext Brussels, with secondary listings on the Johannesburg Stock Exchange and the Mexico Stock Exchange. AB InBev ADSs representing rights to receive AB InBev ordinary shares are listed and trade on the NYSE under the symbol BUD.

10	AB InBev current trading and prospects

On 29 July 2016, AB InBev published a trading update for the quarter and six month period ended 30 June 2016. In that six month period, AB InBev’s total revenue grew by 3.6% alongside strong revenue per hectolitre growth of 5.7%, on a constant geographic basis, driven by its revenue management and premiumisation initiatives. The combined revenues of AB InBev’s global brands, Corona, Stella Artois and Budweiser, grew by 7.2% in the same six month period. AB InBev expects that revenue per hectolitre for the 2016 financial year will grow organically ahead of inflation, on a constant geographic basis, as a result of its revenue management initiatives and continued improvements in mix.

In the six months to 30 June 2016, AB InBev’s total volumes declined by 1.7%, with its own beer volumes down by 1.1%. The decline in own beer volumes was driven mainly by weak industry performances in Brazil and Argentina, partly offset by good results in Mexico and the US.

In the US AB InBev expects industry volumes to continue to improve in 2016. Also in the US, AB InBev expects further improvements in its net revenue per hectolitre performance, supported by favourable brand mix. In Mexico AB InBev expects another year of solid growth in industry volumes in 2016. However, in Brazil, AB InBev has amended its outlook and now expects net revenue for the 2016 financial year to be flat with 2015 due to the weak consumer environment and the increased mix of returnable glass bottles, which are accretive for EBITDA but which reduce net revenue on a per hectolitre basis. Despite the expectation that industry volumes will remain under pressure in China for the remainder of 2016, AB InBev expects that its own volumes will perform better than the industry, driven by its premium and super premium brands.

In the six months to 30 June 2016, cost of sales grew by 3.0% on a per hectolitre basis and by 2.7% per hectolitre on a constant geographic basis. AB InBev has revised down its cost of sales per hectolitre forecast for 2016 from mid single digit growth to low single digit growth, on a constant geographic basis. This is a result of procurement savings, efficiencies and an increased mix of returnable glass bottles in Brazil.

AB InBev expects distribution expenses per hectolitre to grow by high single digits in 2016, driven by the growth in its premium brands as well as an increase in own distribution in Brazil, both of which AB InBev expect to be more than offset by the increase in net revenue.

EBITDA grew by 3.4% in the six months to 30 June 2016, with top-line growth being partly offset by investments behind our brands which was weighted towards the first half of the year, with EBITDA margin marginally down.

Net finance costs (excluding non-recurring net finance costs) were US$1,945 million in the six months to 30 June 2016, compared to US$463 million in the six months to 30 June 2015. This increase was driven primarily by the additional net interest expenses resulting from the bond issuances related to the pre-funding of the Transaction in the first quarter of 2016. This increase was partly offset by other financial results, which included a favourable mark-to-market adjustment of US$306 million in the six months ended 30 June 2016, linked to the hedging of AB InBev’s share-based payment programs, compared to a gain of US$618 million in the six months ended 30 June 2015. AB InBev expects the average rate of interest on net debt, excluding the impact of the Transaction, to be in the range of 3.5% to 4.0% in the 2016 financial year. The net cost of the pre-funding of the Transaction, resulting from the bond issuances in the first quarter of 2016, will be accounted for in net interest expense and is expected to amount to approximately US$450 million in a full quarter. AB InBev’s guidance on accretion expenses has been amended to approximately US$120 million per quarter, up from US$85 million per quarter, due to increased accretion expenses on bonds. Other financial results will continue to be impacted by any gains and losses related to the hedging of AB InBev’s share-based payment programs.

Normalised profit attributable to equity holders of AB InBev was US$2,571 million in the first six months of 2016, compared to US$4,278 million in the same period in 2015, with organic EBITDA growth more than offset by higher net finance results and unfavourable currency translation.

AB InBev’s optimal capital structure remains a net debt to EBITDA ratio of around 2x.

11	Information on Newbelco

Newbelco was formed for the purposes of effecting the Transaction (as described in paragraph 1 of this Part II) and becoming the holding company for the Combined Group following Completion. In certain agreements, press releases and other documents entered into or disclosed prior to the date hereof, Newbelco was referred to by its indicative name, “Newco”. Newbelco is expected to be renamed prior to Completion. Newbelco has the legal form of a limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and it is registered with the Crossroads Bank of Enterprises under number 0649.641.563.

From the date of its incorporation until the date hereof, Newbelco’s activities have been solely focused on the preparation of the Transaction. Newbelco has not conducted any activities other than those incidental to its formation, the execution of documents in connection with the Transaction, the preparation of applicable filings under US securities laws and regulatory filings made in connection with the Transaction, the preparation and filing of certain of the AB InBev Transaction Documents and certain other related activities.

Newbelco was incorporated on 3 March 2016 for an unlimited duration under the laws of Belgium. As at the date of this document, SABMiller owns (through its wholly-owned subsidiary, SABMiller International B.V.) 6,149,999 Incorporation Shares of Newbelco, with Phidias Management SA, a company appointed to provide various corporate services and a wholly-owned subsidiary of Intertrust, holding the remaining 1 Incorporation Share. Newbelco will cancel all of the Incorporation Shares simultaneously with the issue of the Initial Newbelco Shares to Scheme Shareholders pursuant to the UK Scheme.

12	Partial Share Alternative

As an alternative to the Cash Consideration, Scheme Shareholders may elect to receive a combination of Restricted Newbelco Shares and cash in respect of their entire holding of Scheme Shares (or, in the case of Nominee Shareholders, in respect of all of the Scheme Shares held by the Nominee Shareholder on behalf of an Underlying Shareholder), in each case subject to the terms and conditions of the Partial Share Alternative.

Under the terms of the Transaction, those Scheme Shareholders (other than Restricted Overseas Shareholders—see paragraph 13 of this Part II) who validly elect (or are deemed to elect) for the Partial Share Alternative will receive:

in respect of each Scheme Share:	£4.6588 in cash
and
0.483969 Restricted Newbelco Shares

subject to the terms and conditions of the Partial Share Alternative.

For the purposes of Rule 24.11 of the City Code, Lazard has provided to the AB InBev Directors, on the basis of certain assumptions, qualifications and caveats as set out in the Estimate of Value Letter appearing in Appendix IV of this document, an estimate of value with respect to the Partial Share Alternative as at 17 August 2016 of approximately £30.27 – £42.05 in respect of each Scheme Share. The cash component of the Partial Share Alternative represents approximately 11% – 15% of such aggregate value, with Restricted Newbelco Shares representing the remaining approximately 85% – 89%.

Lazard has prepared the estimate of value for the sole benefit and use of the AB InBev Directors for the purposes of Rule 24.11 of the City Code in connection with the Transaction and for no other purpose. In providing the estimate of value, no recommendation is given by Lazard as to whether SABMiller Shareholders should elect for the Partial Share Alternative or whether they should elect for the Cash Consideration.

The cash element of the Partial Share Alternative is priced in pounds sterling. However, Scheme Shareholders registered on the South African Register who validly elect for the Partial Share Alternative will, as required by the South African Exchange Control Regulations, receive any cash proceeds due to them under the terms of the Transaction in South African rand. Please refer to paragraph 30 of this Part II for further details in relation to this currency exchange.

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash and will therefore be available in respect of up to approximately 41% of SABMiller’s issued ordinary share capital as at 22 August 2016 (being the latest practicable date prior to the publication of this document). To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the Scheme Shareholders who have made such Elections will be deemed to have elected for the Cash Consideration in respect of the balance of the Scheme Shares held by them.

AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to vote in favour of the Transaction (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, representing in aggregate approximately 40.33% of SABMiller’s issued ordinary share capital at the close of business on 22 August 2016 (being the latest practicable date prior to the publication of this document). Further details of these irrevocable undertakings are set out in paragraph 9 of Part VIII of this document, including the circumstances in which the irrevocable undertakings cease to be binding. If Elections for the Partial Share Alternative are scaled back as described above, Elections made by or on behalf of Altria and BEVCO (and their nominees, if any) will be scaled back on the same basis as each other Scheme Shareholder.

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares shall be calculated by: (i) first multiplying the rounded number of Restricted Newbelco Shares to which such Scheme Shareholder is entitled (taking into account any pro rata scaling back, and minor adjustments as described below) by the Consolidation Factor of 185.233168056448; and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial

Newbelco Shares held by such Scheme Shareholders will be tendered into the Belgian Offer for cash, as described in paragraph 23 of this Part II.

Minor adjustments to the entitlements of Scheme Shareholders pursuant to Elections in respect of the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments will be final and binding on all Scheme Shareholders.

Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back, rounding and minor adjustments will be applied at the level of the Nominee Shareholder (as the Scheme Shareholder) and will not take account of the underlying instructions of Underlying Shareholders.

As a result of the above, Scheme Shareholders who make a valid Election (or who are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares, or the exact amount of cash, they will receive pursuant to the Transaction until settlement of consideration for the Transaction.

Any Scheme Shareholder who makes an Election for the Cash Consideration which is inconsistent with a contractual undertaking to elect for the Partial Share Alternative will be deemed to have elected for the Partial Share Alternative in respect of the Scheme Shares required to be elected for the Partial Share Alternative under the terms of such contractual undertaking.

Scheme Shareholders who validly elect for the Partial Share Alternative and receive Restricted Newbelco Shares thereunder will, upon Completion, be shareholders in Newbelco (alongside the former AB InBev Shareholders, AB InBev having ceased to exist pursuant to the terms of the Belgian Merger). Depending on the number of Scheme Shareholders other than Altria and BEVCO that validly elect for the Partial Share Alternative and assuming that there is no change in the issued share capital of AB InBev after the date of this document, the Restricted Newbelco Shares are expected to represent between approximately 16.47% and 16.86% of Newbelco’s total issued share capital immediately following Completion. Further details in relation to Newbelco are set out in paragraph 11 of this Part II and Appendix V of this document.

The Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and, among other things, will be subject to restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will have an ISIN of BE6288397811 but will not be an enabled Euroclear UK & Ireland security within CREST. The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion, or earlier in certain specific limited circumstances, as described in more detail in Appendix V of this document. From Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights. In addition, the holders of the Restricted Newbelco Shares will collectively be entitled to appoint up to three directors of Newbelco. Further details of the rights attaching to the Restricted Newbelco Shares are set out in paragraph 15 of this Part II and Appendix V of this document.

AB InBev and the individuals serving as AB InBev Directors as of the date of this document each intend until the fifth anniversary of Completion: (i) not to propose at any general meeting a resolution (or cause any other person to do so), and (ii) not to vote in favour of (and to vote against) any resolution, which would (or would have the effect of): (a) removing or relaxing the transfer restrictions in relation to the Restricted Newbelco Shares as summarised in paragraph 15 of this Part II and Appendix V of this document; or (b) allowing conversion of the Restricted Newbelco Shares into New Ordinary Shares, in both cases prior to the fifth anniversary of their issue save when permitted by the terms summarised in paragraph 15 of this Part II and Appendix V of this document. The AB InBev Reference Shareholder also intends to procure (so far as it is able) the same. Furthermore, the statements of AB InBev in this paragraph 12 are intended to be binding on Newbelco following Completion. These statements of intention will be set aside in the event that: (a) a tender offer is made for the whole of the issued share capital of Newbelco (excluding, for the avoidance of doubt, the Belgian Offer) and such offer becomes wholly unconditional; or (b) Newbelco implements a merger with a third party, in both cases in circumstances where the Newbelco Shareholders immediately prior to such merger or tender offer do not control, or exercise joint control over, Newbelco or the surviving entity (as applicable) following such merger or tender offer.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five US Business Days before the UK Scheme Record Time, become holders of SABMiller Shares prior to the UK Scheme Record Time, and to make a valid Election for the Partial Share Alternative as described above. See paragraph 37 of this Part II of this document for further details.

It is intended that the SABMiller ADR programme will be terminated following Completion. Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) will not be able to deposit the Restricted Newbelco Shares in an ADR facility or to hold or trade ADSs representing those Restricted Newbelco Shares.

Please refer to paragraph 15 of Part I of this document for details of the advantages and disadvantages of the Partial Share Alternative that have been considered by the SABMiller Directors.

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this document, including without limitation the factors outlined in paragraph 15 of Part I and the points set out in paragraphs 12 and 13 of Part II of this document, as well as the AB InBev Transaction Documents (for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors, as applicable, are responsible and which are available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com), including without limitation the risk factors set out in the F-4 Registration Statement and the Belgian Listing Prospectus. SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by their own investment mandates, and/or the laws of any relevant jurisdiction and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances. SABMiller Shareholders who are considering electing for the Partial Share Alternative should consider their circumstances very carefully and inform themselves about, and observe, any applicable legal or regulatory requirements in the jurisdiction in which they, or the persons on whose behalf they hold SABMiller Shares, are resident or of which they (or such persons) are a citizen or national. SABMiller Shareholders are strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objective before deciding whether to elect for the Partial Share Alternative.

Each Scheme Shareholder who validly elects or is deemed to elect for the Partial Share Alternative will become a shareholder in Newbelco. The value of an investment in Newbelco may go up as well as down. The market value of Newbelco Shares (including the Restricted Newbelco Shares) can fluctuate and may not always reflect the underlying value of the Combined Group. A number of factors outside the control of the Combined Group may impact its performance and the price of the Newbelco Shares. Any decision to elect for the Partial Share Alternative should be based on a full consideration of this document and the risk factors set out in the F-4 Registration Statement and the Belgian Listing Prospectus.

SABMILLER SHAREHOLDERS SHOULD NOTE THAT THE RESTRICTED NEWBELCO SHARES ARE NOT TRANSFERABLE, WILL NOT BE LISTED AND THAT NO MARKET EXISTS OR IS EXPECTED TO EXIST IN THEM. ACCORDINGLY, HOLDERS WILL NOT, SUBJECT TO LIMITED EXCEPTIONS, BE ABLE TO SELL THE RESTRICTED NEWBELCO SHARES PRIOR TO THEIR CONVERSION INTO NEW ORDINARY SHARES, WHICH WILL NOT BE POSSIBLE BEFORE THE FIFTH ANNIVERSARY OF COMPLETION EXCEPT IN VERY LIMITED CIRCUMSTANCES. SABMILLER SHAREHOLDERS SHOULD ALSO NOTE THAT THE VALUE OF THE PARTIAL SHARE ALTERNATIVE WILL FLUCTUATE, HAS BOTH BEEN BELOW AND EXCEEDED THE VALUE OF THE CASH CONSIDERATION ON A SEE-THROUGH BASIS TO THE THEN PREVAILING SHARE PRICE OF AB INBEV (BEFORE TAKING ACCOUNT OF ANY DISCOUNT FOR THE NON-TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES). THE VALUE OF THE PARTIAL SHARE ALTERNATIVE WILL REFLECT THE EXPECTED VALUE OF A NEWBELCO SHARE AND MAY TAKE INTO ACCOUNT THE NON-TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES GIVEN THAT THE RESTRICTED NEWBELCO SHARES WILL BE UNLISTED, NOT ADMITTED TO TRADING ON ANY STOCK EXCHANGE, NOT CAPABLE OF BEING DEPOSITED IN AN ADR PROGRAMME AND, AMONG OTHER THINGS, WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER UNTIL CONVERTED INTO NEW ORDINARY SHARES. AS AT THE DATE OF THIS DOCUMENT, ON THIS BASIS, THE VALUE OF THE PARTIAL SHARE ALTERNATIVE AS VALUED BY LAZARD AND SET OUT IN THE ESTIMATE OF VALUE LETTER IS AT A DISCOUNT TO THE CASH CONSIDERATION. GIVEN THE RESTRICTIONS APPLICABLE TO THE RESTRICTED NEWBELCO SHARES AND THE CURRENT VALUATION DIFFERENTIAL, SABMILLER SHAREHOLDERS SHOULD CONSIDER THEIR CIRCUMSTANCES VERY CAREFULLY AND TAKE PROFESSIONAL ADVICE BEFORE ELECTING FOR THE PARTIAL SHARE ALTERNATIVE.

AS SET OUT ABOVE, AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, OR THE CONTINUED HOLDING OF RESTRICTED NEWBELCO SHARES, MAY BE AFFECTED BY THE LEGAL OR REGULATORY REQUIREMENTS OF CERTAIN JURISDICTIONS. SABMILLER SHAREHOLDERS SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY APPLICABLE LEGAL OR REGULATORY REQUIREMENTS OF THEIR JURISDICTION.

PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THIS DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SCHEME SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

13	Availability of Partial Share Alternative

If AB InBev is advised that the Election for or receipt of Restricted Newbelco Shares by a Scheme Shareholder would or may infringe the laws of any jurisdiction, or would or may require Newbelco or AB InBev to comply with any governmental or other consent or any registration, filing or other formality with which Newbelco or AB InBev is unable to comply or compliance with which AB InBev regards as unduly onerous, the UK Scheme provides that AB InBev may:

•	in its sole discretion, in the case of any such Scheme Shareholder who has sought to make an Election for the Partial Share Alternative, determine that such Scheme Shareholder shall be deemed not to have made a valid Election for the Partial Share Alternative, with the result that such Scheme Shareholder shall be deemed to have elected for the Cash Consideration in accordance with the UK Scheme; and

•	require SABMiller to omit to send such Scheme Shareholder a GREEN Form of Election or deny such SABMiller Shareholder access to any platform required to effect an Electronic Election.

14	SABMiller Share Plans

Details of the effect of the Transaction on outstanding awards and options granted pursuant to the SABMiller Share Plans and of the choices available to participants will be set out in full in separate letters to participants.

Share-based long-term incentives are an integral part of SABMiller’s approach to competitive performance-based pay and are aligned to shareholders’ returns over a three- to five-year period to ensure a clear line of sight between pay and value creation for shareholders. SABMiller grants value share awards and/or performance share awards under the SABMiller Share Award Plan and/or market value options or stock appreciation rights under the SABMiller Share Option Plans.

Performance share awards granted under the SABMiller Share Award Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller Share Award Plan and subject to time pro-rating. In accordance with SABMiller’s previous practice, time pro-rating will be calculated over a 12-month period so that any awards granted or having a performance period beginning 12 months or more before the UK Court sanction will vest in full. SABMiller will satisfy all vested performance share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

Stock appreciation rights granted under the SABMiller Share Option Plans will vest and become exercisable on sanction of the UK Scheme by the UK Court in accordance with the rules of the relevant SABMiller Share Option Plan and subject to time pro-rating calculated in the same manner as for performance share awards described above. Stock appreciation rights that are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Stock appreciation rights that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion.

Share options granted under the SABMiller Share Option Plans will vest and become exercisable on sanction of the UK Scheme by the UK Court or following Completion in accordance with the rules of the relevant SABMiller Share Option Plan and subject to time pro-rating calculated in the same manner as for performance share awards described above. Options that become exercisable on sanction of the UK Scheme by the UK Court and are exercised prior to but conditional upon the UK Court sanctioning the UK Scheme will be satisfied prior to the UK Scheme Record Time. Options that are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Options that become exercisable and are exercised following Completion will be satisfied following Completion.

Value share awards granted under the SABMiller Share Award Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller Share Award Plan and the number of shares which vest will be calculated in accordance with the applicable performance condition shortly before sanction of the UK Scheme. SABMiller will satisfy all vested value share awards outstanding under the SABMiller Share Award Plan prior to the UK Scheme Record Time.

SABMiller Shares outstanding under the SABMiller plc Employee Share Purchase Plan will vest on sanction of the UK Scheme by the UK Court in accordance with the rules of the SABMiller plc Employee Share Purchase Plan and be released in full to participants prior to the UK Scheme Record Time.

Awards which vest and options and stock appreciation rights which vest and are exercised prior to the UK Scheme Record Time will be satisfied by an allotment, issue or transfer of SABMiller Shares prior to the UK Scheme Record Time. The UK Scheme will extend to such SABMiller Shares.

Options and stock appreciation rights which are not exercised prior to the UK Scheme Record Time may only be exercised, and will be satisfied, following Completion. Unless SABMiller and AB InBev agree otherwise, these options and stock appreciation rights will be satisfied by an allotment, issue or transfer of SABMiller Shares. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which are or first become exercisable in the period commencing with the UK Court sanctioning the UK Scheme and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time), will be immediately repurchased by SABMiller for £45 per SABMiller Share. Any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion will be immediately transferred to Newbelco in exchange for £45 per SABMiller Share. The terms of these repurchases and transfers are set out in the proposed amendments to SABMiller’s Articles of Association which will be put forward for approval at the SABMiller General Meeting.

No option or stock appreciation right may be exercised and no allotment, issue or transfer of SABMiller Shares will take place in the period from and including the UK Scheme Record Time to and including Completion.

Participants in the SABMiller Share Plans will be contacted separately on or around the date of this document regarding the terms of the appropriate proposals AB InBev will make to them and the effect of the UK Scheme on their awards, options and/or stock appreciation rights under the SABMiller Share Plans (as summarised above).

15	Restricted Newbelco Shares and New Ordinary Shares

The Restricted Newbelco Shares which will be held by Scheme Shareholders that have made a valid (or are deemed to have made an) Election for the Partial Share Alternative will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and, among other things, will be subject to restrictions on transfer until converted into New Ordinary Shares. The Restricted Newbelco Shares will have an ISIN of BE6288397811 but will not be an enabled Euroclear security within CREST.

The Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion, or earlier in certain specific limited circumstances, as described in more detail in Appendix V of this document. From Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights.

In addition, the holders of the Restricted Newbelco Shares will collectively be entitled to appoint up to three directors of Newbelco (out of a total of fifteen directors).

As described in paragraph 9 of Part VIII of this document, AB InBev has received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to elect for the Partial Share Alternative in respect of their entire beneficial holdings of SABMiller Shares. In light of these irrevocable undertakings, upon Completion the holders of the Restricted Newbelco Shares will hold more than 13.5% of the shares with voting rights in the share capital of Newbelco, thereby allowing such holders to propose three directors for appointment to the Newbelco Board. Assuming that Altria and BEVCO elect for the Partial Share Alternative and that all other Scheme Shareholders elect for the Cash Consideration, Altria will be able to control the nomination of two such directors and BEVCO will be able to control the nomination of the third such director. Conversely, if all Scheme Shareholders elect for the Partial Share Alternative, Altria and BEVCO will not necessarily be able to control the appointment of any such directors, but in practice it is likely that they will each be able to control the appointment of at least one such director. Please see paragraph 10.3 of Part VIII of this document for details of Altria’s and BEVCO’s existing rights to nominate directors to the SABMiller Board, pursuant to which there are currently three Altria nominees and two BEVCO nominees on the SABMiller Board and to paragraph 6(a) of Appendix V for details of how the directors to be appointed to the Newbelco Board by the holders of the Restricted Newbelco Shares will be chosen.

Pursuant to the terms of the UK Scheme, each Restricted Newbelco Shareholder holding more than 1% of Newbelco’s total share capital upon Completion will upon Completion appoint an attorney who will enter into an agreement on their behalf with the AB InBev Reference Shareholder on Completion, pursuant to which the AB InBev Reference Shareholder and each such holder of Restricted Newbelco Shares will be required to exercise the voting rights attaching to its Newbelco Shares in order to give effect to the rights to appoint directors to the Newbelco Board described above. Please see paragraphs 6 and 11 of Appendix V of this document for further details.

AB InBev and Altria have entered into the Tax Matters Agreement (as described in paragraph 10.1.1 of Part VIII of this document) pursuant to which AB InBev (and, after Completion, Newbelco) will provide assistance and co-operation to, and will give certain representations, indemnities and undertakings to, Altria in relation to certain matters that are relevant to Altria under US tax legislation in light of the size of its interest in SABMiller and the corresponding interest it will hold in Newbelco. Any Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Tax Matters Agreement provided such Scheme Shareholder can demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(a)	it is a United States corporation;

(b)	it owns (or is deemed to own for US Federal income tax purposes) no less than five per cent. of the Scheme Shares; and

(c)	it owns (or is deemed to own for US Federal income tax purposes) no less than ten per cent. of the Restricted Newbelco Shares at Completion.

In addition, AB InBev and Altria have entered into the Information Rights Agreement (as described in paragraph 10.1.2 of Part VIII of this document) pursuant to which Newbelco will share certain information with Altria to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they will apply to Altria’s interest in Newbelco. Any Scheme Shareholder other than Altria will also be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Information Rights Agreement provided such Scheme Shareholder can demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(a)	it will be the sole legal and beneficial holder of no less than 10% of the share capital of Newbelco in issue from time to time;

(b)	for the purposes of its financial reporting it accounts for its shareholding in Newbelco on the basis of the equity method of accounting in accordance with US GAAP; and

(c)	it is a US listed company subject to the reporting requirements under the US Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

Upon or shortly after Completion, the New Ordinary Shares (which will be held by the former AB InBev Shareholders) will be listed on Euronext Brussels and it is also intended that they will, at the same time, be admitted for listing and trading on the main board of the Johannesburg Stock Exchange and the Mexico Stock Exchange and that ADSs (each ADS representing the right to receive one New Ordinary Share) will be listed on the NYSE.

Please refer to Appendix V of this document for further information on the rights attached to the New Ordinary Shares and the Restricted Newbelco Shares.

16	Dividends and dividend policy

Information relating to SABMiller dividends and Newbelco’s expected dividend policy is set out in paragraph 7 of Part I of this document.

17	Financing

AB InBev intends to finance the cash consideration payable pursuant to the terms of the Belgian Offer from existing cash resources and third party debt.

Lazard, as lead financial adviser to AB InBev, is satisfied that sufficient resources are available to AB InBev to satisfy in full the cash consideration payable pursuant to the terms of the Belgian Offer.

2015 Senior Facilities Agreement

On 28 October 2015, AB InBev entered into an unsecured US$75.0 billion senior facilities agreement (the “2015 Senior Facilities Agreement”) with the 2015 Senior Facilities Syndicate. The 2015 Senior Facilities Agreement made the following five facilities available to AB InBev and its wholly-owned subsidiaries, subject to certain conditions: (i) Cash/DCM Bridge Facility A, a 364-day bridge facility for up to US$15.0 billion principal amount available; (ii) Cash/DCM Bridge Facility B, a 364-day bridge facility, with an option to extend for an additional 12 months, for up to US$15.0 billion principal amount available; (iii) Disposals Bridge Facility, a 364-day bridge facility for up to US$10.0 billion principal amount available; (iv) Term Facility A, a two-year term facility, with an option to extend for an additional 12 months, for up to US$25.0 billion principal amount available; and (v) Term Facility B, a five-year term facility for up to US$10.0 billion principal amount available. The facilities are to be drawn in US$, except that a portion of each facility may be drawn in euro at AB InBev’s option.

On 27 January 2016, AB InBev cancelled US$42.5 billion of available commitments under the 2015 Senior Facilities Agreement following the issuance of the January 2016 Notes, in which it received approximately US$47.0 billion of net proceeds. Following the receipt of the proceeds from the issuance of the January 2016 US Notes, AB InBev was required to cancel Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B in accordance with the mandatory cancellation and prepayment provisions described below. In addition, AB InBev elected to cancel US$12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement. On 4 April 2016, AB InBev cancelled the remaining US$12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement, as a result of the bond issuance of 29 March 2016 (as described in further detail below).

Accordingly, as of the date of this document, the total committed amount under the 2015 Senior Facilities Agreement is US$20.0 billion, comprised of US$10.0 billion under Term Facility B and US$10.0 billion under the Disposals Bridge Facility.

AB InBev intends to use the net proceeds from the Transaction-related divestitures to pay down and cancel the Disposals Bridge Facility in due course. See “Replacement Bond Financing” below for further details on AB InBev’s debt capital markets issuances.

Each outstanding facility is available to be drawn until the earlier of: (i) 28 October 2016, subject to an extension up to 28 April 2017, at AB InBev’s option; (ii) two months after the settlement date of the Belgian Offer; and (iii) the date on which the UK Scheme or the Belgian Offer permanently lapses, terminates, is withdrawn or (in the case of the UK Scheme) is rejected by the High Court of Justice without being implemented, or if the reason for such lapse, termination or withdrawal of the UK Scheme is a decision by AB InBev to proceed with the Transaction by way of a UK Offer, the date falling four weeks after the UK Scheme lapse or termination date or the date on which AB InBev presents the 2015 Senior Facilities Syndicate with an amendment consent request in relation to such UK Offer. For so long as the facilities are available to be drawn, the commitments under those facilities will be available on a certain funds basis, subject to certain customary limitations.

The 2015 Senior Facilities Agreement contains customary representations, covenants and events of default. Among other things and subject to certain thresholds and limitations, an event of default is triggered if any of AB InBev’s or AB InBev’s subsidiaries’ financial indebtedness is accelerated following an event of default. AB InBev’s obligations as borrower under the 2015 Senior Facilities Agreement will be jointly and severally guaranteed by AB InBev itself (in the event an additional borrower is added at a later date), Anheuser-Busch InBev Worldwide Inc., Anheuser-Busch Companies, LLC, Anheuser-Busch InBev Finance Inc. (“ABIFI”), Brandbrew S.A., Brandbev S.à r.l. and Cobrew SA/NV. Within six months of the settlement date of the Belgian Offer, to the extent such entities remain obligors under SABMiller’s existing publicly-held debt securities (and subject to certain other conditions, including the absence of financial assistance, general statutory limitations, corporate benefit considerations, the absence of fraudulent preference or similar principles that may affect the ability of entities to provide a guarantee), SABMiller and certain of its key subsidiaries are required to accede as guarantors to the 2015 Senior Facilities Agreement.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied to finance the cash consideration payable pursuant to the Belgian Offer, the settlement of any options of the SABMiller Share Plans exercised upon Completion and, following the settlement date of the Belgian Offer, for financing fees, costs and expenses incurred in connection with the Transaction and the refinancing of any existing SABMiller Group indebtedness.

The availability of funds under the 2015 Senior Facilities Agreement is subject to the satisfaction of customary conditions precedent. In addition to these conditions, the utilisations under the 2015 Senior Facilities Agreement also require that no major default is continuing or would result from the proposed utilisations and that certain representations made by the borrower and each guarantor remain true in all material respects.

The interest rates applicable under the 2015 Senior Facilities Agreement are equal to LIBOR (or EURIBOR, for euro-denominated loans) plus the applicable margin on each facility, based on ratings assigned by rating agencies to AB InBev’s long-term debt. For Cash/DCM Bridge Facility A and Cash/DCM Bridge Facility B, the margin ranges between 0.85% per annum and 1.30% per annum, which margin will increase in fixed increments of 0.20% per annum from the date falling three months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter. For the Disposals Bridge Facility, the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility A, the margin ranges between 0.90% per annum and 1.35% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum, which margin will increase in fixed increments of 0.0625% per annum from the date falling 36 months after the settlement date of the Belgian Offer and on the last business day of each successive three-month period thereafter.

Since the UK Offer Period began, S&P Global Ratings (formerly Standard & Poor’s Ratings Services) downgraded its rating for AB InBev’s long-term debt obligations to A- with stable outlook. Since the UK Offer Period began, Moody’s Investors Service changed AB InBev’s outlook to ‘Developing’, citing downward rating pressure if the Transaction completes due to higher leverage and certain integration risks, and stating that, if the Transaction does not complete, the rating could be affirmed or even raised. Moody’s Investors Service also assigned a provisional rating of (P)A3 to AB InBev’s January 2016 Notes at the time of issuance. The March 2016 Notes were assigned a rating of A- (stable outlook) by S&P Global Ratings and A2 Developing by Moody’s Investors Service. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of A3 (stable outlook) to AB InBev’s long-term debt obligations, the January 2016 US Notes, January 2016 Taiwan Notes and March 2016 Notes. As of the date of this document, AB InBev’s credit rating from S&P Global Ratings was A- for its long-term debt obligations with a stable outlook and A-2 for its short-term debt obligations, and its credit rating from Moody’s Investors Service was A3 for its long-term debt obligations and P-2 for its short-term debt obligations, with a stable outlook. Based on AB InBev’s ratings as of the date of this document, the applicable margins for each facility were: (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, 1.00% per annum; (ii) for Term Facility A, 1.10% per annum; and (iii) for Term Facility B, 1.25% per annum. Customary ticking fees are payable on any undrawn but available funds under the facilities.

Mandatory prepayments are not required to be made under the 2015 Senior Facilities Agreement, except in certain limited circumstances, including: (i) for Cash/DCM Bridge Facility A, Cash/DCM Bridge Facility B and the Disposals Bridge Facility, an amount equal to (a) the net proceeds of any disposal made by SABMiller or its subsidiaries or AB InBev or its subsidiaries and (b) 80% of the net proceeds received by AB InBev or its subsidiaries from funds raised in any public or private loan or debt capital markets, in each case subject to certain exceptions; and (ii) for all facilities, where a person or a group of persons acting in concert (other than the AB InBev Reference Shareholder or any of its certificate holders or any persons or group of persons acting in concert with such persons) acquires control of AB InBev.

Under the terms of the 2015 Senior Facilities Agreement, once borrowed, prepayments of the facilities are applied as follows:

•	Voluntary prepayments will be applied first to prepay the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled, then to Term Facility A until it is repaid in full and cancelled and finally to Term Facility B until it is repaid in full and cancelled.

•	The net cash proceeds from disposals (subject to certain exceptions) will be applied first to prepay the Disposals Bridge Facility until it is repaid in full and cancelled, then to the Cash/DCM Bridge Facility A until it is repaid in full and cancelled and finally to the Cash/DCM Bridge Facility B until it is repaid in full and cancelled.

•	80% of the net cash proceeds from funds raised in any public or private loan or debt capital markets offerings will (subject to certain exceptions) be applied first to prepay the Cash/DCM Bridge Facility A until it is repaid in full and cancelled, then to Cash/DCM Bridge Facility B until it is repaid in full and cancelled. On 27 January 2016, AB InBev cancelled the commitments under Cash/DCM Bridge Facility A and Cash DCM/Bridge Facility B.

On 26 July 2016, AB InBev issued the Revised Announcement setting out the terms of a revised and final offer on the terms described in this document. In connection with the Revised Announcement, AB InBev obtained the consent of the majority lenders under the Senior Facilities Agreement to waive the requirement under the Senior Facilities Agreement that any increase in the Cash Consideration or the cash element of the Partial Share Alternative be funded from the proceeds of an equity raising.

Replacement Bond Financing

January 2016 Issuances

On 25 January 2016, AB InBev’s subsidiary ABIFI issued US$46 billion aggregate principal amount of bonds guaranteed by AB InBev and certain other subsidiaries. The bonds comprise the following series (collectively, the “January 2016 US Notes”):

Title of Securities	1.900% Notes due 2019	2.650% Notes due 2021	3.300% Notes due 2023	3.650% Notes due 2026	4.700% Notes due 2036	4.900% Notes due 2046	Floating Rate Notes due 2021
Aggregate principal amount sold:	US$4 billion	US$7.5 billion	US$6 billion	US$11 billion	US$6 billion	US$11 billion	US$500 million
Maturity date:	1 February 2019	1 February 2021	1 February 2023	1 February 2026	1 February 2036	1 February 2046	1 February 2021
Public offering price:	99.729% of the principal	99.687% of the principal	99.621% of the principal	99.833% of the principal	99.166% of the principal	99.765% of the principal	100.00% of the principal
Interest payment dates:	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Semi-annually on each 1 February and 1 August, commencing on 1 August 2016	Quarterly, on each 1 February, 1 May, 1 August and 1 November, commencing on 2 May 2016
Interest Rate:	1.900%	2.650%	3.300%	3.650%	4.700%	4.900%	Three-month LIBOR plus 126 bps
Optional Redemption:	Make-whole call at treasury rate plus 15 bps	Prior to 1 January 2021, make-whole call at treasury rate plus 20 bps; par call at any time thereafter	Prior to 1 December 2022, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 November 2025, make-whole call at treasury rate plus 25 bps; par call at any time thereafter	Prior to 1 August 2035, make-whole call at treasury rate plus 30 bps; par call at any time thereafter	Prior to 1 August 2045, make-whole call at treasury rate plus 35 bps; par call at any time thereafter	None

The 2019 notes, the 2021 fixed and floating rate notes, the 2023 notes and the 2026 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including, the special mandatory redemption date if the Transaction is not consummated on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction. The January 2016 US Notes were admitted to listing and trading on the NYSE effective 26 January 2016.

In addition, on 29 January 2016, ABIFI issued US$1.47 billion aggregate principal amount of its notes due 2046 (the “January 2016 Taiwan Notes”, and together with the January 2016 US Notes, the “January 2016 Notes”). The January 2016 Taiwan Notes were offered and sold in Taiwan to “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. The January 2016 Taiwan Notes were admitted to listing and trading on the Taipei Exchange on 29 January 2016.

The January 2016 Notes are fully, unconditionally and irrevocably guaranteed by AB InBev, Brandbrew S.A., Brandbev S.à r.l., Cobrew NV/SA, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The January 2016 Notes are senior unsecured obligations of ABIFI and rank equally with all other existing and future unsecured and unsubordinated debt obligations of ABIFI. The January 2016 Notes are denominated in US dollars, and both principal and interest will be paid in US dollars as further described in the preliminary prospectus supplements dated 13 January 2016, in respect of the January 2016 US Notes, and 20 January 2016, in respect of the January 2016 Taiwan Notes filed with the SEC and available on www.sec.gov.

Substantially all of the net proceeds of the January 2016 Notes will be used to fund a portion of the cash consideration under the Belgian Offer. The remainder of the net proceeds will be used for general corporate purposes. The January 2016 Notes were offered as a registered offering under AB InBev’s shelf registration statement filed on Form F-3 with the SEC on 21 December 2015.

March 2016 Issuances

On 29 March 2016, AB InBev issued EUR 13.25 billion aggregate principal amount of notes (the “March 2016 Notes”) under its Euro Medium Term Note Programme. The March 2016 Notes comprise the following series:

Title of Securities	4-year 0.625% Notes due 2020	6-year 0.875% Notes due 2022	9-year 1.500% Notes due 2025	12-year 2.000% Notes due 2028	20-year 2.750% Notes due 2036	4-year Floating Rate Notes due 2020
Aggregate principal amount sold	EUR 1,750,000,000	EUR 2,000,000,000	EUR 2,500,000,000	EUR 3,000,000,000	EUR 2,750,000,000	EUR 1,250,000,000
Maturity Date	17 March 2020	17 March 2022	17 March 2025	17 March 2028	17 March 2036	17 March 2020
Interest payment dates	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Annually on 17 March of each year with first coupon payable on 17 March 2017	Quarterly on 17 March, 17 June, 17 September and 17 December, Commencing 17 June 2016 up to and including the Maturity Date
Interest Rate	0.625%	0.875%	1.500%	2.000%	2.750%	Three-month EURIBOR plus 75 basis points

The March 2016 Notes are fully, unconditionally and irrevocably guaranteed by Anheuser-Busch Companies LLC, Anheuser-Busch InBev Worldwide Inc., ABIFI, Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV. The March 2016 Notes are senior unsecured obligations of AB InBev and rank equally with all other existing and future unsecured and unsubordinated debt obligations of AB InBev.

The 2020 fixed and floating rate notes, the 2022 notes and the 2025 notes are subject to a special mandatory redemption at a redemption price equal to 101% of the principal amount of such notes, together, if appropriate, with interest accrued to, but excluding, the special mandatory redemption date if the Transaction is not completed on or prior to 11 November 2016 (which date is extendable at AB InBev’s option to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the Transaction and that it is no longer pursuing the Transaction.

The proceeds of the offering will be applied for the realisation of the strategy of AB InBev, including to fund a portion of the cash consideration to be paid by AB InBev for each Initial Newbelco Share tendered into the Belgian Offer (as described in Section 3.2 (Cash Consideration) of Part VII of the Belgian Offer Prospectus) and for general corporate purposes. The March 2016 Notes were issued by AB InBev under its Euro Medium Term Note Programme base prospectus published on 13 January 2016, as supplemented by a first supplemental prospectus dated 22 January 2016 and a second supplemental prospectus dated 15 March 2016.

As of 30 June 2016, AB InBev has economically hedged £46 billion of the purchase price for the Transaction at an average fixed exchange rate of US$1.5276 per British pound sterling.

18	Financial effects of the Transaction

18.1	Impact on SABMiller Shareholders

Capital effects(2)

The following shows, for illustrative purposes only, and on the bases and assumptions set out in the notes below and paragraph 13 of Part VIII of this document, the financial effects of the Transaction on capital value for a holder of 1,000 SABMiller Shares as at the UK Scheme Record Time if closing of the Belgian Offer and the Reclassification and Consolidation occur. The table shows the financial effects for both a Scheme Shareholder who makes an Election for the Cash Consideration and a Scheme Shareholder who makes an Election for the Partial Share Alternative(3). The table below values the Restricted Newbelco Share element of the Partial Share Alternative on a see-through basis by reference to the prevailing AB InBev share price, although this methodology does not take into account the rights and restrictions associated with the Restricted Newbelco Shares (as described in paragraphs 12 and 15 of this Part II and Appendix V of this document). In particular, it is expected that holders of Restricted Newbelco Shares may apply a discount to the value implied by this methodology to reflect the restrictions on transfer that will apply to them.

Column (A) compares the value received by an SABMiller Shareholder based on the market value of AB InBev Shares on 25 July 2016 (being the last Business Day prior to AB InBev announcing its revised and final offer) with the market value of SABMiller Shares as at 14 September 2015 (being the last Business Day prior to speculation of a renewed approach from AB InBev). Column (B) compares the value received by an SABMiller Shareholder based on the market value of AB InBev Shares on 22 August 2016 (being the latest practicable date prior to the publication of this document) with the market value of SABMiller Shares as at 14 September 2015.(1)

	(A)	(B)
Assuming Cash Consideration Election
Value received in respect of 1,000 SABMiller Shares:
Total value received(4)	£45,000	£45,000
Market value of 1,000 SABMiller Shares(5)	£29,335	£29,335
Increase in capital value under the combination	£15,665	£15,665
Representing an increase of	53%	53%

	(A)	(B)
Assuming Partial Share Alternative Election
Value received in respect of 1,000 SABMiller Shares:
Cash component of the Partial Share Alternative(6)	£4,659	£4,659
Number of Restricted Newbelco Shares(7)	484	484
Value of 484 Restricted Newbelco Shares(8)	£46,478	£46,270
Total value received(9)	£51,137	£50,929
Market value of 1,000 SABMiller Shares(5)	£29,335	£29,335
Increase in capital value under the combination	£21,802	£21,594
Representing an increase of	74%	74%

Notes:

Certain figures included have been subject to rounding adjustments.

(1)	The market value of SABMiller Shares for the purposes of this table is based on the closing middle market price per SABMiller Share as derived from the Official List for the relevant date.

The market value of AB InBev Shares has been derived from Bloomberg and represents closing middle market prices on the relevant date.

(2)	No account has been taken of any potential liability to taxation.
(3)	Calculations assume that a Scheme Shareholder electing for the Partial Share Alternative is not subject to any pro rata scale back, minor adjustments, or rounding in relation to fractional entitlements, in accordance with the terms of the UK Scheme (as detailed at paragraph 12 of this Part II).
(4)	Based on 1,000 SABMiller Shares at £45 per share.
(5)	Based on 1,000 SABMiller Shares at £29.34 per share as at 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev).
(6)	Based on 1,000 SABMiller Shares at £4.6588 per share (being the cash element of the Partial Share Alternative).
(7)	Based on 1,000 SABMiller Shares at the exchange ratio of 0.483969 Restricted Newbelco Shares for each SABMiller Share.
(8)	Based on the value of 0.483969 of an AB InBev Share valued at €114.80 as at the close of business on 25 July 2016 and GBP:EUR exchange rate of 1.1954 (which was provided by Bloomberg as at 4.30pm BST on 25 July 2016).
(9)	Calculated on the basis of the value of 484 Restricted Newbelco Shares plus the cash component of the Partial Share Alternative.

Expected income effects

On the basis that the dividend policies currently adopted by Newbelco and SABMiller are different, income on the Restricted Newbelco Shares is not easily directly comparable with income on the SABMiller Shares.

It is expected that Newbelco’s dividend policy will be to declare a dividend representing in aggregate at least 25% of its consolidated profit attributable to its equity holders, excluding exceptional items, such as restructuring charges, gains or losses on business disposals and impairment charges, subject to applicable legal provisions relating to distributable profit.

Any matter relating to Newbelco’s dividend pay-out policy will be within the jurisdiction of Newbelco’s shareholders’ meetings in accordance with the Belgian Companies Code.

The dividends payable by Newbelco are expected to be paid on a semi-annual basis, i.e. the dividends for any given fiscal year are expected to be paid in November of such year and in May of the following year. The dividend payable in November will be an advance amount decided by the Newbelco Board in the form of an interim dividend. The dividend payable in May of the following year will be decided by the shareholders’ meeting and will supplement the amount already distributed in November. In both cases, the dividends will be paid on the dates communicated by the Newbelco Board. It is expected that such semi-annual dividend payment will allow Newbelco to manage its cash flow efficiently throughout the year by matching dividend payments closely with operating cash flow generation.

18.2	Impact on the AB InBev Group

For the year ended 31 December 2015, the AB InBev Group had profits of US$9,867 million. On the basis of unaudited pro forma financial information for the year ended 31 December 2015, as set out in Appendix II of this document, assuming the Transaction had completed on 1 January 2015, the Combined Group would have had profits of US$10,473 million. Based on the unaudited interim report of the AB InBev Group for the six months ended 30 June 2016, the AB InBev Group had profits of US$829 million. On the basis of unaudited pro forma financial information for the six months ended 30 June 2016, as set out in Appendix II of this document, assuming the Transaction had completed on 1 January 2015, the Combined Group would have had profits of US$3,966 million.

Based on the unaudited interim report of the AB InBev Group for the six months ended 30 June 2016, as at 30 June 2016 the AB InBev Group had total assets of US$191,129 million and liabilities of US$153,392 million. On the basis of the unaudited pro forma financial information for the six months ended 30 June 2016, as set out in Appendix II of this document, assuming the Transaction had completed on 30 June 2016, the Combined Group would, as at 30 June 2016, have had assets of US$269,234 million and liabilities of US$180,585 million.

The pro forma financial information referenced above has been presented for informational purposes only and is not necessarily indicative of what the Combined Group’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the pro forma financial information does not purport to project the future financial position or operating results of the Combined Group. The pro forma financial information set out in this paragraph 18.2 has been prepared on the basis set out in, and should be read in conjunction with, Appendix II of this document. The pro forma financial information set out in this paragraph 18.2 and in Appendix II of this document has been prepared by, and is the responsibility of, AB InBev.

Please see paragraph 5 of this Part II for further details on AB InBev’s views regarding the expected financial benefits of the Transaction and integration.

19	Management, employees and locations of business

19.1	Retention and incentivisation

Since November 2015 AB InBev has conducted a process to interview and recruit the intended management team of the Combined Group. Meetings have taken place with members of both AB InBev’s and SABMiller’s management teams. Following those meetings, on 4 August 2016 AB InBev announced the intended structure and leadership of the Combined Group, including intended appointments to the Executive Board of Management (in respect of which further details are set out below). AB InBev is currently working with SABMiller on the process for appointing the levels of management below the Executive Board of Management. As at the date of this document this process is ongoing. AB InBev has reiterated to SABMiller that it attaches great importance to the skills and experience of the existing management and employees of SABMiller and recognises that SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence. As a result, AB InBev expects that SABMiller’s management and employees will make a significant contribution to the Combined Group.

The SABMiller Board and the AB InBev Board recognise the importance of retaining the necessary skills and experience within the SABMiller business in the period to Completion and beyond. AB InBev and SABMiller have therefore agreed to certain retention and incentivisation arrangements for SABMiller employees.

AB InBev has put in place a cash incentive plan for certain key employees of SABMiller (excluding the SABMiller Executive Directors and members of the executive committee) linked to the timing of Completion. Participating employees will be entitled to receive:

•	up to 6 months’ pay if specified regulatory or other approvals are obtained, information for certain financing arrangements is supplied, milestones in preparing for integration and disposals are achieved, and/or relevant conditional disposal agreements are signed on or before a specified date; and

•	up to 12 months’ pay if Completion occurs on or before a specified date.

Pay for this purpose is defined as base pay plus target bonus, as determined in accordance with normal SABMiller practice. If these specified dates are not achieved, an amount may still be paid at the discretion of AB InBev and SABMiller.

AB InBev also plans to put in place a performance-based long-term incentive plan under which AB InBev options will be granted to certain employees of SABMiller following Completion. No members of SABMiller’s existing executive committee will participate in this arrangement.

In accordance with the Co-operation Agreement, certain SABMiller employees (excluding the SABMiller Executive Directors and the members of the executive committee) are eligible for cash retention payments, payable in instalments over a period of 24 months from the date of the Announcement and conditional upon the employee performing satisfactorily and not resigning or being dismissed for cause prior to the relevant payment date. Following Completion, AB InBev may put in place other cash retention schemes for certain SABMiller employees (excluding the SABMiller Executive Directors and the members of the executive committee) in relation to the disposal of SABMiller’s Central and Eastern European businesses (as described in paragraph 20 of this Part II).

SABMiller and AB InBev have agreed that bonus payments for SABMiller employees (other than for the SABMiller Executive Directors) for the nine month period ended 31 December 2016 will be calculated on a pro rata basis as follows:

•	any part of a bonus dependent on business unit (including country) performance, where such performance is measurable for the period ended 31 December 2016, shall be determined by reference to the existing applicable performance targets pro-rated and adjusted for the shortened period; and

•	any part of a bonus dependent on SABMiller regional performance and SABMiller group performance, and business unit (including country) performance where such performance is not measurable for the period ended 31 December 2016, shall be at 75% of their maximum bonus opportunity, and such bonus payments shall be multiplied by 1.2, provided that business unit performance targets are met.

AB InBev has also agreed that, for those employees of the SABMiller Group (other than the SABMiller Executive Directors and members of the executive committee) who remain in employment on 1 January 2017 (or, if later, Completion), bonuses for the calendar year starting on that date will be determined by reference to targets set by AB InBev and subject to a multiplier of 1.2 if company targets are achieved, provided that for those employees whose employment is terminated prior to 31 December 2017, bonus payments will be calculated on a pro rata basis to the date of termination. Any employee (other than the SABMiller Executive Directors and the members of the executive committee) who is subject to a qualifying termination in the 24 months following Completion will have the period of notice to which they would otherwise be legally entitled doubled (up to a maximum of 12 months’ notice) for the purposes of calculating their payments in lieu of notice.

19.2	Terms and conditions of employment

In addition to these retention and incentive arrangements, AB InBev has agreed that it will, for at least one complete financial year following Completion, preserve the terms and conditions of employment of all employees who remain with the SABMiller Group, provided that this shall not apply to employees of the CCBA Group other than those employees who were employees of a member of the SABMiller Group immediately prior to completion of the CCBA Transaction.

AB InBev also confirms that, upon and following Completion, it will fully observe the existing contractual and statutory employment rights, including in relation to pensions, of SABMiller’s management and employees in accordance with applicable law as well as the enhanced severance arrangements and other commitments set out in Part B of Schedule 1 of the Co-operation Agreement. Further, AB InBev confirms that, save as outlined in this paragraph 19, there is no current intention to make any material change to the terms and conditions of employment of the employees of the Combined Group. AB InBev also confirms that it will continue to comply with all of the pension obligations (including any commitment to make employer contributions) of the SABMiller Group and has no current intention to change the basis on which new members are admitted.

For further details of the commitments given by AB InBev to the South African government in relation to employees in South Africa please see paragraph 4 of this Part II.

19.3	Integration

As stated in the Announcement, the AB InBev Board believes that in order to achieve the expected benefits of the Transaction and optimise the future structure of the Combined Group, operational and administrative restructuring and reorganisation will be required following Completion. The integration work carried out to date has confirmed the potential to generate cost savings for the Combined Group in areas such as reducing headcount in overlapping corporate and support functions where there may be duplication.

AB InBev continues to develop its plans for integrating the Combined Group following Completion. AB InBev and SABMiller are engaged in continuing consultation with appropriate employee representatives regarding the Transaction and integration. AB InBev will continue its dialogue with relevant employee representatives and will engage with appropriate stakeholders in finalising its integration plans.

There are some functions within the Combined Group, such as sales and front-office supply, where it has not been possible to advance integration planning because of regulatory restrictions. AB InBev is therefore unable to give any view on the impact of the Transaction on employment in these functions. For those functions where integration planning has been possible within the Combined Group, AB InBev currently expects an overall potential job reduction of approximately 3 per cent. of the total workforce of the Combined Group. It is anticipated that these job reductions will be implemented gradually, in phases, over a three-year period following Completion.

While the extent of any job reductions in all locations is not yet certain, AB InBev’s stated intention that the Combined Group will be headquartered in Leuven and will retain AB InBev’s Global Functional Management Office in New York will mean that the head office functions of AB InBev and SABMiller are integrated into AB InBev’s headquarters and the Global Functional Management Office following Completion. This integration is subject to consultation with the potentially affected SABMiller employees but is likely to involve the loss of roles at SABMiller’s global headquarters in Woking (the “SABMiller GHQ”) in a short period following Completion. AB InBev will work to mitigate the impact of this by making alternative roles available in integration and business continuity teams that will remain at the SABMiller GHQ (with some of these roles being filled by current AB InBev employees) for an as yet undetermined period following Completion, and by making available AB InBev vacancies to affected SABMiller employees following Completion. Subject to consultation with affected employees, AB InBev expects the integration to include the closure of the SABMiller head office at One Stanhope Gate, London in the period of 12 months following Completion.

AB InBev has announced its intention to co-locate the various zone headquarters in the Combined Group. The co-location proposal is subject to appropriate consultation with any affected employees but would involve the SABMiller regional headquarters (and any associated roles):

•	in Miami being relocated to Bogotá, Colombia; and

•	in Hong Kong and Beijing being relocated to Melbourne, Australia,

within a few months after Completion, following the establishment of the relevant zone headquarters. In relation to the European headquarters, AB InBev’s intention is to retain its headquarters in Belgium.

AB InBev has agreed to divest, or announced its intention to agree to divest, certain SABMiller businesses on or following Completion, including SABMiller’s European premium brands and their related businesses and its Central and Eastern European businesses. It has also agreed to transfer SABMiller’s Panamanian business to Ambev. Further details on these transactions are set out in paragraph 20 of this Part II. The transactions will involve the transfer of SABMiller employees in these businesses to the relevant purchaser.

The future of SABMiller’s Europe hub in Zug, Switzerland will be determined as part of the Central and European divestment process. The details of these proposals are subject to appropriate consultation with affected employees.

AB InBev will also be looking at how the procurement functions of both SABMiller and AB InBev will be organised within the Combined Group. At this stage, the Global Procurement Offices of both AB InBev and SABMiller will continue to operate in Leuven, Belgium; Zug, Switzerland; and Prague, Czech Republic following Completion, until a further review has been completed.

AB InBev has also announced its new nine-Zone organisational model and has announced that the Executive Board of Management of the Combined Group following Completion will be composed of the nine Zone Presidents and ten Functional Heads of the Combined Group, reporting to the Combined Group’s CEO, Carlos Brito. Mauricio Leyva, the current Managing Director of SAB (Pty) Limited, will join the Executive Board of Management as the Middle Americas Zone President. The SABMiller Executive Directors and the current members of the SABMiller executive committee will become redundant at or around Completion and none of them will have long term roles in the Combined Group. However, three members of the SABMiller executive committee, John Davidson (General Counsel and Corporate Affairs Director), Johann Nel (Group Human Resources Director) and Mark Bowman (Managing Director of SABMiller Africa), have agreed to act as consultants to the Combined Group to assist with transition implementation for a period expected to be at least six months following Completion. Information on the SABMiller Directors and the effect of the UK Scheme on their interests is set out in paragraph 21 of this Part II.

As a consequence of AB InBev’s new organisational model, many of the markets currently served by AB InBev International (“ABII”) will be integrated into the new Zones. Therefore, it is anticipated that ABII will be decentralised and all its remaining markets managed by the respective Zones. This is subject to appropriate consultation with affected employees.

In South Africa, under the conditions set out by the South African Competition Tribunal in its approval of the Transaction, AB InBev is prohibited from undertaking involuntary retrenchments related to the transaction in South Africa. In addition, AB InBev has committed to maintaining its total permanent employment levels in the beer and cider business in South Africa as at the date of Completion, for a period of five years. However, AB InBev may seek to implement changes to the reporting lines and roles of, and work undertaken by, certain employees in South Africa following Completion. The details of any such changes are not yet known and would be subject to appropriate consultation.

In accordance with the requirements of Rule 2.12 of the City Code, SABMiller has made available to employee representatives (or where there are none, to the employees themselves) and pension scheme trustees a copy of the Announcement and the Revised Announcement and has informed them of the right of employee representatives and pension scheme trustees under Rule 25.9 of the City Code to require that a separate opinion of the employee representatives or pension scheme trustees on the effects of the Transaction be appended to this document. In accordance with Rule 25.9 of the City Code the Employee Representatives’ Opinions can be found at Appendix VI of this document.

20	Divestitures, transactions and other post-Completion matters

20.1	Divestitures and Transactions

AB InBev has agreed to divest certain assets and businesses in connection with obtaining necessary regulatory clearances. Separately, AB InBev has entered into a transaction relating to SABMiller’s Panamanian business as described below. All of these divestitures and transactions are conditional upon Completion.

20.1.1	MillerCoors Divestiture

On 11 November 2015, Molson Coors entered into the Molson Coors Purchase Agreement with AB InBev pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors, a joint venture between SABMiller and Molson Coors, and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the United States for an aggregate purchase price of US$12 billion in cash, subject to certain adjustments described in the Molson Coors Purchase Agreement. Following the closing of the MillerCoors Divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors. The MillerCoors Divestiture is conditional upon, and will take effect shortly after, Completion. Further details about the MillerCoors Divestiture are set out in paragraph 10.1 of Part VIII of this document.

20.1.2	European Divestitures

On 10 February 2016, AB InBev announced that it had received a binding offer from Asahi to acquire certain of the SABMiller Group’s European premium brands and their related businesses (excluding certain rights in the

U.S.). Asahi’s offer values the Peroni, Grolsch and Meantime brand families and associated businesses in Italy, the Netherlands and the UK, respectively, at EUR 2,550 million on a debt-free/cash-free basis. On 19 April 2016, AB InBev announced it had accepted Asahi’s binding offer following completion of the relevant employee information and consultation processes applicable to the sale of these brands and businesses. The acquisition by Asahi is conditional upon, and will take effect shortly after, Completion. On 24 May 2016, the European Commission approved Asahi as a suitable purchaser of the Peroni, Grolsch and Meantime brand families and related businesses.

In addition, on 29 April 2016, AB InBev announced that it had submitted an updated package of commitments to the European Commission, in line with its approach to proactively address potential regulatory considerations in the context of the Transaction. AB InBev has offered the entirety of the assets of SABMiller in Central and Eastern Europe (Hungary, Romania, the Czech Republic, Slovakia and Poland) for divestiture, subject to certain third party rights. The divestment of SABMiller’s businesses in Central and Eastern Europe is conditional on the European Commission’s approval of the purchaser(s) as suitable purchaser(s) and, subject to Completion having occurred, is expected to take effect after Completion.

On 24 May 2016, the European Commission approved the Transaction in Phase I of the EU merger review process conditional upon compliance with the proposed commitments described above.

20.1.3	CR Snow Divestiture

On 2 March 2016, AB InBev announced that it had entered into an agreement to sell SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., which currently owns 51% of CR Snow (the “CR Snow Divestiture”). The agreement values SABMiller’s 49% stake in CR Snow at US$1.6 billion. The sale is conditional upon, and will take effect shortly after, Completion.

On 29 July 2016, MOFCOM approved the Transaction conditional upon the CR Snow Divestiture.

20.1.4	Distell Divestiture

AB InBev has agreed to sell SABMiller’s 26.5% shareholding in Distell Group Limited in order to address regulatory considerations raised in the context of the Transaction by the Competition Commission of South Africa. The sale is expected to take effect after Completion in accordance with the approval (with conditions) given by the Competition Tribunal of South Africa.

20.1.5	Compañía Cervecera Ambev Ecuador S.A. Divestiture

AB InBev has agreed to sell certain assets, trademarks and licencing rights of its Ecuadorian affiliate Compañía Cervecera Ambev Ecuador S.A. including its distribution assets and the Guayaquil plant, in order to address regulatory considerations raised in the context of the Transaction by the Superintendencia de Control del Poder de Mercado. The sale is expected to take effect after Completion in accordance with the approval (with conditions) given by the Superintendencia de Control del Poder de Mercado.

20.1.6	Ambev Business Exchange

On 13 May 2016, AB InBev announced that it had entered into an agreement with its subsidiary, Ambev, pursuant to which AB InBev has agreed to transfer SABMiller’s Panamanian business to Ambev, in exchange for which Ambev has agreed to transfer to AB InBev its businesses in Colombia, Peru and Ecuador. The business transfers are conditional upon, and will take effect shortly after, Completion.

20.2	Post-completion matters

The AB InBev Board believes that in order to achieve the expected benefits of the Transaction and optimise the future structure of the Combined Group, it may be desirable to implement certain administrative or corporate restructurings or reorganisations.

21	The SABMiller Directors and the effect of the UK Scheme on their interests

The SABMiller Shares held by the SABMiller Directors will be subject to the UK Scheme. Information on the SABMiller Shares held by the SABMiller Directors as at 22 August 2016 (being the latest practicable date prior to publication of this document) and awards and options over SABMiller Shares granted to the SABMiller Directors is set out in paragraph 5 of Part VIII of this document.

Each SABMiller Director who holds, beneficially owns or is interested in SABMiller Shares has irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme at the UK Scheme Court Meeting and the SABMiller Resolution at the SABMiller General Meeting in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested. Further details of these irrevocable undertakings are set out in paragraph 6 of this Part II.

Each of the SABMiller Directors other than Geoffrey Bible and Dinyar Devitre (two of the SABMiller Directors nominated by Altria) has confirmed that they intend to elect (or use reasonable endeavours to procure an election) for the Cash Consideration in respect of the SABMiller Shares of which they are the beneficial holders or otherwise interested in. Geoffrey Bible and Dinyar Devitre have confirmed that they wish to elect for the Partial Share Alternative as, having taken their own independent financial, tax and legal advice, they wish to make this election for tax planning purposes, they wish to hold an investment in the Combined Group, and their personal circumstances mean that they are willing to hold an unlisted, non-transferable investment for the five year lock-up period, and these factors outweigh the other disadvantages listed above.

It is expected that the SABMiller Executive Directors’ employments will terminate shortly after closing of the Belgian Offer in accordance with the terms of their existing service contracts, and that the SABMiller Non-Executive Directors’ appointments will terminate shortly after closing of the Belgian Offer in accordance with the terms of their existing appointment letters (or, in the case of the SABMiller Directors appointed by Altria and BEVCO, pursuant to the respective relationship agreements). Particulars of the service contracts and letters of appointment of the SABMiller Directors, including details of the provisions which apply on early termination, are set out in paragraph 7 of Part VIII of this document.

The effect of the UK Scheme on awards and options held by SABMiller Directors in common with those held by other participants in the SABMiller Share Plans is described in paragraph 14 of this Part II.

Save as set out above, the effect of the UK Scheme on the interests of the SABMiller Directors does not differ from its effect on the like interest of any other SABMiller Shareholder.

22	Description of the UK Scheme and the SABMiller Meetings

22.1	The UK Scheme

It is intended that, once the Conditions have been satisfied or waived, Newbelco will acquire the entire issued and to be issued share capital of SABMiller pursuant to a UK Court sanctioned scheme of arrangement between SABMiller and the Scheme Shareholders under Part 26 of the Companies Act.

All conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming Effective and certain procedural Conditions) must be satisfied or waived in order for the UK Scheme to become Effective.

Under the terms of the UK Scheme:

(a)	each Scheme Shareholder will transfer its Scheme Shares to Newbelco in consideration for which each Scheme Shareholder will receive 100 Initial Newbelco Shares for each Scheme Share it owns, thereby becoming a Newbelco Shareholder;

(b)	no Scheme Shareholder will be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer, for a period of 72 hours after the Capital Increase;

(c)	each Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing the GREEN Form of Election or making an equivalent Electronic Election;

(d)	Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of Scheme Shares;

(e)	Nominee Shareholders who hold Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is: (i) in accordance with the instructions communicated to it by the Underlying Shareholder; and (ii) in respect of all of the Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

(f)	Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all will be deemed to have elected for the Cash Consideration in respect of their entire holding of Scheme Shares (or, in the case of a Nominee Shareholder, all of its Scheme Shares in respect of which no valid Election has been made). No Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of their entire holding of Scheme Shares required to be elected for the Partial Share Alternative under the terms of such contractual undertaking;

(g)	each Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme;

(h)	Scheme Shareholders (other than Nominee Shareholders) who: (i) validly elect for the Cash Consideration; (ii) do not validly elect for the Partial Share Alternative; (iii) do not make a valid Election; or (iv) do not make any Election at all, will appoint the Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

(i)	Nominee Shareholders, to the extent that they: (i) validly elect for the Cash Consideration; (ii) do not validly elect for the Partial Share Alternative; (iii) do not make a valid Election; or (iv) do not make any Election at all, in respect of all or part of their holding of Scheme Shares, will appoint the Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such Scheme Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

(j)	Scheme Shareholders (other than Nominee Shareholders) who validly elect or are deemed to elect for the Partial Share Alternative will appoint the Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described in paragraph 12 of this Part II), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Scheme Shareholders to be retained by the relevant Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation;

(k)	Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of Scheme Shares (with such Scheme Shares constituting all of the Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described in paragraph 12 of this Part II), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

(l)	Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five US Business Days before the UK Scheme Record Time and become holders of SABMiller Shares prior to the UK Scheme Record Time, and to make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether in the STRATE system or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in this document). None of SABMiller, AB InBev, Newbelco, the Agent or the Offer Agent (as defined in the Belgian Offer Prospectus) shall: (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder; or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer: (a) cash due to Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly; (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations; and (c) none of SABMiller, AB InBev, Newbelco, the Agent or the Offer Agent (as defined in the Belgian Offer Prospectus) will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders, and none of SABMiller, AB InBev, Newbelco, the Agent or the Offer Agent (as defined in the Belgian Offer Prospectus) will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

To become Effective, the UK Scheme requires approval at the UK Scheme Court Meeting, which is a meeting convened with the permission of the UK Court, from a majority in number of those holders of Scheme Shares as at the Voting Record Time (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme) who are present and vote at the meeting, either in person or by proxy, and who represent not less than 75% in value of the Scheme Shares voted by them.

In addition, the SABMiller Resolution must be passed at the SABMiller General Meeting.

The UK Scheme will lapse if, amongst other things:

(a)	the SABMiller Meetings are not held by the 22nd day after the expected date of such meetings as set out in this document (or such later date as may be agreed between AB InBev and SABMiller);

(b)	the UK Scheme Court Sanction Hearing to approve the UK Scheme is not held by the later of the 22nd day after the expected date of the UK Scheme Court Sanction Hearing as set out in this document and 30 days after all the Conditions other than the Post Scheme Sanction Conditions and Condition (a)(iii) set out in Part (A) of Part V of this document have been satisfied or waived (or such later date as may be agreed between AB InBev and SABMiller); or

(c)	the UK Scheme does not become Effective by the Long Stop Date,

provided, however, that the deadlines for the timing of the SABMiller Meetings and the UK Scheme Court Sanction Hearing to approve the UK Scheme as set out above may be waived by AB InBev, and the deadline for the UK Scheme to become Effective may be extended by agreement between SABMiller and AB InBev.

Implementation of the UK Scheme will also require the holders of the Incorporation Shares to have approved the Capital Increase (including the issue of the Initial Newbelco Shares). In order to be effective, the Capital Increase must be approved by the Newbelco General Meeting with a majority of 75%, provided at least 50% of the Incorporation Shares are represented. The Newbelco General Meeting is expected to be held at 11.00 a.m. (Brussels time) on 28 September 2016 after the AB InBev General Meeting (expected to be held at 9.00 a.m. (Brussels time) on 28 September 2016), the UK Scheme Court Meeting (expected to be held at 9.00 a.m. (London time) on 28 September 2016) and the SABMiller General Meeting (expected to be held at 9.15 a.m. (London time) on 28 September 2016). Following the SABMiller Meetings, the UK Scheme must be sanctioned by the UK Court.

Newbelco will undertake to the UK Court on the terms set out in the UK Scheme to be bound by the relevant provisions of the UK Scheme and to take the steps legally necessary on its part to satisfy the Post Scheme Sanction Conditions. AB InBev will undertake to the UK Court on the terms set out in the UK Scheme to be bound by the UK Scheme, to take the steps necessary to implement the Belgian Offer and the Belgian Merger, subject only to the UK Scheme becoming Effective, to satisfy any Conditions to the Belgian Offer and/or the Belgian Merger that remain outstanding after the UK Scheme becomes Effective, and not to amend the terms and conditions of the Belgian Offer. The Agent will undertake to the UK Court on the terms set out in the UK Scheme to be bound by the relevant provisions of the UK Scheme and to tender the Initial Newbelco Shares into the Belgian Offer on behalf of all the Scheme Shareholders as described in paragraph 23 of this Part II. The AB InBev Board and the Newbelco Board will also convene the AB InBev General Meeting and the Newbelco General Meeting, respectively.

The UK Scheme will only become Effective once a copy of the UK Scheme Court Order is delivered to the UK Registrar of Companies. Upon the UK Scheme becoming Effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the SABMiller Meetings.

It is intended that: (i) an application will be made to the London Stock Exchange for the cancellation of trading of SABMiller Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of SABMiller Shares on the Official List; and (ii) an application will be made to the JSE for the cancellation of the listing and trading of SABMiller Shares on the main board of the Johannesburg Stock Exchange, in each case to take effect on or shortly after the UK Scheme Effective Time. It is also intended that the ADR programme in respect of SABMiller Shares will be terminated after Completion.

If the UK Scheme is sanctioned by the UK Court, SABMiller Shares held in treasury (other than the deferred shares of £1 each in the capital of SABMiller (the “Deferred Shares”)) will be cancelled prior to the UK Scheme Record Time. Share certificates in respect of the SABMiller Shares will cease to be valid at the UK Scheme Effective Time. In addition, entitlements held within CREST or the STRATE system to the SABMiller Shares will be cancelled at the UK Scheme Effective Time. As soon as reasonably practicable after the UK Scheme becomes Effective, SABMiller will be re-registered as a private limited company and (unless AB InBev determines otherwise) will make a “check the box” election to be treated as an entity disregarded from Newbelco for US tax purposes, effective as of the day after SABMiller is re-registered as a private company.

The Scheme Shares will be acquired by Newbelco pursuant to the UK Scheme fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the UK Scheme Effective Time other than any Permitted Dividend (on the terms set out in paragraph 16 of this Part II).

The Deferred Shares will be repurchased by SABMiller prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares. Following such repurchase, the Deferred Shares will be held in treasury. A resolution to approve the repurchase will be proposed at the SABMiller General Meeting.

Newbelco will cancel all of the Incorporation Shares with effect simultaneously with the completion of the Capital Increase, such that the Scheme Shareholders will own the entire issued and outstanding share capital of Newbelco in the form of Initial Newbelco Shares immediately following completion of the Capital Increase. Newbelco does not intend to issue any share certificates in respect of the Initial Newbelco Shares issued pursuant to the Capital Increase nor credit any accounts in CREST, the STRATE system or any other depositary system with entitlements to such Initial Newbelco Shares. The share register of Newbelco will constitute evidence as to the ownership of the Initial Newbelco Shares.

The terms of the UK Scheme are set out in full in Part III of this document.

The UK Scheme will be governed by English law. The UK Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority.

Once the UK Scheme becomes Effective, it will be binding on SABMiller and all Scheme Shareholders, including those who did not attend the SABMiller Meetings or vote to approve the UK Scheme, or who voted against the UK Scheme at the SABMiller Meetings. Scheme Shareholders should be aware that, given the sequence of the steps of the Transaction, there is a very limited risk that the UK Scheme could become Effective and Completion does not occur. However, the risk of this occurring is very limited given that all conditions to the Belgian Offer and the Belgian Merger (other than the UK Scheme becoming Effective and certain procedural Conditions) must be satisfied in order for the UK Scheme to become Effective.

22.2	The SABMiller Meetings

Before the UK Court is asked to sanction the UK Scheme, the UK Scheme must be approved at the UK Scheme Court Meeting and the SABMiller Resolution must be passed at the SABMiller General Meeting.

Notices of the UK Scheme Court Meeting and the SABMiller General Meeting are set out in Parts XI and XII of this document, respectively.

The UK Scheme Court Meeting and the SABMiller General Meeting will be held at the Grosvenor House Hotel, 86-90 Park Lane, London, W1K 7TN, United Kingdom.

22.2.1	UK Scheme Court Meeting

SABMiller proposed to the UK Court that Altria and BEVCO (and their nominees, if any) should constitute a separate class for the purposes of the UK Scheme Court Meeting and the UK Court has agreed to the convening of the UK Scheme Court Meeting on this basis. The UK Scheme Court Meeting, which has been convened for 9.00 a.m. on 28 September 2016, is being held at the direction of the UK Court to seek approval of the UK Scheme by the holders of Scheme Shares as at the Voting Record Time (other than Altria and BEVCO (and their nominees, if any), who will separately undertake to be bound by the UK Scheme).

At the UK Scheme Court Meeting, voting will be by way of poll and each holder of Scheme Shares as at the Voting Record Time (other than Altria and BEVCO (and their nominees, if any) present (in person or by proxy) will be entitled to one vote for each Scheme Share held. In order for the resolution to be passed, it must be approved by a majority in number of those holders of Scheme Shares as at the Voting Record Time (other than Altria and BEVCO (and their nominees, if any) who are present and vote, either in person or by proxy, at the UK Scheme Court Meeting and who represent not less than 75% in value of all the Scheme Shares voted by them.

It is important that, for the UK Scheme Court Meeting in particular, as many votes as possible are cast so that the UK Court may be satisfied that there is a fair representation of shareholder opinion. You are therefore strongly urged to sign and return your Forms of Proxy, or to appoint a proxy electronically or using the CREST proxy voting service or the STRATE system, as soon as possible.

You will find the Notice of the UK Scheme Court Meeting in Part XI of this document.

22.2.2	The SABMiller General Meeting

The SABMiller General Meeting has been convened for 9.15 a.m. on 28 September 2016, or as soon thereafter as the UK Scheme Court Meeting has concluded or been adjourned, to consider and, if thought fit, pass the SABMiller Resolution, which requires votes in favour representing at least 75% of the votes cast either in person or by proxy, to:

(a)	approve the repurchase by SABMiller of the Deferred Shares prior to the UK Scheme Record Time;

(b)	authorise the SABMiller Directors to effect the UK Scheme;

(c)	approve certain amendments to the SABMiller Articles (as described below); and

(d)	approve the terms of the Belgian Offer and the Belgian Merger.

The Scheme Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Repurchase of Deferred Shares

It is proposed that the Company repurchase the Deferred Shares prior to the UK Scheme Record Time in consideration of the payment of £1 for all such shares and that following such repurchase, the Deferred Shares be held in treasury. The repurchase of the Deferred Shares is a Condition to the Transaction (see Condition (q) set out in Part (B) of Part V of this document). In order to allow the Company to effect such an off-market repurchase, the terms of a contract between the holder(s) of the Deferred Shares and the Company must be approved by the SABMiller Shareholders in accordance with section 694 of the Companies Act. The contract will be produced at the SABMiller General Meeting and made available for inspection at the registered office of SABMiller and the office of Linklaters LLP at One Silk Street, London EC2Y 8HQ for at least 15 days before the SABMiller General Meeting.

Amendments to the SABMiller Articles

It is proposed that the SABMiller Articles be amended to:

(i)

ensure that for any SABMiller Shareholder with a registered address in, or whom AB InBev reasonably believes to be a citizen, resident or national of, a jurisdiction outside the United Kingdom, the United States, Belgium, Mexico or South Africa where the issue of Initial Newbelco Shares would or may infringe the laws of such jurisdiction, or would or may require Newbelco or AB InBev to comply with any governmental or other consent or registration, filing or other formality with which they are unable to comply or compliance with which they regard as unduly onerous, if AB InBev so elects immediately prior to the UK Scheme Record Time, all

SABMiller Shares that are held by such SABMiller Shareholder shall be transferred to a person nominated by SABMiller and resident in the United Kingdom for the benefit of such SABMiller Shareholder and such person shall be deemed to elect for the Cash Consideration in respect of such SABMiller Shares. Upon the UK Scheme becoming Effective, such person shall receive Initial Newbelco Shares on behalf of such SABMiller Shareholder. In accordance with such person’s deemed election for the Cash Consideration in respect of such SABMiller Shares, the Initial Newbelco Shares issued to such person in consideration for the transfer of such SABMiller Shares shall be tendered into the Belgian Offer by the Agent and the Cash Consideration shall be paid to such person in accordance with the terms of the Belgian Offer. An amount in cash equal to such Cash Consideration shall be paid to such SABMiller Shareholder by such person as soon as reasonably practicable after it receives such Cash Consideration;

(ii)	ensure that any SABMiller Shares which are issued after the SABMiller Articles are amended and before the UK Scheme Record Time (other than to Newbelco and/or its nominees) will be issued subject to the terms of the UK Scheme and the holders of such shares will be bound by the terms of the UK Scheme;

(iii)	ensure that any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which are or first become exercisable in the period commencing with the UK Court sanctioning the UK Scheme and ending on Completion (and which are not in fact exercised and satisfied prior to the UK Scheme Record Time), will be immediately repurchased by SABMiller for £45 per share;

(iv)	ensure that any SABMiller Shares issued, allotted or transferred following Completion in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion will be immediately transferred to Newbelco (or its nominee(s)) in exchange for £45 per share; and

(v)	to provide for the calling of shareholder meetings by SABMiller on short notice.

The proposed amendments to the SABMiller Articles referred to above are set out in the Notice of the SABMiller General Meeting in Part XII of this document.

22.2.3	Entitlement to vote at the SABMiller Meetings

Each holder of Scheme Shares who is entered in the SABMiller Register of Members at the Voting Record Time (expected to be 6.30 p.m. on 26 September 2016) will be entitled to attend and vote at the UK Scheme Court Meeting and the SABMiller General Meeting (other than Altria and BEVCO (and their nominees, if any) in the case of the UK Scheme Court Meeting). If either SABMiller Meeting is adjourned, only those holders of Scheme Shares who are entered on the SABMiller Register of Members at 6.30 p.m. on the date two days before the date set for the adjourned SABMiller Meeting(s) will be entitled to attend and vote (other than Altria and BEVCO (and their nominees, if any) in the case of the UK Scheme Court Meeting).

Each of Altria and BEVCO (and their nominees, if any) will undertake to the UK Court to be bound by the UK Scheme, as Altria and BEVCO have agreed to do in their irrevocable undertakings (as described in paragraph 9 of Part VIII of this document).

Further information on the action to be taken in respect of the SABMiller Meetings and the appointment of a proxy or proxies is set out on pages 94 to 98 (inclusive) of this document.

22.3	Sanction of the UK Scheme by the UK Court

The UK Scheme also requires the sanction of the UK Court. The UK Scheme Court Sanction Hearing, in accordance with the Co-operation Agreement, is to be held on a date to be agreed between SABMiller and AB InBev (which date is currently expected to be 4 October 2016, subject to the prior satisfaction or waiver of the other Conditions set out in Part V of this document). AB InBev and Newbelco will each give certain undertakings to the UK Court. All SABMiller Shareholders are entitled to attend in person or through representatives to oppose the sanctioning of the UK Scheme by the UK Court.

The UK Scheme Court Sanction Hearing will qualify as a fairness hearing of the kind contemplated by Section 3(a)(10) of the US Securities Act in relation to the Initial Newbelco Shares and the Restricted Newbelco Shares.

The UK Scheme will become Effective on delivery of a copy of the UK Scheme Court Order to the UK Registrar of Companies.

If the UK Scheme becomes Effective, it will be binding on all Scheme Shareholders irrespective of whether or not they attended the SABMiller Meetings or voted in favour of the UK Scheme at the UK Scheme Court Meeting or in favour of the SABMiller Resolution at the SABMiller General Meeting. If the UK Scheme is not implemented by the Long Stop Date, the UK Scheme will not be implemented and the Transaction will not proceed.

22.4	Modifications to the UK Scheme

The UK Scheme contains a provision for SABMiller and AB InBev to consent jointly on behalf of all persons concerned to any modification of, or addition to, the UK Scheme or to any condition approved or imposed by the UK Court. The UK Court would be unlikely to approve any modification of, or addition to, or impose a condition to, the UK Scheme which might be material to the interests of SABMiller Shareholders unless SABMiller Shareholders were informed of such modification, addition or condition and given the opportunity to vote on that basis. It would be a matter for the UK Court to decide, in its discretion, whether or not a further meeting of SABMiller Shareholders should be held in these circumstances.

23	Description of the Belgian Offer

After completion of the Capital Increase, including the issue of Initial Newbelco Shares to Scheme Shareholders, AB InBev will make the Belgian Offer, a voluntary cash takeover offer pursuant to the Belgian Takeover Law and the Belgian Takeover Royal Decree for all of the Initial Newbelco Shares issued to the Scheme Shareholders as a result of the UK Scheme. It is currently intended that the Belgian Offer will be made on the day following the date on which the Capital Increase occurs or as soon as reasonably practicable thereafter.

The Belgian Offer will be conditional on, among other things: (i) the AB InBev Resolutions having been passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (ii) the UK Scheme having become Effective; (iii) the Scheme Shares having been registered in the name of Newbelco; and (iv) the Initial Newbelco Shares having been issued by Newbelco to the Scheme Shareholders pursuant to the Capital Increase.

All conditions to the Belgian Offer (other than the UK Scheme becoming Effective, the Scheme Shares being registered in the name of Newbelco, and the Initial Newbelco Shares being issued by Newbelco to the Scheme Shareholders pursuant to the Capital Increase) must be satisfied in order for the UK Scheme to become Effective. Newbelco will have undertaken to the UK Court to issue the Initial Newbelco Shares to the Scheme Shareholders and to take the steps legally necessary on its part to satisfy the Post-Scheme Sanction Conditions.

Under the terms of the Belgian Offer, AB InBev will offer to purchase all of the Initial Newbelco Shares held by the Scheme Shareholders immediately after the Capital Increase for cash consideration of £0.45 per Initial Newbelco Share. The Belgian Offer will be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

The Agent will act as the agent of the Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections (or deemed Elections). Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming Effective and the Capital Increase until the end of the Acceptance Period. Since the Belgian Offer is expected to be open for one day only, the Agent will only be able to respond to the Belgian Offer on behalf of Scheme Shareholders on that day.

Acceptances by the Scheme Shareholders in respect of the Belgian Offer will be made by the Agent acting on behalf of the Scheme Shareholders on the basis of the Elections (or deemed Elections) made by such Scheme Shareholders and the number of Initial Newbelco Shares to be tendered by each Scheme Shareholder will depend on their Elections (or deemed Elections) as follows:

(a)	in respect of Scheme Shareholders who have validly elected (or are deemed to have elected) for the Cash Consideration, AB InBev will purchase all of the Initial Newbelco Shares held by such Scheme Shareholders (or, in the case of Nominee Shareholders, all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of Scheme Shares in respect of which the Nominee Shareholders have validly elected (or are deemed to have elected) for the Cash Consideration); and

(b)	in respect of Scheme Shareholders who have validly elected (or are deemed to have elected) for the Partial Share Alternative in order to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described above), AB InBev will purchase the number of Initial Newbelco Shares equal to:

(i)	the total number of Initial Newbelco Shares issued to each such Scheme Shareholder in consideration for the transfer of Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being: (i) in the case of Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such Scheme Shareholders; or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders), minus

(ii)	the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

(I)	first multiplying the rounded number of Restricted Newbelco Shares to which such Scheme Shareholder is entitled (being (a) the number of Scheme Shares in respect of which such Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative) multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described above) by the Consolidation Factor of 185.233168056448; and

(II)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

The Consolidation Factor of 185.233168056448 is calculated on the following basis:

•	as noted in paragraph 22.1 of this Part II, pursuant to the UK Scheme, each Scheme Shareholder will transfer its Scheme Shares to Newbelco in consideration for which each Scheme Shareholder will receive 100 Initial Newbelco Shares for each Scheme Share it owns;

•	as noted in paragraph 12 of this Part II, the Partial Share Alternative comprises cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share;

•	in order to receive cash proceeds of at least £4.6588 in respect of each Scheme Share, a hypothetical Scheme Shareholder that has elected (or is deemed to have elected) for the Partial Share Alternative would need to tender at least 4.6588/0.45 Initial Newbelco Shares into the Belgian Offer for each Scheme Share;

•	as a result, the number of Initial Newbelco Shares held by a hypothetical Scheme Shareholder that has elected (or is deemed to have elected) for the Partial Share Alternative to be reclassified and consolidated into Restricted Shares would be 100-4.6588/0.45 and, accordingly, the consolidation ratio is 89.6471111111111:0.483969, or 185.233168056448:1.

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, Scheme Shareholders registered on the South African Register will, as required, receive any cash proceeds due to them under the terms of the Transaction in South African rand. Please refer to paragraph 30 of this Part II for further details in relation to this currency exchange.

Upon the passing of the notarial deed acknowledging the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, the Initial Newbelco Shares will be reclassified and consolidated as follows:

•	all Initial Newbelco Shares retained by the former Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such reclassification and consolidation will be rounded down to the nearest whole number);

•	as a result, the Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative will hold between 316,999,695 and 326,000,000 outstanding Restricted Newbelco Shares (representing between approximately 16.47% and 16.86% of Newbelco’s total issued share capital), depending on the number of Scheme Shareholders who elect for the Partial Share Alternative;

•	all Initial Newbelco Shares acquired by AB InBev pursuant to the Belgian Offer will be consolidated into New Ordinary Shares on the same ratio, a basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held by AB InBev (and the number of New Ordinary Shares resulting from such consolidation will be rounded down to the nearest whole number); and

•	as a result, AB InBev will hold 1,608,242,156 New Ordinary Shares (representing between approximately 83.14% and 83.53% of Newbelco’s total issued share capital), depending on the number of Scheme Shareholders who elect for the Partial Share Alternative.

Following closing of the Belgian Offer and completion of the Reclassification and Consolidation and pending Completion, the Newbelco Shareholders will be: (i) AB InBev; and (ii) the holders of the Restricted Newbelco Shares (being the Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative).

The Belgian Offer Documents, which contain further details on the Belgian Offer, are also being published by AB InBev and Newbelco today and will be available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com. Further details on the Belgian Offer are set out in the Belgian Offer Prospectus (for which AB InBev and the directors of AB InBev are responsible) and details of the terms and conditions of the Belgian Offer can also be found in Part IX of this document.

24	Description of the Belgian Merger

Following closing of the Belgian Offer, AB InBev will merge into Newbelco through a merger by absorption under the Belgian Companies Code, pursuant to which AB InBev Shareholders and holders of AB InBev ADSs will become Newbelco Shareholders and holders of Newbelco ADSs, respectively, and Newbelco will be the surviving entity and the holding company for the Combined Group.

The Belgian Merger is conditional on, among other things: (i) the Belgian Offer completing in accordance with its terms; (ii) the AB InBev Resolutions being passed by the requisite majority of AB InBev Shareholders at the AB InBev General Meeting; (iii) the Newbelco Resolutions being passed by the requisite majority of the holders of the Incorporation Shares at the Newbelco General Meeting; (iv) the Initial Newbelco Shares tendered into the Belgian Offer being transferred to AB InBev; and (v) the passing of the Final Notarial Deed.

All conditions to the Belgian Merger (other than the Post Scheme Sanction Conditions, the Belgian Offer completing in accordance with its terms, the Initial Newbelco Shares tendered into the Belgian Offer being transferred to AB InBev and the passing of the Final Notarial Deed) must be satisfied in order for the UK Scheme to become Effective. AB InBev will have undertaken to the UK Court to satisfy such outstanding conditions and to make the Belgian Offer. Newbelco will have undertaken to the UK Court to take the steps legally necessary on its part to satisfy such outstanding conditions.

The Belgian Merger will be submitted to a vote of the AB InBev Shareholders at the AB InBev General Meeting and to a vote of the Newbelco Shareholders (i.e., at the time the approval will be sought, the holders of the Incorporation Shares) at the Newbelco General Meeting, both of which are scheduled to take place on 28 September 2016.

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who as at the close of business on 22 August 2016, being the latest practicable date prior to the publication of this document, collectively hold approximately 52% of the issued share capital of AB InBev, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and Belgian Merger at the AB InBev General Meeting.

Pursuant to the Belgian Merger:

(a)	AB InBev Shareholders will receive one New Ordinary Share for each AB InBev Share they hold at the record date for the Belgian Merger; and

(b)	upon the exchange of AB InBev Shares for New Ordinary Shares, the AB InBev ADSs, each currently representing one AB InBev Share, will instead each represent one New Ordinary Share, thereby becoming Newbelco ADSs.

Upon Completion, all assets and liabilities of AB InBev will be transferred to Newbelco and Newbelco will automatically be substituted for AB InBev in all its rights and obligations by operation of Belgian law. Such transfer will as a rule include all contractual undertakings of AB InBev (unless parties to such contracts have agreed otherwise) and will also include the undertaking to be bound by the terms of the UK Scheme which is to be given by AB InBev to the UK Court. Upon Completion, AB InBev will be dissolved by operation of Belgian law.

As a consequence of the Belgian Merger, Newbelco will acquire all New Ordinary Shares held by AB InBev after the Belgian Offer and the Reclassification and Consolidation. Upon Completion, all such New Ordinary Shares will be cancelled, except for 85,000,000 of such New Ordinary Shares which will be retained by Newbelco and held as treasury shares after Completion.

In connection with the Belgian Merger, AB InBev and Newbelco have prepared the Belgian Merger Documents summarising the terms of, background to, and reasons for the Belgian Merger. In addition, AB InBev and Newbelco have prepared the Belgian Merger US Documents. The Belgian Merger Documents and Belgium Merger US Documents are available on AB InBev’s website at www.ab-inbev.com.

25	Listings

Shortly after Completion, the New Ordinary Shares (which will be held by the former shareholders of AB InBev) will be listed on Euronext Brussels and it is also intended that they will, at the same time, be admitted for listing and trading on the main board of the Johannesburg Stock Exchange and the Mexico Stock Exchange and that ADSs (each representing the right to receive one New Ordinary Share) will be listed on the NYSE.

The AB InBev Listing Documents are available on AB InBev’s website at www.ab-inbev.com and www.globalbrewer.com.

26	Unsettled trades

As at the close of trading on the last day of dealings in Scheme Shares prior to the UK Scheme Effective Time, there may be unsettled, open trades for the sale and purchase of Scheme Shares within the CREST or the STRATE system. The Scheme Shares that are the subject of such unsettled trades will be treated under the UK Scheme in the same way as any other Scheme Share registered in the name of the relevant seller under that trade. Consequently, Scheme Shareholders on the SABMiller Register at the UK Scheme Record Time with Scheme Shares linked to an election for the Partial Share Alternative will receive the Initial Newbelco Shares in accordance with the terms of the UK Scheme.

In respect of Scheme Shares within the CREST system:

•	where an Election for the Cash Consideration has been validly made (or deemed to have been made) by a Scheme Shareholder, Euroclear will arrange for the transformation of such unsettled or open trades into the Cash Consideration which shall be paid to the Scheme Shareholder in accordance with the terms of the Transaction; and

•	where an Election for the Partial Share Alternative has been validly made (or is deemed to have been made) by a Scheme Shareholder in respect of Scheme Shares that are linked to unsettled or open trades, the Restricted Newbelco Shares (which will not be settled in CREST and are subject to certain restrictions on transfer as described in paragraph 3 of Appendix V of this document) will be settled with the Scheme Shareholder and the cash element payable pursuant to the Partial Share Alternative will be paid to the Scheme Shareholder in accordance with the terms of the Transaction.

SCHEME SHAREHOLDERS SHOULD NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY SUCH UNSETTLED OR OPEN TRADES DUE TO THE RESTRICTIONS ON TRANSFER AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THIS DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SCHEME SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

27	Conditions to the Transaction

Information relating to the progress made in respect of the Conditions to the Transaction is set out in paragraph 9 of Part I of this document.

28	Offer-related arrangements

Summaries of offer-related arrangements are set out in paragraph 11 of Part VIII of this document. These agreements have been made available on SABMiller’s website at www.sabmiller.com, on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com.

29	Cancellation of SABMiller’s listing and the Re-registration

Prior to the UK Scheme becoming Effective, applications will be made to the UK Listing Authority for the cancellation of the listing of SABMiller Shares on the Official List and to the London Stock Exchange for the cancellation of trading of SABMiller Shares on the London Stock Exchange’s main board for listed securities and to the JSE for the cancellation of the listing and trading of SABMiller Shares on the main board of the Johannesburg Stock Exchange.

On the basis of the indicative timetable set out on page 20 of this document, the last day of dealings in, and registrations of transfers of, SABMiller Shares on the South African Register is expected to be 29 September 2016 and the last day of dealings in, and for registration of transfers of, SABMiller Shares on the UK Register is expected to be 4 October 2016 (the day on which the UK Scheme Court Sanction Hearing occurs), with the delisting of the SABMiller Shares on the London Stock Exchange and the Johannesburg Stock Exchange expected to take effect on 5 October 2016.

Share certificates in respect of SABMiller Shares will cease to be valid following the UK Scheme Effective Time. In addition, entitlements to SABMiller Shares held within the CREST or the STRATE system will be cancelled.

It is expected that, as soon as reasonably practicable after the legal transfer of the SABMiller Shares from the SABMiller Shareholders to Newbelco, SABMiller will be re-registered as a private company under the relevant provisions of the Companies Act.

30	Settlement

As soon as practicable on or after closing of the Belgian Offer, and in any event no later than three US Business Days thereafter, AB InBev shall settle the Cash Consideration or the cash element of the Partial Share Alternative due to Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer on the following basis (as set out in paragraphs 3.4 (Currency) and 9.2 (Payment) of Part IX of this document):

(a)	in the case of Scheme Shareholders registered on the UK Register whose Scheme Shares are held in certificated form immediately prior to the UK Scheme Record Time, by procuring the despatch to such Scheme Shareholders of cheques for the sums payable to such Scheme Shareholders, provided that if the amount payable to any such Scheme Shareholder exceeds £1 billion AB InBev reserves the right to make arrangements with such Scheme Shareholder to facilitate electronic payment of such amount in lieu of a cheque;

(b)	in the case of Scheme Shareholders registered on the UK Register whose Scheme Shares are held in uncertificated form through CREST immediately prior to the UK Scheme Record Time, by procuring that Euroclear is instructed to create an assured payment obligation in favour of the payment bank of the persons entitled thereto in accordance with the CREST system assured payment arrangements for the sums payable to them respectively, provided that AB InBev reserves the right to make payment of the said sums by cheque as set out in paragraph (a) above if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this paragraph (b); and

(c)	in the case of Scheme Shareholders registered on the South African Register immediately prior to the UK Scheme Record Time, by procuring that STRATE and the SABMiller South African Registrar (as applicable) are, taking into account any applicable requirements of the South African Exchange Control Regulations as set out in paragraph 31 of this Part II, each instructed to create an assured payment obligation in favour of the payment bank of the persons entitled thereto for the sums payable to them respectively, provided that AB InBev reserves the right to make payment of the said sums by cheque as set out in paragraph (a) above if, for reasons outside its reasonable control (including if any such Scheme Shareholder has not provided account details to the STRATE system or the SABMiller South African Registrar, as applicable), it is not able to effect settlement in accordance with this paragraph (c).

Payments by CSDPs or brokers to Underlying Shareholders whose Scheme Shares are held in uncertificated form in the STRATE system immediately prior to the UK Scheme Record Time will, taking into account any applicable requirements of the South African Exchange Control Regulations as set out in paragraph 31 of this Part II, be made in accordance with the terms of the custody agreement entered into between the Underlying Shareholder and their CSDP or broker, and Underlying Shareholders can contact their CSDP or broker for further information in this regard. None of SABMiller, AB InBev, Newbelco, the Agent or the Offer Agent (as defined in the Belgian Offer Prospectus) shall have any liability to Underlying Shareholders in the event that an Underlying Shareholder does not receive payment from their CSDP or broker and payment to PLC Nominees (Proprietary) Limited will be a complete discharge of AB InBev’s payment obligations in respect of Underlying Shareholders whose Scheme Shares are held in uncertificated form in the STRATE system.

As soon as practicable following the Reclassification and Consolidation and in any event no later than ten Business Days thereafter:

(a)	Newbelco will ensure that the share register of Newbelco is updated to reflect the Restricted Newbelco Shares held by Scheme Shareholders that validly elect (or are deemed to elect) for the Partial Share Alternative; and

(b)	Newbelco shall despatch, or shall procure the despatch of, a notice to each Restricted Newbelco Shareholder setting out the number of Restricted Newbelco Shares held by such Restricted Newbelco Shareholder, in each case taking into account any applicable requirements of the South African Exchange Control Regulations as set out in paragraph 31 of this Part II.

All cash proceeds due to Scheme Shareholders registered on the UK Register shall be paid in pounds sterling and, in the case of a cheque, drawn on a UK clearing bank.

All cash proceeds due to Scheme Shareholders registered on the South African Register shall be paid in South African rand and, in the case of a cheque if applicable, drawn on a South African clearing bank. AB InBev shall convert the aggregate cash proceeds due to such Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer into South African rand at the average pound sterling/ZAR exchange rate obtained by AB InBev, through a series of market transactions and matching opportunities over a fixed period of time between the South African Register Freeze Date and the second US Business Day after closing of the Belgian Offer (the “Applicable Rate”). The Applicable Rate will be announced by AB InBev on a Regulatory Information Service and on SENS (as well as in the usual South African business newspapers for announcements of this nature) one business day before payment of the cash proceeds to Scheme Shareholders.

The actual amount of South African rand received by Scheme Shareholders registered on the South African Register, in respect of each Scheme Share, shall be equal to their proportionate entitlement (based on the amount due to them in pounds sterling) to such aggregate amount of South African rand received by AB InBev upon such conversion, provided that no amount of cash of less than one South African cent shall be paid to any Scheme Shareholder pursuant to the Belgian Offer and the aggregate amount of cash to which a Scheme Shareholder shall be entitled under the terms and conditions of the Belgian Offer shall be rounded down to the nearest South African cent. Please see paragraph 31 of this Part II for a summary of the impact of the South African Exchange Control Regulations for Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold Scheme Shares in uncertificated form in the STRATE system in the context of the Transaction.

All deliveries of cheques to Scheme Shareholders registered on the UK Register shall be effected by sending the same by first class post (or international standard post, if overseas) in prepaid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the SABMiller Register of Members as at the UK Scheme Record Time (and, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register in respect of such joint holding at the UK Scheme Record Time).

To the extent that any payments to Scheme Shareholders registered on the South African Register are to be made by way of cheque, delivery of such cheques shall be effected by sending the same by registered post to the persons entitled thereto at their respective addresses as appearing in the SABMiller Register of Members as at the UK Scheme Record Time (and, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register in respect of such joint holding at the UK Scheme Record Time).

None of SABMiller, Newbelco, AB InBev, or the Agent or their respective agents shall be responsible for any loss or delay in the transmission or delivery of any cheques sent in accordance with this paragraph 30 which shall be sent at the risk of the persons entitled thereto.

Cheques shall be made payable to the persons respectively entitled to the monies represented thereby (except that, in the case of joint holders, AB InBev reserves the right to make such cheques payable to that one of the joint holders whose name stands first in the SABMiller Register of Members in respect of such joint holding at the UK Scheme Record Time), and the encashment of any such cheque or the creation of any such assured payment obligation in accordance with this paragraph 30 shall be a complete discharge of AB InBev’s obligations under the Belgian Offer to pay the monies represented thereby.

All electronic payments to Scheme Shareholders registered on the South African Register whose SABMiller Shares are held in certificated form shall be effected by electronic funds transfer to the bank account details provided to or held by the SABMiller South African Registrar for each respective Scheme Shareholder as at the UK Scheme Record Time. None of SABMiller, Newbelco, AB InBev, or the Agent or their respective agents shall be responsible for any loss or delay in the transmission of electronic payments sent in accordance with this paragraph 30 which shall be sent at the risk of the persons entitled thereto.

AB InBev reserves the right to verify (or have the relevant SABMiller Registrars verify) the details of any Scheme Shareholder (including addresses and, if relevant, bank account details) as appearing on the SABMiller Register of Members or otherwise held by the SABMiller Registrars as at the UK Scheme Record Time before sending cheques or effecting electronic transfers, as applicable.

In accordance with the terms and conditions of the Belgian Offer as set out in Part IX of this document: (a) cash due to Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly; (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer shall be a complete discharge of AB InBev’s payment obligations; and (c) none of SABMiller, AB InBev, Newbelco, or the Agent shall have any obligation in relation to the application of the monies paid to a Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares shall be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares shall be held by) Nominee Shareholders, rather than Underlying Shareholders, and none of SABMiller, AB InBev, Newbelco, or the Agent shall have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

31	South African Exchange Control Regulations

This paragraph sets out a summary of the impact of the South African Exchange Control Regulations in the context of the Transaction for Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold Scheme Shares in uncertificated form in the STRATE system.

In South Africa, the Transaction has been approved by the Financial Surveillance Department of the South African Reserve Bank, which included, inter alia, approval of the:

•	Scheme Shareholders registered on the South African Register holding Initial Newbelco Shares to which they are entitled pursuant to the UK Scheme, which they will not be entitled to transfer for a period of 72 hours after their issue to such Scheme Shareholders other than pursuant to the Belgian Offer; and

•	the delisting of SABMiller from the Main Board of the Johannesburg Stock Exchange.

Approval of the Transaction by the Financial Surveillance Department of the South African Reserve Bank is subject to the conditions that, inter alia:

•	Scheme Shareholders registered on the South African Register at 4.30 p.m. (South African standard time) on the South African Register Freeze Date must receive any Initial Newbelco Shares to which they are entitled pursuant to the UK Scheme on the South African register of Newbelco; and

•	Scheme Shareholders registered on the South African Register who are residents of, or emigrants from, the Common Monetary Area, who elect (or are deemed to elect) for the Partial Share Alternative will be required to obtain specific approval from the Financial Surveillance Department of the South African Reserve Bank through their authorised dealer in foreign exchange in South Africa to hold Restricted Newbelco Shares.

Any conditions attaching to any approval which is granted by the Financial Surveillance Department of the South African Reserve Bank to hold Restricted Newbelco Shares must be capable of satisfaction by the applicant. None of SABMiller, AB InBev, Newbelco, the Agent or the Offer Agent (as defined in the Belgian Offer Prospectus) will have any obligation or liability in relation to the obtaining of any such approval or the satisfaction of any conditions attaching to any such approval.

Residents of the Common Monetary Area

In the case of:

(a)	Scheme Shareholders registered on the South African Register, whose registered addresses in the South African Register are within the Common Monetary Area and whose share certificates are not restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be settled directly upon such Scheme Shareholders in accordance with the terms and conditions of the Belgian Offer as set out in paragraph 30 of this document; and

(b)	Underlying Shareholders who hold Scheme Shares in uncertificated form in the STRATE system, whose registered addresses are within the Common Monetary Area and who have not been restrictively designated in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly to the accounts nominated for the relevant Underlying Shareholders by their duly appointed CSDP or broker in accordance with the provisions of the custody agreement with such CSDP or broker (following the crediting of the account(s) of such CSDPs with the relevant cash amount by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the Scheme Shareholder registered on the South African Register that holds such Scheme Shares on behalf of such CSDP or broker).

Emigrants from the Common Monetary Area

In the case of:

(a)	Scheme Shareholders registered on the South African Register who are emigrants from the Common Monetary Area and whose Scheme Shares form part of their blocked assets, whose share certificates are restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the relevant Scheme Shareholder’s blocked assets in terms of the South African Exchange Control Regulations; and

(b)	Underlying Shareholders who hold Scheme Shares in uncertificated form in the STRATE system who are emigrants from the Common Monetary Area and whose Scheme Shares form part of their blocked assets, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the Scheme Shareholder registered on the South African Register that holds such Scheme Shares on behalf of such Underlying Shareholders, to the blocked account of the Underlying Shareholders concerned nominated by their duly appointed CSDP or broker with their authorised dealer in foreign exchange in South Africa.

All other non-residents of the Common Monetary Area

In the case of:

(a)	Scheme Shareholders that are registered on the South African Register who are non-residents of the Common Monetary Area and whose registered addresses are outside the Common Monetary Area, whose share certificates have been restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be settled directly upon such Scheme Shareholders in accordance with the terms and conditions of the Belgian Offer as set out in paragraph 30 of this Part II; and

(b)	Underlying Shareholders who hold Scheme Shares in uncertificated form in the STRATE system who are non-residents of the Common Monetary Area and whose registered addresses are outside the Common Monetary Area, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly to the accounts nominated for the relevant Underlying Shareholders by their duly appointed CSDP or broker in accordance with the provisions of the custody agreement with their CSDP or broker (following the crediting of the account(s) of such CSDPs with the relevant cash amount by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the Scheme Shareholder registered on the South African Register that holds such Scheme Shares on behalf of such CSDP or broker).

Restricted Newbelco Shares

Scheme Shareholders registered on the South African Register who are residents of, or emigrants from, the Common Monetary Area, who elect (or are deemed to elect) for the Partial Share Alternative will be required to obtain approval from the Financial Surveillance Department of the South African Reserve Bank through their authorised dealer in foreign exchange in South Africa to hold Restricted Newbelco Shares.

Any such Scheme Shareholder registered on the South African Register who wishes to elect for the Partial Share Alternative must provide the requested details relating to the exchange control approvals to make elections obtained through their authorised dealers, as explained in more detail in Part IV of this document.

Any such Underlying Shareholder on behalf of whom a Nominee Shareholder holds Scheme Shares in uncertificated form in the STRATE system who wishes to give an instruction to elect for the Partial Share Alternative must provide such details as are required by their appointed CSDP or broker in accordance with the provisions of the custody agreement with such CSDP or broker.

32	Text of the UK Scheme

The full text of the UK Scheme is set out in Part III of this document.

33	Taxation

SABMiller Shareholders should read Part VII of this document, which provides a summary of certain UK, South African and US tax consequences of the Transaction, together with certain Belgian tax consequences of owning Newbelco Shares for residents of the UK, South Africa or the United States. This summary is intended as a general guide only and if you are in any doubt about your tax position, or are subject to taxation in any jurisdiction other than the UK, South Africa or the United States, you should consult an appropriate independent professional adviser.

34	United States and Overseas Shareholders

US shareholders

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this document may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newbelco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgement obtained in US courts. Original actions or actions for the enforcement of judgements of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Neither the SEC nor any US federal, state or other securities commission or regulatory authority has registered, approved or disapproved the securities to be issued pursuant to the UK Scheme or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

The first stage of the Transaction is intended to be carried out under the UK Scheme (provided for under English company law), which requires the approval of the requisite majorities at the SABMiller Meetings and the sanction of the UK Court. If so carried out, it is expected that any Initial Newbelco Shares to be issued pursuant to the UK Scheme to Scheme Shareholders and any Restricted Newbelco Shares received by Scheme Shareholders electing for the Partial Share Alternative as a result of the Reclassification and Consolidation would be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof (“Section 3(a)(10)”). In order to qualify for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), there must be a hearing on the fairness of the UK Scheme’s terms and conditions to the SABMiller Shareholders, which all the SABMiller Shareholders are entitled to attend in person or through representatives to oppose the sanctioning of the UK Scheme by the Court, and with respect to which notification will be given to all SABMiller Shareholders. For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10), SABMiller and Newbelco intend to rely on the UK Scheme Court Sanction Hearing.

The first part of the implementation of the Transaction may, in the circumstances provided for in Part (D) of Part V of this document, instead be carried out by way of a Takeover Offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of a UK Offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov and from AB InBev at www.ab-inbev.com.

Overseas Shareholders

The release, publication or distribution of this document in jurisdictions other than the United Kingdom, the United States, Belgium, Mexico or South Africa may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom, the United States, Belgium, Mexico or South Africa should inform themselves about, and observe any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa to vote their SABMiller Shares at the UK Scheme Court Meeting, and to execute and deliver Forms of Proxy appointing another to vote at the UK Scheme Court Meeting on their behalf or to hold or vote Restricted Newbelco Shares, may be affected by the laws of any relevant jurisdiction. This document has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or from within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this document and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mail or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Restricted Newbelco Shares under the Transaction to SABMiller Shareholders who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of any relevant jurisdiction. Persons who are not resident in the United Kingdom, the United States, Belgium, Mexico or South Africa should inform themselves of, and observe, any applicable legal or regulatory requirements.

It is proposed that the SABMiller Articles be amended to ensure that for any holder of SABMiller Shares with a registered address in, or whom AB InBev reasonably believes to be a citizen, resident or national of, a jurisdiction outside the United Kingdom, the United States, Belgium, Mexico or South Africa where the issue of Initial Newbelco Shares would or may infringe the laws of such jurisdiction, or would or may require Newbelco or AB InBev to comply with any governmental or other consent or any registration, filing or other formality with which they are unable to comply or compliance with which they regard as unduly onerous, if AB InBev so elects, immediately prior to the UK Scheme Record Time, all SABMiller Shares that are held by such SABMiller Shareholder will be transferred to a person nominated by SABMiller and resident in the United Kingdom for the benefit of such SABMiller Shareholder and such person shall be deemed to elect for the Cash Consideration in respect of such SABMiller Shares. Upon the UK Scheme becoming Effective, such person will receive Initial Newbelco Shares on behalf of such SABMiller Shareholder. In accordance with such person’s deemed Election for the Cash Consideration in respect of such SABMiller Shares, the Initial Newbelco Shares issued to such person in consideration for the transfer of such SABMiller Shares shall be tendered into the Belgian Offer by the Agent and the Cash Consideration shall be paid to such person in accordance with the terms of the Belgian Offer. An amount in cash equal to such Cash Consideration shall be paid to such SABMiller Shareholder by such person as soon as reasonably practicable after it receives such Cash Consideration.

35	SABMiller ADSs

AB InBev and SABMiller have put arrangements in place to allow holders of SABMiller ADSs to participate in the Transaction.

SABMiller ADS holders that do not withdraw the SABMiller Shares underlying their SABMiller ADSs will not be entitled to attend the SABMiller Meetings but may vote in the SABMiller Meetings by returning the ADS Voting Instruction Card (which will be provided to registered holders of SABMiller ADSs) to the SABMiller ADS Depositary or (if they hold their SABMiller ADSs indirectly) by instructing the bank, broker, financial institution or share plan administrator through which they hold their SABMiller ADSs to do so.

In addition, if SABMiller ADS holders surrender their SABMiller ADSs to the SABMiller ADS Depositary for cancellation and withdraw the SABMiller Shares underlying the SABMiller ADSs in sufficient time to be entered on the SABMiller Register of Members, they may attend and vote at the UK Scheme Court Meeting and at the SABMiller General Meeting. However, any withdrawal of SABMiller Shares underlying the SABMiller ADSs will result in the incurrence of cancellation fees, other expenses and any applicable taxes by the holder.

SABMiller ADS holders who wish to make an Election for the Partial Share Alternative must surrender their SABMiller ADSs to the SABMiller ADS Depositary, pay the SABMiller ADS Depositary’s cancellation fees and other expenses in accordance with the SABMiller ADS Deposit Agreement (and any applicable taxes), become holders of SABMiller Shares before the UK Scheme Record Time and make an Election in accordance with Part IV of this document prior to the end of the Acceptance Period. SABMiller ADS holders who wish to take such action must surrender their SABMiller ADSs at least five US Business Days before the UK Scheme Record Time to permit processing to be completed by the SABMiller ADS Depositary and its custodian. Those SABMiller ADS holders who hold their SABMiller ADSs indirectly must rely on the procedures of the bank, broker, financial institution, share plan administrator or other securities intermediary through which they hold their SABMiller ADSs, and should contact such intermediary to determine the date by which to instruct that intermediary to act so that the necessary processing can be completed in time.

The SABMiller ADS Depositary will be entitled to receive the Cash Consideration in respect of SABMiller Shares represented by SABMiller ADSs as at the UK Scheme Record Time, in its capacity as the registered holder of the Initial Newbelco Shares that it will have received in consideration for such SABMiller Shares. The SABMiller ADS Depositary will: (i) exchange the cash it receives pursuant to the Belgian Offer into US dollars; and (ii) distribute such cash (less any applicable fees and expenses under the SABMiller ADS Deposit Agreement) to the relevant SABMiller ADS holders in accordance with the SABMiller ADS Deposit Agreement. Under the terms of the SABMiller ADS Deposit Agreement, the SABMiller ADS Depositary will only distribute cash to SABMiller ADS holders holding physical depositary receipt forms on surrender of such forms.

Following Completion, AB InBev intends to terminate SABMiller’s ADR programme. SABMiller Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) who elect (or are deemed to elect) for the Partial Share Alternative will not be able to deposit the Restricted Newbelco Shares in an ADR facility or to hold or trade ADSs representing those Restricted Newbelco Shares.

36	Further information

AB InBev reserves the right to elect (with the consent of the Panel and subject to the Co-operation Agreement and the irrevocable undertakings described in paragraph 9 of Part VIII of this document) to implement the first step of the Transaction by way of a UK Offer and to otherwise change the Proposed Structure: (i) with the consent of the SABMiller Board; (ii) if a third party announces a firm intention to make an offer for SABMiller which is recommended by the SABMiller Board; or (iii) if the SABMiller Board otherwise withdraws its recommendation of the Transaction.

As stated in the Announcement, SABMiller has agreed to make an announcement if, from the date of the Announcement until Completion, it has issued or, prior to Completion, plans to issue borrowings that would be treated as equity for US tax purposes.

If the first step of the Transaction is effected by way of a UK Offer and such UK Offer becomes or is declared unconditional in all respects and sufficient acceptances are received, AB InBev intends to: (i) request that the London Stock Exchange and the UK Listing Authority cancel trading in SABMiller Shares on the London Stock Exchange’s main market for listed securities and the listing of the SABMiller Shares from the Official List; (ii) request that the JSE cancel the listing and trading of the SABMiller Shares on the main board of the Johannesburg Stock Exchange; (iii) request that the ADR programme in respect of SABMiller Shares be terminated; and (iv) exercise its rights to apply the provisions of Chapter 3 of Part 28 of the Companies Act to acquire compulsorily the remaining SABMiller Shares in respect of which the UK Offer has not been accepted.

Your attention is drawn to the Chairman’s Letter in Part I of this document and the full text of the UK Scheme which is set out in Part III of this document. Your attention is also drawn to the further information contained in this document which forms part of this Explanatory Statement and to the AB InBev Transaction Documents, for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible (available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com).

37	Action to be taken

37.1	Voting at the UK Scheme Court Meeting and the SABMiller General Meeting

The UK Scheme is subject to the satisfaction or waiver of the Conditions referred to in paragraph 27 of this Part II and set out in full in Part V of this document.

In order to become Effective, the UK Scheme must be approved by a majority in number of those holders of Scheme Shares as at the Voting Record Time (other than Altria and BEVCO (and their nominees, if any)) who are present and vote, either in person or by proxy, at the UK Scheme Court Meeting and who represent not less than 75% in value of all Scheme Shares voted by them. The UK Scheme also requires the sanction of the UK Court and the passing of the SABMiller Resolution, which requires the approval of at least 75% of the votes cast at the SABMiller General Meeting. The Scheme Shares held by Altria and BEVCO (and their nominees, if any) may be voted at the SABMiller General Meeting.

Notices convening the UK Scheme Court Meeting and the SABMiller General Meeting are set out in Part XI and Part XII of this document.

The UK Scheme Court Meeting and the SABMiller General Meeting will both be held at the Grosvenor House Hotel, 86-90 Park Lane, London, W1K 7TN, United Kingdom. The UK Scheme Court Meeting will be held at 9.00 a.m. on 28 September 2016 and the SABMiller General Meeting will be held at 9.15 a.m. on the same date (or, if later, as soon thereafter as the UK Scheme Court Meeting has concluded or been adjourned). Under the Companies Act, the UK Scheme is also subject to the sanction of the UK Court. If the UK Scheme becomes Effective, it will be binding on all Scheme Shareholders, including those who did not vote or who voted against it at either one or both of the SABMiller Meetings.

It is important that, for the UK Scheme Court Meeting in particular, as many votes as possible are cast so that the UK Court may be satisfied that there is a fair representation of shareholder opinion. Whether or not you intend to attend the UK Scheme Court Meeting and/or the SABMiller General Meeting, you are strongly encouraged to complete, sign and return both your Forms of Proxy in accordance with the instructions thereon, or to appoint a proxy electronically by one of the other methods mentioned below, as soon as possible.

The completion and return of a Form of Proxy, or the appointment of a proxy electronically in accordance with one of the methods set out below, will not prevent you from attending and voting in person at the UK Scheme Court Meeting, the SABMiller General Meeting or any adjournment thereof, if you so wish and are so entitled.

(a)	Instructions for SABMiller Shareholders registered on the UK Register holding certificated shares

(i)	Sending Forms of Proxy by post or by hand

SABMiller Shareholders will be sent a BLUE Form of Proxy for use in connection with the UK Scheme Court Meeting and a WHITE Form of Proxy for use in connection with the SABMiller General Meeting. Please complete, sign and return both Forms of Proxy in accordance with the instructions printed on them and return them as soon as possible and in any event so as to be received by the SABMiller UK Registrar by no later than the following times and dates:

•	BLUE Forms of Proxy for the UK Scheme Court Meeting by 9.00 a.m. UK time on 26 September 2016;

•	WHITE Forms of Proxy for the SABMiller General Meeting by 9.15 a.m. UK time on 26 September 2016; and

•	in the case of an adjournment of either SABMiller Meeting, not later than 48 hours before the time and date set for the adjourned SABMiller Meeting.

This will enable your votes to be counted at the SABMiller Meetings in the event of your absence.

SABMiller Shareholders registered on the UK Register should return their Forms of Proxy to the SABMiller UK Registrar at the following address: Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

Alternatively, BLUE Forms of Proxy (but NOT WHITE Forms of Proxy) may be handed to the SABMiller UK Registrar or the Chairman of the UK Scheme Court Meeting before the start of the UK Scheme Court Meeting at 9.00 a.m. on 28 September 2016. In the case of the SABMiller General Meeting, unless the WHITE Form of Proxy is returned by the time and date mentioned above, it will be invalid.

(ii)	Online Proxy Appointment

SABMiller Shareholders registered on the UK Register who prefer to do so may register their proxy appointment electronically through the website of the SABMiller UK Registrar, Equiniti, at www.sharevote.co.uk, where full instructions are given.

The Voting ID, Task ID and Shareholder Reference Number printed on the Forms of Proxy will be required to use this electronic proxy appointment system. Alternatively, SABMiller Shareholders registered on the UK Register who have already registered with the Equiniti online portfolio service, Shareview, can appoint their proxy electronically via their portfolio at www.shareview.co.uk. For an electronic proxy appointment to be valid, the appointment must be received by Equiniti no later than:

•	for the UK Scheme Court Meeting, by 9.00 a.m. UK time on 26 September 2016; and

•	for the SABMiller General Meeting by 9.15 a.m. UK time on 26 September 2016.

Please note that separate appointments of a proxy or proxies need to be made for the UK Scheme Court Meeting and the SABMiller General Meeting.

(b)	Instructions for SABMiller Shareholders holding uncertificated shares through CREST

(i)	CREST electronic proxy appointment service

SABMiller Shareholders who hold SABMiller Shares through CREST and who wish to appoint a proxy or proxies for the SABMiller Meetings or any adjournment(s) thereof by using the CREST electronic proxy appointment service may do so by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, to be valid, be transmitted so as to be received by Equiniti (ID is RA19) by 9.00 a.m. UK time on 26 September 2016 in the case of the UK Scheme Court Meeting or 9.15 a.m. UK time on 26 September 2016 in the case of the SABMiller General Meeting (or, in the case of an adjournment of either SABMiller Meeting, at least 48 hours prior to the date and time set for the adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the SABMiller UK Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the proxy through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of CREST by any particular time. CREST members and, where applicable, their CREST sponsor or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of CREST and timings.

SABMiller may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(ii)	Sending Forms of Proxy by post or by hand, or online proxy appointment

SABMiller Shareholders who hold SABMiller Shares through CREST may, as an alternative to using the CREST electronic proxy appointment service, appoint a proxy by completing and returning a BLUE Form of Proxy and a WHITE Form of Proxy, or electronically through the website of the SABMiller UK Registrar, Equiniti, at www.sharevote.co.uk, in each case in accordance with the instructions set out in paragraph (a) above.

(c)	Instructions for SABMiller Shareholders registered on the South African Register holding certificated shares

(i)	Sending Forms of Proxy by post or by hand

SABMiller Shareholders will be sent a BLUE Form of Proxy for use in connection with the UK Scheme Court Meeting and a WHITE Form of Proxy for use in connection with the SABMiller General Meeting. Please complete, sign and return both Forms of Proxy in accordance with the instructions printed on them and return them as soon as possible and in any event so as to be received by the SABMiller South African Registrar by no later than the following times and dates:

•	BLUE Forms of Proxy for the UK Scheme Court Meeting by 10.00 a.m. South African standard time on 26 September 2016;

•	WHITE Forms of Proxy for the SABMiller General Meeting by 10.15 a.m. South African standard time on 26 September 2016; and

•	in the case of an adjournment of either SABMiller Meeting, not later than 48 hours before the time and date set for the adjourned SABMiller Meeting.

This will enable your votes to be counted at the SABMiller Meetings in the event of your absence.

SABMiller Shareholders registered on the South African Register should return their Forms of Proxy to the SABMiller South African Registrar at the following address: Computershare Investor Services Proprietary Limited, PO Box 61763, Marshalltown, 2107 (physical address: 70 Marshall Street, Johannesburg 2001).

Alternatively, BLUE Forms of Proxy (but NOT WHITE Forms of Proxy) may be handed to the SABMiller UK Registrar or the Chairman of the UK Scheme Court Meeting before the start of the UK Scheme Court Meeting at 9.00 a.m. (UK time) on 28 September 2016. In the case of the SABMiller General Meeting, unless the WHITE Form of Proxy is returned by the time and date mentioned above, it will be invalid.

(ii)	Online Proxy Appointment

SABMiller Shareholders registered on the South African Register with an e-mail address on record may use the link to an online voting form and security pin that will be e-mailed to them by the SABMiller South African Registrar, Computershare.

For an electronic proxy appointment to be valid, the appointment must be received by Computershare no later than:

•	for the UK Scheme Court Meeting, by 10.00 a.m. South African standard time on 26 September 2016; and

•	for the SABMiller General Meeting by 10.15 a.m. South African standard time on 26 September 2016.

Please note that separate appointments of a proxy or proxies need to be made for the UK Scheme Court Meeting and the SABMiller General Meeting.

(d)	Instructions for Underlying Shareholders holding uncertificated shares in the STRATE system

Underlying Shareholders who hold SABMiller Shares in uncertificated form in the STRATE system and who wish to appoint a proxy or proxies for the SABMiller Meetings or any adjournments thereof, should, in a timely manner, provide their CSDP or broker with their voting instructions in accordance with the terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker. The SA Voting Instruction Form may be used for this purpose. Underlying Shareholders who wish to attend the meeting in person should, in a timely manner, contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated by the terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker.

(e)	Instructions for holders of SABMiller ADSs

Registered holders of SABMiller ADSs will be provided with an ADS Voting Instruction Card for use in connection with the UK Scheme Court Meeting and the SABMiller General Meeting. Please complete and sign the ADS Voting Instruction Card in accordance with the instructions printed on it and return it by post to the SABMiller ADS Depositary as soon as possible and, in any event, no later than 12.00 p.m. (New York time) on 26 September 2016.

If you hold your SABMiller ADSs indirectly, you must rely on the procedures of the bank, broker, financial institution or share plan administrator through which you hold your SABMiller ADSs if you wish to provide voting instructions.

Further information for SABMiller ADS holders is set out in paragraph 35 of this Part II.

37.2	Making an Election for the Cash Consideration or the Partial Share Alternative

Information on the action to be taken by SABMiller Shareholders in order to make an Election for the Cash Consideration or Partial Share Alternative is set out at Part IV of this document.

You should also refer to paragraphs 12 and 13 of this Part II for further details of the Partial Share Alternative and on the restrictions on the availability of the Partial Share Alternative and/or the holding of Restricted Newbelco Shares.

37.3	Participants in SABMiller Share Plans

Participants in the SABMiller Share Plans will be contacted separately on or shortly after the date of this document to inform them of the effect of the UK Scheme on their rights under the SABMiller Share Plans. For further details, please refer to paragraph 14 of this Part II.

37.4	Overseas Shareholders

Please refer to paragraph 34 of this Part II if you are an Overseas Shareholder.

37.5	Shareholder Helpline

If you have any questions relating to completion and return of the Forms of Proxy or the GREEN Form of Election, please contact the relevant SABMiller Registrar on:

•	for SABMiller Shareholders registered on the UK Register: 0333 207 6385 (or +44 121 415 0954 if calling from outside the UK). Calls are charged at local rates if calling from within the United Kingdom. Calls from outside the United Kingdom will be charged at international rates. Different charges may apply to calls made from mobile telephones. Lines are open between 8.30 a.m. and 5.30 p.m. (London time) Monday to Friday (excluding English and Welsh public holidays); and

•	for SABMiller Shareholders registered on the South African Register: 086 1100634 (or +27 11 870 8216 if calling from outside South Africa). Calls to the South African Shareholder Helpline from within South Africa will depend on the telephone or mobile network used by the caller. Calls from outside South Africa will be charged at international rates. Different charges may apply to calls made from mobile telephones. Lines are open between 8.00 a.m. and 5.00 p.m. (South African standard time) Monday to Friday (except South African public holidays).

Please note that calls may be monitored and/or recorded, and no advice on the proposals can be given.

Simon Robey and Simon Warshaw

For and on behalf of

Robey Warshaw LLP

John Muncey

For and on behalf of

J.P. Morgan Limited

Henry Stewart

For and on behalf of

Morgan Stanley & Co. International plc

Gilberto Pozzi

For and on behalf of

Goldman Sachs International

James Hartop

For and on behalf of

Centerview Partners UK LLP

Part III

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	CR-2016-004895

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF SABMILLER PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT

(under Part 26 of the Companies Act 2006)

BETWEEN

SABMILLER PLC

AND

ITS

SCHEME SHAREHOLDERS

(as hereinafter defined)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“AB InBev”	Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

“AB InBev Group”	AB InBev and its subsidiaries and subsidiary undertakings from time to time

“AB InBev Shares”	AB InBev ordinary shares

“Acceptance Period”	from 9.00 a.m. Brussels time to 7.00 p.m. Brussels time on 7 October 2016 (or such other date and time after the Scheme Effective Time as AB InBev may, with the Company’s consent, determine and which is announced through a Regulatory Information Service)

“Act”	the Companies Act 2006, as amended from time to time

“Agent”	BNP Paribas SA, London Branch

“Altria”	Altria Group, Inc.

“Belgian Merger”	the merger of AB InBev into Newbelco through a merger by the absorption of AB InBev under the Belgian Law of 7 May 1999, setting out the Belgian Companies Code, pursuant to which the shareholders of AB InBev will become shareholders of Newbelco and Newbelco will be the surviving entity and the holding company for the combined group

“Belgian Offer”	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids

“BEVCO”	BEVCO Ltd.

“Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in each of London, Brussels, Johannesburg and New York

“Cash Consideration”	the cash proceeds to be received by Scheme Shareholders who do not elect (and are not deemed to elect) for the Partial Share Alternative under and subject to the terms of the Transaction

“certificated” or “in certificated form”	not in uncertificated form (that is, not in CREST or the STRATE system)

“Company”	SABMiller plc, incorporated in England and Wales with registered number 03528416

“Completion”	completion of the Belgian Merger (which will not occur until after: (i) this Scheme has become effective; and (ii) the subsequent closing of the Belgian Offer)

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of holders of Scheme Shares (other than Altria and BEVCO, and any entity holding Scheme Shares on behalf of Altria and BEVCO to the extent of such holding) convened pursuant to section 896 of the Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Uncertificated Securities Regulations 2001 (as amended)

“CSDP”	central securities depository participant, a participant as defined in the South African Financial Markets Act, 19 of 2012 (as amended)

“Election”	an election made for the Cash Consideration or the Partial Share Alternative, including both an Electronic Election and an election made by the Form of Election, and (where the context so requires) an election deemed to have been made pursuant to the terms of this Scheme

“Electronic Election”	an election made, in accordance with Clause 3, for the Cash Consideration or the Partial Share Alternative by a Scheme Shareholder who holds Scheme Shares in uncertificated form

“Euroclear”	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738

“Excluded Shares”	any SABMiller Shares which are held by the Company in treasury

“Form of Election”	the form of election relating to the Cash Consideration and the Partial Share Alternative sent to holders of Scheme Shares in certificated form

“holder”	a registered holder

“Initial Newbelco Shares”	ordinary shares in the capital of Newbelco to be issued to Scheme Shareholders pursuant to the terms of this Scheme

“Listing Rules”	the rules and regulations made by the UK Listing Authority under Part VI of the Financial Services and Markets Act 2000, as amended from time to time

“Newbelco”	Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

“Newbelco Articles”	the articles of association of Newbelco, to be adopted by the Newbelco general meeting expected to be held around the date of the Court Meeting, of which the main terms are summarised in Appendix V of the Scheme Circular

“Nominee Shareholder”	a Scheme Shareholder that holds Scheme Shares in a business or professional capacity for and on behalf of one or more persons

“Partial Share Alternative”	the alternative whereby Scheme Shareholders (other than Restricted Overseas Shareholders) may elect (or be deemed to elect) to receive Restricted Newbelco Shares and cash, instead of the Cash Consideration, under and subject to the terms of the Transaction

“Permitted Dividend”	any dividend announced, declared or paid by the Company, in each case in the ordinary course (including on usual biannual declaration, record and payment dates), in respect of any completed six-month period ending 30 September or 31 March prior to Completion, provided that:

(a) any such dividend shall not exceed:

(i) US$0.2825 per SABMiller Share for the six-month period ended 30 September 2015;

(ii) US$0.9375 per SABMiller Share for the six-month period ended 31 March 2016 (with the sum of (i) and (ii) not to exceed US$1.22 per SABMiller Share);

(iii) in respect of any subsequent six-month period ending 30 September, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by the Company for the relevant six-month period) as compared to the ratio for the six-month period ended 30 September 2015; and

(iv) in respect of any subsequent six-month period ending 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller Share to adjusted earnings per SABMiller Share (as reported by the Company for the relevant six-month period) as compared to the ratio for the six-month period ended 31 March 2016;

(b) any relevant general meeting to declare any such dividend for the period ending on 31 March in any year shall not be held prior to 21 July in that year;

(c) the record date for any such dividend shall be set no earlier than 25 November (in the case of a dividend for the period ending on 30 September in any year) or 5 August (in the case of a dividend for the period ending on 31 March in any year);

(d) the payment date for any such dividend shall be set no earlier than 2 December (in the case of a dividend for the period ending on 30 September in any year) or 12 August (in the case of a dividend for the period ending on 31 March in any year); and

(e) the resolution at the relevant general meeting or board meeting in respect of any such dividend shall provide that the dividend shall be payable on the relevant payment date only if the Scheme Effective Time has not occurred prior to that date

“Post Scheme Sanction Conditions”	Conditions (a)(iv), (a)(v), (b)(ii), (b)(iii), (b)(iv), (c)(iii), (c)(iv) and (c)(v) as set out in Part (A) of Part V of the Scheme Circular

“Proposed Structure”	the proposed structure of the Transaction as described in paragraph 1 of Part II of the Scheme Circular

“Reclassification and Consolidation”	the automatic reclassification and consolidation of any Initial Newbelco Shares which are retained after closing of the Belgian Offer by Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative on the basis of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of Restricted Newbelco Shares), upon the passing of the notarial deed acknowledging closing of the Belgian Offer

“Regulatory Information Service”	has the meaning given in the Listing Rules

“Restricted Newbelco Shares”	restricted shares in the capital of Newbelco, which will come into existence as a result of the Reclassification and Consolidation

“Restricted Overseas Shareholder”	a Scheme Shareholder whom AB InBev requires the Company to treat as a Restricted Overseas Shareholder pursuant to Clause 4.1

“SABMiller Registrars”	the SABMiller UK Registrar and/or the SABMiller South African Registrar

“SABMiller Shares”	ordinary shares of US$0.10 each in the capital of the Company

“SABMiller South African Registrar”	Computershare Investor Services Proprietary Limited, the registrars of the Company in South Africa

“SABMiller UK Registrar”	Equiniti Limited, the registrars of the Company in the United Kingdom

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and AB InBev

“Scheme Circular”	the circular to the holders of Scheme Shares of which this Scheme forms part

“Scheme Effective Time”	the time and date at which this Scheme becomes effective in accordance with Clause 10.1

“Scheme Record Time”	6.00 p.m. on the date of the hearing to sanction this Scheme

“Scheme Shareholder”	a holder of Scheme Shares at the Scheme Record Time

“Scheme Shares”	(a) the SABMiller Shares in issue at the date of this Scheme;

(b) any SABMiller Shares issued after the date of this Scheme and prior to the Voting Record Time; and

(c) any SABMiller Shares issued at or after the Voting Record Time and prior to the Scheme Record Time on terms that the holder thereof shall be bound by this Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by this Scheme, and in each case remaining in issue at the Scheme Record Time, but excluding any Excluded Shares in issue at the Scheme Record Time

“South Africa”	the Republic of South Africa

“STRATE”	Strate Proprietary Limited, a private company incorporated in accordance with the laws of South Africa under registration number 1998/022242/07, being a registered central security depositary in terms of the South African Financial Markets Act, 19 of 2012 (as amended), and which manages the electronic clearing and settlement system for transactions that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

“STRATE system”	the system for electronic clearing and settlement and holding of uncertificated securities operated by STRATE for dealings that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

“subsidiary” and “subsidiary undertaking”	have the meanings given in the Act

“Transaction”	the proposed acquisition of the entire issued and to be issued share capital of the Company by AB InBev through Newbelco, to be effected by the Proposed Structure

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Registrar of Companies”	the Registrar of Companies in England and Wales

“uncertificated” or “in uncertificated form”	recorded on the relevant register as being held in uncertificated form in CREST or the STRATE system and title to or interests in which may be transferred by means of CREST or the STRATE system, respectively; and all references in this Scheme to the holding of Scheme Shares (in uncertificated form) in the STRATE system mean the holding of interests in Scheme Shares as reflected in the STRATE system

“Underlying Shareholder”	(a) in respect of Scheme Shares held outside of the STRATE system by a Nominee Shareholder, the person on whose behalf the Nominee Shareholder is holding such Scheme Shares; and

(b) in respect of Scheme Shares held in the STRATE system, the person on whose behalf the relevant CSDP is holding such Scheme Shares,

in each case irrespective of whether or not such person holds or may hold the beneficial interest in the relevant Scheme Shares

“US Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in New York

“Voting Record Time”	6.30 p.m. on the day which is two days prior to the date of the Court Meeting or, if the Court Meeting is adjourned, 6.30 p.m. on the day which is two days prior to the date of such adjourned meeting

References to Clauses are to clauses of this Scheme, and, unless provided otherwise, references to time are to London time.

(B)	The issued share capital of the Company as at the close of business on 22 August 2016 (being the latest practicable date prior to the date of this Scheme) was US$168,133,032.80 and £50,000 divided into 1,681,330,328 ordinary shares of US$0.10 each and 50,000 deferred shares of £1 each, all of which were credited as fully paid and 57,239,988 of which ordinary shares were held in treasury. The 50,000 deferred shares are expected to be repurchased by the Company prior to the Scheme Record Time and held in treasury. It is intended that any ordinary shares remaining in treasury will be cancelled by the Company prior to the Scheme Record Time.

(C)	As at the close of business on 22 August 2016 (being the latest practicable date prior to the date of this Scheme), no ordinary shares were registered in the name of or beneficially owned by Newbelco or AB InBev or other members of the AB InBev Group.

(D)

Pursuant to the Scheme, the Belgian Offer and the Belgian Merger, it is proposed that Newbelco will become the holder of the entire issued and to be issued ordinary share capital of the Company, as well as all of the assets and liabilities of AB InBev at Completion; and the holders of AB InBev Shares, together with those Scheme

Shareholders who will hold Restricted Newbelco Shares pursuant to the Partial Share Alternative, will become the sole shareholders of Newbelco upon Completion.

(E)	Newbelco has agreed to appear by counsel at the hearing to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by Clauses 1, 2, 3 (insofar as Clause 3 relates to the Reclassification and Consolidation), 5 (other than Clause 5.3), 7, 8, 10, 11 and 12 of this Scheme and to undertake to the Court to execute and do or procure to be executed and done all such documents, acts and things as are legally necessary to be executed or done by it for the purpose of giving effect to this Scheme, the Belgian Offer and the Belgian Merger, and to take the steps legally necessary on its part to satisfy the Post Scheme Sanction Conditions.

(F)	AB InBev has agreed to appear by counsel at the hearing to sanction this Scheme and: (i) to submit to be bound by and to undertake to the Court to be bound by this Scheme and to undertake to the Court to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme, the Belgian Offer and the Belgian Merger; (ii) to undertake to the Court to make the Belgian Offer and to take the steps necessary to implement the Belgian Offer and the Belgian Merger, subject only to this Scheme becoming effective; (iii) to undertake to the Court to satisfy any conditions to the Belgian Offer or the Belgian Merger that remain outstanding after this Scheme becomes effective; and (iv) to undertake to the Court not to amend the terms and conditions of the Belgian Offer except as agreed with the Company (such undertaking to become an undertaking of Newbelco by automatic operation of Belgian law upon Completion).

(G)	The Agent has agreed to appear by counsel at the hearing to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by Clauses 3, 4, 10, 11 and 12 of this Scheme and to undertake to the Court to execute and do or procure to be executed and done all such documents, acts and things as may be legally necessary to be executed or done by it for the purpose of giving effect to this Scheme, including tendering the Initial Newbelco Shares into the Belgian Offer on behalf of the Scheme Shareholders to the extent required by the Elections, or deemed Elections, of Scheme Shareholders and the terms of this Scheme.

(H)	Altria has agreed to appear, and has agreed to procure that any other entity holding Scheme Shares on its behalf will appear, by counsel at the hearing to sanction this Scheme and to undertake to the Court to be bound by this Scheme in its capacity as a holder of Scheme Shares.

(I)	BEVCO has agreed to appear, and has agreed to procure that any other person holding Scheme Shares on its behalf will appear, by counsel at the hearing to sanction this Scheme and to undertake to the Court to be bound by this Scheme in its capacity as a holder of Scheme Shares.

THE SCHEME

1	Transfer of the Scheme Shares

1.1	At the Scheme Effective Time, Newbelco shall acquire all of the Scheme Shares fully paid, with full title guarantee, free from all liens, equities, charges, encumbrances, options, rights of pre-emption and any other third party rights or other interests, and together with all rights attached thereto, including voting rights and the right to receive all dividends and other distributions announced, declared, paid or made by the Company by reference to a record date on or after the Scheme Effective Time, other than any Permitted Dividend.

1.2	For the purposes of such acquisition, the Scheme Shares shall be transferred to Newbelco and such transfer shall be effected by means of one or more forms of transfer or other instruments or instructions of transfer and any person or persons may be appointed by the Company as attorney or attorneys and shall be authorised as such attorney or attorneys on behalf of the holder concerned to execute and deliver as transferor any such form of transfer or other instrument or instruction of transfer of such Scheme Shares and every form, instrument or instruction of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

2	Consideration for the transfer of the Scheme Shares

2.1	In consideration for the transfer of the Scheme Shares, Newbelco shall issue Initial Newbelco Shares to each Scheme Shareholder on the following basis:

For each Scheme Share held by the Scheme 100 Initial Newbelco Shares

Shareholder at the Scheme Record Time:

2.2	The Initial Newbelco Shares issued pursuant to Clause 2.1 shall be issued credited as fully paid and shall be entitled to all dividends and other distributions declared, paid or made by Newbelco by reference to a record date on or after the Scheme Effective Time.

2.3	No Scheme Shareholder shall be entitled to transfer any Initial Newbelco Share for a period of 72 hours after the issue of Initial Newbelco Shares to Scheme Shareholders pursuant to Clause 2.1, other than pursuant to the Belgian Offer.

3	Elections in relation to the Cash Consideration and the Partial Share Alternative

3.1	Subject to the remaining provisions of this Clause 3 and to Clause 4, and to the terms and conditions of the Belgian Offer as set out in Part IX of the Scheme Circular, each Scheme Shareholder may make an Election for either:

3.1.1	the Cash Consideration, being cash proceeds of £45.00 in respect of each Scheme Share held by such Scheme Shareholder at the Scheme Record Time (reflecting cash consideration of £0.45 for each Initial Newbelco Share issued pursuant to Clause 2.1 and tendered into the Belgian Offer); or

3.1.2	the Partial Share Alternative, being cash proceeds of £4.6588 and 0.483969 Restricted Newbelco Shares in respect of each Scheme Share held by such Scheme Shareholder at the Scheme Record Time (reflecting cash consideration of £0.45 for each Initial Newbelco Share issued pursuant to Clause 2.1 and tendered into the Belgian Offer, and 0.00483969 Restricted Newbelco Shares for each Initial Newbelco Share issued pursuant to Clause 2.1).

3.2	The Partial Share Alternative shall not be available to Restricted Overseas Shareholders, who shall be treated in accordance with Clause 4. Any purported Election for the Partial Share Alternative by a Restricted Overseas Shareholder shall be void.

3.3	Subject to Clause 3.4, a Scheme Shareholder may only make an Election for the Partial Share Alternative in respect of such Scheme Shareholder’s entire holding of Scheme Shares. Subject to Clause 3.4, any purported Election for the Partial Share Alternative or the Cash Consideration in relation to part only of a Scheme Shareholder’s holding of Scheme Shares shall be invalid, and such Scheme Shareholder shall be deemed (subject to Clause 3.5) to have elected to receive the Cash Consideration in relation to their entire holding of Scheme Shares.

3.4	A Nominee Shareholder who holds Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided that:

3.4.1	a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of Scheme Shares which it holds on behalf of an Underlying Shareholder if such Election:

(a)	is in accordance with the instructions communicated to it by the Underlying Shareholder on whose behalf it holds such Scheme Shares; and

(b)	is in respect of all of the Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder as at the date of such Election;

3.4.2	by making an Election for the Partial Share Alternative, a Nominee Shareholder represents and warrants to AB InBev that:

(a)	it is a Nominee Shareholder;

(b)	such Election is being made in accordance with the instructions communicated to it by the relevant Underlying Shareholder(s); and

(c)	the Scheme Shares in respect of which it is making such Election constitute, in respect of each Underlying Shareholder on whose behalf it holds such Scheme Shares, all of the Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder as at the date of such Election; and

3.4.3	AB InBev reserves the right (acting reasonably):

(a)	to reject any purported Election for the Partial Share Alternative by a Nominee Shareholder which it has reasonable grounds to believe is made in relation to fewer than all of the Scheme Shares held by such Nominee Shareholder on behalf of an Underlying Shareholder; and

(b)	to reject any purported Election for the Partial Share Alternative by a Nominee Shareholder which it has reasonable grounds to believe is not made in accordance with the terms of this Clause 3 and, in order to decide whether to do so, shall have the right (in its entire discretion) to seek further information or confirmations from any Nominee Shareholder to support the representations and warranties provided by such Nominee Shareholder pursuant to Clause 3.4.2, and where any purported Election for the Partial Share Alternative is rejected pursuant to this Clause 3.4.3, the relevant Nominee Shareholder shall be deemed (subject to Clause 3.5) to have elected to receive the Cash Consideration in relation to all of the Scheme Shares held by it on behalf of such Underlying Shareholder.

3.5	Any purported Election by a Scheme Shareholder for the Cash Consideration shall be invalid, and no such Election shall be deemed under Clauses 3.3, 3.4, 3.8, 3.10 or 3.22, if such Scheme Shareholder (or the relevant Underlying Shareholder) has given a contractual undertaking to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) shall be deemed to have elected for the Partial Share Alternative in respect of the Scheme Shares to be elected for the Partial Share Alternative under the terms of such contractual undertaking.

3.6	Each Scheme Shareholder, in respect of all Initial Newbelco Shares issued to such Scheme Shareholder under this Scheme, irrevocably appoints the Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election), the provisions of this Clause 3 and of Clause 4, and the terms and conditions of the Belgian Offer as set out in Part IX of the Scheme Circular.

3.7	Scheme Shareholders (other than Nominee Shareholders) who validly elect for the Cash Consideration appoint the Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

3.8	Scheme Shareholders (other than Nominee Shareholders) who:

3.8.1	do not validly elect for the Partial Share Alternative;

3.8.2	do not make a valid Election; or

3.8.3	do not make any Election at all,

are deemed (unless Clause 3.5 applies to them) to have elected for the Cash Consideration and appoint the Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

3.9	Nominee Shareholders, to the extent that they validly elect for the Cash Consideration in respect of all or part of their holding of Scheme Shares, appoint the Agent in respect of all Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such Scheme Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

3.10	Nominee Shareholders, to the extent that they:

3.10.1	do not validly elect for the Partial Share Alternative;

3.10.2	do not make a valid Election; or

3.10.3	do not make any Election at all,

in respect of all or part of their holding of Scheme Shares are deemed (unless Clause 3.5 applies to them) to have elected for the Cash Consideration and appoint the Agent in respect of all Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such Scheme Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

3.11	Scheme Shareholders (other than Nominee Shareholders) who:

3.11.1	validly elect for the Partial Share Alternative; or

3.11.2	are deemed to elect for the Partial Share Alternative pursuant to Clause 3.5,

appoint the Agent to tender such number of their Initial Newbelco Shares into the Belgian Offer as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (as set out in Clause 3.13.3, and taking into account any pro rata scaling back, rounding and adjustments required pursuant to Clauses 3.16, 3.17, 3.18 and 3.19) in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares to be retained by the relevant Scheme Shareholders (having become Newbelco Shareholders as a result of the Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the Reclassification and Consolidation.

3.12	Nominee Shareholders, to the extent that they:

3.12.1	validly elect for the Partial Share Alternative; or

3.12.2	are deemed to elect for the Partial Share Alternative pursuant to Clause 3.5,

in respect of all or part of their holding of Scheme Shares, appoint the Agent in respect of the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such Scheme Shares to tender into the Belgian Offer such number of Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (as set out in Clause 3.13.4, and taking into account any pro rata scaling back, rounding and adjustments required pursuant to Clauses 3.16, 3.17, 3.18 and 3.19) in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of the relevant Scheme Shares to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the Reclassification and Consolidation.

3.13	In order to give effect to Clauses 3.6 to 3.12, the Agent shall, in each case in accordance with the terms and conditions of the Belgian Offer set out in Part IX of the Scheme Circular:

3.13.1	on behalf of Scheme Shareholders (in their capacity as Newbelco Shareholders) to whom Clause 3.7 or Clause 3.8 applies, tender into the Belgian Offer all of the Initial Newbelco Shares issued to each such Scheme Shareholder;

3.13.2	on behalf of Nominee Shareholders (in their capacity as Newbelco Shareholders) to whom Clause 3.9 or Clause 3.10 applies, tender into the Belgian Offer all of the Initial Newbelco Shares issued to each such Nominee Shareholder in consideration for the transfer of Scheme Shares in respect of which it has made a valid Election, or is deemed to have elected, for the Cash Consideration;

3.13.3	on behalf of Scheme Shareholders (in their capacity as Newbelco Shareholders) to whom Clause 3.11 applies, tender into the Belgian Offer the number of Initial Newbelco Shares held by each such Scheme Shareholder equal to:

(a)	the total number of Initial Newbelco Shares issued to such Scheme Shareholder,

minus

(b)	the number of Initial Newbelco Shares that will be retained by such Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares, which shall be calculated by:

(i)	first multiplying 0.483969 by the number of Scheme Shares in respect of which such Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, taking into account any pro rata scaling back and adjustments required pursuant to Clauses 3.17, 3.18 and 3.19 and then rounding the resulting number down in accordance with Clause 3.16; and secondly multiplying the answer by 185.233168056448; and

(ii)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number;

3.13.4	on behalf of Nominee Shareholders (in their capacity as Newbelco Shareholders) to whom Clause 3.12 applies, tender into the Belgian Offer the number of Initial Newbelco Shares held by each such Nominee Shareholder equal to:

(a)	the total number of Initial Newbelco Shares issued to such Nominee Shareholder in consideration for the transfer of Scheme Shares in respect of which it has made a valid Election, or is deemed to have elected, for the Partial Share Alternative, minus

(b)	the number of Initial Newbelco Shares that will be retained by such Nominee Shareholder to be reclassified and consolidated into Restricted Newbelco Shares, which shall be calculated by:

(i)	first multiplying 0.483969 by the number of Scheme Shares in respect of which such Nominee Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, taking into account any pro rata scaling back and adjustments required pursuant to Clauses 3.17, 3.18 and 3.19 and then rounding the resulting number down in accordance with Clause 3.16; and secondly multiplying the answer by 185.233168056448; and

(ii)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

3.14

The Agent shall be authorised to execute any documentation, including a form or forms of transfer or other instrument or instruction of transfer, and to give such instructions and to do all other things which the Company may consider necessary or expedient for the purpose of giving effect to Elections, or deemed Elections, pursuant to this Scheme and tendering the Initial Newbelco Shares into the Belgian Offer on behalf of the Scheme

Shareholders (in their capacity as Newbelco Shareholders) to the extent required by the Elections, or deemed Elections, of Scheme Shareholders and the terms of this Scheme; provided that, since the Belgian Offer will be open for one day only, the Agent shall only be able to respond to the Belgian Offer on behalf of Scheme Shareholders (in their capacity as Newbelco Shareholders) on that day.

3.15	Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, are deemed to acknowledge, and shall be bound by, the Reclassification and Consolidation, and shall be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger, in respect of all of their Restricted Newbelco Shares.

3.16	The Initial Newbelco Shares shall not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, shall have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares.

3.17	Minor adjustments to the entitlements of Scheme Shareholders pursuant to Elections for the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of the Company and AB InBev on such terms as the Company and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to rounding pursuant to Clause 3.16 and scaling back pursuant to Clause 3.19) pursuant to the Elections, and deemed Elections, for the Partial Share Alternative as nearly as may be practicable. Such adjustments shall be final and binding on all Scheme Shareholders.

3.18	If any dividend or other distribution is announced, declared, made or paid by the Company in respect of the SABMiller Shares on or after 11 November 2015 and prior to the Scheme Effective Time, other than a Permitted Dividend, or which is in excess of the amount of any Permitted Dividend:

3.18.1	in accordance with and subject to paragraph 3.5 (Value Reduction) of the terms and conditions of the Belgian Offer as set out in Part IX of the Scheme Circular, AB InBev shall reduce the cash due to Scheme Shareholders pursuant to the Belgian Offer (in respect of the Cash Consideration and the cash element of the Partial Share Alternative); and

3.18.2	Newbelco shall reduce the number of Restricted Newbelco Shares into which the Initial Newbelco Shares will be converted pursuant to the Reclassification and Consolidation,

in each case by reference to the amount of any such excess in the case of a dividend or other distribution in excess of the amount of any Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of any such reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. on the same date).

3.19	The Partial Share Alternative shall be limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash. To the extent that Elections, or deemed Elections (pursuant to Clause 3.5), for the Partial Share Alternative, in aggregate, exceed this limit:

3.19.1	the number of Scheme Shares in respect of which a Scheme Shareholder has made an Election, or deemed Election, for the Partial Share Alternative shall be scaled back pro rata in proportion to the total number of Scheme Shares in respect of which the Election, or deemed Election, is made (or as near thereto as AB InBev in its absolute discretion considers practicable); and

3.19.2	the balance of the Scheme Shares the subject of such Elections, or deemed Elections, for the Partial Share Alternative shall be deemed to be Scheme Shares in respect of which an Election for the Cash Consideration has been made.

3.20

Nominee Shareholders are responsible for ensuring that Elections made by them are consistent with the instructions they have received from the relevant Underlying Shareholder(s) and are validly completed. None of the Company, AB InBev, Newbelco, or the Agent shall: (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholder(s) or is validly completed by the Nominee Shareholder; or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid, or is not made in accordance with the instructions received from the relevant Underlying Shareholder. In accordance with the terms and conditions of the Belgian Offer as set out in Part IX of the Scheme Circular: (i) cash due to Scheme

Shareholders under the terms of the Belgian Offer shall not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly; (ii) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer shall be a complete discharge of AB InBev’s payment obligations; and (iii) none of the Company, AB InBev, Newbelco, or the Agent shall have any obligation in relation to the application of the monies paid to a Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares shall be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares shall be held by) Nominee Shareholders, rather than Underlying Shareholders, and none of the Company, AB InBev, Newbelco, or the Agent shall have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

3.21	Each Election by a holder of Scheme Shares in certificated form shall be made by completion of the Form of Election which shall be executed by the Scheme Shareholder or their duly authorised agent (or, in the case of a body corporate, executed by an authorised representative). Scheme Shareholders who hold their Scheme Shares in uncertificated form immediately prior to the Scheme Record Time shall make any such Election by way of an Electronic Election. To be effective, the Form of Election must be completed and returned in accordance with the instructions printed thereon so as to arrive at the offices of the relevant SABMiller Registrars by no later than the end of the Acceptance Period. To be effective, an Electronic Election must be made and received by the relevant SABMiller Registrars by no later than the end of the Acceptance Period.

3.22	If the Form of Election or an Electronic Election is received by the relevant SABMiller Registrars after the end of the Acceptance Period or if the Form of Election or an Electronic Election is received by the relevant SABMiller Registrars before such time but is not, or is deemed not to be, valid or complete in all respects at such time, then such Election shall be void and the applicable Scheme Shareholders shall be deemed (subject to Clause 3.5) to have elected for the Cash Consideration and to have appointed the Agent to tender all of their Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

3.23	Upon execution and delivery by a Scheme Shareholder of a valid Form of Election or the making of a valid Electronic Election, such Scheme Shareholder shall be bound by the terms and provisions contained in the Form of Election or the Electronic Election (as the case may be) and by the terms and conditions of the Belgian Offer as set out in Part IX of the Scheme Circular. Scheme Shareholders who validly elect, or are deemed to elect, for the Partial Share Alternative shall also be deemed in respect of all of their Restricted Newbelco Shares to agree to Newbelco and AB InBev entering into the Belgian Merger.

3.24	A Form of Election duly completed and delivered, or an Electronic Election made, in accordance with Clause 3.21 may be withdrawn by notice to the relevant SABMiller Registrars in writing to be received by the end of the Acceptance Period.

3.25	If a Scheme Shareholder delivers more than one Form of Election, and there is any inconsistency between such Forms of Election, the last Form of Election which is delivered by the end of the Acceptance Period shall prevail over any earlier Form of Election. The delivery time for a Form of Election shall be determined on the basis of which Form of Election is last sent or, if the Company is unable to determine which is last sent, is last received. Forms of Election which are sent in the same envelope shall be treated for these purposes as having been sent and received at the same time, and, in the case of an inconsistency between such Forms of Election, none of them shall be treated as valid (unless the Company and AB InBev otherwise determine in their absolute discretion).

3.26	If a Scheme Shareholder (other than a Nominee Shareholder) has made (or is deemed to have made) an Election in respect of all of its holding of Scheme Shares, then:

3.26.1	the validity of the Election shall not be affected by any alteration in the number of Scheme Shares held by the Scheme Shareholder at any time prior to the Scheme Record Time; and

3.26.2	accordingly, the Election shall apply in respect of all of the Scheme Shares which the Scheme Shareholder holds at the Scheme Record Time.

3.27	If a Nominee Shareholder has made (or is deemed to have made) an Election for the Cash Consideration in respect of all of its holding of Scheme Shares, then:

3.27.1	the validity of the Election shall not be affected by any alteration in the number of Scheme Shares held by the Nominee Shareholder at any time prior to the Scheme Record Time; and

3.27.2	accordingly, the Election shall apply in respect of all of the Scheme Shares which the Nominee Shareholder holds at the Scheme Record Time.

3.28	If a Nominee Shareholder has made (or is deemed to have made) an Election for a mixture of the Cash Consideration and the Partial Share Alternative, or an Election for the Partial Share Alternative in respect of all of its holding of Scheme Shares, then:

3.28.1	if at the Scheme Record Time the total number of Scheme Shares held by the Nominee Shareholder exceeds the number of Scheme Shares in respect of which such Nominee Shareholder has made (or is deemed to have made) a valid Election for the Partial Share Alternative and (if applicable) has made a valid Election for the Cash Consideration, such Nominee Shareholder shall be treated as having made an Election for the Cash Consideration in respect of such excess Scheme Shares; or

3.28.2	if at the Scheme Record Time the total number of Scheme Shares held by the Nominee Shareholder is less than the number of Scheme Shares in respect of which such Nominee Shareholder has made (or is deemed to have made) a valid Election for the Partial Share Alternative and (if applicable) has made a valid Election for the Cash Consideration, the reduction in such Nominee Shareholder’s holding shall be treated first as a reduction in the number of Scheme Shares in respect of which it has made (or is deemed to have made) an Election for the Partial Share Alternative and second (if applicable) as a reduction in the number of Scheme Shares in respect of which it has made an Election for the Cash Consideration.

3.29	An Election may only be made by a Nominee Shareholder in respect of a whole number of Scheme Shares. Any Election which is made by a Nominee Shareholder in respect of a number of Scheme Shares which is not a whole number shall be deemed to be made in respect of the nearest whole number of Scheme Shares when rounded down.

3.30	To the extent AB InBev may, or is required to, exercise its discretion or make any determination in relation to any purported Election, including whether to reject any purported Election, in accordance with the provisions of this Clause 3 and Clause 4, it will confirm such exercise or determination to the Agent and the SABMiller Registrars by no later than the end of the Acceptance Period (or as soon as possible thereafter), in order to allow the SABMiller Registrars and the Agent to determine valid Elections (and deemed Elections) made by Scheme Shareholders at the end of the Acceptance Period. In the absence of bad faith or wilful default, none of the Company, AB InBev, Newbelco, or the Agent shall have any liability for any exercise of discretion or any determination (or for not exercising any discretion or making any determination) in relation to, or any rejection of, any purported Election pursuant to this Clause 3 (including any determination or rejection pursuant to Clause 3.4.3), or for any loss or damage arising as a result of any determination (or of not making any determination) in relation to, or any omission or rejection of, any purported Election pursuant to this Clause 3 (including any determination or rejection pursuant to Clause 3.4.3).

4	Overseas shareholders

4.1	The provisions of Clause 3 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, the United States, Belgium, Mexico or South Africa or whom AB InBev reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the United States, Belgium, Mexico or South Africa, AB InBev is advised that the Election by such holder and/or holding by such holder of Restricted Newbelco Shares as part of the Transaction would or may infringe the laws of such jurisdiction or would or may require Newbelco or AB InBev to comply with any governmental or other consent or any registration, filing or other formality with which Newbelco or AB InBev is unable to comply or compliance with which AB InBev regards as unduly onerous:

4.1.1	AB InBev may, in its sole discretion, in the case of any such holder of Scheme Shares who has sought to make an Election for the Partial Share Alternative, determine that such holder shall be deemed not to have made a valid Election for the Partial Share Alternative, with the result that such holder shall be deemed to have elected to receive the Cash Consideration in accordance with Clause 3.8 or Clause 3.10; and

4.1.2	AB InBev may require the Company to omit to send such holder of Scheme Shares a Form of Election or deny such holder access to any platform required to effect an Electronic Election.

4.2	To give effect to Clause 4.1, the Agent shall be authorised to execute and deliver as transferor a form or forms of transfer or other instrument or instruction of transfer, and to give such instructions and to do all other things which the Company may consider necessary or expedient to make Elections pursuant to this Scheme and the Belgian Offer and to tender Initial Newbelco Shares into the Belgian Offer on behalf of Scheme Shareholders, provided that since the Belgian Offer will be open for one day only, the Agent shall only be able to respond to the Belgian Offer on behalf of Scheme Shareholders (in their capacity as Newbelco Shareholders) on that day.

4.3	In the absence of bad faith or wilful default, none of the Company, AB InBev, Newbelco, or the Agent shall have any liability for any determination, omission or denial pursuant to Clause 4.1 or for any loss or damage arising as a result of any Scheme Shareholder’s inability to hold, or holding of, Restricted Newbelco Shares or inability to elect, or make an Election, for the Partial Share Alternative.

5	Settlement

5.1	As soon as practicable after the Scheme Effective Time, Newbelco shall issue the Initial Newbelco Shares required to be issued to Scheme Shareholders pursuant to Clause 2 and shall make the requisite entries in the share register of Newbelco to reflect such issue.

5.2	As soon as practicable following closing of the Belgian Offer, Newbelco shall update, or procure the updating of, the share register of Newbelco to reflect the transfer of Initial Newbelco Shares to AB InBev pursuant to the Belgian Offer and procure the passing of the relevant notarial deed in order to effect the Reclassification and Consolidation.

5.3	As soon as practicable following the closing of the Belgian Offer and in any event no later than three US Business Days thereafter, AB InBev shall settle the consideration due under the Belgian Offer in accordance with the terms and conditions of the Belgian Offer as set out in Part IX of the Scheme Circular, including paragraph 3.4 (Currency), paragraph 3.5 (Value reduction) and paragraph 9.2 (Payment) thereof.

5.4	As soon as practicable following the Reclassification and Consolidation and in any event no later than ten Business Days thereafter:

5.4.1	Newbelco shall update, or procure the updating of, the share register of Newbelco to reflect the Restricted Newbelco Shares held by Scheme Shareholders that validly elected (or are deemed to have elected) for the Partial Share Alternative; and

5.4.2	Newbelco shall despatch, or shall procure the despatch of, a notice to each relevant Scheme Shareholder setting out the number of Restricted Newbelco Shares held by such Scheme Shareholder.

5.5	The provisions of this Clause 5 shall be subject to any condition or prohibition imposed by law.

6	Share certificates and transfer of entitlements

6.1	With effect from the Scheme Effective Time:

6.1.1	all certificates representing Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every Scheme Shareholder shall be bound at the request of the Company to deliver up their share certificate(s) to the Company (or any person appointed by the Company to receive the same) or to destroy the same;

6.1.2	Euroclear shall be instructed to cancel the entitlements to Scheme Shares held by Scheme Shareholders in uncertificated form; and

6.1.3	following the cancellation of entitlements to Scheme Shares held by Scheme Shareholders in uncertificated form, the SABMiller Registrars shall be authorised to rematerialise entitlements to such Scheme Shares.

6.2	As soon as reasonably practicable after the Scheme Effective Time, appropriate entries shall be made by the Company in the register of members of the Company to reflect the transfer of the Scheme Shares to Newbelco.

7	Authority pending registration of transfer

With effect from the Scheme Effective Time and until the register of members of the Company is updated to reflect the transfer of the Scheme Shares to Newbelco pursuant to Clause 1:

(a)	Newbelco or its agents shall be entitled to direct the exercise of any votes and any or all other rights and privileges (including the right to requisition the convening of a general meeting of the Company or of any class of its shareholders) attaching to any Scheme Shares (including any exercise of any vote, rights or privileges as may be necessary or desirable in connection with the re-registration of the Company as a private company under the relevant provisions of the Act);

(b)	each Scheme Shareholder authorises the Company and/or its agents to send any notice, circular, warrant, document or other communication which may be required to be sent to such Scheme Shareholder as a member of the Company in respect of their Scheme Shares (including any share certificate(s) or other document(s) of title issued as a result of conversion of their Scheme Shares into certificated form) to Newbelco at its registered office;

(c)	each Scheme Shareholder irrevocably appoints Newbelco and/or any one or more of its directors or agents as their attorney and/or agent to sign on behalf of such Scheme Shareholder such documents, and do such things, as may in the opinion of Newbelco and/or any one or more of its directors or agents be necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the relevant Scheme Shares (including, without limitation, an authority to sign any consent to short notice of a general or separate class meeting of the Company as attorney and/or agent for, and on behalf of, such Scheme Shareholder and/or to attend and/or execute a form of proxy in respect of such Scheme Shares appointing any person nominated by Newbelco and/or any one or more of its directors or agents to attend general and separate class meetings of the Company (or any adjournment thereof) and to exercise or refrain from exercising the votes attaching to the Scheme Shares on such Scheme Shareholder’s behalf); and

(d)	each Scheme Shareholder agrees not to exercise any votes or any other rights attaching to the relevant Scheme Shares without the consent of Newbelco, and irrevocably undertakes not to appoint a proxy or representative for or to attend any general meeting or separate class meeting of the Company.

8	Newbelco director appointment rights

8.1	Following closing of the Belgian Offer, if:

8.1.1	one or more holders of Initial Newbelco Shares will, after completion of the Reclassification and Consolidation, hold in aggregate such percentage of Newbelco’s issued share capital as will give such holder or holders the right to nominate one or more individuals for appointment as directors of Newbelco in accordance with the Newbelco Articles; and

8.1.2	any such holder (or holders) of Initial Newbelco Shares gives notice to Newbelco of the individual (or individuals) that they wish to nominate as directors of Newbelco pursuant to such right,

Newbelco shall procure that a meeting of the board of directors of Newbelco is held on the day after closing of the Belgian Offer to effect the appointment of such individual(s) as director(s) of Newbelco.

8.2	If the appointment of any of the individuals nominated by the holders of the Restricted Newbelco Shares for appointment as director(s) of Newbelco is not effected on the day after closing of the Belgian Offer pursuant to Clause 8.1, Newbelco shall procure that a meeting of the holders of the Restricted Newbelco Shares is convened and held as soon as practicable after Completion to effect the appointment of such individual(s) as directors of Newbelco in accordance with the rights of the holders of the Restricted Newbelco Shares under the Newbelco Articles.

8.3	Any person or persons may be appointed by Newbelco as attorney on behalf of each Scheme Shareholder who (after the Reclassification and Consolidation) holds Restricted Newbelco Shares and, on Completion, holds more than one per cent. of Newbelco’s issued share capital and such attorney shall be authorised on behalf of such Scheme Shareholder to execute and enter into an agreement on Completion with Stichting Anheuser-Busch InBev (or any successor thereof) in order to give effect to the director appointment rights relating to the Restricted Newbelco Shares set out in the Newbelco Articles. Such agreement so executed shall be as effective as if it had been executed by each relevant Scheme Shareholder and shall bind such Scheme Shareholder with effect from the date of the agreement.

9	Mandates

All mandates and other instructions to the Company in force at the Scheme Record Time relating to Scheme Shares shall cease to be valid and effective at the Scheme Effective Time.

10	Scheme Effective Time

10.1	This Scheme shall become effective as soon as a copy of the order of the Court sanctioning this Scheme under section 899 of the Act shall have been delivered to the UK Registrar of Companies.

10.2	Unless this Scheme shall have become effective on or before 11 May 2017, or such later date, if any, as the Company, Newbelco and AB InBev may agree and the Court and UK Panel on Takeovers and Mergers may allow, this Scheme shall never become effective.

11	Modification

The Company and AB InBev may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

12	English Choice of Court and English Choice of Law

This Scheme, and all rights and obligations arising from it, are governed by English law. Any dispute of any kind whatsoever arising directly or indirectly as a result of or in connection with this Scheme initiated by the Company, Newbelco and/or AB InBev, any present or future shareholder of the Company, Newbelco and/or AB InBev, or any director of the Company, Newbelco and/or AB InBev, irrespective of the causes of action, including when based on contract or tort, shall be exclusively submitted to the English courts.

Dated 26 August 2016

Part IV

NOTES FOR MAKING AN ELECTION FOR THE CASH CONSIDERATION OR THE

PARTIAL SHARE ALTERNATIVE

SABMiller Shareholders may elect for the Partial Share Alternative in respect of all (but not part only) of their holding of SABMiller Shares as at the UK Scheme Record Time (or, in the case of Nominee Shareholders, in respect of all of the SABMiller Shares held by the Nominee Shareholder on behalf of an Underlying Shareholder as at the UK Scheme Record Time).

Please refer to paragraph 15 of Part I and paragraphs 12 and 13 of Part II of this document for further details of the Partial Share Alternative.

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of this document, including without limitation the factors outlined in paragraph 15 of Part I of this document and the points set out in paragraphs 12 and 13 of Part II of this document, as well as the AB InBev Transaction Documents (for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible and which are available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com), including without limitation the risk factors set out in the F-4 Registration Statement and the Belgian Listing Prospectus.

SABMiller Shareholders who are subject to investment mandates should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by their own investment mandates, and/or the laws of any relevant jurisdiction and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances. If you are considering electing for the Partial Share Alternative you should consider your circumstances very carefully and inform yourself about, and observe, any applicable legal or regulatory requirements in the jurisdiction in which you, or the persons on whose behalf you hold SABMiller Shares, are resident or of which you (or such persons) are a citizen or national. SABMiller Shareholders are strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative.

The availability of the Partial Share Alternative to certain Overseas Shareholders may be restricted, see paragraph 34 of Part II of this document for further details.

SABMiller Shareholders may make an Election in respect of the SABMiller Shares held by them as at the UK Scheme Record Time by following the instructions set out below.

SABMiller Shareholders returning a GREEN Form of Election by post are advised to take into consideration postal delivery times, as no deliveries received after the end of the Acceptance Period will be accepted.

1	SABMiller Shares on the UK Register

(a)	Holders of SABMiller Shares in certificated form on the UK Register:

•	SABMiller Shareholders (other than Nominee Shareholders): You must complete and sign the GREEN Form of Election, electing for the Cash Consideration or the Partial Share Alternative, in accordance with the instructions printed thereon and return it either by post (using the reply paid envelope provided if posted within the UK) or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, so as to be received by no later than the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders electing for either the Cash Consideration or the Partial Share Alternative only: You must complete and sign the GREEN Form of Election, electing for the Cash Consideration or the Partial Share Alternative, in accordance with the instructions printed thereon and return it either by post (using the reply paid envelope provided if posted within the UK) or by hand (during normal business hours only) to Equiniti Limited, Corporate Actions, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, so as to be received by no later than the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

•

Nominee Shareholders electing for a mixture of the Cash Consideration and the Partial Share Alternative: You must complete and sign the GREEN Form of Election, specifying the number of SABMiller Shares to which your Cash Consideration Election relates and the number of SABMiller Shares to which your Partial Share Alternative Election relates. The GREEN Form of Election must be completed in accordance with the instructions printed thereon. Your contact details should also be provided. The GREEN Form of Election must be returned either by post (using the reply paid envelope provided if posted within the UK) or by hand (during normal business hours only) to Equiniti Limited,

Corporate Actions, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, so as to be received by no later than the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders should also refer to the additional information in paragraph 5 of this Part IV.

(b)	Holders of SABMiller Shares in uncertificated form on the UK Register through CREST:

•	SABMiller Shareholders (other than Nominee Shareholders): You should NOT complete a GREEN Form of Election BUT INSTEAD follow the instructions set out below to make an Electronic Election for the Cash Consideration or the Partial Share Alternative prior to the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders electing for either the Cash Consideration or the Partial Share Alternative only: You should NOT complete a GREEN Form of Election BUT INSTEAD follow the instructions set out below to make an Electronic Election for the Cash Consideration or the Partial Share Alternative prior to the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders electing for a mixture of the Cash Consideration and the Partial Share Alternative: You should NOT complete a GREEN Form of Election BUT INSTEAD follow the instructions set out below and make two Electronic Elections (one for the SABMiller Shares in respect of which you are electing for the Cash Consideration and one for the SABMiller Shares in respect of which you are electing for the Partial Share Alternative), prior to the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders should also refer to the additional information in paragraph 5 of this Part IV.

(c)	Further instructions for SABMiller Shares held in uncertificated form in CREST

If you hold SABMiller Shares in uncertificated form in CREST and you wish to make an Election for the Cash Consideration

The prescribed form of Electronic Election is a transfer to escrow (“TTE”) instruction. SABMiller Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make an Election will, by default, be deemed to have elected for the Cash Consideration in respect of their entire holding of Scheme Shares (or, in the case of a Nominee Shareholder, all of its SABMiller Shares in respect of which no valid Election has been made).

If you are a CREST personal member and wish to make an election for the Cash Consideration in respect of your SABMiller Shares, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your SABMiller Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to Euroclear in relation to your SABMiller Shares.

You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) an Electronic Election instruction to Euroclear which must be properly authenticated in accordance with Euroclear’s specifications and which must contain, in addition to the other information that is required for an Electronic Election instruction to settle in CREST, the following details:

(i)	your member account ID;

(ii)	your participant ID;

(iii)	the participant ID of the escrow agent, Equiniti, in its capacity as a CREST receiving agent. This is “5RA16”;

(iv)	the relevant member account ID of the escrow agent, Equiniti, in its capacity as a CREST receiving agent is ABICASHT;

(v)	the ISIN number of the relevant SABMiller Shares. This is GB0004835483;

*	You should note that Euroclear does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or your CREST sponsor) to enable a TTE instruction relating to your SABMiller Shares to settle prior to 6.00 p.m. (London time) on the date on which the deadline for making an Electronic Election occurs. In this respect, you are referred in particular to those sections of the CREST Manual concerning the practical limitations of the CREST system and timings.

(vi)	the intended settlement date and time*. This should be as soon as possible and in any event by not later than the end of the Acceptance Period;

(vii)	the corporate action number for the transaction—this is allocated by Euroclear and can be found by viewing the relevant corporate action details on screen in CREST;

(viii)	a CREST standard delivery instruction priority of 80; and

(ix)	a contact name and telephone number (inserted in the shared note field of the Electronic Election instruction).

If you hold SABMiller Shares in uncertificated form in CREST and you wish to make an Election for the Partial Share Alternative

If you are a CREST personal member and wish to make an election for the Partial Share Alternative in respect of your SABMiller Shares, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your SABMiller Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to Euroclear in relation to your SABMiller Shares.

You should send (or, if you are a CREST personal member, procure that your CREST sponsor sends) an Electronic Election instruction to Euroclear which must be properly authenticated in accordance with Euroclear’s specifications and which must contain, in addition to the other information that is required for an Electronic Election instruction to settle in CREST, the following details:

(i)	your member account ID;

(ii)	your participant ID;

(iii)	the participant ID of the escrow agent, Equiniti, in its capacity as a CREST receiving agent. This is “5RA16”;

(iv)	the relevant member account ID(s) of the escrow agent, Equiniti, in its capacity as a CREST receiving agent is ABIPSALT;

(v)	the ISIN number of the relevant SABMiller Shares. This is GB0004835483;

(vi)	the intended settlement date and time*. This should be as soon as possible and in any event by not later than the end of the Acceptance Period;

(vii)	the corporate action number for the transaction—this is allocated by Euroclear and can be found by viewing the relevant corporate action details on screen in CREST;

(viii)	a CREST standard delivery instruction priority of 80; and

(ix)	a contact name and telephone number (inserted in the shared note field of the Electronic Election instruction).

After settlement of the Electronic Election instruction, you will not be able to access the SABMiller Shares concerned in CREST for any transaction or for charging purposes. If the UK Scheme is implemented in accordance with its terms, the escrow agent will arrange for the cancellation of the SABMiller Shares from CREST. You are recommended to refer to the CREST Manual published by Euroclear for further information on the CREST procedure outlined above. Electronic Election instructions are revocable. Please refer to the CREST Manual for information about how to withdraw an Electronic Election instruction.

PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THIS DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

2	SABMiller Shares on the South African Register:

(a)	Holders of SABMiller Shares in certificated form on the South African Register

•	SABMiller Shareholders (other than Nominee Shareholders): You must complete and sign the GREEN Form of Election, electing for the Cash Consideration or the Partial Share Alternative, in accordance with the instructions printed thereon and return it either by post or by hand (during normal business hours only) to Computershare Investor Services Proprietary Limited, PO Box 61763, Marshalltown, 2107 (physical address: 70 Marshall Street, Johannesburg 2001), so as to be received by no later than the end of the Acceptance Period (expected to be 7.00 p.m. South African standard time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders electing for either the Cash Consideration or the Partial Share Alternative only: You must complete and sign the GREEN Form of Election, electing for the Cash Consideration or the Partial Share Alternative, in accordance with the instructions printed thereon and return it either by post or by hand (during normal business hours only) to Computershare Investor Services Proprietary Limited, PO Box 61763, Marshalltown, 2107 (physical address: 70 Marshall Street, Johannesburg 2001), so as to be received by no later than the end of the Acceptance Period (expected to be 7.00 p.m. South African standard time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders electing for a mixture of the Cash Consideration and the Partial Share Alternative: You must complete and sign the GREEN Form of Election, specifying the number of SABMiller Shares to which your Cash Consideration Election relates and the number of SABMiller Shares to which your Partial Share Alternative Election relates. The GREEN Form of Election must be completed in accordance with the instructions printed thereon. Your contact details should also be provided. The GREEN Form of Election must be returned either by post or by hand (during normal business hours only) to Computershare Investor Services Proprietary Limited, PO Box 61763, Marshalltown, 2107 (physical address: 70 Marshall Street, Johannesburg 2001), so as to be received by no later than the end of the Acceptance Period (expected to be 7.00 p.m. South African standard time (7.00 p.m. Brussels time) on 7 October 2016).

•	Nominee Shareholders should also refer to the additional information in paragraph 5 of this Part IV.

•	If you wish the cash proceeds to which you are entitled under the terms of the Transaction to be paid by way of electronic funds transfer to a bank account, you must also complete the Banking and Exchange Control Details Form and return the same to Computershare Investor Services Proprietary Limited (at the address stated above) so as to be received by no later than the end of the Acceptance Period. If you have not provided bank account details by the end of the Acceptance Period, it will not be possible for your cash proceeds to be paid by way of electronic funds transfer and such payment will instead be made by way of cheque.

•	Emigrants from the Common Monetary Area: If you are an emigrant from the Common Monetary Area, and your SABMiller Shares form part of your blocked assets and your share certificates are restrictively endorsed in terms of the South African Exchange Control Regulations, you must, if you wish to make an Election for the Partial Share Alternative, also complete the relevant section of the Banking and Exchange Control Details Form and attach written proof, to the satisfaction of AB InBev, that the applicable requirements of the South African Exchange Control Regulations have been complied with and return the same to Computershare Investor Services Proprietary Limited (at the address stated above) along with the GREEN Form of Election so as to be received by no later than the end of the Acceptance Period. The Banking and Exchange Control Details Form includes a section whereby you can provide details of your authorised dealer.

(b)	Underlying Shareholders who hold SABMiller Shares in uncertificated form on the South African Register in the STRATE system:

You will be contacted by your CSDP or broker in the manner stipulated in the custody agreement entered into between you and your CSDP or broker in order to ascertain the election that you wish to make.

You should in order to make an election provide your CSDP or broker with your election instruction for either the Cash Consideration or the Partial Share Alternative in accordance with the terms of the custody agreement entered into between you and your CSDP or broker.

Election instructions must be submitted to your CSDP or broker within the time period required by your CSDP or broker or as stipulated in terms of the custody agreement entered into between you and your CSDP or broker.

If you are an emigrant from the Common Monetary Area and your SABMiller Shares form part of your blocked assets you must also, if you wish to make an instruction to elect for the Partial Share Alternative, provide such details in relation to exchange control approvals as are required by your CSDP or broker in terms of the custody agreement entered into between you and your CSDP or broker.

If you are not contacted by your CSDP or broker and wish to make an election, it would be advisable for you to contact and furnish your CSDP or broker with instructions with regard to the election that you wish to make.

If you notify your CSDP or broker of your desire to make an election, you will NOT be able to trade your SABMiller Shares from the date on which you notify your CSDP or broker of your election instruction.

3	SABMiller Shareholders who hold SABMiller Shares in both certificated and uncertificated form:

•	You must complete the GREEN Form of Election with respect to your certificated SABMiller Shares and follow the instructions above with respect to your uncertificated SABMiller Shares. Similarly, you should complete separate GREEN Forms of Election for SABMiller Shares held in certificated form but under different designations.

•	If you need further copies of the GREEN Form of Election, please call the appropriate Shareholder Helpline on the numbers set out on page 13 of this document.

4	Elections and role of Agent in the Belgian Offer

•	SABMiller Shareholders (other than Nominee Shareholders) who validly elect or are deemed to elect for the Cash Consideration will appoint the Agent, in respect of all of the Initial Newbelco Shares that are issued to them pursuant to the UK Scheme, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

•	Nominee Shareholders, to the extent that they validly elect or are deemed to elect for the Cash Consideration in respect of all or part of their holding of SABMiller Shares, will appoint the Agent, in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such SABMiller Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

•	SABMiller Shareholders (other than Nominee Shareholders) who validly elect or are deemed to elect for the Partial Share Alternative will appoint the Agent to tender into the Belgian Offer such number of the Initial Newbelco Shares that are issued to them pursuant to the UK Scheme as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back of Elections for the Partial Share Alternative and/or the rounding down of entitlements to Restricted Newbelco Shares to the nearest whole number and/or minor adjustments), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such SABMiller Shareholders to be retained by the relevant SABMiller Shareholders (having become a Newbelco Shareholder as a result of the UK Scheme) and (upon the passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation.

•	Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of SABMiller Shares (with such SABMiller Shares constituting all of the SABMiller Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative), will appoint the Agent, in respect of the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such SABMiller Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back of Elections for the Partial Share Alternative and/or the rounding down of entitlements to Restricted Newbelco Shares to the nearest whole number and/or minor adjustments, each as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholder to be retained by the relevant Nominee Shareholder (having become a Newbelco Shareholder as a result of the UK Scheme) and (upon the passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation.

•	SABMiller Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

•

No SABMiller Shareholder will be deemed to have elected for the Cash Consideration in respect of any of its SABMiller Shares (or, in the case of a Nominee Shareholder, in respect of any SABMiller Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if such SABMiller

Shareholder (or Underlying Shareholder) has given a contractual undertaking to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant SABMiller Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of their entire holding of SABMiller Shares (or, in the case of a Nominee Shareholder, in respect of all of the SABMiller Shares held by it on behalf of the relevant Underlying Shareholder).

•	The Agent will act as the agent of the SABMiller Shareholders and will act only on the basis of their Elections or deemed Elections.

•	The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash. To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the SABMiller Shareholders who have made such Elections will be deemed to have elected for the Cash Consideration in respect of the balance of the SABMiller Shares held by them.

•	Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each SABMiller Shareholder to be reclassified and consolidated into Restricted Newbelco Shares shall be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such SABMiller Shareholder is entitled (taking into account any pro rata scaling back, as described above, and minor adjustments as described below) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such SABMiller Shareholders will be tendered into the Belgian Offer for cash, as described in paragraph 22 of Part II of this document.

•	Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back and rounding will be applied at the level of the Nominee Shareholder and will not take account of the underlying instructions of Underlying Shareholders.

•	As a result of the above, SABMiller Shareholders who make a valid Election (or who are deemed to elect) for the Partial Share Alternative will not know the precise number of Restricted Newbelco Shares, or the exact amount of cash, they will receive pursuant to the Transaction until settlement of their consideration for the Transaction.

•	Minor adjustments to the entitlements of SABMiller Shareholders pursuant to Elections for the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on the basis that SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments will be final and binding on all SABMiller Shareholders.

5	Additional matters relating to Elections by Nominee Shareholders

By making an Election for the Partial Share Alternative, each Nominee Shareholder represents and warrants to AB InBev that:

•	it is a Nominee Shareholder;

•	such Election is being made in accordance with the instructions communicated to it by the relevant Underlying Shareholder(s); and

•	the SABMiller Shares in respect of which it is making such Election constitute, in respect of each Underlying Shareholder on whose behalf it holds such SABMiller Shares, all of the SABMiller Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder.

AB InBev shall have the right (in its entire discretion) to seek further information or confirmations from any Nominee Shareholder to support the representations and warranties provided by such Nominee Shareholder as set out above.

Nominee Shareholders are responsible for ensuring that Elections made by them are consistent with the instructions they have received from the relevant Underlying Shareholder(s) and are validly completed. None of SABMiller, AB InBev, Newbelco, or the Agent shall: (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholder(s) or is validly completed by the Nominee

Shareholder; or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid.

In accordance with the terms and conditions of the Belgian Offer as set out in Part IX of this document: (a) cash due to SABMiller Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly; (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations; and (c) none of SABMiller, AB InBev, Newbelco, or the Agent shall have any obligation in relation to the application of the monies so paid to a Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares shall be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares shall be held by) Nominee Shareholders, rather than Underlying Shareholders, and none of SABMiller, AB InBev, Newbelco, or the Agent shall have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

6	Withdrawals

Elections for the Cash Consideration and the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming Effective and the issue of the Initial Newbelco Shares until the end of the Acceptance Period (expected to be 6.00 p.m. London time (7.00 p.m. Brussels time) on 7 October 2016).

Since the Belgian Offer will be open for one day only, the Agent will only be able to respond to the Belgian Offer on behalf of SABMiller Shareholders on that day.

If you have returned the GREEN Form of Election and subsequently wish to withdraw or amend that Election, please contact the SABMiller UK Registrar or the SABMiller South African Registrar (as applicable) in writing by no later than the end of the Acceptance Period. Please clearly specify whether you would like to withdraw or amend the Election that you have made and ensure that your request contains an original signature.

In respect of SABMiller Shareholders on the UK Register, any written requests to withdraw or amend the Election that you have made should be sent to Equiniti, Corporate Actions, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA.

In respect of SABMiller Shareholders on the UK Register, if your Election was made through an Electronic Election, you may withdraw your Election through CREST by sending (or, if you are a CREST sponsored member, procuring that your CREST sponsor sends) an ESA instruction to settle in CREST by no later than the end of the Acceptance Period in relation to each Election to be withdrawn. Each ESA instruction must, in order for it to be valid and to settle, include the following details:

(i)	the number of SABMiller Shares to be withdrawn, together with their ISIN number, which is “GB0004835483”;

(ii)	your member account ID;

(iii)	your participant ID;

(iv)	the participant ID of the escrow agent, Equiniti, in its capacity as a CREST receiving agent. This is “5RA16”;

(v)	the relevant member account ID(s) of the escrow agent, Equiniti, in its capacity as a CREST receiving agent included in the relevant Election (this is either ABICASHT if an Election was made for the Cash Consideration or ABIPSALT if an Election for the Partial Share Alternative was made);

(vi)	the intended settlement date for the withdrawal;

(vii)	the corporate action number for the transaction—this is allocated by Euroclear and can be found by viewing the relevant corporate action details on screen in CREST; and

(viii)	CREST standard delivery instructions priority of 80.

Any such withdrawal will be conditional upon Equiniti verifying that the withdrawal request is validly made. Accordingly, Equiniti will on behalf of SABMiller reject or accept the withdrawal or amendment by transmitting in CREST a receiving agent reject (AEAD) or receiving agent accept (AEAN) message.

In respect of SABMiller Shareholders registered on the South African Register, any written requests to withdraw or amend the Election that you have made should be sent to Computershare Investor Services Proprietary Limited, PO Box 61763, Marshalltown, 2107 (physical address: 70 Marshall Street, Johannesburg 2001).

In respect of Underlying Shareholders who hold SABMiller Shares in uncertificated form in the STRATE system, you may withdraw or amend the election instruction that you have made by instructing your CSDP or broker accordingly in accordance with the terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker.

7	General

Without prejudice to any other provision of this section or the terms of the Election or otherwise, SABMiller and AB InBev reserve the right (subject to the terms of the Transaction and the provisions of the City Code) to treat as invalid any Election for the Partial Share Alternative which is not entirely in order.

No acknowledgments of receipt of any GREEN Form of Election, Electronic Election or other documents will be given. All communications, notices, other documents and remittances to be delivered by or to, or sent to or from, holders of SABMiller Shares (or their designated agent(s)) or as otherwise directed will be delivered by or to, or sent to or from, such holders of SABMiller Shares (or their designated agent(s)) at their own risk.

8	SABMiller Share Plans

Participants in the SABMiller Share Plans should refer to the information made available to them on or around the date of this document regarding the effect of the Transaction on outstanding options and awards granted pursuant to the SABMiller Share Plans and of the choices available to participants.

9	CREST Settlement

Please see paragraph 26 of Part II of this document for details relating to the treatment of unsettled trades in CREST.

PLEASE NOTE THAT NO TRANSFERS OF RESTRICTED NEWBELCO SHARES WILL BE PERMITTED FOLLOWING COMPLETION TO SETTLE ANY UNSETTLED TRADES DUE TO THE RESTRICTIONS ON THE TRANSFERABILITY OF THE RESTRICTED NEWBELCO SHARES, AS DESCRIBED IN PARAGRAPH 3 OF APPENDIX V OF THIS DOCUMENT. CONSEQUENTLY, PRIOR TO MAKING AN ELECTION FOR THE PARTIAL SHARE ALTERNATIVE, SABMILLER SHAREHOLDERS SHOULD NOTE THAT THEY WILL BE UNABLE TO FULFIL ANY OBLIGATION TO DELIVER RESTRICTED NEWBELCO SHARES TO A RELEVANT BUYER UNDER AN UNSETTLED TRADE IN THE CREST SYSTEM.

Part V

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE TRANSACTION

(A)	CONDITIONS TO THE TRANSACTION

The Transaction is conditional upon the UK Scheme becoming Effective by no later than the Long Stop Date.

UK Scheme

(a)	The UK Scheme is conditional upon:

(i)	its approval by a majority in number of the holders of Scheme Shares as at the Voting Record Time (or the relevant class or classes thereof, if applicable, unless all members of any such class shall have consented to be bound by the UK Scheme) present and voting, either in person or by proxy, at the UK Scheme Court Meeting (or at any separate class meeting which may be required by the UK Court) and representing not less than 75% in value of the Scheme Shares (or the relevant class or classes thereof, if applicable) voted by them, or such approval at any adjournment of any such meeting, held on or before the 22nd day after the expected date of the UK Scheme Court Meeting as set out in this document (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(ii)	all resolutions in connection with or necessary to approve and implement the Transaction being duly passed by the requisite majority or majorities at the SABMiller General Meeting, or at any adjournment of that meeting, held on or before the 22nd day after the expected date of the SABMiller General Meeting as set out in this document (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iii)	the sanction of the UK Scheme by the UK Court with or without modification (but subject to any such modification being acceptable to AB InBev and SABMiller) by the later of: (A) the 22nd day after the expected date of the UK Scheme Court Sanction Hearing as set out in this document; and (B) 30 days after all the Conditions other than the Post Scheme Sanction Conditions and this Condition (a)(iii) have been satisfied or waived (or such later date, if any, as AB InBev and SABMiller may agree and the UK Court may allow);

(iv)	the following occurring prior to delivery of the UK Scheme Court Order to the UK Registrar of Companies and the UK Scheme becoming effective pursuant to section 899(4) Companies Act: (A) stock transfer forms which complete the transfer of all the Scheme Shares to Newbelco and which will enable Newbelco to be registered as the sole shareholder of SABMiller having been duly stamped under the applicable laws of the UK; or (B) other arrangements having been made with the appropriate tax authorities satisfactory to AB InBev and designed to ensure that there is no stamp duty related impediment to Newbelco becoming registered as the sole shareholder of SABMiller within five working days of the UK Scheme Effective Time (where “working day” means a day on which HM Revenue & Customs Stamp Office is open);

(v)	delivery of a copy of the UK Scheme Court Order to the UK Registrar of Companies; and

(vi)	the Belgian Offer and the Belgian Merger having become unconditional save for any Conditions relating to the UK Scheme becoming effective and for the satisfaction of the Post Scheme Sanction Conditions and no other Conditions set out in paragraphs (a) to (hh) of Part (B) of this Part V being outstanding or not having been waived.

Belgian Offer

(b)	The Belgian Offer is conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the UK Scheme becoming Effective by no later than the Long Stop Date;

(iii)	the Scheme Shares being registered in the name of Newbelco; and

(iv)	the Initial Newbelco Shares being issued by Newbelco to the Scheme Shareholders pursuant to the Capital Increase at the latest on the day before the Belgian Offer commences.

Condition (i) of this paragraph (b) is also a condition to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newbelco will undertake to the UK Court to take the steps legally necessary on its part to satisfy Condition (iv) of this paragraph (b).

Belgian Merger

(c)	The Belgian Merger is conditional upon:

(i)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

(ii)	the passing at the Newbelco General Meeting (or any adjournment thereof) of the Newbelco Resolutions;

(iii)	closing of the Belgian Offer in accordance with its terms;

(iv)	the Initial Newbelco Shares tendered in the Belgian Offer being transferred to AB InBev no later than the day before the date of passing of the notarial deed acknowledging completion of the Belgian Merger or such later date as AB InBev may determine; and

(v)	the notarial deed acknowledging completion of the Belgian Merger being passed.

Conditions (i) and (ii) inclusive of this paragraph (c) are also conditions to the UK Scheme and will have been satisfied prior to the UK Scheme Court Sanction Hearing. Newbelco and AB InBev will each undertake to the UK Court to take the steps legally necessary on its part to satisfy Conditions (iii), (iv) and (v) of this paragraph (c).

(B)	ADDITIONAL CONDITIONS TO THE UK SCHEME

In addition, AB InBev and SABMiller have agreed that the Transaction is (subject to the City Code and to the extent permissible by law and regulation) conditional upon the following Conditions and, accordingly, the necessary actions to make the UK Scheme Effective will not be taken unless the following Conditions (as amended if appropriate) have been satisfied or, where relevant, waived:

European Commission clearance

(a)	if the Pre-Condition set out in paragraph (a) (European Commission clearance) of Appendix 1 to the Announcement is waived, insofar as the Transaction constitutes, or is deemed to constitute, a concentration with an EU dimension within the scope of the Regulation:

(i)	the European Commission having issued a decision allowing the Transaction to proceed under Article 6(1)(b), Article 6(2), Article 8(1) or Article 8(2) of the Regulation (or being deemed to have done so under Article 10(6) of the Regulation); and/or

(ii)	if any aspect of the Transaction is referred to one or more competent authorities of a European Union or European Free Trade Association state under Article 9 of the Regulation, clearance, or confirmation that the Transaction may proceed having been received from each such competent authority;

US clearance

(b)	if the Pre-Condition set out in paragraph (b) (US clearance) of Appendix 1 to the Announcement is waived, all necessary notifications and filings having been made and all or any applicable waiting periods (including any extensions thereof) under the HSR Act and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Transaction and the proposed acquisition of any SABMiller Shares or control of SABMiller by AB InBev or any member of the AB InBev Group;

Chinese MOFCOM clearance

(c)	if the Pre-Condition set out in paragraph (c) (Chinese MOFCOM clearance) of Appendix 1 to the Announcement is waived, insofar as the Transaction triggers a mandatory merger control filing requirement, a filing having been made to and accepted by MOFCOM pursuant to the Anti-Monopoly Law and MOFCOM having issued a decision confirming that it will not conduct further review of the Transaction or allowing the Transaction to proceed without conditions or on conditions proposed or offered by AB InBev, or all applicable waiting periods under the Anti-Monopoly Law in respect of the review of the Transaction having expired;

South Africa

(d)	if the Pre-Condition set out in paragraph (d) (South Africa) of Appendix 1 to the Announcement is waived, the Competition Tribunal or the Competition Appeal Court, as the case may be, having approved the Transaction without conditions or on conditions proposed or offered by AB InBev under the South African Competition Act, 89 of 1998 (as amended);

(e)	if the Pre-Condition set out in paragraph (e) (South Africa) of Appendix 1 to the Announcement is waived, the Financial Surveillance Department of the South African Reserve Bank having accorded exchange control approval for the Transaction, in terms of the Regulations issued in terms of the South African Currency and Exchanges Act, 9 of 1933 (as amended), without conditions or on conditions proposed or offered by AB InBev or on conditions reasonably satisfactory to AB InBev;

Colombia

(f)	insofar as the Transaction triggers a mandatory merger control filing, a filing having been made to and accepted by Superintendencia de Industria y Comercio (“SIC”) pursuant to the competition laws (Law 155 of 1959 and Law 1340 of 2009, as amended) and relevant regulations and SIC having issued a decision not objecting to the Transaction or conditioning the Transaction and allowing it to proceed without conditions or on conditions proposed or offered by AB InBev, or the applicable waiting period under Law 1340 of 2009 in respect of the review of the Transaction having expired;

Ecuador

(g)	in so far as prior notification and approval is required under the thresholds of Art. 16 of the Ley Orgánica de Regulación de Control del Poder de Mercado (“LORCPM”), the merger control notification having been submitted and cleared by the Superintendencia de Control del Poder de Mercado, by virtue of a decision from the First Instance Commission Decision, clearing the Transaction without conditions or on conditions proposed or offered by AB InBev in accordance with Art. 21 of the LORCPM;

Australia

(h)	the Australian Competition and Consumer Commission not having notified AB InBev that it objects to or proposes to take any steps to oppose the Transaction under section 50 of the Australian Competition and Consumer Act 2010 (Cth);

(i)	either (i) AB InBev having received written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) or its successor legislation (“Australian Foreign Investment Laws”) to the effect that the Commonwealth Government does not object to the Transaction; or (ii) following notice of the Transaction having been given by AB InBev under Australian Foreign Investment Laws, the Commonwealth Treasurer ceasing to be empowered to make an order in respect of the Transaction due to the expiry of the applicable statutory waiting period;

India

(j)	the Competition Commission of India having granted approval for the Transaction without conditions or on conditions proposed or offered by AB InBev or all applicable waiting periods under the Indian Competition Act 2002 in respect of the review of the Transaction having expired;

Canada

(k)	insofar as the Transaction is subject to mandatory notification under Part IX of the Competition Act (Canada):

(i)	the Commissioner of Competition having issued an advance ruling certificate under subsection 102(1) of the Competition Act (Canada); or

(ii)	(A) any applicable waiting period under the Competition Act (Canada) having expired or been waived, and (B) unless waived in writing by AB InBev, at its sole discretion, AB InBev having received written confirmation from the Commissioner of Competition stating that the Commissioner of Competition does not intend to make an application under section 92 of the Competition Act (Canada) in respect of the Transaction;

General antitrust and regulatory

(l)	all necessary clearance decisions having been received or waiting periods (including any extensions thereof) having expired or been terminated under any antitrust laws in jurisdictions where AB InBev, acting reasonably, determines that an antitrust filing should be made, in each case, in respect of the Transaction and the acquisition or the proposed acquisition of any shares or other securities in, or control of, any member of the SABMiller Group by any member of the AB InBev Group or Newbelco;

(m)	there not continuing to be outstanding any statute, regulation, decision or order which would make the Transaction, its implementation or the acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newbelco, void, illegal and/or unenforceable under the laws of any relevant jurisdiction;

(n)	in any jurisdiction other than the European Union (including its Member States), the United States, China, South Africa, Colombia, Ecuador, Australia, India and Canada, no antitrust regulator, court or tribunal having decided or given notice of its decision to take, institute, implement any action, proceeding, suit, investigation, enquiry or reference or withdrawal of a clearance decision, or having required any action or step to be taken or otherwise having done anything or having enacted or made any statute, regulation, decision, order or change to published practice (and, in each case, not having withdrawn the same) and there not continuing to be outstanding any statute, regulation, decision or order which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the Combined Group taken as a whole or in the context of the Transaction:

(i)	make the Transaction, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newbelco, void, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly prevent, prohibit, or restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise impede, challenge, interfere, hinder the Transaction or its implementation or require amendment to the terms of the Transaction or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the SABMiller Group by any member of the AB InBev Group or Newbelco, or otherwise challenge or interfere therewith;

(ii)	require any member of the SABMiller Group or any member of the AB InBev Group to sell, divest, hold separate, or otherwise dispose of all or any part of their respective businesses, operations, product lines, assets or property, or to prevent or materially delay any of the above;

(iii)	require any member of the Combined Group to conduct its business or any part thereof in a specified manner or impose any limitation on the ability of all or any of them to conduct their respective businesses (or any part thereof) or to own, control or manage any of their assets or properties (or any part thereof);

(iv)	impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or any member of the SABMiller Group to conduct, integrate or co-ordinate all or any part of its business with all or part of the business of any other member of the AB InBev Group and/or the SABMiller Group;

(v)	impose any limitation on, or result in a delay in, the ability of any member of the AB InBev Group or Newbelco directly or indirectly to acquire, hold or to exercise effectively all or any rights of ownership in respect of shares, loans or securities convertible into shares or any other securities (or the equivalent) in SABMiller or on the ability of members of Newbelco or AB InBev or any member of the AB InBev Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in, or to exercise voting or management control over, any member of the SABMiller Group;

(vi)	prevent or delay a divestiture, or alter the terms envisaged for any proposed divestiture by any member of the AB InBev Group or the SABMiller Group of any shares or other securities (or the equivalent) in any business, asset or property of any member of the SABMiller Group or any member of the AB InBev Group;

(vii)	require any member of the AB InBev Group or the SABMiller Group to acquire, or offer to acquire any shares or other securities (or the equivalent) or any interest in any member of the SABMiller Group or any member of the AB InBev Group or any asset owned by any third party other than in connection with the implementation of the Transaction;

(viii)	require any member of the SABMiller Group or the AB InBev Group to relinquish, terminate or amend in any way any contract to which any member of the SABMiller Group or the AB InBev Group is a party;

(ix)	result in any member of the SABMiller Group or any member of the AB InBev Group ceasing to be able to carry on business under any name under which it currently does so in any jurisdiction; or

(x)	otherwise materially adversely affect all or any of the business, assets, liabilities, profits, financial or trading position, operational performance or prospects of any member of the AB InBev Group or any member of the SABMiller Group;

AB InBev Shareholder approval

(o)	the passing at the AB InBev General Meeting (or any adjournment thereof) of the AB InBev Resolutions;

Newbelco Shareholder approval

(p)	the passing at the Newbelco General Meeting (or any adjournment thereof) of the Newbelco Resolutions;

Deferred Shares

(q)	prior to the UK Scheme Effective Time, the Deferred Shares having been repurchased by SABMiller and held in treasury;

Listings, Prospectus and SEC Registration of New Ordinary Shares

(r)	Euronext Brussels having acknowledged to AB InBev or its agent (and such acknowledgment not having been withdrawn) that the application for the admission for listing and trading of the New Ordinary Shares on Euronext Brussels has been approved in principle (subject to satisfaction of any conditions to which such approval is expressed to be subject (for the purpose of this paragraph (r), “Euronext listing conditions”)), with such approval to become unconditional upon the Euronext listing conditions having been satisfied and listing and trading to become effective as soon as practicable after the approval having become unconditional;

(s)	the Belgian Listing Prospectus being approved by the BFSMA;

(t)	Newbelco or its agent having received confirmation from the JSE (and such confirmation not having been withdrawn) that: (i) the application for the secondary listing of the New Ordinary Shares on the main board of the Johannesburg Stock Exchange has been approved, subject to the satisfaction of any conditions customary to transactions of this nature to which such approval is expressed to be subject(for the purpose of this paragraph (t), “JSE listing conditions”); and (ii) that the New Ordinary Shares will, subject to the satisfaction of the JSE listing conditions, be admitted to trading on the main board of the JSE on or shortly after Completion;

(u)	AB InBev and Newbelco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for listing and trading of the New Ordinary Shares (each ADS representing one New Ordinary Share) on the NYSE has been approved, subject only to the remaining Transaction steps being completed, with such listing and trading to become effective on or shortly after Completion;

(v)	absent an available exemption from the registration requirements of the US Securities Act, an appropriate registration statement for the New Ordinary Shares to be issued to AB InBev Shareholders pursuant to the Belgian Merger having been declared effective under the US Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued nor proceedings for that purpose having been initiated or threatened by the SEC;

(w)	the Mexican Secondary Listing Documents having been approved by the competent authorities;

(x)	Newbelco or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for registering the New Ordinary Shares in the Registro Nacional de Valores (National Securities Registry) and their listing and trading on the Mexico Stock Exchange has been approved, with such registration, listing and trading to become effective on or shortly after Completion;

(y)	the Belgian Offer Prospectus being approved by the BFSMA;

(z)	the prospectus to be issued by Newbelco for the purposes of the Transaction having been filed with and approved by the South African Companies and Intellectual Property Commission;

General Third Party clearances

(aa)	all necessary filings, notifications or applications, other than antitrust or merger control notifications, filings or applications having been made in connection with the Transaction and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Transaction and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals (including shareholder approvals) which are necessary or reasonably deemed appropriate by AB InBev or any member of the Wider AB InBev Group for or in respect of the Transaction or the proposed direct or indirect acquisition of any shares or other securities in, or control of, SABMiller or any member of the Wider SABMiller Group by any member of the Wider AB InBev Group or Newbelco having been obtained in terms and in a form reasonably satisfactory to AB InBev from any relevant central bank, ministry, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body or authority (including any national or supranational antitrust or merger control authority), national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof), private body exercising any regulatory, taxing, importing or other authority, court, trade agency, association, institution, any entity owned or controlled by any relevant government or state, or any other body or person whatsoever in any jurisdiction (each a “Third Party”) or persons with whom any member of the Wider SABMiller Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or reasonably appropriate to carry on the business of any member of the Wider SABMiller Group which is material in the context of either the AB InBev Group or the SABMiller Group as a whole remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Transaction becomes otherwise unconditional, in each such case, to an extent or in a manner which is material in the context of the SABMiller Group or the AB InBev Group, as the case may be, or in the context of the Transaction;

(bb)	other than in respect of Conditions (a) to (k) above, no Third Party having decided to take, institute or, implement any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to, in any case to an extent or in a manner which is or would be material in the context of the SABMiller Group or AB InBev Group, in either case taken as a whole, or in the context of the Transaction:

(i)	require, prevent or delay the divestiture, or materially alter the terms envisaged for any proposed divestiture by any member of the Wider AB InBev Group or any member of the Wider SABMiller Group of all or any portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

(ii)	require, prevent or delay the divestiture by any member of the Wider AB InBev Group or Newbelco of any shares or other securities in the SABMiller Group;

(iii)	impose any limitation on, or result in a delay in, the ability of any member of the Wider AB InBev Group or Newbelco directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider SABMiller Group or the Wider AB InBev Group or to exercise management control over any such member;

(iv)	otherwise adversely affect the business, assets, profits or prospects of any member of the Wider AB InBev Group or of any member of the Wider SABMiller Group;

(v)	make the Transaction, its implementation, its financing or the acquisition or proposed acquisition by AB InBev, Newbelco or any member of the Wider AB InBev Group of any shares or other securities in, or control of the SABMiller Group void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith;

(vi)	except pursuant to Chapter 3 of Part 28 of the Companies Act, if the Transaction is implemented by way of a UK Offer, require any member of the Wider AB InBev Group or the Wider SABMiller Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider SABMiller Group or the Wider AB InBev Group owned by any third party;

(vii)	impose any limitation on the ability of any member of the Wider SABMiller Group or the Wider AB InBev Group to co-ordinate its business, or any part of it, with the businesses of any other members which is adverse to any member of the Wider SABMiller Group or the Wider AB InBev Group; or

(viii)	result in any member of the Wider SABMiller Group or the Wider AB InBev Group ceasing to be able to carry on business under any name under which it presently does so,

and all applicable waiting and other time periods during which any such Third Party could institute or implement any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of the Transaction or the acquisition or proposed acquisition of any SABMiller Shares or Newbelco Shares having expired, lapsed or been terminated;

Certain matters arising as a result of any arrangement, agreement etc.

(cc)	save as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Transaction, the Belgian Offer or the Belgian Merger, or the proposed acquisition of any shares or other securities in SABMiller or Newbelco, or because of a change in the control or management of SABMiller, Newbelco or otherwise, would or would reasonably be expected to result in, to the extent which is material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction:

(i)	any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)	any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

(iii)	any assets or interests of any such member being or being required to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(iv)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(v)	the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(vi)	the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(vii)	any such member ceasing to be able to carry on its business under any name under which it presently does so; or

(viii)	the creation of any liability, actual or contingent, by any such member other than trade creditors or other liabilities in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider SABMiller Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this Condition (cc) in each case, which is or would be material in the context of the Wider SABMiller Group or the Wider AB InBev Group, in either case, taken as a whole, or in the context of the Transaction;

Certain events occurring since 31 March 2015

(dd)	save as Disclosed, no member of the Wider SABMiller Group having, since 31 March 2015:

(i)	save as between SABMiller, Newbelco and wholly-owned subsidiaries of SABMiller or for SABMiller Shares issued under or pursuant to the exercise of options and vesting of awards granted under the SABMiller Share Plans, issued, authorised or proposed the issue of additional shares of any class;

(ii)	save as between SABMiller, Newbelco and wholly-owned subsidiaries of SABMiller or for the grant of options and awards and other rights under the SABMiller Share Plans, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(iii)	other than to another member of the SABMiller Group or in respect of any Permitted Dividend, recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise;

(iv)	save for intra-Wider SABMiller Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business and, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(v)	save for intra-Wider SABMiller Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

(vi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business in any case with a material adverse effect on the Wider SABMiller Group taken as a whole;

(vii)	issued, authorised or proposed the issue of any debentures or (save for intra-Wider SABMiller Group transactions or in the ordinary course of business), incurred or increased any indebtedness or become subject to any contingent liability, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(viii)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ix)	implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or other executive committee member of the SABMiller Group;

(x)	entered into or varied or authorised, proposed or announced its intention to enter into or vary any material contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the businesses of any member of the Wider SABMiller Group or the Wider AB InBev Group or which involves or is reasonably likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xi)	(other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xii)	entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider SABMiller Group or the Wider AB InBev Group other than to a nature and extent which is normal in the context of the business concerned, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xiii)	waived or compromised any claim otherwise than in the ordinary course of business which is material in the context of the SABMiller Group taken as a whole;

(xiv)	entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any transaction (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition (dd);

(xv)	except in relation to changes made or agreed in order to comply with legislation or changes to legislation, having made or agreed or consented to any change to:

(1)	the terms of the trust deeds constituting the pension scheme(s) established by any member of the Wider SABMiller Group for its directors, employees or their dependants;

(2)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(3)	the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined; or

(4)	the basis upon which the liabilities (including pensions) of such pension schemes are funded, valued or made,

in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(xvi)	proposed, agreed to provide or modified the terms of any of the SABMiller Share Plans or other benefit constituting a material change relating to the employment or termination of employment of a material category of persons employed by the Wider SABMiller Group or which constitutes a material change to the terms or conditions of employment of any senior employee of the Wider SABMiller Group, save as agreed by the Panel and by AB InBev; or

(xvii)	taken (or agreed or proposed to take) any action which requires, or would require, the consent of the Panel or the approval of SABMiller Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the City Code;

No adverse change, litigation or regulatory enquiry

(ee)	save as Disclosed, since 31 March 2015:

(i)	no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Wider SABMiller Group which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider SABMiller Group is or may become a party (whether as a plaintiff, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider SABMiller Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the Wider SABMiller Group which in any such case has had or might reasonably be expected to have a material adverse effect on the Wider SABMiller Group taken as a whole;

(iii)	no contingent or other liability having arisen or become apparent to AB InBev which would or would be reasonably expected to have a materially adverse effect on the Wider SABMiller Group taken as a whole;

(iv)	no amendment or termination of any joint venture or partnership to which any member of the Wider SABMiller Group is a party having been agreed or permitted (in each case, to the extent which is material in the context of the Wider SABMiller Group as a whole); and

(v)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider SABMiller Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which has had, or would reasonably be expected to have, a material adverse effect on the Wider SABMiller Group taken as a whole;

No discovery of certain matters

(ff)	save as Disclosed, AB InBev not having discovered:

(i)	that any financial, business or other information concerning the Wider SABMiller Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Wider SABMiller Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading, in each case, to the extent which is material in the context of the Wider SABMiller Group taken as a whole;

(ii)	that any member of the Wider SABMiller Group, partnership, company or other entity in which any member of the Wider SABMiller Group has a significant economic interest and which is not a subsidiary undertaking of SABMiller is subject to any liability (contingent or otherwise) which in any such case is material in the context of the Wider SABMiller Group taken as a whole; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider SABMiller Group and which is material and adverse in the context of the Wider SABMiller Group taken as a whole;

(gg)	save as Disclosed, AB InBev not having discovered that:

(i)	any past or present member of the Wider SABMiller Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the storage, carriage, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters or the health and safety of humans, or that there has otherwise been any such storage, carriage, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which storage, carriage, disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Wider SABMiller Group and which in any such case is material in the context of the Wider SABMiller Group taken as a whole;

(ii)	there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Wider SABMiller Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider SABMiller Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction and which is material in the context of the Wider SABMiller Group taken as a whole;

(iii)	circumstances exist (whether as a result of the Transaction or otherwise) which would be reasonably likely to lead to any Third Party instituting, or whereby any member of the Wider AB InBev Group or any present or past member of the Wider SABMiller Group would be likely to be required to institute, an environmental audit or take any other steps which would in any such case be reasonably likely to result in any material liability (whether actual or contingent) to improve, modify existing or install new plant, machinery or equipment or carry out changes in the processes currently carried out or make good, remediate, repair, reinstate or clean up any land or other asset currently or previously owned, occupied or made use of by any past or present member of the Wider SABMiller Group (or on its behalf) or by any person for which a member of the Wider SABMiller Group is or has been responsible, or in which any such member may have or previously have had or be deemed to have had an interest which is material in the context of the Wider SABMiller Group taken as a whole; or

(iv)	circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider SABMiller Group which claim or claims would be likely, materially and adversely, to affect any member of the Wider SABMiller Group and which is material in the context of the SABMiller Group taken as a whole; and

Anti-corruption, sanctions and criminal property

(hh)	save as Disclosed, AB InBev not having discovered that:

(i)	(a) any past or present member, director, officer, employee or agent of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation or (b) any person or entity that performs or has performed services for or on behalf of the Wider SABMiller Group is or has at any time engaged in any activity, practice or conduct in connection with the performance of such services which would constitute an offence under the Bribery Act 2010, the US Foreign Corrupt Practices Act or any other applicable anti-corruption legislation; or

(ii)	any asset of any member of the Wider SABMiller Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition); or

(iii)	the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer or employee thereof, has directly or indirectly engaged in any business with, made any investment in, made any goods, funds or assets available to or received any goods, funds or assets from any government agency, individual or public or private entity (a) in, or established or ordinarily resident in, Cuba, Iran, North Korea, Sudan, Syria, or the Crimea region of Ukraine; or (b) specially designated for sanctions under US, European Union or Member State economic sanctions laws, regulations or orders, or in respect of which US or European Union persons or entities, or persons or entities in those territories, are otherwise restricted in dealing with under those sanctions measures; or

(iv)	the SABMiller Group, Wider SABMiller Group, or any past or present member, director, officer or employee thereof, has directly or indirectly engaged in any transaction that would cause AB InBev to be in breach of any law or regulation upon or following its acquisition of SABMiller, including, without limitation, any US, European Union or Member State anti-bribery, anti-money laundering, or economic sanctions laws, regulations or orders.

For the purposes of these Conditions, the “Wider SABMiller Group” means SABMiller and its subsidiary undertakings, associated undertakings, and any other undertaking in which SABMiller and/or such undertakings (aggregating their interests) have a significant interest and the “Wider AB InBev Group” means AB InBev and its subsidiary undertakings, associated undertakings and any other undertaking in which AB InBev and/or such undertakings (aggregating their interests) have a significant interest and for these purposes “subsidiary undertaking” and “undertaking” have the meanings given by the Companies Act, “associated undertaking” has the meaning given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 other than paragraph 19(1)(b) of Schedule 6 to those Regulations which shall be excluded for this purpose, and “significant interest” means a direct or indirect interest in 20% or more of the equity share capital (as defined in the Companies Act).

(C)	WAIVER AND INVOCATION OF THE CONDITIONS

AB InBev reserves the right to waive, in whole or in part, all or any of the Conditions in Parts (A) and (B) above, except for Conditions (a) (UK Scheme), (b) (Belgian Offer) and (c) (Belgian Merger) of Part (A) and Conditions (o) (AB InBev Shareholder approval) and (p) (Newbelco Shareholder approval) of Part (B) of this Part V, which cannot be waived.

All Conditions (other than Condition (a)(iii) of Part (A) and the Post Scheme Sanction Conditions) must be fulfilled or, where applicable, waived by no later than 11.59 p.m. on the date immediately preceding the date of the UK Scheme Court Sanction Hearing, failing which the UK Scheme and the Transaction will lapse. AB InBev shall be under no obligation to waive or treat as satisfied any of the Conditions which are capable of waiver by a date earlier than the latest date specified above for the fulfilment or waiver thereof, notwithstanding that the other Conditions to the Transaction may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

If AB InBev is required by the Panel to make an offer for SABMiller Shares under the provisions of Rule 9 of the City Code, AB InBev may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

(D)	IMPLEMENTATION BY WAY OF A UK OFFER

AB InBev reserves the right to elect (with the consent of the Panel and subject to the Co-operation Agreement and the irrevocable undertakings described in paragraph 9 of Part VIII of this document) to implement the first step of the Transaction by way of a UK Offer or to otherwise change the Proposed Structure: (i) with the consent of the SABMiller Board; (ii) if a third party announces a firm intention to make an offer for SABMiller which is recommended in whole or part by the SABMiller Board; or (iii) if the SABMiller Board otherwise withdraws its recommendation (as to the terms of the Cash Consideration) of the Transaction.

In such event involving the implementation of the Transaction by way of (among other steps) the UK Offer rather than the UK Scheme, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the Panel and the terms of the Co-operation Agreement) an acceptance condition that is set at 90% of the shares to which the UK Offer relates (or such lesser percentage (being more than 50%), as AB InBev may, in accordance with the provisions of the Co-operation Agreement and with the consent of the Panel, decide).

(E)	CERTAIN FURTHER TERMS OF THE TRANSACTION

The availability of the Transaction to persons not resident in the United Kingdom or the manner in which they participate in the Transaction may be affected by the laws of the relevant jurisdictions in which they reside. Persons who are not resident or ordinarily resident in the United Kingdom should inform themselves about and observe any applicable legal or regulatory requirements of their jurisdiction. Any persons who are in doubt about such matters should consult an appropriate independent professional adviser in their relevant jurisdiction without delay.

The UK Scheme is governed by English law and is subject to the jurisdiction of the English courts and to the Conditions set out in this Part V of this document and the related GREEN Form of Election or the Electronic Election (as the case may be). The UK Scheme will comply with the applicable rules and regulations of the FCA and the London Stock Exchange and the City Code.

The Capital Increase shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code.

The Belgian Offer shall be governed by Belgian law and be made pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and the Belgian Offer Prospectus will be subject to the approval of the BFSMA.

The Belgian Merger shall be made in accordance with, and be subject to the rules set out in, the Belgian Companies Code.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

No applications other than those referred to in paragraph 25 of Part II of this document are expected to be made for the listing of any of the Newbelco Shares in connection with the Transaction. In particular, the Newbelco Shares have not been and will not be listed on the London Stock Exchange. Further, the Newbelco Shares will not be registered under any of the relevant securities laws of Canada, Japan or Australia and no regulatory clearance in respect of the Newbelco Shares has been, or will be, applied for in any jurisdiction other than as set out above in respect of the New Ordinary Shares. The Newbelco Shares will be issued credited as fully paid with the rights set out in Appendix V of this document.

The SABMiller Shares and the Initial Newbelco Shares which will be acquired under the Transaction by Newbelco and AB InBev (respectively) will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the UK Scheme Effective Time other than any Permitted Dividend (on the terms set out in paragraph 16 of Part II of this document).

Following the announcement by AB InBev of its revised and final offer, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after the date of the Announcement and prior to the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a dividend or other distribution in excess of the amount of any Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any such reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of any such reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

Part VI

FINANCIAL AND RATINGS INFORMATION

Part A: Financial information relating to SABMiller

The following sets out financial information in respect of the SABMiller Group as required by Rule 24.3 of the City Code. The documents referred to below, the contents of which have previously been announced through a Regulatory Information Service and on SENS, are incorporated into this document by reference pursuant to Rule 24.15 of the City Code:

Financial information	Reference
Audited consolidated financial statements for the last two financial years

http://www.sabmiller.com/investors/reports

The audited consolidated financial statements of the SABMiller Group for the financial year ended 31 March 2015, together with the audit report thereon are set out on pages 102 to 175 (both inclusive) in the 2015 Annual Report available from the SABMiller Group’s website (at the link referred to above).

The audited consolidated financial statements of the SABMiller Group for the financial year ended 31 March 2016, together with the audit report thereon are set out on pages 98 to 170 (both inclusive) in the 2016 Annual Report available from the SABMiller Group’s website (at the link referred to above).

Part B: SABMiller ratings information

Prior to the start of the UK Offer Period, SABMiller had been assigned a rating of A- (stable outlook) by S&P Global Ratings (formerly Standard & Poor’s Ratings Services) and A3 (stable outlook) by Moody’s Investors Service.

In October 2015, Moody’s Investors Service placed its rating on review with direction uncertain, citing the possibility that the financial leverage of the Combined Group might not be commensurate with an A3 rating, despite the Combined Group having a superior business risk profile. In June 2016, following the downgrade of AB InBev and its guaranteed subsidiaries from A2 to A3 in May 2016, Moody’s Investors Service changed this to a review for downgrade, stating that with AB InBev’s rating downgraded to A3 there was no longer potential for SABMiller to be upgraded. The review also reflects uncertainty as to whether AB InBev will provide a guarantee to SABMiller’s debt as well as the future business and financial profile of SABMiller following Completion in the event that the debt is not guaranteed.

Part C: Financial information relating to AB InBev

The following sets out financial information in respect of the AB InBev Group as required by Rule 24.3 of the City Code. The documents referred to below are incorporated into this document by reference pursuant to Rule 24.15 of the City Code:

Financial information	Reference
Annual Report on Form 20-F for fiscal years ended 31 December 2015 and 31 December 2014	http://www.abinbev.com/investors/results-center/sec-filings.html AB InBev filed its Annual Report on Form 20-F for the fiscal year ended 31 December 2015 with the SEC on 14 March 2016.

AB InBev filed its Annual Report on Form 20-F for the fiscal year ended 31 December 2014 with the SEC on 24 March 2015.
Such Annual Reports are available from the AB InBev Group’s website (at the link referred to above).
Unaudited interim report for the six-month period ended 30 June 2016

http://www.abinbev.com/investors/results-center/sec-filings.html

AB InBev filed with the SEC on 29 July 2016 its unaudited interim report for the six-month period ended 30 June 2016, available from the AB InBev Group’s website (at the link referred to above).

Part D: AB InBev ratings information

Prior to the UK Offer Period, AB InBev had been assigned a rating of A (stable outlook) by S&P Global Ratings (formerly Standard & Poor’s Rating Services) and A2 (positive outlook) by Moody’s Investors Service.

Since the UK Offer Period began, Standard & Poor’s Rating Services downgraded its rating for AB InBev’s long-term debt obligations to A- with stable outlook. Since the UK Offer Period began, Moody’s Investors Service changed AB InBev’s outlook to ‘Developing’, citing downward rating pressure if the Transaction completes, due to higher leverage and certain integration risks, and stating that, if the Transaction does not complete, the rating could be affirmed or even raised. Moody’s Investors Service also assigned a provisional rating of (P)A3 to AB InBev’s January 2016 US Notes and January 2016 Taiwan Notes at the time of issuance. The March 2016 Notes were assigned a rating of A- (stable outlook) by S&P Global Ratings and A2 Developing by Moody’s Investors Service. In May 2016, Moody’s Investors Service concluded its ratings review and assigned a definitive rating of A3 (stable outlook) to AB InBev’s long-term debt obligations, the January 2016 US Notes, January 2016 Taiwan Notes and March 2016 Notes. As of the date of this document, AB InBev’s credit rating from S&P Global Ratings was A- for its long-term debt obligations with a stable outlook and A-2 for its short-term debt obligations, and its credit rating from Moody’s Investors Service was A3 for its long-term debt obligations and P-2 for its short-term debt obligations, with a stable outlook.

Part E: Financial information relating to Newbelco

Newbelco was incorporated in Belgium on 3 March 2016 at the direction of SABMiller and Intertrust. The registered office of Newbelco is Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and its registered number is 0649.641.563. The principal activity of Newbelco will be to act as a holding company for the Combined Group. As at the date of this document, the issued share capital of Newbelco was €61,500 split into 6,150,000 shares of which (i) 6,149,999 are held by SABMiller International B.V. and (ii) 1 is held by Phidias Management SA (a company appointed to provide various corporate services and a wholly-owned subsidiary of Intertrust NV/SA).

As Newbelco was incorporated for the purpose of the implementation of the Transaction, no financial information is available or has been published in respect of Newbelco save for certain stand-alone financial information as at the date of its incorporation (i.e. 3 March 2016), which is being included in the Belgian Listing Prospectus, which will be available on www.ab-inbev.com and www.globalbrewer.com. There are no current ratings or outlooks publicly accorded to Newbelco by rating agencies. Newbelco has not traded since its date of incorporation, nor has it entered into any obligations, save for obligations relating to the Transaction.

No incorporation of website information

Save as expressly referred to herein, neither the content of SABMiller’s or AB InBev’s websites, nor the content of any website accessible from hyperlinks on SABMiller’s or AB InBev’s website, is incorporated into, or forms part of, this document.

Publication and availability of this document

Copies of this document are available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) from SABMiller’s website at www.sabmiller.com and AB InBev’s website at www.ab-inbev.com. For the avoidance of doubt, save as expressly referred to herein, the contents of those websites are not incorporated into and do not form part of this document.

You may request a hard copy of this document (and any information incorporated by reference in this document), free of charge, by contacting the relevant SABMiller Registrar (either Equiniti Limited, of Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, or Computershare Investor Services Proprietary Limited, of 70 Marshall Street, Johannesburg 2001 (postal address PO Box 61763, Marshalltown, 2107)) or by calling the relevant Shareholder Helpline on the number and during the hours set out on page 13 of this document.

Calls to the Shareholder Helplines from outside the United Kingdom or South Africa (as applicable) will be charged at international rates. Different charges may apply to calls made from mobile telephones. Please note that calls may be monitored and/or recorded and the Shareholder Helplines cannot provide legal, tax or financial advice or any advice on the merits of the UK Scheme or the Transaction.

You may also request that all future documents, announcements and information to be sent to you in relation to the Transaction should be in hard copy form. Unless you have previously elected to receive hard copies of any such documents, announcements or information, hard copies of future documents, announcements and information in relation to the Transaction will not be sent unless specifically requested.

If you are a registered holder of SABMiller ADSs, you should instead make the request for such materials by contacting the SABMiller ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.adr.com. If you hold SABMiller ADSs indirectly, you should instead make any such request through the bank, broker, financial institution, share plan administrator or other securities intermediary through which your hold your SABMiller ADSs.

Publication and availability of the AB InBev Transaction Documents

Further information regarding the Transaction, including the ABI Transaction Documents (for which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible) and other documents related to the Transaction, can be found at www.ab-inbev.com and www.globalbrewer.com.

In addition, in order to comply with certain relevant laws and regulations, certain of the AB InBev Transaction Documents are being sent by AB InBev or Newbelco (as applicable) to the following SABMiller Shareholders:

•	All SABMiller Shareholders registered on the South African Register and all Underlying Shareholders holding SABMiller Shares in uncertificated form in the STRATE system are being sent a copy of the South African Offer Prospectus; and

•	All SABMiller Shareholders on the UK Register or the South African Register with a registered address in the United States are being sent a copy of the Belgian Offer Prospectus and copies will be made available for all Underlying Shareholders with a registered address in the United States.

You may also request a hard copy of the Belgian Offer Prospectus, free of charge, by contacting BNP Paribas Fortis SA/NV (as the Offer Agent for the purposes of the Belgian Offer Prospectus) on the following telephone numbers: +32 2 433 40 34 (English), +32 2 433 40 32 (French) and +32 2 433 40 31 (Dutch), between the hours of 6.00 a.m. and 9.00 p.m. (London time) Monday to Friday (except for Belgian public holidays) and between 8.00 a.m. and 4.00 p.m. (London time) on Saturdays.

Part VII

TAXATION

This Part VII provides summaries of certain UK, South African and US tax consequences of the Transaction for shareholders resident in the UK, South Africa or the US who are (subject to any qualifications included in the relevant section below and each as fully defined below) referred to as UK Holders, SA Holders and US Holders, respectively, together with a summary of certain Belgian tax consequences of owning or disposing of Newbelco Shares for those shareholders. The tax position of shareholders with any connection to Belgium in addition to holding Newbelco Shares is not covered. UK Holders, SA Holders and US Holders should consider the summary that relates to the jurisdiction in which they are resident. UK Holders, SA Holders and US Holders should, in addition, consider the Belgian tax summary (in which they are referred to collectively as “Non-Resident Holders”). The summaries are intended as a general guide only and if you are in any doubt about your tax position, or are subject to taxation in any jurisdiction other than the UK, South Africa or the US, you should consult an appropriate independent professional adviser.

United Kingdom

The comments set out below are based on current United Kingdom tax law as applied in England & Wales and HM Revenue & Customs practice (which may not be binding on HM Revenue & Customs) as at the date of this document, both of which are subject to change, possibly with retrospective effect. They assume that the current Finance Bill, as ordered to be printed on 7 July 2016, will be enacted without amendment. They are intended as a general guide to certain limited aspects of the UK tax treatment of the Transaction and of holding Newbelco Shares. They apply only to SABMiller Shareholders resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom and to whom “split year” treatment does not apply, who hold their shares in SABMiller (and subsequently any Newbelco Shares) as an investment and who are the absolute beneficial owners thereof (“UK Holders”).

The discussion does not address all possible tax consequences relating to an investment in the relevant shares. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs and exemptions, those connected with SABMiller, Newbelco or AB InBev and those for whom the shares are employment related securities, may be subject to special rules and this summary does not apply to such shareholders.

Shareholders or prospective shareholders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom, should consult their own professional advisers immediately.

Taxation of Capital Gains arising on the Transaction

The following paragraphs describe how the Transaction should be treated for the purposes of United Kingdom taxation of capital gains. They assume that the UK Scheme, the Belgian Offer and the Belgian Merger are all implemented in accordance with their terms and as described in this document.

Election for the Cash Consideration

If a UK Holder validly elects (or is deemed to elect) to receive the Cash Consideration under the Transaction and therefore receives cash in respect of its SABMiller Shares, that UK Holder will be treated for the purposes of UK tax on capital gains as having disposed of its holding. This may, depending on the UK Holder’s individual circumstances (including the availability of exemptions, reliefs or allowable losses), give rise to a liability to UK tax on capital gains.

Election for the Partial Share Alternative

(a)	Restricted Newbelco Shares

If a UK Holder validly elects (or is deemed to elect) for the Partial Share Alternative, then to the extent that it receives Restricted Newbelco Shares under the Transaction in respect of its SABMiller Shares, it should not be treated as having made a disposal of the SABMiller Shares for the purposes of UK tax on capital gains. Instead, the Restricted Newbelco Shares should generally (subject in particular to paragraph (b) below) be treated as the same asset as those SABMiller Shares, acquired at the same time and for the same consideration as those shares.

UK Holders who, alone or together with connected persons, hold more than 5% of the SABMiller Shares are advised that no clearance has been sought from HMRC under section 138 Taxation of Chargeable Gains Act 1992 that section 137 of that Act will not apply to prevent the treatment described above.

(b)	Receipt of Cash

If a UK Holder validly elects (or is deemed to elect) for the Partial Share Alternative, then to the extent that it receives cash in respect of its SABMiller Shares, the UK Holder will be treated for the purposes of UK tax on capital gains as having partly disposed of its holding. The chargeable gain or allowable loss arising on any such part disposal will be computed on the basis of an apportionment of the UK Holder’s allowable base cost in its SABMiller Shares by reference to the market value of the holding at the time of disposal.

Tax Treatment of Holdings of Newbelco Shares

Dividends on Newbelco Shares

It is expected that Newbelco will be resident for tax purposes in Belgium. UK Holders are referred to pages 148 to 151 of this document for a discussion of the Belgian tax implications of holding Newbelco Shares.

(a)	Individual shareholders

With effect for the tax year beginning 6 April 2016, a United Kingdom resident individual shareholder will not be subject to income tax on a dividend such individual shareholder receives from Newbelco if the total amount of dividend income received by the individual in the tax year (including the dividend from Newbelco) does not exceed a dividend allowance of £5,000, which will be taxed at a nil rate (the “Dividend Allowance”).

In determining the income tax rate or rates applicable to a United Kingdom resident individual shareholder’s taxable income, dividend income is treated as the highest part of such individual shareholder’s income. Dividend income that falls within the Dividend Allowance will count towards the basic or higher rate limits (as applicable) which may affect the rate of tax due on any dividend income in excess of the Dividend Allowance.

To the extent that a United Kingdom resident individual shareholder’s dividend income for the tax year exceeds the Dividend Allowance and, when treated as the top slice of such individual shareholder’s income, falls above such individual shareholder’s personal allowance but below the basic rate limit, such an individual shareholder will be subject to tax on that dividend income at the dividend basic rate of 7.5%. To the extent that such dividend income falls above the basic rate limit but below the higher rate limit, such an individual shareholder will be subject to tax on that dividend income at the dividend upper rate of 32.5%. To the extent that such dividend income falls above the higher rate limit, such an individual shareholder will be subject to tax on that dividend income at the dividend additional rate of 38.1%.

Belgian withholding tax withheld from the payment of a dividend may be available as a credit against the income tax payable by an individual shareholder in respect of the dividend.

(b)	Corporate shareholders

UK Holders who are within the charge to corporation tax in respect of their Newbelco Shares will be subject to corporation tax on the gross amount of any dividends paid by Newbelco, subject to any applicable credit for Belgian withholding tax, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. Each UK Holder’s position will depend on its own individual circumstances, although it would normally be expected that the dividends paid by Newbelco would fall within an exempt class.

Conversion of Restricted Newbelco Shares into New Ordinary Shares

To the extent a UK Holder elects to convert Restricted Newbelco Shares into New Ordinary Shares at any time after the fifth anniversary of Completion, it will not be treated as having made a disposal of its Restricted Newbelco Shares for the purposes of UK tax on capital gains. Instead, the New Ordinary Shares will be treated as the same asset as those Restricted Newbelco Shares acquired at the same time and for the same consideration as those shares.

Future Disposal of New Ordinary Shares

A subsequent disposal of New Ordinary Shares may, depending on individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to UK tax on capital gains.

Any chargeable gain or allowable loss on a disposal of the New Ordinary Shares should be calculated taking into account a proportion of the allowable base cost to the holder of acquiring its SABMiller Shares based on that portion of the allowable base cost of its SABMiller Shares which remains available after the base cost apportionment described in the paragraph headed “Taxation of Capital Gains arising on the Transaction—Election for the Partial Share Alternative” above.

UK Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or SDRT will be payable by UK Holders as a result of the Transaction or on any future conversion of Restricted Newbelco Shares into New Ordinary Shares.

No United Kingdom stamp duty should in practice be payable on any subsequent transfer of Newbelco Shares provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situated, or to any matter or thing done or to be done, in the United Kingdom.

No United Kingdom SDRT will be payable on the issue or transfer of Newbelco Shares provided that the shares are not registered in any register kept in the United Kingdom.

South Africa

The following paragraphs contain a general summary of the principal South African income tax and capital gains tax (“CGT”) implications of the UK Scheme, the Belgian Offer and the Belgian Merger for SABMiller Shareholders who do not hold shares on revenue account who are residents of South Africa for tax purposes (“SA Holders”). The analysis is not comprehensive or determinative and should not be regarded as tax advice given by SABMiller, AB InBev or Newbelco (or their tax advisers) to any particular SA Holders. SA Holders should seek advice from appropriate independent professional advisers if they are in any doubt whatsoever about their tax position. They should also confirm how the general comments below apply to their specific personal circumstances and, in particular, ascertain whether there are any additional or exceptional tax consequences which could apply to them. SA Holders whose SABMiller Shares are held in a trust should seek advice from appropriate professional advisers, as an investment through a trust holding may have an impact on the amount of tax that may become payable.

SA Holders who elect for the Partial Share Alternative are also referred to the exchange control implications of the Partial Share Alternative in paragraph 31 of Part II of this document.

Taxation of Capital Gains Arising on the Transaction

There are two distinct “disposal” events in terms of the Eighth Schedule to the South African Income Tax Act, 58 of 1962 (the “CGT Legislation”): (i) the UK Scheme (which involves the transfer of SABMiller Shares to Newbelco); and (ii) the Belgian Offer (which involves the transfer of the Initial Newbelco Shares to AB InBev).

If an SA Holder (i) has held its SABMiller Shares for a period of at least three years, or (ii) has held its SABMiller Shares for a period of less than three years, but holds its SABMiller Shares as capital assets, then the transfer of the SABMiller Shares to Newbelco will trigger a disposal by the SA Holder in terms of the CGT Legislation.

The SA Holder will therefore realise a capital gain or loss, being the difference between the base cost of SABMiller Shares and the proceeds received by or accrued to the SA Holder resulting from the transfer of the SABMiller Shares.

The base cost and the proceeds must be determined in accordance with the CGT Legislation. The proceeds will comprise the value of the Initial Newbelco Shares.

The transfer of the Initial Newbelco Shares by SA Holders to AB InBev will trigger a further disposal by that SA Holder in terms of the CGT Legislation. The SA Holders may therefore realise a further capital gain or loss, being the difference (if any) between the base cost of the Initial Newbelco Shares and the proceeds received by or accrued to the SA Holder resulting from the transfer of the Initial Newbelco Shares, which will comprise a cash amount of £0.45 for each Initial Newbelco Share tendered into the Belgian Offer.

A prescribed portion (ranging from 40% (in the case of a natural person) to 80% (in the case of a company or a trust)) of a net capital gain realised by an SA Holder will be included in normal taxable income and subject to tax at the applicable rates. The effective tax rates applicable are 16.4% in the case of a natural person, 22.4% in the case of a company and 32.8% in the case of a trust.

Furthermore, in terms of the CGT Legislation, the annual exclusion of an individual for a tax year of assessment is currently ZAR40,000. Accordingly, a taxpayer’s capital gains (or losses) are reduced by ZAR40,000 per tax year. Broadly, this means that an SA Holder who is a natural person will not pay CGT on the first ZAR40,000 of the aggregate capital gain per tax year in respect of all disposals (including any capital gain arising from the UK Scheme and the Belgian Offer). The annual exclusion will similarly reduce any aggregate capital loss of such SA Holder. Notwithstanding the above, certain SA Holders will under certain circumstances not be liable for the taxes set out above on the basis that they are specifically exempt from tax in accordance with the provisions of the South African Income Tax Act, 58 of 1962. SA

Holders who believe that they may be exempt from South African tax should consult with appropriate professional advisers to confirm whether that is the case.

The principles noted above in relation to the disposal of SABMiller Shares will apply to any subsequent disposal of Newbelco Shares.

Tax Treatment of Holdings of Newbelco Shares

Distributions

A monetary amount paid by Newbelco to an SA Holder, in respect of a Newbelco Share, will comprise either a “foreign dividend” or a “foreign return of capital” for South African income tax purposes. The determination of which form the amount comprises is made with reference to the treatment of the amount according to Belgian tax law relating to companies (or in the absence of Belgian tax law, Belgian company law). In essence, an amount will comprise a foreign dividend if treated as a dividend for purposes of Belgian tax laws applicable to companies. An amount will comprise a foreign return of capital if it does not comprise a foreign dividend (i.e. if treated as another form of distribution or similar payment for purposes of Belgian tax laws applicable to companies). The taxation of foreign dividends and foreign returns of capital differs and is set out below.

Foreign Dividend

It is understood that distributions made in respect of the Newbelco Shares will generally comprise of dividends for Belgian income tax purposes, and will accordingly generally comprise of foreign dividends for South African income tax purposes.

A foreign dividend which is received or which accrues in respect of a Newbelco Share will be subject to South African income tax at a rate of 15%, unless the recipient holds at least 10% of the equity shares and voting rights of the company declaring the dividend (in which case it is exempt from income tax). A South African shareholder may claim a credit against South African income tax payable on the foreign dividend, for any Belgian withholding tax suffered.

Dividends declared and paid to SA Holders in respect of New Ordinary Shares that are listed on the JSE will be exempt from South African income tax but subject to South African dividends tax at a rate of 15%.

Foreign Return of Capital

In circumstances where a person receives a foreign return of capital (and receives such amount prior to the disposal of its Newbelco Shares), such person must reduce their base cost for capital gains tax purposes by the amount received. If the amount received exceeds the base cost of the Newbelco Shares, the excess portion will be treated as a capital gain for the year of assessment in which the foreign return of capital is received by or accrues to the holder of the Newbelco Shares and subject to CGT.

Securities Transfer Tax

Securities transfer tax will be levied on the transfer of those SABMiller Shares that are listed on the JSE to Newbelco at a rate of 0.25%. The tax will be payable by the “member” or “participant” (as defined in the South African Securities Transfer Tax Act, 25 of 2007 (as amended)) but will be recoverable from Newbelco.

There will be no securities transfer tax applicable to the transfer of Newbelco Shares.

United States

The following is a summary of certain US federal income tax consequences to a US Holder (as defined below) of the acquisition and disposition of Initial Newbelco Shares and the acquisition, ownership and conversion of Restricted Newbelco Shares pursuant to the Transaction. For the treatment of holding, owning and disposing of New Ordinary Shares, see the Belgian Listing Prospectus available on AB InBev’s website at www.ab-inbev.com. This summary deals only with US Holders that hold SABMiller Shares, and will hold Initial Newbelco Shares and Restricted Newbelco Shares received pursuant to the Transaction, as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to particular investors (including consequences under the alternative minimum tax or Medicare tax on net investment income), and does not address state, local, non-US or other tax laws. This summary also does not address tax considerations applicable to US Holders that own (directly, indirectly or by attribution) 5% or more of the voting stock of SABMiller or will own (directly, indirectly or by attribution) 5% or more of the Restricted Newbelco Shares, nor does this summary discuss all of the tax considerations that may be relevant to certain types of US Holders subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax or the net investment income tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, US Holders that hold or will hold SABMiller Shares, Initial Newbelco Shares or Restricted Newbelco Shares as part of a straddle, hedging transaction or conversion transaction for US federal income tax purposes, persons that have ceased to be US citizens or lawful permanent residents of the United States, US Holders holding SABMiller Shares, Initial Newbelco Shares or Restricted Newbelco Shares in connection with a trade or business conducted outside the United States, US citizens or lawful permanent residents living abroad or US Holders whose functional currency is not the US dollar).

As used herein, the term “US Holder” means a beneficial owner of SABMiller Shares, Initial Newbelco Shares or Restricted Newbelco Shares that is, for US federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds SABMiller Shares, Initial Newbelco Shares or Restricted Newbelco Shares will depend on the status of the partner and the activities of the partnership. Partnerships should consult their tax advisers about the US federal income tax consequences to them and their partners of participating in the UK Scheme and the Belgian Offer and acquiring, owning and disposing of Initial Newbelco Shares and Restricted Newbelco Shares.

This summary assumes that SABMiller will not, and SABMiller expects that it will not, announce, declare, make or pay any dividend or other distribution with respect to its shares prior to the UK Scheme Effective Time, other than a Permitted Dividend. If a dividend or other distribution other than a Permitted Dividend were to be announced, declared, made or paid, then the consequences of the Transaction could be different than as described below.

Except as otherwise noted, this summary assumes that SABMiller is not and has not been a passive foreign investment company (a “PFIC”) for US federal income tax purposes, which SABMiller believes to be the case. This summary also assumes that Newbelco will not be a PFIC at the time of the Transaction and will not become a PFIC, as Newbelco expects to be the case. Status as a PFIC is a factual determination that must be made annually and therefore may be subject to change. If SABMiller was a PFIC in any year, or if Newbelco were to be a PFIC in any year, materially adverse consequences could result for US Holders.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as the Convention between the United States and the Kingdom of Belgium (the “Treaty”), all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED TO BE RELIED UPON BY US HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE CODE. ALL US HOLDERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF INITIAL NEWBELCO SHARES AND RESTRICTED NEWBELCO SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-US AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Treatment of the UK Scheme

SABMiller believes that the exchange by a US Holder of such holder’s SABMiller Shares for Initial Newbelco Shares pursuant to the UK Scheme should be respected as such and that the US Holder should not recognise gain or loss on such exchange (but see the below discussion of the Belgian Offer). However, SABMiller has neither requested nor received an opinion of US tax counsel that the exchange of SABMiller Shares for Initial Newbelco Shares should be tax-free, and no ruling has been sought or obtained from the US Internal Revenue Service (“IRS”) with respect to this matter. Accordingly, there can be no assurance that the IRS will not take a contrary position, or that such position would not be sustained if asserted.

Treatment of the Belgian Offer

US Holders that elect for the Cash Consideration

A US Holder that exchanges its Initial Newbelco Shares only for cash pursuant to the Belgian Offer should recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised and the holder’s adjusted tax basis in the Initial Newbelco Shares exchanged. This capital gain or loss will be long-term capital gain or loss if the US Holder’s holding period in the Initial Newbelco Shares exchanged exceeds one year. Provided that the exchange of SABMiller Shares for Initial Newbelco Shares qualifies as a tax-free exchange (as discussed above), a US Holder’s aggregate tax basis in the Initial Newbelco Shares received should equal such holder’s aggregate tax basis in the SABMiller Shares exchanged therefor pursuant to the UK Scheme, and its holding period in such Initial Newbelco Shares should include its holding period in such SABMiller Shares.

The amount realised on the exchange of Initial Newbelco Shares pursuant to the Belgian Offer for an amount in foreign currency generally will be the US dollar value of the foreign currency on the date of sale. On the settlement date, the US Holder generally will recognise foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale and the settlement date. In the case of Initial Newbelco Shares sold by a cash basis US Holder, the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised upon the receipt of foreign currency on such date.

US Holders that elect for the Partial Share Alternative

As discussed in paragraph 23 of Part II of this document, a US Holder that elects for the Partial Share Alternative will retain a portion of their Initial Newbelco Shares, and these retained shares will be reclassified into Restricted Newbelco Shares. SABMiller believes that a US Holder should not recognise gain or loss with respect to the portion of the holder’s Initial Newbelco Shares that are reclassified into Restricted Newbelco Shares, and should have the treatment described above under “—US Holders that Elect the Cash Consideration” with respect to the portion of the holder’s Initial Newbelco Shares that are exchanged for cash pursuant to the Belgian Offer. However, SABMiller has neither requested nor received an opinion of US tax counsel that the reclassification of Initial Newbelco Shares into Restricted Newbelco Shares should be tax-free or that the exchange of Initial Newbelco Shares for cash should be treated as a taxable sale to AB InBev, and no ruling has been sought or obtained from the IRS with respect to these matters. Accordingly, there can be no assurance that the IRS will not take a contrary position, or that such position would not be sustained if asserted. Provided that the exchange of SABMiller Shares for Initial Newbelco Shares and the reclassification of those shares into Restricted Newbelco Shares qualify as tax-free exchanges, a US Holder’s aggregate tax basis in the Restricted Newbelco Shares ultimately received should equal such holder’s aggregate tax basis in the SABMiller Shares exchanged for the Initial Newbelco Shares that are reclassified into Restricted Newbelco Shares, and the US Holder’s holding period for the Restricted Newbelco Shares similarly should include such holder’s holding period for the corresponding SABMiller Shares.

Tax Treatment of Holdings of Restricted Newbelco Shares

Distributions with Respect to Restricted Newbelco Shares

Distributions paid by Newbelco with respect to the Restricted Newbelco Shares out of current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any Belgian withholding tax paid by Newbelco with respect thereto, generally will be taxable to a US Holder as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. The amount of any distribution that is in excess of Newbelco’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the Restricted Newbelco Shares and thereafter as capital gain. However, SABMiller does not expect that Newbelco will maintain calculations of its earnings and profits for US federal income tax purposes. US Holders should therefore assume that any distribution by Newbelco with respect to the Restricted Newbelco Shares will be reported as ordinary dividend income. US Holders should consult their tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from Newbelco.

Dividends paid by Newbelco generally will be taxable to a non-corporate US Holder at the reduced rate normally applicable to long-term capital gains, provided Newbelco qualifies for the benefits of the Treaty and certain holding period requirements are met.

Dividends paid by Newbelco in euros will be included in a US Holder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the euros are converted into US dollars at that time. If such dividends are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

The rate of withholding tax applicable to US Holders that are eligible for benefits under the Treaty is reduced to a maximum of 15%. For US federal income tax purposes, US Holders will be treated as having received the amount of Belgian taxes withheld by Newbelco, and as then having paid over the withheld taxes to the Belgian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the US Holder from Newbelco with respect to the payment. A US Holder generally will be entitled, subject to certain limitations, to a credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for Belgian income taxes withheld by Newbelco. US Holders that are eligible for benefits under the Treaty will not be entitled to a foreign tax credit for the amount of any Belgian taxes withheld in excess of the 15% maximum rate, and with respect to which the holder is entitled to obtain a refund from the Belgian taxing authorities.

The rules relating to the determination of the US foreign tax credit and deduction of foreign taxes are complex, and US Holders should consult their tax advisers concerning the foreign tax credit and deduction implications of the payment of Belgian withholding taxes.

Conversion of Restricted Newbelco Shares into New Ordinary Shares

SABMiller believes that no gain or loss generally should be recognised by US Holders upon their conversion of Restricted Newbelco Shares into New Ordinary Shares after the restricted period. As mentioned above, for the treatment of holding, owning and disposing of New Ordinary Shares, see the Belgian Listing Prospectus available on AB InBev’s website at www.ab-inbev.com.

PFIC Considerations

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Newbelco does not expect that it will be treated as a PFIC for US federal income tax purposes immediately after the Transaction, but Newbelco’s possible status as a PFIC is a factual determination that must be made annually and therefore may be subject to change. If Newbelco were to be treated as a PFIC, US Holders generally would be required (i) to pay a special US addition to tax on certain distributions and gains on sale or other disposition and (ii) to pay tax on any gain from the sale or other disposition of Restricted Newbelco Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Newbelco with respect to Restricted Newbelco Shares would not be eligible for the reduced rate of tax described above under “Ownership and Conversion of the Restricted Newbelco Shares—Distributions with Respect to Restricted Newbelco Shares”. US Holders should consult their tax adviser regarding the potential application of the PFIC regime.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Initial Newbelco Shares and Restricted Newbelco Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain US Holders are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Foreign Financial Asset Reporting

US taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The Restricted Newbelco Shares are expected to constitute foreign financial assets subject to these requirements unless the Restricted Newbelco Shares are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). US Holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

Belgium

The following is a summary of certain Belgian federal tax consequences relating to the acquisition, ownership and disposal of Newbelco Shares by UK Holders, SA Holders and US Holders (together “Non-Resident Holders”) who do not conduct a business in Belgium through a Belgian establishment. This summary is based on the understanding of the applicable laws, treaties and regulatory interpretations as in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have a retroactive effect.

It should be appreciated that the eventual tax consequences may be different from what is stated below as a result of evolutions in law or practice.

This summary does not purport to address all Belgian tax consequences associated with the acquisition, ownership and disposal of Newbelco Shares by Non-Resident Holders, and does not take into account the specific circumstances of any particular investor or the tax laws of any country other than Belgium. This summary does not cover the tax position of investors holding the Newbelco Shares through a Belgian establishment or with any other connection to Belgium in addition to holding Newbelco Shares. Also, this summary deals only with investors who will hold Newbelco Shares as capital assets and does not address the tax treatment of investors who may be subject to special rules, such as financial institutions, insurance companies, pension funds, collective investment undertakings, dealers in securities or currencies or persons who hold the shares as a position in a straddle, share-repurchase transaction, conversion transaction, a synthetic security or other integrated financial transaction. This summary does not address the local taxes that may be due in connection with an investment in Newbelco Shares, other than the additional local taxes which generally vary from 0% to 10% of the investor’s income tax liability in Belgium.

The information set out below does not constitute binding tax advice. Investors should consult their own advisers regarding the tax consequences of an investment in Newbelco Shares in light of their particular situation, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

Taxation of Capital Gains Arising on the Transaction

Non-Resident Holders that do not hold the Newbelco Shares as part of a business conducted in Belgium through a Belgian establishment are, in principle, not subject to Belgian income tax on capital gains realised upon disposal of Newbelco Shares.

Non-Resident Holders who are individuals who do not hold Newbelco Shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on Newbelco Shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are beyond the normal management of one’s private estate at a rate of 33% (plus local surcharges). Such non-resident individuals might therefore also be obliged to file a tax return and should consult their own tax adviser. Capital losses are not tax deductible. However, the tax treaties between Belgium and each of the USA, the UK and South Africa do not confer the authority to tax capital gains on Newbelco Shares to Belgium so it is not expected that these rules will apply to the Non-Resident Holders.

Finally, according to a strict reading of Article 228, §3 of the Belgian Income Tax Code (“BITC”) , capital gains realised on the shares by Non-Resident Holders are subject to tax in Belgium in the form of a payroll withholding tax if they are sold to a Belgian tax resident, provided that (i) the capital gains would have been taxable if the non-resident were a Belgian resident, and (ii) the capital gains are taxable in Belgium pursuant to the applicable income tax treaty, or, if no such treaty applies, the Non-Resident Holder fails to submit proof that the capital gains are effectively taxed in its country of residence. The legislative history and the formal guidance of the Belgian tax authorities indicate that this provision should not be applicable to capital gains realised on shares. However, it is not to be excluded that a court would rule that this provision is applicable, based on a strict reading of it. However, the tax treaties between Belgium and each of the USA, the UK and South Africa do not apply to make capital gains on the disposal of Newbelco Shares taxable in Belgium so it is not expected that these rules will apply to the Non-Resident Holders.

The Speculation Tax of 33% that applies to capital gains realised on listed shares within six months from the date of acquisition of such shares held other than for professional purposes is also applicable to Belgian non-resident individuals with respect to capital gains realised in Belgium, which is the case if a Belgian intermediate (broker or bank) is involved. However, in a Belgian advance ruling decision of 12 July 2016, it was decided that the Speculation Tax does not apply to capital gains arising on the Transaction.

Tax Treatment of Holdings of Newbelco Shares

Belgian dividend withholding tax

For Belgian income tax purposes, the gross amount of all benefits paid on or attributed to Newbelco Shares is generally treated as a dividend distribution. By way of exception, the repayment of statutory capital carried out in accordance with the Belgian Companies Code is not treated as a dividend distribution to the extent such repayment is imputed to fiscal capital. The fiscal capital includes, in principle, the actual paid-up statutory share capital and, subject to certain conditions, the paid-up share premiums and the cash amounts subscribed to at the time of the issuance of profit sharing certificates.

Belgian dividend withholding tax of 27% is levied on dividends, subject to such relief as may be available under applicable domestic or tax treaty provisions (as set out below).

In the event of a repurchase of Newbelco Shares, the repurchase distribution (after deduction of the part of the fiscal capital represented by the repurchased shares) will be treated as a dividend subject to Belgian withholding tax of 27%, subject to such relief as may be available under applicable domestic or tax treaty provisions.

In the event of a liquidation of Newbelco, any amounts distributed in excess of the fiscal capital will in principle qualify as a dividend subject to the 27% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

(a)	Domestic relief from Belgian withholding tax

Subject to certain conditions, relief from Belgian dividend withholding tax may be available to pension funds. Non-Resident Holders who think they may be eligible for reliefs available to pension funds should consult their tax advisers regarding the application of these rules.

Dividends distributed to parent companies established in a Member State of the EU or in a non-EU country with which Belgium has entered into a bilateral tax treaty that includes a qualifying exchange of information clause, are exempt from Belgian dividend withholding tax, provided the Newbelco Shares held by the non-resident parent company, upon payment or attribution of the dividends, amount to at least 10% of Newbelco’s share capital and such minimum participation is or will be held for an uninterrupted period of at least one year. The bilateral tax treaties between Belgium and each of the UK, the US and South Africa contain such qualifying exchange of information clauses, however, a Non-Resident Holder which considers that it may be a parent company should note that there are a number of further conditions and procedural formalities and should consult their own tax advisers.

Council Directive 2015/121/EU of 27 January 2015 amending the EU Parent-Subsidiary Directive, states that Member States shall not grant the withholding tax exemption to an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of the directive, are not genuine having regard to all relevant facts and circumstances. Belgium was obliged to bring into force the laws necessary to comply with this obligation by 31 December 2015. Belgium has not yet amended its domestic law, and it is thus uncertain how Belgian law will be amended to comply with this obligation.

A reduced Belgian withholding tax of 1.6995% applies to dividends paid or attributed to parent companies that hold a participation in Newbelco with an acquisition value of at least €2,500,000 (but not reaching the 10% participation threshold under the EU Parent-Subsidiary Directive) and that are established in a member state of the EEA other than Belgium or in a country with which Belgium has entered into a double tax treaty, provided this double tax treaty or any other treaty with Belgium allows for the exchange of information necessary to execute the Belgian laws. Belgium has entered into such tax treaties with the UK, US and South Africa. As above, a Non-Resident Holder which considers that it may be a parent company for these purposes should note that there are a number of further conditions and procedural formalities and should consult their own tax advisers.

(b)	Treaty relief from Belgian withholding tax

If there is no exemption or reduced Belgian withholding tax applicable under Belgian domestic law, the Belgian dividend withholding tax is potentially subject to relief as may be available under applicable tax treaty provisions. Belgium has entered into bilateral tax treaties with over 95 countries, reducing the dividend withholding tax rate to 20%, 15% (e.g. in the double tax treaties between Belgium and the US and Belgium and South Africa), 10% (e.g. in the double tax treaty between Belgium and the UK), 5% (e.g. in the double tax treaties between Belgium and the US, for participations of at least 10% and Belgium and South Africa, for participations of at least 25%) or 0% for residents of those countries, depending on conditions, among others, related to the size of the shareholding and certain identification formalities.

Non-Resident Holders should consult their own tax advisers as to whether they qualify for any reduction of Belgian dividend withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Belgian income tax

For Non-Resident Holders that do not hold the Newbelco Shares as part of a business conducted in Belgium through a Belgian establishment, dividend withholding tax will be the only tax on dividends in Belgium.

Belgian taxation on capital gains arising on the disposal of Newbelco Shares

Non-Resident Holders that do not hold the Newbelco Shares as part of a business conducted in Belgium through a Belgian establishment are, in principle, not subject to Belgian income tax on capital gains realised upon disposal of Newbelco Shares.

Non-Resident Holders who are individuals who do not hold Newbelco Shares for professional purposes and who have their fiscal residence in a country with which Belgium has not concluded a tax treaty or with which Belgium has concluded a tax treaty that confers the authority to tax capital gains on Newbelco Shares to Belgium, might be subject to tax in Belgium if the capital gains arise from transactions which are beyond the normal management of one’s private estate at a rate of 33% (plus local surcharges). Such non-resident individuals might therefore also be obliged to file a tax return and should consult their own tax adviser. Capital losses are not tax deductible. However, the tax treaties between Belgium and each of the USA, the UK and South Africa do not confer the authority to tax capital gains on Newbelco Shares to Belgium so it is not expected that these rules will apply to the Non-Resident Holders.

According to a strict reading of Article 228, §3 of the BITC , capital gains realised on the shares by Non-Resident Holders are subject to tax in Belgium in the form of a payroll withholding tax if they are sold to a Belgian tax resident, provided that (i) the capital gains would have been taxable if the non-resident were a Belgian resident, and (ii) the capital gains are taxable in Belgium pursuant to the applicable income tax treaty, or, if no such treaty applies, the Non-Resident Holder fails to submit proof that the capital gains are effectively taxed in its country of residence. The legislative history and the formal guidance of the Belgian tax authorities indicate that this provision should not be applicable to capital gains realised on shares. However, it is not to be excluded that a court would rule that this provision is applicable, based on a strict reading of it. However, the tax treaties between Belgium and each of the USA, the UK and South Africa do not apply to make capital gains on the disposal of Newbelco Shares taxable in Belgium so it is not expected that these rules will apply to the Non-Resident Holders.

The Speculation Tax of 33% that applies to capital gains realised on listed shares within six months from the date of acquisition of such shares held other than for professional purposes is in principle also applicable to Belgian non-resident individuals with respect to capital gains realised in Belgium, which is the case if a Belgian intermediate (broker or bank) is involved.

No Tax on Stock Exchange Transactions

The purchase and the sale as well as any other acquisition or transfer for consideration of shares (secondary market) in Belgium through a professional intermediary is subject to the tax on stock exchange transactions (taxe sur les opérations de bourse/taks op de beursverrichtingen) of 0.27% of the purchase price, capped at €800 per transaction and per party (the “Tax on Stock Exchange Transactions”). Both parties to such a transaction are required to pay this tax, and it is collected by the professional intermediary.

No Tax on Stock Exchange Transactions is due on transactions entered into by the following parties, provided they are acting for their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Law of 2 August 2002; (ii) insurance companies described in Article 2, §1 of the Belgian Law of 9 July 1975; (iii) professional retirement institutions referred to in Article 2, 1° of the Belgian Law of 27 October 2006 concerning the supervision on institutions for occupational pension; (iv) collective investment institutions; and (v) Belgian non-residents, under the condition that their financial intermediary in Belgium has a certificate in which they confirm their non-resident status.

Part VIII

ADDITIONAL INFORMATION

1	Responsibility statements

1.1	The SABMiller Directors, whose names are set out in paragraph 2.1 of this Part VIII, accept responsibility for the information contained in this document, other than the information for which responsibility is taken by the AB InBev Directors and/or the Newbelco Directors pursuant to paragraphs 1.2 and 1.3 of this Part VIII, the Rule 24.11 Estimate of Value Letter set out in Appendix IV and the employee representatives’ opinions set out in Appendix VI. To the best of the knowledge and belief of the SABMiller Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The AB InBev Directors, whose names are set out in paragraph 2.4 of this Part VIII, accept responsibility for the information contained in this document relating to AB InBev, the AB InBev Group, and the AB InBev Directors and their respective immediate families and the related trusts of and persons connected with the AB InBev Directors, and persons deemed to be acting in concert with AB InBev (as such term is defined in the City Code), other than information for which the Newbelco Directors take responsibility pursuant to paragraph 1.3 of this Part VIII. The information for which the AB InBev Directors accept responsibility in accordance with the foregoing includes, but is not limited to, AB InBev’s reasons for the Transaction and its beliefs in relation to the Combined Group, information on AB InBev’s future plans for the SABMiller Group, its management, employees, locations and pensions arrangements, the Divestitures, the financial benefits and effects of the Transaction for the AB InBev Group and the Combined Group (other than the SABMiller Quantified Financial Benefits Statement), and the terms and conditions of the Belgian Offer, and in particular the information set out in (i) paragraph 9 of Part I in relation to the Divestitures, (ii) paragraphs 4, 5 (other than the SABMiller Quantified Financial Benefits Statement), 9, 10, 17, 18 and 19 of Part II; (iii) paragraphs 5 (insofar as it relates to interests and dealings by AB InBev and persons deemed to be acting in concert with AB InBev), 10.1 and 12 of this Part VIII; (iv) Part IX; and (v) Appendix I, Appendix II, Appendix IV and Appendix V. To the best of the knowledge and belief of the AB InBev Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.3	The Newbelco Directors, whose names are set out in paragraph 2.7 of this Part VIII, accept responsibility for the information contained in this document relating to Newbelco and the Newbelco Directors and their respective immediate families and the related trusts of and persons connected with the Newbelco Directors, and persons deemed to be acting in concert with Newbelco (as such term is defined in the City Code) (other than, for the avoidance of doubt, the SABMiller Group). To the best of the knowledge and belief of the Newbelco Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2	Directors and registered offices

2.1	As at the date of this document, the SABMiller Directors and their principal functions are as follows:

Director	Current Position
Jan du Plessis	Chairman
Alan Clark	Chief Executive
Domenic De Lorenzo	Chief Financial Officer
Guy Elliott	Deputy Chairman and Senior Independent Director
Mark Armour	Non-Executive Director
Dave Beran	Non-Executive Director
Geoffrey Bible	Non-Executive Director
Dinyar Devitre	Non-Executive Director
Lesley Knox	Non-Executive Director
Trevor Manuel	Non-Executive Director
Dambisa Moyo	Non-Executive Director
Carlos Pérez Dávila	Non-Executive Director
Alejandro Santo Domingo Dávila	Non-Executive Director
Helen Weir	Non-Executive Director

2.2	The registered office of SABMiller, whose registered number is 03528416, and the business address of each of the SABMiller Directors is SABMiller plc, SABMiller House, Church Street West, Woking, Surrey GU21 6HS.

2.3	The Company Secretary of SABMiller is Stephen Shapiro.

2.4	As at the date of this document, the AB InBev Directors and their respective positions are:

Director	Current Position
Olivier Goudet	Chairman
M. Michele Burns	Non-Executive Director
Kasper Rorsted	Non-Executive Director
Elio Leoni Sceti	Non-Executive Director
Grégoire de Spoelberch	Non-Executive Director
Alexandre Van Damme	Non-Executive Director
Carlos Alberto da Veiga Sicupira	Non-Executive Director
Marcel Herrmann Telles	Non-Executive Director
Stéfan Descheemaeker	Non-Executive Director
Paul Cornet de Ways Ruart	Non-Executive Director
Paulo Alberto Lemann	Non-Executive Director
Alexandre Behring	Non-Executive Director
María Asunción Aramburuzabala	Non-Executive Director
Valentín Díez Morodo	Non-Executive Director

2.5	The administrative office of AB InBev, which is registered with Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels), and the business address of each of the AB InBev Directors is Brouwerijplein 1, 3000 Leuven, Belgium.

2.6	The Company Secretary of AB InBev is Sabine Chalmers.

2.7	As at the date of this document, the Newbelco Directors and their respective positions are:

Director	Current Position
Christophe Tans	Director
Irène Florescu	Director
Wouter Vanmechelen	Director

2.8	Newbelco was incorporated on 3 March 2016 for an unlimited duration under the laws of Belgium. Newbelco is expected to be renamed on or prior to Completion. It has the legal form of a limited liability company (société anonyme/naamloze vennootschap). Its registered office is located at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium, and it is registered with the Crossroads Bank of Enterprises under number 0649.641.563.

2.9	The service address for the Newbelco Directors is Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium.

3	Market quotations

Set out below are the closing middle market quotations of the SABMiller Shares and AB InBev Shares as derived from the Daily Official List and Euronext Brussels, respectively, on:

3.1	15 September 2015 (being the last Business Day prior to the commencement of the UK Offer Period);

3.2	the first Business Day of each of the six months immediately prior to the date of this document; and

3.3	22 August 2016 (being the latest practicable date prior to the publication of this document):

Date	SABMiller Shares (pence)	AB InBev Shares (Euro cents)
15 September 2015	3,015	9,445
01 March 2016	4,208	10,460
01 April 2016	4,243	10,915

03 May 2016	4,195	10,910	*
01 June 2016	4,320	11,440
01 July 2016	4,367	11,825
01 August 2016	4,420	11,320
22 August 2016	4,379	11,095

*	As of 02 May 2016

Please note that past performance of securities is no guide to their future performance and the information provided in this paragraph 3 is historical and not forward-looking.

4	Substantial shareholders of AB InBev

4.1	The following AB InBev Shareholders have pre-existing interests in AB InBev which would create potential indirect interests of 5% or more in the capital of Newbelco following the implementation of the Transaction and the issuance of 326,000,000 Restricted Newbelco Shares under the Partial Share Alternative or are acting in concert with such AB InBev Shareholders:

Name	Number of AB InBev Shares held	% of existing issued share capital of AB InBev	Estimated % of Newbelco share capital following the implementation of the Transaction(1)
AB InBev Reference Shareholder(2)	663,074,832	41.24	34.29
EPS	130,257,459	8.10	6.74
Eugénie Patri Sébastien	99,999	<0.01	<0.01
Rayvax Société d’Investissements S.A.	484,794	0.03	0.03
Sébastien Holding NV/SA	10	<0.01	<0.01
Fonds Verhelst SPRL(3)	—	—	—
Fonds Voorzitter Verhelst SPRL	6,997,665	0.44	0.36
Stichting Fonds Baillet Latour(4)	—	—	—
Fonds Baillet Latour SPRL	5,485,415	0.34	0.28
BRC	37,598,236	2.34	1.94
MHT Benefit Holding Company Ltd	3,645,605	0.23	0.19
LTS Trading Company LLC	4,468	<0.01	<0.01

Notes:

(1)	The above table assumes that no further AB InBev Shares will be issued before the closing of the Transaction and that there will be a full Election for the 326,000,000 Restricted Newbelco Shares available under the Partial Share Alternative.
(2)	The certificates for the AB InBev Reference Shareholder are held by Eugénie Patri Sébastien (1 certificate), EPS (331,537,415 certificates) and BRC (331,537,416 certificates).
(3)	Fonds Verhelst SPRL is a holding entity that controls Fonds Voorzitter Verhelst SPRL. It does not hold AB InBev Shares and has never traded in AB InBev Shares.
(4)	Stichting Fonds Baillet Latour is a holding entity that controls Fonds Baillet Latour SPRL. It does not hold AB InBev Shares and has never traded in AB InBev Shares.

5	Interests and dealings

5.1	For the purposes of this paragraph 5:

5.1.1	“acting in concert” with SABMiller, Newbelco or AB InBev, as the case may be, means any person acting or presumed to be acting in concert with SABMiller, Newbelco or AB InBev, as the case may be, for the purposes of the City Code;

5.1.2	“SABMiller relevant securities” means relevant securities of SABMiller (such term having the meaning given in the City Code in relation to an offeree), including SABMiller Shares and securities of SABMiller carrying conversion or subscription rights into SABMiller Shares;

5.1.3	“arrangement” includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

5.1.4	“dealing” or “dealt” has the meaning given in the City Code;

5.1.5	“derivative” has the meaning given in the City Code;

5.1.6	“Disclosure Date” means close of business on 22 August 2016, being the latest practicable date prior to the publication of this document;

5.1.7	“Disclosure Period” means the period commencing on 16 September 2014 (being the date 12 months prior to the UK Offer Period) and ending on the Disclosure Date;

5.1.8	“AB InBev relevant securities” means relevant securities of AB InBev (such term having the meaning given in the City Code in relation to an offeror), including AB InBev Shares and securities of AB InBev carrying conversion or subscription rights into AB InBev Shares;

5.1.9	“short position” means any short position (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative;

5.1.10	“Newbelco relevant securities” means relevant securities of Newbelco (such term having the meaning given in the City Code in relation to an offeror), including Newbelco Shares and securities of Newbelco carrying conversion or subscription rights into Newbelco Shares;

5.1.11	references to a person having an “interest” in SABMiller relevant securities, Newbelco relevant securities or AB InBev relevant securities (as applicable) have the meaning given in the City Code; and

5.1.12	references to SABMiller Directors, Newbelco Directors or AB InBev Directors having an interest in relevant securities are to be interpreted in accordance with Part XX of the Companies Act.

5.2	Interests in SABMiller relevant securities

SABMiller

5.2.1	As at the Disclosure Date, the interests of the SABMiller Directors (including members of their immediate families, close relatives and related trusts) in SABMiller relevant securities were as follows:

Name	Number of SABMiller relevant securities		Percentage of existing issued ordinary share capital in SABMiller
Jan du Plessis	30,000		<0.01
Alan Clark	341,886	(1)	0.02
Domenic De Lorenzo	149,544		0.01
Guy Elliott	3,114		<0.01
Mark Armour	3,000		<0.01
Geoffrey Bible	102,100		0.01
Dinyar Devitre	30,000		<0.01
Lesley Knox	3,000		<0.01
Dambisa Moyo	386		<0.01
Helen Weir	306		<0.01

Note:

(1)	R&H Trust Co (Jersey) Limited, as trustee of The Clark Family Trust, is the registered holder of 341,886 ordinary shares in SABMiller plc.

5.2.2	As at the Disclosure Date, the SABMiller Directors held the following outstanding options and awards over SABMiller relevant securities under the SABMiller Share Plans:

(a)	Options and awards held by Alan Clark

(I)	Share Options

Grant date	Vesting Date subject to performance conditions (where applicable) (year ending 31 March)	Subscription Price (£)	Outstanding
18 May 2007	Vested	11.67	33,500
18 May 2007	Vested	11.67	50,000
18 May 2007	Vested	11.67	16,500
16 May 2008	Vested	12.50	33,500
16 May 2008	Vested	12.50	50,000
16 May 2008	Vested	12.50	16,500
1 August 2008	Vested	10.49	16,750
1 August 2008	Vested	10.49	25,000
1 August 2008	Vested	10.49	8,250
15 May 2009	Vested	12.31	50,250
15 May 2009	Vested	12.31	75,000
15 May 2009	Vested	12.31	24,750
1 June 2010	Vested	19.51	43,550
1 June 2010	Vested	19.51	21,450
1 June 2010	Vested	19.51	65,000
1 June 2011	Vested	22.495	65,000
1 June 2011	Vested	22.495	41,851
1 June 2012	5 years (2017)	23.95	66,000
3 June 2013	5 years (2018)	33.30	46,200
2 June 2014	3 years (2017)	33.11	101,081
2 June 2014	5 years (2019)	33.11	49,786
1 June 2015	3 years (2018)	34.94	97,311
1 June 2015	5 years (2020)	34.94	49,084
1 June 2015	3 years (2018)	34.94	858
31 May 2016	3 years (2019)	42.8275	82,190
31 May 2016	5 years (2021)	42.8275	41,095

(II)	Performance Share Awards

Award Date	Vesting Date subject to performance conditions (where applicable) (year ending 31 March)	Subscription Price (£)	Outstanding
2 June 2014	3 year (2017)	0.00	75,434
1 June 2015	3 year (2018)	0.00	73,627
31 May 2016	3 year (2019)	0.00	61,643

(III)	Value Share Awards

Award Date	Earliest possible release date	Final Vesting Date	Subscription Price (£)	Outstanding (shares per £10m of additional value)
1 June 2012	1 June 2015	1 June 2017	0.00	175
3 June 2013	3 June 2016	3 June 2018	0.00	84
2 June 2014	2 June 2017	2 June 2019	0.00	125
1 June 2015	1 June 2018	1 June 2020	0.00	125
31 May 2016	31 May 2019	31 May 2021	0.00	125

Note: The number of SABMiller Shares which can be released under a value share award is dependent upon TSR outperformance compared with the median of a comparator group over three, four and five-year performance periods:

•	at median or below median TSR performance, no shares will vest; and

•	for every £10 million of additional shareholder value created, a pre-determined fixed number of shares will vest (as set out in the table above).

Additional shareholder value represents the amount of additional return to SABMiller Shareholders as a result of SABMiller’s TSR performance exceeding the median of the comparator group. It is calculated as the percentage change in TSR of SABMiller, less the percentage change in TSR of the median of the comparator group, multiplied by SABMiller’s market capitalisation at the commencement of the performance period. The maximum number of SABMiller Shares that can vest is capped at the level at which additional shareholder value at the end of each performance period equals the market capitalisation of SABMiller at the commencement of the performance period. The maximum value for all participants (including executive directors) in the aggregate is therefore capped at 0.5% of additional shareholder value created for any five-year performance period. This is the maximum theoretical percentage that can be earned in aggregate by all participants, with 99.5% of the additional value created accruing to SABMiller Shareholders.

Value share awards granted before 2013 vest on the fifth anniversary of the grant date, subject to TSR outperformance, but participants may request the release of all or part of the award from the third anniversary of the grant date. If the SABMiller remuneration committee exercises its discretion to release SABMiller Shares in such circumstances, the number of SABMiller Shares is determined based on TSR outperformance to that date, with the SABMiller Shares partially deferred and released in equal instalments over the period until the fifth anniversary of the grant date. There is no opportunity for retesting against future TSR performance, and the deferred SABMiller Shares are subject to forfeiture under certain circumstances should the participant’s employment terminate before the fifth anniversary.

Value share awards granted from 2013 vest one-third on each of the third, fourth and fifth anniversaries of the grant date respectively. Any SABMiller Shares are then released, based on TSR outperformance to the preceding 31 March. If the performance conditions for any award are not achieved at the relevant date, the appropriate proportion of SABMiller Shares will lapse and there is no opportunity for retesting.

(b)	Options and awards held by Domenic De Lorenzo

(I)	Share Options

Grant date	Vesting Date subject to performance conditions (where applicable) (year ending 31 March)	Subscription Price (£)	Outstanding
1 December 2011	5 years (2016)	22.40	12,210
1 June 2012	5 years (2017)	23.95	16,500
3 June 2013	5 years (2018)	33.30	9,240
2 June 2014	3 years (2017)	33.11	15,090
2 June 2014	3 years (2017)	33.11	10,110
2 June 2014	5 years (2019)	33.11	4,979
1 June 2015	3 years (2018)	34.94	29,117
1 June 2015	3 years (2018)	34.94	19,983
1 June 2015	5 years (2020)	34.94	9,991
1 June 2015	3 years (2018)	34.94	858
31 May 2016	3 years (2019)	42.8275	44,519
31 May 2016	5 years (2021)	42.8275	22,260

(II)	Performance Share Awards

Award Date	Vesting Date subject to performance conditions (where applicable) (year ending 31 March)	Subscription Price (£)	Outstanding
2 June 2014	3 year (2017)	0.00	15,090
1 June 2015	3 year (2018)	0.00	29,975
31 May 2016	3 year (2019)	0.00	33,389

(III)	Value Share Awards

Award Date	Earliest possible release date	Final Vesting Date	Subscription Price (£)	Outstanding (shares per £10m of additional value)
1 June 2012	1 June 2015	1 June 2017	0.00	50
3 June 2013	3 June 2016	3 June 2018	0.00	20
2 June 2014	2 June 2017	2 June 2019	0.00	30
1 June 2015	1 June 2018	1 June 2020	0.00	60

31 May 2016	31 May 2019	31 May 2021	0.00	100

Note: See the explanation of value share awards noted in paragraph 5.2.2(a) of this Part VIII.

5.2.3	As at the Disclosure Date, the interests of persons acting in concert with SABMiller in SABMiller relevant securities were as follows:

	Detail on SABMiller relevant securities
Name	Type	Number	Nature of interest
(GS) Goldman, Sachs & Co.	Ordinary shares	6,654	Long
J.P. Morgan Limited	Ordinary shares	50,000	Long
J.P. Morgan Structured Products B.V.	Stock-settled derivatives	91,936	Long
J.P. Morgan Securities LLC—Private Client Service (PCS)	Ordinary shares	173	Long

AB InBev

5.2.4	As at the Disclosure Date, none of AB InBev, the AB InBev Directors (including members of their immediate families, close relatives and related trusts) or any persons acting in concert with AB InBev were interested in or had a right to subscribe for any SABMiller relevant securities.

Newbelco

5.2.5	As at the Disclosure Date, none of Newbelco, the Newbelco Directors (including members of their immediate families, close relatives and related trusts) or any persons acting in concert with Newbelco were interested in or had a right to subscribe for any SABMiller relevant securities.

5.3	Dealings in SABMiller relevant securities

SABMiller

Between the commencement of the UK Offer Period and the Disclosure Date:

5.3.1	SABMiller has not redeemed nor purchased any SABMiller relevant securities;

5.3.2	the following dealings in SABMiller relevant securities by SABMiller Directors (including members of their immediate families, and relatives and related trusts) have taken place:

Name	Date of dealing	Nature of dealing	Number of SABMiller relevant securities		Price/ Subscription Price (as applicable) (£)
Alan Clark	4 March 2016	Sale of ordinary shares in SABMiller plc(1)	90,000		42.06
Alan Clark	29 March 2016	Exercise of share options granted on 19 May 2006	100,000		10.61
Alan Clark	29 March 2016	Sale of ordinary shares in SABMiller plc(2)	51,352		42.51
Alan Clark	31 May 2016	Release of ordinary shares in SABMiller plc under value share awards granted on 29 September 2011	49,691		0.00
Alan Clark	31 May 2016	Sale of ordinary shares in SABMiller plc(3)	22,854		42.744321
Alan Clark	31 May 2016	Grant of 3-year share options under the SABMiller Share Plans	82,190		42.8275
Alan Clark	31 May 2016	Grant of 5-year share options under the SABMiller Share Plans	41,095		42.8275
Alan Clark	31 May 2016	Grant of performance share awards under the SABMiller Share Plans	61,643		0.00
Alan Clark	31 May 2016	Grant of value share awards under the SABMiller Share Plans	125	(5)	0.00
Alan Clark	3 June 2016	Release of ordinary shares in SABMiller plc under the value share awards granted on 3 June 2013	6,494		0.00
Alan Clark	3 June 2016	Sale of ordinary shares in SABMiller plc(4)	3,053		43.165698
Domenic De Lorenzo	31 May 2016	Release of ordinary shares in SABMiller plc under value share awards granted on 1 December 2011	21,065		0.00
Domenic De Lorenzo	31 May 2016	Grant of 3-year share options under the SABMiller Share Plans	44,519		42.8275
Domenic De Lorenzo	31 May 2016	Grant of 5-year share options under the SABMiller Share Plans	22,260		42.8275

Domenic De Lorenzo	31 May 2016	Grant of performance share awards under the SABMiller Share Plans	33,389		0.00
Domenic De Lorenzo	31 May 2016	Grant of value share awards under the SABMiller Share Plans	100	(5)	0.00
Domenic De Lorenzo	3 June 2016	Release of ordinary shares in SABMiller plc under the value share awards granted on 3 June 2013	1,584		0.00

Note:

(1)	As announced on 3 March 2016 and 7 March 2016.
(2)	As announced on 24 March 2016 and 29 March 2016.
(3)	As announced on 1 June 2016.
(4)	As announced on 6 June 2016.
(5)	See the explanation of value share awards noted in paragraph 5.3.6(a)(III) of this Part VIII.

5.3.3	the following dealings in SABMiller relevant securities by persons acting in concert with SABMiller have taken place:

			Detail on SABMiller relevant securities		Price (US$)
Name	Date	Nature of dealing	Type	Number	High	Low
J.P. Morgan Securities LLC—Private Client Service (PCS)	7 October 2015	Purchase	ADS	2	56.3500	56.3500
J.P. Morgan Securities LLC—Private Client Service (PCS)	8 October 2015	Sale	ADS	94	55.9100	55.9100
J.P. Morgan Securities LLC—Private Client Service (PCS)	19 October 2015	Sale	ADS	95	61.5270	61.5270
J.P. Morgan Securities LLC—Private Client Service (PCS)	18 November 2015	Sale	ADS	2	61.2000	61.2000

AB InBev

During the Disclosure Period:

5.3.4	AB InBev and the AB InBev Directors (including members of their immediate families, close relatives and related trusts) have not dealt in SABMiller relevant securities; and

5.3.5	the following dealings in SABMiller relevant securities by persons acting in concert with AB InBev have taken place:

			Detail on SABMiller relevant securities		Price (US$)
Name	Date	Nature of dealing	Type	Number	High	Low
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Purchase	Ordinary shares	5,080	59.70	50.40
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Sale	Ordinary shares	1,026	58.85	51.15
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Purchase	Ordinary shares	4,701	52.96	51.05
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	Ordinary shares	353	54.37	53.12

BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	Ordinary shares	2,803	55.25	51.90
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	Ordinary shares	0	n/a	n/a
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	Ordinary shares	4	52.15	52.15
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Sale	Ordinary shares	185	54.10	54.10
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Purchase	Ordinary shares	550	46.13	46.13
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Sale	Ordinary shares	0	n/a	n/a
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	Ordinary shares	235	60.15	55.50
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Ordinary shares	0	n/a	n/a
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Purchase	ADR	475,291	60.17	49.55
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Sale	ADR	174,199	59.96	49.77
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Purchase	ADR	82,631	57.51	48.62
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	ADR	595,876	57.59	48.72
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	ADR	99,611	57.53	50.94
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	ADR	198,271	57.57	51.37
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	ADR	17,744	54.55	50.64
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Sale	ADR	58,546	54.57	50.72
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Purchase	ADR	16,079	54.99	51.03
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Sale	ADR	69,587	55.12	51.30
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Purchase	ADR	70,756	51.82	44.72
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Sale	ADR	48,994	51.87	45.00
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	ADR	171,439	62.32	53.60
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	ADR	163,475	62.44	53.53

			Detail on SABMiller relevant securities		Exercise Price (£)		Option Price (£)
Name	Date	Nature of dealing	Type	Number	High	Low	High	Low
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	Call option	96,240	38.00	38.00	1.52	0.64
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	Call option	29,678	38.00	38.00	2.05	0.64
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	Call option	65,000	34.92	34.92	1.12	1.12
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Sale	Call option	141,000	34.92	34.92	1.12	1.12
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Call option	207,612	42.00	38.73	0.95	0.28
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	Put option	32,637	33.00	33.00	2.05	1.38
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	Put option	93,281	33.00	33.00	2.05	1.34
BofA Merrill Lynch	16 September 2015 – 22 August 2015	Purchase	Put option	4	35.00	35.00	1.25	1.25
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Put option	12	35.00	35.00	1.25	1.25

Newbelco

During the Disclosure Period:

5.3.6	Newbelco and the Newbelco Directors (including members of their immediate families, close relatives and related trusts) have not dealt in SABMiller relevant securities; and

5.3.7	none of the persons acting in concert with Newbelco has dealt in SABMiller relevant securities.

5.4	Interests in AB InBev relevant securities

SABMiller

5.4.1	As at the Disclosure Date, the interests of the SABMiller Directors (including members of their immediate families, close relatives and related trusts) in AB InBev relevant securities were as follows:

Name	Number of AB InBev relevant securities	Percentage of existing issued share capital in AB InBev
Geoffrey Bible	35,065	<0.01
Dinyar Devitre	6,300	<0.01

5.4.2	As at the Disclosure Date, the interests of persons acting in concert with SABMiller in AB InBev relevant securities were as follows:

	Detail on AB InBev relevant securities
Name	Type	Number	Nature of interest
(GS) Goldman Sachs Bank AG	Ordinary shares	1,000	Long
(GS) Goldman Sachs Bank AG	Stock-settled derivatives	8,500	Short
(GS) Goldman, Sachs & Co.	Ordinary shares	6,016	Long
(GS) Goldman, Sachs & Co.	Ordinary shares	63	Short
(GS) Goldman, Sachs & Co.	ADS	90,315	Long
(GS) Goldman, Sachs & Co.	ADS	35,303	Short
(GS) Goldman, Sachs & Co.	Equity Swap & CFD	84,000	Long
(GS) Goldman, Sachs & Co.	Equity Swap & CFD	114,000	Short
(GS) Goldman, Sachs & Co.	Call Option	73,400	Long
(GS) Goldman, Sachs & Co.	Call Option	321,500	Short
(GS) Goldman, Sachs & Co.	Put Option	141,300	Long
(GS) Goldman, Sachs & Co.	Put Option	128,500	Short
Morgan Stanley Equity Derivative Services (Luxembourg) SARL	Ordinary shares	105,200	Short
J.P. Morgan Securities LLC—Private Client Service (PCS)	Ordinary shares	80,483	Long

J.P. Morgan Structured Products B.V.	Cash-settled derivatives	10,748	Long
J.P. Morgan Structured Products B.V.	Cash-settled derivatives	10,748	Short

AB InBev

5.4.3	As at the Disclosure Date, the interests of the AB InBev Directors (including members of their immediate families, close relatives and related trusts) in AB InBev relevant securities were as follows:

Name	Number of AB InBev Shares		Percentage of existing issued share capital in AB InBev
Olivier Goudet	3000	(1)	<0.01
Elio Leoni Sceti	950		<0.01
Grégoire de Spoelberch	200,000		0.0124
Alexandre Van Damme	70,330		<0.01
Carlos Alberto da Veiga Sicupira	63,258		<0.01
Stéfan Descheemaeker	410,370		0.0255
Paul Cornet de Ways Ruart	533,394		0.0332
Paulo Alberto Lemann	116,315	(2)	<0.01
Alexandre Behring	960,894		0.0598

Notes:

(1)	These AB InBev Shares are held in the form of AB InBev ADSs (one AB InBev ADS being equivalent to one AB InBev Share).
(2)	60,699 of these AB InBev Shares are held in the form of AB InBev ADSs (one AB InBev ADS being equivalent to one AB InBev Share).

5.4.4	As at the Disclosure Date, the AB InBev Directors held the following outstanding options and awards over AB InBev relevant securities under the AB InBev Share Plans:

Long Term Incentive Plan

Name	Description of award	Number of AB InBev relevant securities	Grant date	Expiry Date	Exercise price (EUR)
Grégoire de Spoelberch	LTI 21	15,000	24 April 2013	23 April 2018	76.20
	LTI 22	15,000	30 April 2014	29 April 2024	80.83
	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Carlos Alberto da Veiga Sicupira	LTI 20	15,000	25 April 2012	24 April 2017	54.71
	LTI 21	15,000	24 April 2013	23 April 2018	76.20
	LTI 22	15,000	30 April 2014	29 April 2024	80.83
	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Marcel Herrmann Telles	LTI 20	15,000	25 April 2012	24 April 2017	54.71
	LTI 21	15,000	24 April 2013	23 April 2018	76.20
	LTI 22	15,000	30 April 2014	29 April 2024	80.83
	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Alexandre Van Damme	LTI 20	15,000	25 April 2012	24 April 2017	54.71
	LTI 21	15,000	24 April 2013	23 April 2018	76.20
	LTI 22	15,000	30 April 2014	29 April 2024	80.83
	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Paul Cornet de Ways Ruart	LTI 20	15,000	25 April 2012	24 April 2017	54.71
	LTI 21	15,000	24 April 2013	23 April 2018	76.20
	LTI 22	15,000	30 April 2014	29 April 2024	80.83
	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Olivier Goudet	LTI 20	15,000	25 April 2012	24 April 2017	54.71
	LTI 21	20,000	24 April 2013	23 April 2018	76.20
	LTI 22	20,000	30 April 2014	29 April 2024	80.83
	LTI 23	25,500	29 April 2015	28 April 2025	113.10
	LTI 24	30,000	27 April 2016	26 April 2026	113.25
Stéfan Descheemaeker	LTI 20	15,000	25 April 2012	24 April 2017	54.71
	LTI 21	15,000	24 April 2013	23 April 2018	76.20
	LTI 22	15,000	30 April 2014	29 April 2024	80.83
	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Paulo Alberto Lemann	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Elio Leoni Sceti	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Alexandre Behring	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Valentín Díez Morodo	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
María Asunción Aramburuzabala	LTI 23	15,000	29 April 2015	28 April 2025	113.10
	LTI 24	15,000	27 April 2016	26 April 2026	113.25
M. Michele Burns	LTI 24	25,500	27 April 2016	26 April 2026	113.25
Kasper Rorsted	LTI 24	15,000	27 April 2016	26 April 2026	113.25
Jorge Paulo Lemann(1)	LTI 20	15,000	25 April 2012	24 April 2017	54.71
	LTI 21	15,000	24 April 2013	23 April 2018	76.20
	LTI 22	15,000	30 April 2014	29 April 2024	80.83

Note: (1) Jorge Paulo Lemann is no longer an AB InBev Director but is deemed to be acting in concert with AB InBev.

5.4.5	Under certain deferred share entitlement agreements awarded in June 2012 in relation to AB InBev’s acquisition of the Modelo group, the following AB InBev Directors have the right to receive the following AB InBev Shares at their election:

Name	Number of shares	Date of grant
María Asunción Aramburuzabala	15,384,615	28 June 2012
Valentín Díez Morodo (through his trust Banco Nacional de Mexico S.A., Integrante del Grupo Financiero Banamex, divison Fiduciaria, acting as trustee for Trust N° 17243-8)	7,692,307	28 June 2012

5.4.6	As at the Disclosure Date, the interests of persons acting in concert with AB InBev in AB InBev relevant securities were as follows:

	Detail on AB InBev relevant securities
Name	Type	Number	Nature of interest
Brandbrew S.A.	Ordinary shares	405,894	Shareholder
Brandbev S.à r.l.	Ordinary shares	74,498	Shareholder
Mexbrew S.à r.l.	Ordinary shares	60,000	Shareholder
Barclays Capital Luxembourg SaRL	Equity	4,219,699	Long
Barclays Capital Derivative Funding LLC	ADR	26,463	Long
Barclays Private Clients International Limited	Equity	1,440	Long
Barclays Capital Derivative Funding LLC	Call option	50,000	Short
Barclays Capital Derivative Funding LLC	Cash settled equity swap	7,760	Short
Absa Capital Securities Ltd	Equity	458,721	Long
Absa Bank Ltd	Equity	550	Long
Absa Capital Securities Ltd	Equity	1,618,186	Short
Absa Portfolio Managers (Pty) Ltd	Equity	65	Long
BNPP Gestión de Inversiones SGIIC SA	Ordinary shares	46,747	Shareholder
Opp AM Services Sàrl	Ordinary shares	300	Shareholder
DB AG (Singapore)	Ordinary shares	20,760	Shareholder

Newbelco

5.4.7	As at the Disclosure Date, none of Newbelco, the Newbelco Directors (including members of their immediate families, close relatives and related trusts) or any persons acting in concert with Newbelco were interested in or had a right to subscribe for any AB InBev relevant securities.

5.5	Dealings in AB InBev relevant securities

SABMiller

Between the commencement of the UK Offer Period and the Disclosure Date:

5.5.1	SABMiller and the SABMiller Directors (including members of their immediate families, close relatives and related trusts) have not dealt in AB InBev relevant securities; and

5.5.2	the following dealings in AB InBev relevant securities by persons acting in concert with SABMiller have taken place:

			Detail on AB InBev relevant securities		Price
Name	Date	Nature of dealing	Type	Number	High		Low
Goldman, Sachs & Co	16 September 2015 –22 August 2016	Purchase	Ordinary shares	573,467	US$	131.2475	US$	120.5817
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Sale	Ordinary shares	1,165,967	US$	131.0550	US$	106.2350
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Purchase	Ordinary shares	1,403,166		€117.3492		€0.0000
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Sale	Ordinary shares	862,247		€121.9100		€94.5800
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Purchase	ADS	5,687,320	US$	170.0000	US$	60.0000
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Sale	ADS	5,831,239	US$	145.0000	US$	80.0000

			Detail on AB InBev relevant securities		Price
Name	Date	Nature of dealing	Type	Number	High		Low
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Purchase	CFD	159,561	US$	131.7700	US$	106.3200
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Sale	CFD	189,563	US$	131.6800	US$	103.8600
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Purchase	Swap	12,200	US$	126.0085	US$	125.2306
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Sale	Swap	12,200	US$	121.5330	US$	0.0000
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Purchase	Swap	341,321		€112.4000		€112.1000
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Purchase	Call options	2,966,300	US$	56.9900	US$	0.0500
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Sale	Call options	4,461,300	US$	34.3000	US$	0.0200
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Exercising	Call options	362,600	US$	125.0000	US$	80.0000
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Exercised against	Call options	765,000	US$	135.0000	US$	80.0000
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Purchase	Put options	2,784,000	US$	34.2000	US$	0.0500
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Sale	Put options	1,491,100	US$	59.0200	US$	0.0200
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Exercising	Put options	110,000	US$	150.0000	US$	90.0000
Goldman, Sachs & Co	16 September 2015 – 22 August 2016	Exercised against	Put options	158,600	US$	170.0000	US$	120.0000
J.P. Morgan Securities LLC—Private Client Service (PCS)	16 September 2015 – 22 August 2016	Purchase	ADS	1,026	US$	124.7180	US$	110.3769
J.P. Morgan Securities LLC—Private Client Service (PCS)	16 September 2015 – 22 August 2016	Sale	ADS	4,656	US$	129.0500	US$	110.4400

AB InBev

During the Disclosure Period:

5.5.3	in 2015, AB InBev carried out a share buyback programme in which 8,200,090 ordinary shares were repurchased for a total consideration of approximately US$1 billion. Save for this share buyback, AB InBev has not redeemed nor purchased any AB InBev relevant securities;

5.5.4	AB InBev entered into the following transactions relating to the borrowing of AB InBev relevant securities by AB InBev:

(a)	Stock lending

Counterparty	Maturity date	Number of AB InBev relevant securities	Trade date
Banco Santander Central Hispano S.A.	20 December 2016	3,000,000	17 June 2015
ING Bank N.V., London Branch	2 January 2017	4,000,000	2 July 2015
Banco Santander Central Hispano S.A.	23 September 2016	2,000,000	15 September 2015
ING Bank N.V., London Branch	4 January 2017	4,100,000	23 November 2015
Banco Santander Central Hispano S.A.	13 December 2016	1,900,000	26 November 2015

(b)	Equity swaps

Counterparty	Maturity date	Number of AB InBev relevant securities	Trade date
Société Générale S.A.	14 September 2016	1,000,000	10 September 2015
Société Générale S.A	21 September 2016	6,500,000	17 September 2015
Banco Santander Central Hispano S.A.	5 November 2016	1,000,000	2 February 2016
Banco Santander Central Hispano S.A.	28 November 2016	5,000,000	25 November 2015
BNP Paribas S.A.	2 December 2016	9,200,000	28 June 2016
Commerzbank AG	2 December 2016	3,000,000	27 May 2016
Commerzbank AG	14 December 2016	1,000,000	23 November 2015
Commerzbank AG	30 December 2016	1,050,000	23 November 2015
ING Belgium S.A./N.V.	10 January 2017	2,558,000	28 June 2016
Commerzbank AG	19 January 2017	950,000	23 November 2015
Commerzbank AG	25 January 2017	500,000	25 June 2016
Commerzbank AG	1 February 2017	1,000,000	23 November 2015
Société Générale S.A	6 February 2017	500,000	1 February 2016
Commerzbank AG	13 February 2017	1,000,000	23 November 2015
BNP Paribas S.A.	16 February 2017	5,000,000	24 November 2015
BNP Paribas S.A.	9 May 2017	5,000,000	28 June 2016
ING Belgium S.A./N.V.	9 May 2017	5,750,000	28 June 2016
BNP Paribas S.A.	9 May 2017	200,000	9 May 2016
Banco Santander Central Hispano S.A.	8 June 2017	2,500,000	16 June 2016
Commerzbank AG	9 June 2017	3,862,175	23 June 2016
BNP Paribas S.A.	10 June 2017	3,000,000	5 May 2016
ING Belgium S.A./N.V.	16 June 2017	2,500,000	16 June 2016
ING Belgium S.A./N.V.	19 June 2017	4,000,000	9 May 2016
Banco Santander Central Hispano S.A.	20 June 2017	1,000,000	16 June 2016
Rabobank International Utrecht Branch	27 June 2017	2,500,000	23 June 2016
Commerzbank AG	27 June 2017	1,500,000	23 June 2016
Banco Santander Central Hispano S.A.	20 July 2017	7,000,000	16 June 2016
Commerzbank AG	18 August 2017	1,000,000	18 August 2016
Banco Santander Central Hispano S.A.	21 August 2017	1,500,000	16 June 2016
ING Belgium S.A./N.V.	29 September 2017	3,421,998	28 June 2016

5.5.5	the following dealings in AB InBev relevant securities by AB InBev Directors (including members of their immediate families, and relatives and related trusts) have taken place:

Name	Date	Nature of dealing	Number of AB InBev relevant securities	Price (EUR)
Stéfan Descheemaeker	21 November 2014	Sale	10,000	92.740
	24 November 2014	Sale	5,000	93.938
	27 November 2014	Sale	161,443	92.780
	1 December 2014	Sale	16,715	93.757
	28 January 2015	Exercise of options	15,000	66.280
	28 January 2015	Sale	15,000	106.415

Olidipoli SPRL(1)	17 September 2014	Sale	15,000	88.008
	19 September 2014	Sale	15,000	89.666
	24 November 2014	Sale	5,000	93.938
	24 November 2014	Sale	10,000	93.079
Alexandre Van Damme	2 December 2014	Exercise of options	9,364	27.080
	2 December 2014	Exercise of options	15,000	37.510
	13 March 2015	Sale	24,364	115.063
	1 December 2015	Exercise of options	8,269	38.700
	1 December 2015	Exercise of options	15,000	40.920
	10 March 2016	Sale	23,269	106.185
Patrinvest(2)	19 December 2014	Acquisition	790,318	92.855
	17 April 2015	Sale	720,318	114.660
Carlos Alberto da Veiga Sicupira	20 April 2015	Exercise of options	9,364	27.080
	20 April 2015	Exercise of options	15,000	37.510
	20 April 2015	Sale	24,364	114.973
	18 April 2016	Exercise of options	8,269	38.700
	18 April 2016	Exercise of options	15,000	40.920
	18 April 2016	Sale	23,269	110.951
Marcel Herrmann Telles	20 April 2015	Exercise of options	9,364	27.080
	20 April 2015	Exercise of options	15,000	37.510
	20 April 2015	Sale	24,364	114.973
	18 April 2016	Exercise of options	8,269	38.700
	18 April 2016	Exercise of options	15,000	40.920
	26 April 2016	Sale	23,269	110.951
Grégoire de Spoelberch	3 November 2014	Exercise of options	15,000	37.510
	10 November 2014	Sale	15,000	88.500
	20 April 2015	Exercise of options	15,000	40.920
	12 November 2015	Sale	15,000	114.763
	12 April 2016	Exercise of options	15,000	54.710
	1 August 2016	Sale	15,000	115.065
Paulo Alberto Lemann	16 September 2014	Sale	53,000	87.830

Notes:

(1)	Olidipoli SPRL is an entity closely associated with Stéfan Descheemaeker.
(2)	Patrinvest is an entity closely associated with Alexandre Van Damme.

5.5.6	the following dealings in AB InBev relevant securities by persons acting in concert with AB InBev have taken place:

Name	Date	Nature of dealing	Number of AB InBev relevant securities	Price (EUR)
Jorge Paulo Lemann	26 March 2015	Exercise of options	9,364	27.080
	26 March 2015	Sale	9,364	110.418
	26 March 2015	Sale	9,000	110.418
	2 April 2015	Exercise of options	15,000	37.510
	2 April 2015	Sale	15,000	115.113
	18 April 2016	Exercise of options	8,269	38.700
	18 April 2016	Exercise of options	15,000	40.920
	18 April 2016	Sale	23,269	110.806
BR Global Investments Ltd(1)	8 September 2014	Acquisition	46,000	86.342
	9 September 2014	Acquisition	15,830	86.646
	7 October 2014	Sale	3,566,055	85.900
	17 November 2014	Exercise of options	1	—
Eugénie Patri Sébastien	17 April 2015	Contribution in kind of AB InBev Shares(2)	1,450,318	114.660
	2 July 2015	Contribution in kind of AB InBev Shares(2)	370,000	109.820
EPS	17 April 2015	Acquisition(2)	1,450,318	114.660
	2 July 2015	Acquisition(2)	370,000	109.820

Sébastien Holding NV/SA	18 June 2015	Sale	484,784	109.25
Rayvax Société d’Investissements S.A.	18 June 2015	Purchase	484,784	109.25
BRC	17 November 2014	Acquisition	3,129,983	89.000
	19 November 2014	Acquisition	400,000	89.048
	19 November 2014	Acquisition	500,000	89.484
	20 November 2014	Acquisition	240,000	89.990
	20 November 2014	Acquisition	500,000	89.838
	21 November 2014	Acquisition	90,017	91.449
	25 March 2015	Acquisition	550,000	112.441
	25 March 2015	Acquisition	716,292	112.479
	26 March 2015	Acquisition	165,111	110.418
	26 March 2015	Acquisition	129,333	110.495
	27 March 2015	Acquisition	115,683	111.763
	27 March 2015	Acquisition	400,000	111.817
	30 March 2015	Acquisition	148,819	113.792
	30 March 2015	Acquisition	100,000	113.94
	31 March 2015	Acquisition	300,000	114.031
	31 March 2015	Acquisition	235,000	113.989
	1 April 2015	Acquisition	165,762	114.431
	1 April 2015	Acquisition	250,000	114.766
LTS Trading Company LLC	6 October 2014	Acquisition	660	86.200
	8 May 2015	Acquisition	631	108.650
	8 May 2015	Acquisition	1,379	108.650
	8 May 2015	Acquisition	893	108.650
MHT Benefit Holding Company Ltd	7 October 2014	Acquisition	3,566,055	85.900
	17 November 2014	Acquisition	30,300	88.467
	8 May 2015	Acquisition	16	109.200
	8 May 2015	Acquisition	49,234	109.021

Notes:

(1)	BR Global Investments Ltd is an entity associated with Jorge Paulo Lemann.
(2)	This is a contribution in kind of AB InBev Shares by shareholders of Eugénie Patri Sébastien (Patrinvest SCA and Prata Investments S.à r.l. on 17 April 2015 and Chapsa Investments S.à r.l. on 2 July 2015) to Eugénie Patri Sébastien followed by contribution of these AB InBev Shares by Eugénie Patri Sébastien to EPS.

Name	Date	Nature of dealing	Number of AB InBev relevant securities	Price (EUR)
BNPP Gestión de Inversiones SGIIC SA	18 April 2016	Sale	249	112.55
BNPP Gestión de Inversiones SGIIC SA	13 June 2016	Sale	166	111.20
BNPP Gestión de Inversiones SGIIC SA	7 July 2016	Sale	142	115.45
BNPP Gestión de Inversiones SGIIC SA	7 July 2016	Sale	345	115.50

Name	Date	Nature of dealing	Number of AB InBev relevant securities	Price (US$)
Barclays Bank (Suisse) S.A.	27 November 2014	Sale	450	92.49
Barclays Private Clients International Limited	14 June 2016	Sale	110	113.98
Barclays Capital Derivative Funding LLC	31 March 2016	Sale of call option	100,000	1.80
Barclays Capital Derivative Funding LLC	2 March 2016	Sale of call option	50,000	2.40
Barclays Capital Derivative Funding LLC	31 March 2016	Sale of call option	100,000	0.85
Barclays Capital Derivative Funding LLC	26 January 2016	Sale of call option	150,000	4.20

			Detail on AB InBev relevant securities		Price (ZAR)
Name	Date	Nature of dealing	Type	Number	High	Low
Absa Capital Securities Ltd	16 September 2015 – 22 August 2016	Sale	Equity shares (dual listed on JSE)	884,476	2,132.70	1,642.27
Absa Capital Securities Ltd	16 September 2015 – 22 August 2016	Purchase	Equity shares (dual listed on JSE)	670,043	2,407.30	1,642.27

Absa Bank Ltd	16 September 2015 – 22 August 2016	Sale	Equity shares (dual listed on JSE)	2,400	1,990.28	1,799.50
Absa Bank Ltd	16 September 2015 – 22 August 2016	Purchase	Equity shares (dual listed on JSE)	2,950	2,028.00	1,781.44

			Detail on AB InBev relevant securities		Price (US$)
Name	Date	Nature of dealing	Type	Number	High	Low
Barclays Capital Derivative Funding LLC	16 September 2014 – 15 December 2014	Sale	ADR	127,500	115.00	103.79
Barclays Capital Derivative Funding LLC	16 September 2014 – 15 December 2014	Purchase	ADR	55,100	112.69	103.85
Barclays Capital Derivative Funding LLC	16 December 2014 – 15 March 2015	Sale	ADR	67,900	126.89	108.93
Barclays Capital Derivative Funding LLC	16 December 2014 – 15 March 2015	Purchase	ADR	133,800	127.69	108.10
Barclays Capital Derivative Funding LLC	16 March 2015 – 15 June 2015	Sale	ADR	717,791	126.57	117.20
Barclays Capital Derivative Funding LLC	16 March 2015 – 15 June 2015	Purchase	ADR	727,791	126.57	117.20
Barclays Capital Derivative Funding LLC	16 June 2015 – 15 July 2015	Sale	ADR	20,400	127.05	117.78
Barclays Capital Derivative Funding LLC	16 June 2015 – 15 July 2015	Purchase	ADR	20,500	127.05	117.78
Barclays Capital Derivative Funding LLC	16 July 2015 – 15 August 2015	Sale	ADR	14,500	128.65	117.32
Barclays Capital Derivative Funding LLC	16 July 2015 – 15 August 2015	Purchase	ADR	14,100	128.65	117.32
Barclays Capital Derivative Funding LLC	16 August 2015 – 15 September 2015	Sale	ADR	44,900	117.32	105.88
Barclays Capital Derivative Funding LLC	16 August 2015 – 15 September 2015	Purchase	ADR	52,282	117.32	105.88
Barclays Capital Derivative Funding LLC	16 September 2015 – 22 August 2016	Sale	ADR	2,387,750	131.77	103.68
Barclays Capital Derivative Funding LLC	16 September 2015 – 22 August 2016	Purchase	ADR	2,405,587	131.77	103.68
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Purchase	Ordinary shares	283	113.55	106.05
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Sale	Ordinary shares	0	n/a	n/a
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Purchase	Ordinary shares	1,608	127.16	113.16
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	Ordinary shares	0	n/a	n/a
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	Ordinary shares	2,847	127.09	117.04
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	Ordinary shares	9,454	123.97	120.00
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	Ordinary shares	152	127.41	120.79
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Sale	Ordinary shares	19	121.97	120.54
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Purchase	Ordinary shares	426	123.74	119.52
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Sale	Ordinary shares	1,671	128.82	119.31
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Purchase	Ordinary shares	1,173	117.63	106.08
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Sale	Ordinary shares	317	112.02	107.17
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	Ordinary shares	202	108.65	105.40
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Ordinary shares	530	118.70	106.40
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Purchase	ADR	413,505	117.45	102.52
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Sale	ADR	1,025,820	117.45	102.60
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Purchase	ADR	380,898	128.19	106.62
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	ADR	1,163,146	127.98	106.62
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	ADR	447,687	127.57	117.11
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	ADR	705,249	127.59	117.02
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	ADR	184,424	128.02	116.00
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Sale	ADR	251,141	127.98	116.00
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Purchase	ADR	137,797	129.17	116.53
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Sale	ADR	274,417	129.16	116.78

BofA Merrill Lynch	16 August 2015 – 15 September 2015	Purchase	ADR	237,306	117.50	102.66
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Sale	ADR	496,508	117.53	102.72
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	ADR	262,528	119.03	103.28
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	ADR	618,096	119.05	103.34

			Detail on AB InBev relevant securities		Price (EUR)
Name	Date	Nature of dealing	Type	Number	High	Low
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	Ordinary shares	26,375,172	109.50	108.55
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Ordinary shares	6,432,968	108.55	108.55

			Detail on AB InBev relevant securities		Exercise Price (EUR)
							Option Price (EUR)
Name	Date	Nature of dealing	Type	Number	High	Low	High	Low
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	Call option	282,000	113.98	109.98	2.24	2.24
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Sale	Call option	124,000	96.27	96.27	2.53	2.53
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	Call option	22,000	101.58	101.58	3.55	3.55
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Call option	44,000	101.58	101.58	3.55	3.55
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Purchase	Put option	17	100.00	100.00	3.61	1.42
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	Put option	143	100.00	100.00	3.61	3.61
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	Put option	326,000	88.37	88.37	2.27	2.27

			Detail on AB InBev relevant securities		Exercise Price (US$)		Option Price (US$)
Name	Date	Nature of dealing	Type	Number	High	Low	High	Low
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Purchase	ADR call option	72,300	130.00	110.00	4.90	0.05
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Sale	ADR call option	11,600	130.00	110.00	4.00	0.05
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Purchase	ADR call option	163,200	160.00	110.00	9.30	0.05
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	ADR call option	24,400	135.00	110.00	7.61	0.05
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	ADR call option	101,100	150.00	120.00	6.20	0.30
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	ADR call option	31,200	160.00	110.00	13.00	0.03
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	ADR call option	70,400	155.00	120.00	8.90	0.20
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Sale	ADR call option	6,400	145.00	120.00	4.00	0.05
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Purchase	ADR call option	24,200	145.00	125.00	8.15	0.85
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Sale	ADR call option	20,800	140.00	125.00	3.99	0.05
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Purchase	ADR call option	28,400	150.00	110.00	8.50	0.13
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Sale	ADR call option	22,000	150.00	110.00	3.00	0.05
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	ADR call option	20,900	135.00	110.00	11.00	0.60
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	ADR call option	3,400	140.00	70.00	48.80	0.05
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Purchase	ADR put option	3,500	115.00	100.00	6.47	0.05
BofA Merrill Lynch	16 September 2014 – 15 December 2014	Sale	ADR put option	500	110.00	105.00	0.83	0.22
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Purchase	ADR put option	3,000	120.00	100.00	4.20	0.55
BofA Merrill Lynch	16 December 2014 – 15 March 2015	Sale	ADR put option	800	115.00	105.00	2.15	0.10
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Purchase	ADR put option	5,000	130.00	105.00	13.62	0.05
BofA Merrill Lynch	16 March 2015 – 15 June 2015	Sale	ADR put option	500	110.00	105.00	2.25	0.95
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Purchase	ADR put option	1,900	120.00	105.00	4.20	0.05
BofA Merrill Lynch	16 June 2015 – 15 July 2015	Sale	ADR put option	0	n/a	n/a	n/a	n/a
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Purchase	ADR put option	700	125.00	100.00	3.70	0.20
BofA Merrill Lynch	16 July 2015 – 15 August 2015	Sale	ADR put option	0	n/a	n/a	n/a	n/a
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Purchase	ADR put option	2,600	125.00	95.00	16.10	1.50
BofA Merrill Lynch	16 August 2015 – 15 September 2015	Sale	ADR put option	0	n/a	n/a	n/a	n/a
BofA Merrill Lynch	16 September 2015 – 22 August 2015	Purchase	ADR put option	3,900	130.00	90.00	21.10	0.15
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	ADR put option	0	n/a	n/a	n/a	n/a

			Detail on AB InBev relevant securities		Exercise Price (EUR)		Expiry Date
Name	Date	Nature of dealing	Type	Number	High	Low	High	Low
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Purchase	Forward contract	7,880,388	117.75	117.75	19 November 2015	19 November 2015
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Forward contract	26,375,172	109.50	108.55	19 November 2015	16 November 2015
BofA Merrill Lynch	16 September 2015 – 22 August 2015	Purchase	Swap contract	26,375,172	109.50	108.55	19 November 2015	16 November 2015
BofA Merrill Lynch	16 September 2015 – 22 August 2016	Sale	Swap contract	7,880,388	117.75	117.75	19 November 2015	19 November 2015

Newbelco

During the Disclosure Period:

5.5.7	Newbelco and the Newbelco Directors (including members of their immediate families, close relatives and related trusts) have not dealt in AB InBev relevant securities; and

5.5.8	none of the persons acting in concert with Newbelco has dealt in AB InBev relevant securities.

5.6	Interests in Newbelco relevant securities

SABMiller

5.6.1	As at the Disclosure Date, save as disclosed in paragraph 11 of Part II of this document, none of SABMiller, the SABMiller Directors (including members of their immediate families, close relatives and related trusts) or any persons acting in concert with SABMiller were interested in or had a right to subscribe for any Newbelco relevant securities.

AB InBev

5.6.2	As at the Disclosure Date, none of AB InBev, the AB InBev Directors (including members of their immediate families, close relatives and related trusts) or any persons acting in concert with AB InBev were interested in or had a right to subscribe for any Newbelco relevant securities.

Newbelco

5.6.3	As at the Disclosure Date, none of Newbelco, the Newbelco Directors (including members of their immediate families, close relatives and related trusts) or any persons acting in concert with Newbelco were interested in or had a right to subscribe for any Newbelco relevant securities.

5.7	Dealings in Newbelco relevant securities

SABMiller

Between the commencement of the UK Offer Period and the Disclosure Date:

5.7.1	save as disclosed in paragraph 11 of Part II of this document, SABMiller and the SABMiller Directors (including members of their immediate families, close relatives and related trusts) have not dealt in Newbelco relevant securities; and

5.7.2	none of the persons acting in concert with SABMiller have dealt in Newbelco relevant securities.

AB InBev

During the Disclosure Period:

5.7.3	AB InBev and the AB InBev Directors (including members of their immediate families, close relatives and related trusts) have not dealt in Newbelco relevant securities; and

5.7.4	none of the persons acting in concert with AB InBev has dealt in Newbelco relevant securities.

Newbelco

During the Disclosure Period:

5.7.5	Newbelco has not redeemed nor purchased any Newbelco relevant securities;

5.7.6	the Newbelco Directors (including members of their immediate families, close relatives and related trusts) have not dealt in Newbelco relevant securities; and

5.7.7	none of the persons acting in concert with Newbelco has dealt in Newbelco relevant securities.

5.8	General

Save as disclosed in this paragraph 5, as at the Disclosure Date:

5.8.1	none of:

(a)	any SABMiller Director or any connected person of any such director;

(b)	any other person acting in concert with SABMiller;

(c)	AB InBev;

(d)	any AB InBev Director or any connected person of such director;

(e)	any other person acting in concert with AB InBev;

(f)	Newbelco;

(g)	any Newbelco Director or any connected person of any such director; or

(h)	any other person acting in concert with Newbelco,

had any interest in, right to subscribe in respect of, or short position in respect of SABMiller relevant securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery;

5.8.2	none of:

(a)	SABMiller;

(b)	any SABMiller Director or any connected person of any such director;

(c)	any other person acting in concert with SABMiller;

(d)	any AB InBev Director or any connected person of such director;

(e)	any other person acting in concert with AB InBev;

(f)	Newbelco;

(g)	any Newbelco Director or any connected person of any such director; or

(h)	any other person acting in concert with Newbelco,

had any interest in, right to subscribe in respect of, or short position in respect of AB InBev relevant securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery;

5.8.3	none of:

(a)	SABMiller;

(b)	any SABMiller Director or any connected person of any such director;

(c)	any other person acting in concert with SABMiller;

(d)	AB InBev;

(e)	any AB InBev Director or any connected person of such director;

(f)	any other person acting in concert with AB InBev;

(g)	any Newbelco Director or any connected person of any such director; or

(h)	any other person acting in concert with Newbelco,

had any interest in, right to subscribe in respect of, or short position in respect of Newbelco relevant securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery;

5.8.4	none of SABMiller, AB InBev or Newbelco or any person acting in concert with SABMiller, AB InBev or Newbelco had borrowed or lent any SABMiller relevant securities (including any financial collateral arrangements), save for borrowed shares which have been either on-lent or sold;

5.8.5	none of SABMiller, AB InBev or Newbelco or any person acting in concert with SABMiller, AB InBev or Newbelco had borrowed or lent any AB InBev relevant securities (including any financial collateral arrangements), save for borrowed shares which have been either on-lent or sold;

5.8.6	none of SABMiller, AB InBev or Newbelco or any person acting in concert with SABMiller, AB InBev or Newbelco had borrowed or lent any Newbelco relevant securities (including any financial collateral arrangements), save for borrowed shares which have been either on-lent or sold;

5.8.7	save for the irrevocable undertakings described in paragraph 9 of this Part VIII of this document, none of SABMiller or any person acting in concert with SABMiller has any arrangement (as defined in paragraph 5.1 of this Part VIII) with any other person;

5.8.8	save for the irrevocable undertakings described in paragraph 9 of this Part VIII of this document, none of AB InBev or any person acting in concert with AB InBev has any arrangement (as defined in paragraph 5.1 of this Part VIII) with any other person; and

5.8.9	none of Newbelco or any person acting in concert with Newbelco has any arrangement (as defined in paragraph 5.1 of this Part VIII) with any other person.

6	Summary of rights attached to Restricted Newbelco Shares

Please refer to paragraph 15 of Part II of this document and Appendix V of this document for details of the rights attached to the Restricted Newbelco Shares.

7	Service contracts and letters of appointment of SABMiller Directors

7.1	Executive directors

The terms of the current service agreements of SABMiller’s executive directors are set out below.

7.1.1	Alan Clark (Chief Executive Officer)

(a)	Mr Clark is employed by SABMiller under a service contract dated and effective on 23 May 2013;

(b)	The service contract is terminable by either SABMiller or Mr Clark giving not less than 12 months’ written notice;

(c)	A summary of Mr Clark’s remuneration and other benefits is set out below:

(i)	gross base salary of £1,200,000 per annum (for the year ending 31 March 2017). The base salary is reviewed annually by SABMiller’s remuneration committee;

(ii)	30 days’ annual leave (plus normal English bank and public holidays);

(iii)	pension contribution of 30% of base salary, with amounts up to the annual and lifetime allowances contributed to the SABMiller plc UK Staff Pension Scheme;

(iv)	cash allowance of £17,150 per annum in lieu of a company car;

(v)	private medical cover (including dental insurance and long-term disability insurance);

(vi)	life assurance cover of four times annual salary;

(vii)	reimbursements of reasonable expenses properly incurred in the performance of his duties;

(viii)	enhanced sick pay for the first six months of a period of absence; and

(ix)	an annual beer allowance in accordance with SABMiller policy;

(d)	Mr Clark may, at SABMiller’s discretion, be entitled to participate in:

(i)	an annual short-term incentive plan which delivers a cash bonus on the achievement of group and personal performance objectives agreed by the remuneration committee; and

(ii)	SABMiller’s long term incentive plans;

(e)	In respect of early termination of the service contract, SABMiller may terminate Mr Clark’s service contract immediately if he:

(i)	commits an act of serious misconduct or a material breach of his service contract;

(ii)	becomes of unsound mind or bankrupt;

(iii)	is convicted of an offence relating to insider dealing or any other criminal offence, save for road traffic offences which do not affect his position as an employee of SABMiller;

(iv)	commits an act of dishonesty;

(v)	is involved in any conduct which impairs his or SABMiller’s reputation, prejudices SABMiller’s interests or impairs Mr Clark’s ability to perform his duties;

(vi)	is disqualified as a director or ceases to be a director of SABMiller for any reason other than at SABMiller’s request;

(vii)	breaches any code of conduct, rule or regulation or ceases to be registered with a regulatory body in the United Kingdom or elsewhere that he is required to be registered with for the performance of his duties; or

(viii)	is prevented by illness or otherwise from performing his duties for a period of six months within any 12 month period;

(f)	Where notice of termination has been served by either SABMiller or Mr Clark, SABMiller has the right to:

(i)	suspend Mr Clark from the performance of his duties and exclude him from any company premises; and

(ii)	make a lump sum payment to Mr Clark in lieu of his 12 months’ notice period, equivalent to the value of one year’s basic salary and the following contractual benefits: pensions contributions, car allowance, life assurance cover and private medical cover, excluding any bonus payments and long term incentive awards; and

(g)	Mr Clark’s service contract has not been amended within the six months preceding the date of this document.

7.1.2	Domenic De Lorenzo (Chief Financial Officer)

(a)	Mr De Lorenzo is employed by SABMiller under a service contract dated and effective on 23 July 2015;

(b)	The service contract is terminable by either SABMiller or Mr De Lorenzo giving not less than 12 months’ written notice;

(c)	A summary of Mr De Lorenzo’s remuneration and other benefits is set out below:

(i)	gross base salary of £715,000 per annum (for the year ending 31 March 2017). The base salary is reviewed annually by SABMiller’s remuneration committee;

(ii)	30 days’ annual leave (plus normal English bank and public holidays);

(iii)	pension contribution of 30% of base salary, with amounts up to the annual and lifetime allowances contributed to the SABMiller plc UK Staff Pension Scheme;

(iv)	cash allowance of £17,150 per annum in lieu of a company car;

(v)	private medical cover (including dental insurance and long-term disability insurance);

(vi)	life assurance cover of four times annual salary;

(vii)	reimbursements of reasonable expenses properly incurred in the performance of his duties;

(viii)	enhanced sick pay for the first six months of a period of absence; and

(ix)	an annual beer allowance in accordance with SABMiller policy;

(d)	Mr De Lorenzo may, at SABMiller’s discretion, be entitled to participate in:

(i)	an annual short-term incentive plan which delivers a cash bonus on the achievement of group and personal performance objectives agreed by the remuneration committee; and

(ii)	SABMiller’s long term incentive plans;

(e)	In respect of early termination of the service contract, SABMiller may terminate Mr De Lorenzo’s service contract immediately if he:

(i)	commits an act of serious misconduct or a material breach of his service contract;

(ii)	becomes of unsound mind or bankrupt;

(iii)	is convicted of an offence relating to insider dealing or any other criminal offence that is not a road traffic offence which affects his position as an employee of SABMiller;

(iv)	commits an act of dishonesty;

(v)	is involved in any conduct which impairs his or SABMiller’s reputation, prejudices SABMiller’s interests or impairs Mr De Lorenzo’s ability to perform his duties;

(vi)	is disqualified as a director or ceases to be a director of SABMiller for any reason other than at SABMiller’s request;

(vii)	breaches any code of conduct, rule or regulation or ceases to be registered with a regulatory body in the United Kingdom or elsewhere that he is required to be registered with for the performance of his duties; or

(viii)	is prevented by illness or otherwise from performing his duties for a period of six months within any 12 month period;

(f)	Where notice of termination has been served by either SABMiller or Mr De Lorenzo, SABMiller has the right to:

(i)	suspend Mr De Lorenzo from the performance of his duties and exclude him from any company premises; and

(ii)	make a payment to Mr De Lorenzo in lieu of his 12 months’ notice period, in equal monthly instalments in arrears, equivalent to the value of one year’s basic salary and the following contractual benefits: pensions contributions, car allowance, life assurance cover and private medical cover; and

(g)	Mr De Lorenzo’s service contract has not been amended within the six months preceding the date of this document.

7.1.3	The SABMiller Executive Directors have the benefit of the indemnity contained within the SABMiller Articles and pursuant to deeds of indemnity for certain liabilities they may incur as part of their duties as a director of SABMiller. Further, SABMiller purchases and maintains insurance for its directors to indemnify them against certain liabilities which they may incur in their capacity as directors or officers of SABMiller.

7.2	The Chairman and the SABMiller Non-Executive Directors

The terms of the letters appointing the SABMiller Non-Executive Directors are set out below.

7.2.1	The Chairman and the SABMiller Non-Executive Directors do not have service contracts but instead have letters of appointment and are subject to annual re-election by SABMiller’s shareholders in accordance with the UK Corporate Governance Code. Particulars of the letters of appointment and annual fees are set out below.

SABMiller Non-Executive Director	Effective date of appointment	Notice period from SABMiller	Notice period from Director	Annual fee(s) (2016 annual report)
Jan du Plessis	23 July 2015	12 months	12 months	£650,000
Mark Armour	1 May 2010	None	None	£135,000
Lesley Knox	19 May 2011	None	None	£133,000
Guy Elliott	1 July 2013	None	None	£150,000
Trevor Manuel	1 March 2015	None	None	£97,000	(1)
Dambisa Moyo	1 June 2009	None	None	£110,000
Helen Weir	19 May 2011	None	None	£117,000
Dinyar Devitre*	16 May 2007	None	None	£105,000
Dave Beran*	23 July 2015	None	None	£85,000
Geoffrey Bible*	1 August 2002	None	None	£97,000
Alejandro Santo Domingo Dávila**	9 November 2005	None	None	£85,000
Carlos Peréz Dávila**	9 November 2005	None	None	£85,000

Notes:

(1)	Trevor Manuel’s annual fees of £91,000 as set out in the 2016 annual report only includes 6 months’ fees for the Corporate Accountability and Risk Assurance Committee (which was the length of time Mr Manuel was a member of the Committee for the year ended 31 March 2016).
*	These individuals do not have letters of appointment as they are appointed under the terms of the relationship agreement entered into between SABMiller and Altria, as described in paragraph 10.3.3 of this Part VIII.

**	These individuals do not have letters of appointment as they are appointed under the terms of the relationship agreement entered into between SABMiller and BEVCO, as described in paragraph 10.3.2 of this Part VIII.

7.2.2	Remuneration of the SABMiller Non-Executive Directors consists solely of fees, as set out in the table above. Fees payable to the SABMiller Non-Executive Directors are reviewed periodically by the board.

7.2.3	The SABMiller Non-Executive Directors do not participate in any of the SABMiller Group’s pension schemes or in any of the SABMiller Group’s commission, profit-sharing, bonus, share option or other incentive schemes.

7.2.4	Upon termination of their appointment (howsoever arising), the SABMiller Non-Executive Directors are not entitled to any compensation for loss of office save for Mr du Plessis (the Chairman), who has a contractual entitlement to payment in lieu of his 12 months’ notice period, and will only be entitled to such fees as have accrued up to the termination date and reimbursement of expenses properly incurred before that date.

7.2.5	The SABMiller Non-Executive Directors have the benefit of the indemnity contained within the SABMiller Articles and pursuant to deeds of indemnity for certain liabilities they may incur as part of their duties as a director of SABMiller. Further, SABMiller purchases and maintains insurance for its directors to indemnify them against certain liabilities which they may incur in their capacity as directors or officers of SABMiller.

7.2.6	The letters appointing the SABMiller Non-Executive Directors have not been amended within the six months preceding the date of this document.

8	AB InBev Directors’ and Newbelco Directors’ emoluments

All the AB InBev Directors shall cease to be AB InBev Directors on Completion, when AB InBev is dissolved by operation of Belgian law. It is expected that at the Newbelco General Meeting, certain AB InBev Directors will be appointed as Newbelco Directors with effect from closing of the Belgian Offer. Only AB InBev Directors who are so appointed shall become Newbelco Directors with effect from closing of the Belgian Offer. The fees of such Newbelco Directors for the performance of their mandate shall be payable by Newbelco.

Any fees which are payable by AB InBev to the AB InBev Directors for the performance of their mandate as AB InBev Directors before Completion and which remain outstanding on Completion will become payable by Newbelco instead of AB InBev with effect from Completion. The Transaction will not have any other effect on the emoluments of the AB InBev Directors or the Newbelco Directors.

9	Irrevocable undertakings

9.1	SABMiller Directors

The SABMiller Directors who have interests in SABMiller Shares have irrevocably undertaken to vote (or to procure, or to use reasonable endeavours to procure, the vote) in favour of the UK Scheme and the SABMiller Resolution in respect of all the SABMiller Shares of which they are the beneficial holders or in which they are interested totalling 663,336 SABMiller Shares, representing approximately 0.04% of SABMiller’s issued ordinary share capital at the close of business on 22 August 2016 (being the latest practicable date prior to the publication of this document).

The irrevocable undertaking from Alan Clark has been provided in respect of the SABMiller Shares held by The Clark Family Trust. Alan Clark has agreed to use reasonable endeavours to procure that the trustee of The Clark Family Trust complies with the provisions of the irrevocable undertaking, it being acknowledged that Alan Clark has no power to direct or control any actions by the trustee.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but will cease to be binding if and on the date on which the Transaction is withdrawn or lapses in accordance with its terms.

9.2	SABMiller Shareholders

AB InBev has also received irrevocable undertakings from Altria and BEVCO, the largest shareholders in SABMiller, to vote in favour of the UK Scheme (or to consent to be bound by the UK Scheme) and the SABMiller Resolution in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 Scheme Shares respectively, representing in aggregate approximately 40.33% of SABMiller’s issued ordinary share capital at the close of business on 22 August 2016 (being the latest practicable date prior to the publication of this document).

In addition, Altria and BEVCO have irrevocably undertaken to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 Scheme Shares respectively. If Elections for the Partial Share Alternative are scaled back as described in paragraph 12 of Part II of this document, Elections made by or on behalf of Altria and BEVCO (and their nominees, if any) will be scaled back on the same basis as other SABMiller Shareholders.

9.3	Altria

On 11 November 2015, AB InBev entered into an irrevocable undertaking with Altria (the “Altria Irrevocable”), pursuant to which Altria has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller Shares.

Pursuant to the terms of the Altria Irrevocable, Altria is permitted to pledge its holding of SABMiller Shares in the period prior to Completion provided that the relevant pledgee (meaning the beneficiary of a pledge) provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the Altria Irrevocable (or such other form as AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and Altria dated 11 November 2015 entered into in connection with the Altria Irrevocable, AB InBev has given its prior consent to Altria creating pledges (at any time and from time to time prior to the fifth anniversary of Completion) over any Restricted Newbelco Shares held by Altria after Completion, such consent being binding on Newbelco.

The Altria Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	18 months from the date of the Altria Irrevocable (or such later date as may be agreed by Altria);

(b)	if AB InBev publicly announces (with the consent of the Panel) that it does not intend to proceed with the Transaction and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced at the same time;

(c)	if the UK Scheme is withdrawn or lapses in accordance with its terms and no new, revised or replacement UK Scheme to which the Altria Irrevocable applies is publicly announced in its place or at the same time;

(d)	if the Newbelco Resolution to adopt the Newbelco Articles with effect from the closing of the Belgian Offer is not passed, or is amended or revoked prior to the UK Scheme becoming Effective;

(e)	if there is an increase in the Cash Consideration and Altria has not given its consent to such increase in circumstances where the cash element of the Partial Share Alternative is not increased by an equal (or greater) amount;

(f)	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

(g)	on written notice from Altria, if: (i) changes are made to the Proposed Structure (including the provisions set out in paragraphs 10, 11, 12 and 14 of the Announcement and Appendix 6 of the Announcement or Schedule 3 of the Co-operation Agreement); or (ii) AB InBev agrees to, permits or in any way facilitates any action by SABMiller that would constitute “frustrating action” under Rule 21.1 of the City Code with respect to the Transaction, in each case other than with the consent of Altria and which would be reasonably expected to have certain material adverse effects on Altria; or

(h)	on written notice from Altria, if AB InBev fails to deliver six business days prior to the UK Scheme Court Meeting and SABMiller General Meeting the certification it is required to deliver on such dates pursuant to the Tax Matters Agreement.

In the event that the Altria Irrevocable ceases to be binding in accordance with paragraphs (g) and (h) above, Altria is required to vote against the UK Scheme and the SABMiller Resolution in respect of its entire beneficial holding of SABMiller Shares. As a result of Altria’s holding of SABMiller Shares, this requirement would be expected to result in the UK Scheme not becoming Effective.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and Altria has consented to such election, the provisions of the Altria Irrevocable will apply to such UK Offer mutatis mutandis.

On 25 July 2016, Altria and AB InBev entered into a deed confirming Altria’s consent and agreement to (i) the increase in amount of the Cash Consideration; (ii) the increase in the amount of the cash element of the Partial Share Alternative; and (iii) the Altria Irrevocable remaining in full force and effect.

On the date of this document, Altria entered into a deed confirming Altria’s consent to appear by counsel at the UK Scheme Court Sanction Hearing and for counsel to undertake, on Altria’s behalf, to be bound by the UK Scheme in its capacity as a holder of Scheme Shares, subject to the terms of the Altria Irrevocable.

9.4	BEVCO

On 11 November 2015, AB InBev entered into an irrevocable undertaking with BEVCO (the “BEVCO Irrevocable”), pursuant to which BEVCO has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of its entire beneficial holding of SABMiller Shares.

BEVCO had 83,288,000 SABMiller Shares pledged as at the date of the BEVCO Irrevocable. Pursuant to the terms of the BEVCO Irrevocable, BEVCO is permitted to pledge additional SABMiller Shares in the period prior to Completion provided that the relevant pledgee provides an undertaking in favour of AB InBev which provides, in all material respects, equivalent undertakings to AB InBev as those undertakings set out in the BEVCO Irrevocable (or such other form as AB InBev may agree). In addition, pursuant to the terms of a letter of consent between AB InBev and BEVCO dated 11 November 2015 entered into in connection with the BEVCO Irrevocable, AB InBev has given its prior consent to BEVCO or any of its Affiliates creating pledges over any Restricted Newbelco Shares held by BEVCO or any of its Affiliates from closing of the Belgian Offer, such consent being binding on Newbelco.

The BEVCO Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	in respect of the Pledged Shares (as defined in the BEVCO Irrevocable) and in relation to certain undertakings in the BEVCO Irrevocable only, in the event of a foreclosure event;

(b)	if the UK Scheme does not become Effective by the date falling eighteen months from the date of the BEVCO Irrevocable (or such later date as may be agreed by BEVCO);

(c)	if AB InBev publicly announces (with the consent of the UK Panel) that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced at the same time);

(d)	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the BEVCO Irrevocable applies) is publicly announced in its place or at the same time);

(e)	on written notice from BEVCO if the Altria Irrevocable:

(i)	lapses in accordance with its terms; or

(ii)	is varied or waived such that (in aggregate) there are commitments in force from or on behalf of holders of SABMiller Shares or Initial Newbelco Shares (excluding BEVCO’s holding of SABMiller Shares or Initial Newbelco Shares) to elect for the Partial Share Alternative in respect of less than 400,000,000 SABMiller Shares;

(f)	on written notice from BEVCO, if a relevant change to the structure of the Transaction (as set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Announcement and Schedule 3 of the Co-operation Agreement) is publicly announced or published in any Transaction Document (as defined in the BEVCO Irrevocable) and BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from relevant Secured Parties (as defined in the BEVCO Irrevocable)) confirming that there has been or that it is expected there would be a Material Pledge Enforcement Event (as defined in the BEVCO Irrevocable) as a result of the proposed structure change if the Transaction were to be implemented in the manner contemplated by the proposed structure change (any such change to the structure of the Transaction, whether or not required by applicable law, regulation or any applicable regulatory authority, being a “Relevant Structure Change”) and the Relevant Structure Change is not required by applicable law, regulation (including the City Code) or any applicable regulatory authority (including the Panel or FSMA); or

(g)	on written notice from BEVCO, if a Relevant Structure Change is required by applicable law, regulation (including the City Code) or any applicable regulatory authority (including the Panel or FSMA)), provided that (other than in respect of the Current Pledged Shares (as defined in the BEVCO Irrevocable)), the obligation to elect for the Partial Share Alternative (and certain other obligations, but not the undertaking to vote in favour of the SABMiller Resolution) will remain binding.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the BEVCO Irrevocable will apply to such UK Offer mutatis mutandis.

On 26 July 2016, BEVCO and AB InBev entered into a deed confirming BEVCO’s consent and agreement to: (i) the increase in the amount of the Cash Consideration; (ii) the increase in the amount of the cash element of the Partial Share Alternative; and (iii) the BEVCO Irrevocable remaining in full force and effect.

On the date of this document, BEVCO entered into a deed confirming BEVCO’s consent to appear by counsel at the UK Scheme Court Sanction Hearing and for counsel to undertake, on BEVCO’s behalf, to be bound by the UK Scheme in its capacity as a holder of Scheme Shares, subject to the terms of the BEVCO Irrevocable.

On 5 August 2016, AB InBev entered into a supplemental irrevocable undertaking with BEVCO (the “BEVCO Supplemental Irrevocable”) pursuant to which, in respect of the undertakings in the BEVCO Irrevocable that might cease to be binding upon the occurrence of an event entitling DB to take an Enforcement Action (as defined below), equivalent undertakings have been provided by BEVCO in respect of the Deutsche Bank Pledged Shares (as defined below) covering the period from the occurrence of an event entitling DB to take an Enforcement Action (as defined below) until the occurrence of an Enforcement Action (as defined below). The undertakings and obligations contained in the BEVCO Irrevocable remain in full force and effect.

The BEVCO Supplemental Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	if the BEVCO Irrevocable lapses or ceases to be effective in accordance with its terms;

(b)	in respect of the Existing Deutsche Bank Pledged Shares (as defined below), if there is an Applicable Structure Change (as defined below); or

(c)	in respect of the Further Deutsche Bank Pledged Shares (as defined below) and in relation to the undertaking to vote in favour of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change.

9.5	Deutsche Bank

As at 11 November 2015, BEVCO had pledged 18,000,000 SABMiller Shares to DB (the “Existing Deutsche Bank Pledged Shares”).

On 5 August 2016, in connection with the pledge by BEVCO of an additional 10,000,000 SABMiller Shares to DB (the “Further Deutsche Bank Pledged Shares” and together with the Existing Deutsche Bank Pledged Shares, the “Deutsche Bank Pledged Shares”), AB InBev entered into an irrevocable undertaking with DB (the “Deutsche Bank Irrevocable”) pursuant to which DB has irrevocably undertaken to vote in favour of the Transaction and to elect for the Partial Share Alternative in respect of the Deutsche Bank Pledged Shares following the taking of any enforcement action by DB under the pledge arrangements relating to the Deutsche Bank Pledged Shares (any such action, an “Enforcement Action”).

The Deutsche Bank Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	if AB InBev publicly announces that it does not intend to proceed with the Transaction (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced at the same time);

(b)	if the UK Scheme is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK Scheme (to which the Deutsche Bank Irrevocable applies) is publicly announced in its place or at the same time);

(c)	if the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable lapse or cease to be effective in accordance with their respective terms;

(d)	on Completion;

(e)	if the UK Scheme does not become Effective by the date falling eighteen months from the date of the Announcement (or such later date as may be agreed by AB InBev, SABMiller and BEVCO);

(f)

in respect of the Existing Deutsche Bank Pledged Shares, if: (i) a relevant change is made to the structure of the Transaction (as set out in paragraphs 10, 11 and 12 of, and Appendix 6 to, the Announcement (as supplemented by the Revised Announcement) and Schedule 3 of the Co-operation Agreement); (ii) the change is required by applicable law, regulation (including the City Code) or applicable regulatory authority (including the Panel or BFSMA); and (iii) BEVCO provides AB InBev with written notice (countersigned or accompanied by notices from relevant Secured Parties (as defined in the BEVCO Irrevocable)) confirming that there has been or that it is expected there would be a Material Pledge Enforcement Event (as defined in the BEVCO Irrevocable) as a result of the proposed structure change if the Transaction were to be implemented in the manner contemplated by the proposed structure change (any such change in accordance with (i), (ii) and (iii) above, an “Applicable Structure Change”);

(g)	in respect of the Further Deutsche Bank Pledged Shares and in relation to the undertaking to vote in favour of the Transaction (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change;

(h)	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are released from the relevant security arrangement in favour of DB;

(i)	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are, prior to the completion of the Transaction, transferred to an Acceptable Transferee (as defined in the Deutsche Bank Irrevocable) in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev to vote in favour of the Transaction at the relevant court and shareholder meetings and to elect for the Partial Share Alternative in respect of the relevant Deutsche Bank Pledged Shares it acquires in the form set out as an appendix to the Deutsche Bank Irrevocable; or

(j)	in respect of any Deutsche Bank Pledged Shares to the extent that Deutsche Bank transfers, prior to the completion of the Transaction, all or part of its interest in the loan facility secured by the Deutsche Bank Pledged Shares and simultaneously transfers its security interest in such Deutsche Bank Pledged Shares to an Acceptable Transferee in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev in substantially the same form as the Deutsche Bank Irrevocable.

In the event that AB InBev elects to implement the Transaction by way of a UK Offer (rather than the UK Scheme) and BEVCO has consented to such election, the provisions of the Deutsche Bank Irrevocable will apply to such UK Offer mutatis mutandis.

9.6	AB InBev Shareholders

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS and BRC, who as at 22 August 2016 (being the latest practicable date prior to the publication of this document) collectively hold the voting rights in respect of approximately 52% of the issued share capital of AB InBev, to vote in favour of the AB InBev Resolutions at the AB InBev General Meeting. The irrevocable undertakings from EPS and BRC do not prevent EPS or BRC from disposing of their voting rights in AB InBev. As at 22 August 2016 (being the latest practicable date prior to the publication of this document) EPS and BRC respectively hold the voting rights in respect of approximately 8.10% and 2.34% of the issued share capital of AB InBev.

These irrevocable undertakings remain binding if a higher competing offer for SABMiller is made but cease to be binding:

(a)	18 months from the date of the Announcement (or such later date as may be agreed by the AB InBev Reference Shareholder, EPS or BRC (as applicable));

(b)	on the date on which the UK Scheme lapses or is withdrawn in accordance with its terms and no new, revised or replacement UK Scheme has been announced in its place or at the same time;

(c)	fourteen days following the date of the successful implementation of the Transaction in accordance with its terms;

(d)	if the Newbelco Resolutions to (i) adopt the Newbelco Articles or (ii) appoint the new board of directors of Newbelco, in each case with effect from the closing of the Belgian Offer, are not passed; or

(e)	if the Newbelco Resolutions in paragraph (d) above are revoked or amended prior to the UK Scheme becoming Effective.

10	Material contracts

10.1	Material contracts of AB InBev

Save as disclosed below and in paragraph 11 of this Part VIII, no member of the AB InBev Group has, during the period beginning on 16 September 2013 (being the date two years before the commencement of the UK Offer Period) and ending on 22 August 2016 (being the latest practicable date prior to the publication of this document), entered into any material contract otherwise than in the ordinary course of business.

10.1.1	Tax Matters Agreement

On 11 November 2015, AB InBev entered into a tax matters agreement with Altria (as amended from time to time, the “Tax Matters Agreement”), pursuant to which AB InBev (and, after Completion, Newbelco) will provide assistance and co-operation to, and will give certain representations and undertakings to, Altria in relation to certain matters that are relevant to Altria under US tax legislation, including the structure and implementation of the Transaction.

In particular, AB InBev gives certain representations as to the structure and implementation of the Transaction that support the giving of opinions by Altria’s U.S. counsel that (i) the “Reorganization”, as defined in the Tax Matters Agreement (being collectively the transfer of the Scheme Shares from the Scheme Shareholders to Newbelco, the issue of the Initial Newbelco Shares to the Scheme Shareholders, the registration of the Scheme Shareholders as Newbelco Shareholders in the share register of Newbelco, the re-registration of SABMiller as a private limited company and the check the box election) and (ii) the reclassification and consolidation of Initial Newbelco Shares into Restricted Newbelco Shares, will qualify as tax-free reorganisations for U.S. Federal income tax purposes (the “Tax Opinions”).

If Altria is unable to obtain the Tax Opinions from its U.S. counsel as a result of a change in law or an action taken by SABMiller, in certain circumstances an alternative set of representations may be given by AB InBev, which support the characterisation of the transfer of the Scheme Shares from the Scheme Shareholders to Newbelco and the issue of the Initial Newbelco Shares to the Scheme Shareholders (without the check the box election) and the Belgian Merger (together) as a transaction that will qualify for non-recognition of gain and loss for U.S. Federal income tax purposes under section 351 of the United States Internal Revenue Code.

If certain of AB InBev’s representations or undertakings are breached, including, potentially, because the structure of the Transaction is required to be amended, AB InBev (and, after Completion, Newbelco) may be required to indemnify Altria for certain tax costs it may incur in relation to the Transaction.

The Tax Matters Agreement sets out the framework for ongoing co-operation between AB InBev and Altria after Completion in relation to certain matters that are relevant to Altria under U.S. tax legislation. The Tax Matters Agreement provides that, upon Completion, the existing tax matters agreement in place between Altria and SABMiller (as described in paragraph 10.3.1 below) will be terminated.

On 25 August 2016, AB InBev and Altria entered into an amended and restated Tax Matters Agreement, in order to make certain adjustments to the representations as to the structure and implementation of the Transaction to reflect additional details that have developed since 11 November 2015.

Under the terms of the Transaction, as stated in the Announcement, any Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Tax Matters Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(a)	it is a United States corporation;

(b)	it owns (or is deemed to own for US Federal income tax purposes) no less than five per cent. of the Scheme Shares; and

(c)	it owns (or is deemed to own for US Federal income tax purposes) no less than ten per cent. of the Restricted Newbelco Shares at Completion.

10.1.2	Information Rights Agreement

AB InBev and Altria entered into an information rights agreement on 11 November 2015 (the “Information Rights Agreement”), pursuant to which Newbelco will share certain information to enable Altria to comply with its financial reporting, financial controls and financial planning requirements as they apply to Altria’s investment in Newbelco. Upon Completion, this Information Rights Agreement will replace the existing relationship agreement that is in place between Altria and SABMiller (as described in paragraph 10.3.3 below).

Under the terms of the Transaction, as stated in the Announcement, any Scheme Shareholder other than Altria will be entitled, from Completion, to enter into an agreement with Newbelco on substantially the same terms as the Information Rights Agreement, provided that it is able to demonstrate to the reasonable satisfaction of the Newbelco Board that it meets the following criteria:

(a)	it will be the sole legal and beneficial holder of no less than 10% of the share capital of Newbelco in issue from time to time;

(b)	for the purposes of its financial reporting it accounts for its shareholding in Newbelco on the basis of the equity method of accounting in accordance with US GAAP; and

(c)	it is a US listed company subject to the reporting requirements under the US Exchange Act and section 404 of the Sarbanes-Oxley Act of 2002.

10.1.3	Molson Coors Purchase Agreement

On 11 November 2015, Molson Coors entered into the Molson Coors Purchase Agreement with AB InBev pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors, a joint venture between SABMiller and Molson Coors, and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the US for an aggregate purchase price of US$12.0 billion in cash, subject to certain adjustments as described in the Molson Coors Purchase Agreement (such transaction, the “MillerCoors Divestiture”). Following the closing of the MillerCoors Divestiture, Molson Coors will directly or indirectly own 100% of the outstanding equity interests of MillerCoors.

On 20 July 2016, the U.S. Department of Justice approved the Transaction. As part of the U.S. Department of Justice’s consent decree, AB InBev agreed to the MillerCoors Divestiture subject to the successful closing of the Transaction. The terms of the consent decree formalise prior commitments made by AB InBev’s subsidiary Anheuser-Busch Companies LLC, including that Anheuser-Busch Companies LLC (i) will not acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through AB InBev-controlled distributorships in the U.S., and (ii) will not terminate any wholesalers as a result of the combination with SABMiller. In addition, certain aspects of AB InBev’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

The completion of the MillerCoors Divestiture is subject to the following closing conditions:

(a)	the absence of any applicable and material law or government order prohibiting the consummation of the MillerCoors Divestiture or making it illegal; and

(b)	Completion.

AB InBev and Molson Coors have agreed to use reasonable best efforts to consummate and make effective the MillerCoors Divestiture, including with respect to obtaining regulatory consents and approvals as described in the Molson Coors Purchase Agreement. AB InBev’s obligation to use such efforts is subject to the limitations set forth in the Co-operation Agreement, and Molson Coors’ obligation to agree to divestitures or other remedies to obtain regulatory consents and approvals is subject to certain limitations set forth in the Molson Coors Purchase Agreement.

Molson Coors has arranged committed debt financing to fund its acquisition of SABMiller’s interest in MillerCoors and the related fees and expenses. Pursuant to the Molson Coors Purchase Agreement, Molson Coors has agreed to customary covenants to obtain its financing, and AB InBev has agreed to use its reasonable best efforts to cause SABMiller to provide reasonable co-operation with Molson Coors in Molson Coors’ efforts to obtain its financing. There is no financing condition to the MillerCoors Divestiture.

The Molson Coors Purchase Agreement may be terminated by the mutual written consent of Molson Coors and AB InBev or by either party if the MillerCoors Divestiture has not closed before 11 November 2016, subject to an automatic extension for six months if all regulatory approvals necessary to consummate the MillerCoors Divestiture and the Transaction have not been obtained. The Molson Coors Purchase Agreement will automatically terminate if the Transaction has been withdrawn or has lapsed, except for certain withdrawals or lapses in connection with a change in the structure of the Transaction. In the event that the Molson Coors Purchase Agreement is terminated as a result of the Transaction having been withdrawn or lapsed as described in the Molson Coors Purchase Agreement, AB InBev has agreed to reimburse Molson Coors for certain out-of-pocket expenses incurred in connection with the MillerCoors Divestiture.

AB InBev has agreed to indemnify Molson Coors for losses arising out of: (i) certain breaches of representations, warranties, covenants and agreements of AB InBev contained in the Molson Coors Purchase Agreement; (ii) all liabilities of AB InBev, SABMiller and any of their respective affiliates that are not expressly assumed by Molson Coors in the MillerCoors Divestiture; and (iii) certain other liabilities (including in connection with actions required to be taken by Molson Coors to obtain necessary regulatory consents and approvals). AB InBev’s indemnification obligations arising from breaches of its representations and warranties in the Molson Coors Purchase Agreement survive for twenty-four months after closing of the MillerCoors Divestiture and are subject to a US$5 million deductible and a US$750 million cap.

AB InBev has agreed to provide certain transition services to Molson Coors, including producing certain Miller-branded products in specified countries outside the US for three years and providing certain other transition services for one year following the closing of the MillerCoors Divestiture. AB InBev has also agreed to enter into amendments to certain existing agreements between SABMiller and its affiliates and MillerCoors in respect of the license and/or supply of certain brands owned by SABMiller and distributed by MillerCoors in the US and Puerto Rico, including granting perpetual licences to such brands to MillerCoors and committing to supply product to MillerCoors under those brands for three years (plus two one-year extensions at Molson Coors’ election).

The Molson Coors Purchase Agreement also contains other customary representations, warranties and covenants by each party that are subject, in some cases, to specified exceptions and qualifications contained in the Molson Coors Purchase Agreement.

On 25 March 2016, AB InBev and Molson Coors entered into Amendment No. 1 (“Amendment No. 1”) to the Molson Coors Purchase Agreement, pursuant to which AB InBev and Molson Coors: (i) agreed to include in the MillerCoors Divestiture certain rights and assets relating to MillerCoors and SABMiller’s business operations in the US that were intended to be included in the MillerCoors Divestiture but were unintentionally omitted from the Molson Coors Purchase Agreement; (ii) clarified the process by which AB InBev and Molson Coors will seek certain third-party consents, approvals and assignments in connection with the MillerCoors Divestiture; (iii) clarified the inapplicability of certain restrictions on SABMiller’s portfolio of Miller brands outside the US; and (iv) made certain acknowledgements to each other with respect to their respective pre-closing undertakings. In addition, in Amendment No. 1, Molson Coors irrevocably waived: (i) its right prior to closing to require AB InBev to provide certain audited financial statements for SABMiller’s portfolio of Miller brands, subject to certain exceptions; and (ii) its right to elect not to acquire the assets primarily related to SABMiller’s portfolio of Miller brands outside of the US.

On 18 May 2016, AB InBev, SABMiller and Molson Coors entered into an employee side letter which sets out certain procedures and restrictions for employee-related matters in connection with the MillerCoors Divestiture.

10.1.4	2015 Senior Facilities Agreement

As further described in paragraph 17 of Part II of this document, on 28 October 2015, AB InBev entered into the US$75.0 billion 2015 Senior Facilities Agreement. As of 31 December 2015, the facilities available under the 2015 Senior Facilities Agreement were undrawn and, on 27 January 2016, following the debt capital markets issuances referred to in paragraph 17 of Part II of this document, AB InBev cancelled US$42.5 billion of the available commitments under the 2015 Senior Facilities Agreement. On 4 April 2016, AB InBev voluntarily cancelled the remaining US$12.5 billion of Term Facility A, as permitted under the terms of the 2015 Senior Facilities Agreement, as a result of the bond issuance of 29 March 2016. Accordingly, as of the date of this document, the total committed amount under the 2015 Senior Facilities Agreement is US$20.0 billion.

10.2	Material contracts of SABMiller

Save as disclosed below and in paragraph 11 of this Part VIII of this document, no member of the SABMiller Group has, during the period beginning on 16 September 2013 (being the date two years before the commencement of the UK Offer Period) and ending on 22 August 2016 (being the latest practicable date before the date of this document), entered into any material contract otherwise than in the ordinary course of business.

10.2.1	Pan-African Coke bottling transaction implementation agreement

On 27 November 2014, SABMiller entered into a transaction implementation agreement (as amended on 1 July 2016, the “TIA”) with The Coca-Cola Company (“TCCC”) and Gutsche Family Investments Proprietary Limited, to set out the basis on which each of those parties agreed to consolidate certain of their respective non-alcohol ready to drink beverage (“NARTD”) bottling businesses in Africa under a company called Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”) in which SABMiller has a controlling interest. The TIA sets out the steps in terms of which the CCBA transaction was implemented, as well as the warranties and indemnities given by each party in respect of the businesses that it is contributing to CCBA.

The TIA also sets out the various conditions to completion of the transaction, which have now been fulfilled and the transaction accordingly completed on and with effect from 2 July 2016.

Under a separate but inter-conditional asset sale agreement entered into contemporaneously with the TIA, SABMiller agreed to sell to TCCC certain NARTD brands, including certain water brands and SABMiller’s Appletiser and related brands. This transaction also completed on and with effect from 2 July 2016. These brands, along with the various TCCC brands, are bottled by CCBA following completion of the CCBA transaction.

The relationship between the shareholders of CCBA is governed by a shareholders agreement that came into effect on 2 July 2016. The shareholders’ agreement contains customary provisions including provisions relating to governance matters, economic rights and share transfers, as well as certain rights in the event of a change of control of SABMiller or TCCC. SABMiller was at completion of the CCBA transaction, and remains as of the date hereof, the controlling shareholder of CCBA, subject to various minority protections.

10.3	Existing arrangements with SABMiller Shareholders

10.3.1	Altria tax matters agreement

On 30 May 2002, SABMiller and Altria entered into a tax matters agreement to regulate the conduct of tax matters between them with regard to the acquisition of the Miller group of companies and to allocate responsibility for contingent tax costs. SABMiller agreed to indemnify Altria against any taxes, losses, liabilities and costs that Altria incurs arising out of or in connection with a breach by SABMiller of any representation, agreement or covenant in the tax matters agreement, subject to certain exceptions. This agreement will be terminated on Completion. See paragraph 10.1.1 above for details of the new Tax Matters Agreement entered into between AB InBev and Altria.

10.3.2	BEVCO Relationship Agreement

On 12 October 2005, upon completion of a transaction which resulted in SABMiller holding a controlling interest in Bavaria S.A., SABMiller and BEVCO LLC entered into a relationship agreement to regulate certain aspects of the relationship between SABMiller and BEVCO. Under this agreement, BEVCO has the right to nominate two representatives as non-executive directors of SABMiller, subject to the level of its economic interest in SABMiller. The agreement has no fixed term but ceases to apply if BEVCO no longer has the right to nominate any representatives as non-executive directors of SABMiller. This agreement will terminate upon Completion.

See paragraph 15 of Part II and Appendix V of this document for details of the rights which holders of Restricted Newbelco Shares (including BEVCO) will have to nominate directors to the board of Newbelco.

10.3.3	Altria Relationship Agreement

Also on 12 October 2005, the pre-existing relationship agreement between SABMiller and Altria was amended, pursuant to an amended and restated relationship agreement, which granted Altria the right to nominate the same number of representatives for appointment as non-executive directors of SABMiller at the same levels of economic interest as BEVCO, and ensured a degree of equality of treatment between Altria and BEVCO as significant non-portfolio shareholders of SABMiller. Under this agreement, Altria has the right to nominate three representatives as non-executive directors of SABMiller, subject to the level of its economic interest in SABMiller, and any disposals of shares in SABMiller are subject to orderly market arrangements. The agreement has no fixed term but ceases to apply if Altria no longer has the right to nominate any representatives as non-executive directors of SABMiller. This agreement will terminate upon Completion. See paragraph 15 of Part II and Appendix V of this document for details of the rights which holders of Restricted Newbelco Shares (including Altria) will have to nominate directors to the board of Newbelco, and paragraph 10.1.2 of this Part VIII above for details of the Information Rights Agreement entered into between AB InBev and Altria.

11	Offer-related arrangements

11.1	Confidentiality Agreements

AB InBev and SABMiller have entered into a mutual confidentiality agreement dated 14 October 2015, amended by a deed of amendment dated 15 June 2016, pursuant to which each of AB InBev and SABMiller has undertaken, among other things, to keep certain information relating to the Transaction and the other party confidential and not to disclose it to third parties (other than to authorised recipients) unless required by law or regulation. These confidentiality obligations will remain in force following Completion.

AB InBev and SABMiller have also entered into a regulatory clean team confidentiality agreement dated 10 November 2015 which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of merger control and any other competition law and regulatory clearance matters in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a common-interest, confidentiality and joint defence agreement dated 11 November 2015, the purpose of which is to ensure that the exchange and disclosure of certain materials relating to the parties and between their respective legal counsel preserves the confidentiality of such materials and does not result in a waiver of any privilege, right or immunity that might otherwise be available.

AB InBev and SABMiller have also entered into a disposals clean team confidentiality agreement dated 26 November 2015 which sets out how any confidential information that is competitively sensitive can be disclosed, used or shared for the purposes of scoping and organising disposals required or pertinent for the regulatory clearances in connection with the Transaction.

In addition, AB InBev and SABMiller have entered into a convergence planning clean team agreement dated 29 February 2016 which sets out measures, safeguards and an information sharing protocol to ensure compliance of the integration process with applicable competition laws.

AB InBev and SABMiller also entered into a separation clean team agreement on 8 March 2016, for the purpose of setting up an antitrust-compliant process for accessing commercially sensitive information in respect of the PGM Business. A related confidentiality agreement was executed on 30 March 2016 between SABMiller, AB InBev and Asahi for the purpose of setting up an antitrust-compliant process for providing Asahi with access to commercially sensitive information in respect of the PGM Business.

AB InBev and Molson Coors have also entered into a confidentiality agreement dated 18 October 2015 pursuant to which AB InBev has undertaken, among other things, to keep certain information related to the MillerCoors Divestiture confidential and not to disclose it to third parties (other than to authorised representatives) unless required by law or regulation. These confidentiality obligations will remain in force for two years from the date the confidentiality agreement was signed.

In addition, AB InBev and Molson Coors have entered into a clean team confidentiality agreement dated 27 October 2015 which sets out how competitively sensitive and highly confidential information can be disclosed, used or shared for the purpose of performing due diligence and valuation work for the MillerCoors Divestiture.

AB InBev, SABMiller and Molson Coors have also entered into a clean team confidentiality agreement dated 9 February 2016 which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of planning for certain transitional services and documenting commercial agreements in connection with the Transaction and the MillerCoors Divestiture. Asahi has entered into a joinder to this clean team confidentiality agreement dated 15 March 2016 which adds Asahi to the clean team confidentiality agreement for the purpose of documenting certain commercial agreements in connection with the acquisition by Asahi of the PGM Business and the MillerCoors Divestiture.

In addition, AB InBev, SABMiller and Molson Coors have entered into a clean team confidentiality agreement dated 19 April 2016 which sets out how competitively sensitive and confidential information can be disclosed, used or shared for the purpose of documenting certain transitional services and conducting integration planning in connection with the Transaction and the MillerCoors Divestiture.

AB InBev, SABMiller and Deloitte have entered into a clean team confidentiality agreement dated 8 August 2016 which sets out how confidential information can be disclosed, shared or used for the purpose of Deloitte reporting publicly and privately on the AB InBev Quantified Financial Benefits Statement.

11.2	Co-operation Agreement

11.2.1	Covenants and Agreements in the Co-operation Agreement

AB InBev and SABMiller have entered into a Co-operation Agreement, pursuant to which AB InBev has agreed to use its best efforts to secure the regulatory clearances and authorisations necessary to satisfy the Pre-Conditions and Regulatory Conditions to the Transaction, as set out in Appendix 1 and Appendix 2 to the Announcement.

AB InBev and SABMiller have agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. AB InBev and SABMiller have also agreed to provide each other with certain information, assistance and access for the preparation of the key shareholder documentation and in relation to the obtaining of certain other official authorisations or regulatory clearances required in relation to the implementation of the Transaction. AB InBev has agreed that if any clearance remains outstanding by the Long Stop Date, AB InBev will use its best endeavours to enter into any arrangements which may be necessary with the relevant regulatory authorities to maintain the relevant regulatory authorities’ ability to obtain an effective remedy under the relevant merger control provisions including any conditions, undertakings or hold-separate arrangements.

AB InBev and SABMiller have agreed to work together in good faith to develop a proposal in relation to each of the participants in SABMiller’s Zenzele Scheme as soon as reasonably practicable following the date of the Co-operation Agreement (and will provide each other with reasonable assistance to do so). For six months following the date of the Co-operation Agreement (or such longer period that SABMiller and AB InBev agree, each acting reasonably and in good faith) and, if applicable, from the date of agreement between AB InBev and SABMiller on any such proposals, SABMiller will not cause or give notice of an acceleration of the expiry of the Zenzele Scheme or any proposal without AB InBev’s consent. Agreement has been reached on a proposal to amend the Zenzele Scheme, the key terms of which are set out in paragraph 6 of Part I of this document.

AB InBev has agreed to indemnify and hold harmless SABMiller (and each member of the SABMiller Group) from losses, liabilities, and claims of whatever nature, and any costs and expenses suffered or incurred by SABMiller (or any member of the SABMiller Group) arising from actions taken by the SABMiller Group prior to the termination of the Co-operation Agreement in compliance with specific obligations under the Co-operation Agreement, including pursuant to any indemnification arrangements between the SABMiller Group and Intertrust, such as the Intertrust Engagement Letter (as described in paragraph 11.5 of this Part VIII).

AB InBev and SABMiller have also agreed in the Co-operation Agreement to certain retention and other arrangements for SABMiller employees (excluding executive directors and members of the executive committee). The Co-operation Agreement also contains provisions in relation to the SABMiller Share Plans. Information about the SABMiller Share Plans is set out in paragraph 14 of Part II of this document.

On 1 July 2016, AB InBev and SABMiller entered into a deed of amendment amending the Co-operation Agreement so as to clarify that the retention and other arrangements for SABMiller employees set out in Part B of Schedule 1 of the Co-operation Agreement shall not apply to employees of the CCBA Group, other than those individuals who are employees of a member of the SABMiller Group immediately before completion of the CCBA Transaction.

On 17 August 2016, AB InBev and SABMiller entered into a further deed of amendment amending the Co-operation Agreement in order to modify the transitional bonus arrangements for SABMiller employees in respect of the period following Completion. Further details of the arrangements as amended by the deed of amendment are set out in paragraph 19.1 of Part II of this document.

11.2.2	Termination of the Co-operation Agreement

Subject to the following, the Co-operation Agreement shall terminate with immediate effect and all rights and obligations of the parties under the Co-operation Agreement shall cease forthwith, as follows:

(a)	if agreed in writing between the parties;

(b)	upon service of written notice by AB InBev to SABMiller, if one or more of the following occurs:

(i)	the relevant SABMiller Directors withdraw, adversely modify or adversely qualify the SABMiller board recommendation in respect of the Transaction or fail to publicly reaffirm such unanimous and unconditional recommendation within five business days of AB InBev’s reasonable request to do so (it being agreed that any recommendation or views given or not given in respect of the Partial Share Alternative shall not constitute a change, modification or qualification of the recommendation in relation to the Cash Consideration); or

(ii)	subject to certain limitations, if the Transaction is being implemented by way of the UK Scheme and the UK Scheme Court Meeting, the SABMiller General Meeting, the Newbelco General Meeting and the UK Scheme Court Sanction Hearing are not held by the specified dates;

(c)	upon service of written notice by either party to the other, following a Break Payment Event (as defined below);

(d)	upon service of written notice by AB InBev to SABMiller prior to the Long Stop Date, stating that either:

(i)	any Pre-Condition or Condition which has not been waived is (or has become) considered by AB InBev incapable of satisfaction by the Long Stop Date and, notwithstanding that AB InBev has the right to waive such Pre-Condition or Condition, AB InBev will not do so; or

(ii)	any Pre-Condition or Condition which is incapable of waiver is considered by AB InBev incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant Pre-Condition or Condition (or confirmation that the Pre-Condition or Condition is incapable of satisfaction, as appropriate) is permitted by the Panel;

(e)	upon service of written notice by AB InBev to SABMiller if: (i) the UK Scheme is not approved at the UK Scheme Court Meeting or the SABMiller Resolution is not passed at the SABMiller General Meeting; or (ii) the Newbelco Resolutions are not passed at the Newbelco General Meeting;

(f)	upon service of written notice by AB InBev to SABMiller, if a competing proposal: (i) is recommended in whole or part by the relevant SABMiller Directors; or (ii) completes, becomes effective or is declared or becomes unconditional in all respects;

(g)

if the Transaction is, with the permission of the Panel and, when applicable, the BFSMA, withdrawn or lapses in accordance with its terms prior to the Long Stop Date (other than where: (i) such lapse or withdrawal is as a result of the exercise of AB InBev’s right to effect a switch from the UK Scheme to a UK Offer; or (ii) it is otherwise to be followed within five business days by an announcement under Rule 2.7 of the City Code made by AB InBev or a person acting in concert with AB InBev to implement the Transaction by a different offer or scheme on substantially the same or improved terms); or

(h)	if Completion has not occurred by the Long Stop Date.

Termination of the Co-operation Agreement shall be without prejudice to the rights of any of the parties which have arisen at or prior to termination. Certain customary provisions of the Co-operation Agreement shall survive termination.

11.2.3	Break Payment

By way of compensation for any loss suffered by SABMiller or its shareholders on the occurrence of a Break Payment Event (as defined below), AB InBev has agreed to pay or procure the payment to SABMiller of US$3.0 billion if prior to the termination of the Co-operation Agreement:

(a)	those shareholder resolutions of AB InBev which are necessary to approve, implement and effect the Belgian Merger, the Belgian Offer and the Transaction, including to the extent necessary for the approval of any relevant AB InBev Transaction Documents, are not passed by a specified date;

(b)	at or before the start of the AB InBev General Meeting, (i) the AB InBev Board withdraws, adversely modifies or adversely qualifies the AB InBev Board recommendation in respect of the Transaction or fails to reaffirm or reissue the AB InBev Board recommendation within five business days of SABMiller’s reasonable request to do so and (ii) within ten business days, SABMiller confirms to AB InBev that it no longer intends to proceed with the Transaction (and the Panel and the BFSMA, if applicable, confirm that AB InBev is no longer required to proceed with the Transaction); or

(c)	any Pre-Condition or Regulatory Condition has not been satisfied or waived by 11:59 pm on the date which is 14 days prior to the Long Stop Date, or AB InBev invokes (and is permitted by the Panel to invoke) any Pre-Condition or Regulatory Condition on or prior to the Long Stop Date,

(each a “Break Payment Event”).

In the event that a Break Payment Event occurs and AB InBev has paid the break payment (except with respect to (i) any amount payable by AB InBev pursuant to certain specific indemnity provisions in the Co-operation Agreement, and (ii) fraud), SABMiller’s receipt of the break payment shall be the sole and exclusive remedy of the SABMiller Group in respect of any and all costs and expenses incurred by the SABMiller Group arising out of or in connection with the Co-operation Agreement, certain related agreements, and the Transaction, and for any and all losses and damages suffered arising out of or in connection with the Co-operation Agreement, certain related agreements or the Transaction (the “Break Payment Limitation”).

11.3	Irrevocable Undertakings

Further details on the irrevocable undertakings are set out in paragraph 9 of this Part VIII.

11.4	Deed of Indemnity

AB InBev and SABMiller have entered into a deed of indemnity dated 19 August 2016 (the “Deed of Indemnity”), pursuant to which, in consideration for SABMiller:

(a)	providing selected financial and commercial information and representation letters to AB InBev for various purposes, including: certain regulatory filings made in connection with AB InBev’s bond financing arrangements (described in further detail in paragraph 17 of Part II of this document); assessments by certain ratings agencies of the potential credit rating of a new entity to be carved out of SABMiller in the event of completion of the Transaction under a range of different scenarios; the preparation of certain reports by Ernst & Young LLP at the instruction of AB InBev relating to the PGM Business; and for information purposes in connection with the proposed sale of the PGM Business;

(b)	agreeing to consider and/or conduct a bondholder consent solicitation process with regard to SABMiller’s US$300,000,000 6.625% guaranteed notes due 2033; and

(c)	entering into an engagement letter with and agreeing to indemnify the Agent and hold it and its connected persons harmless against any liabilities (other than those that are finally judicially determined to have arisen out of the gross negligence or wilful misconduct of the Agent) which arise out of matters contemplated by or consequent upon the Agent’s engagement in relation to the Transaction,

AB InBev has agreed to indemnify and hold SABMiller and its connected persons harmless from and against any losses, liabilities and claims made against SABMiller and its connected persons (and any costs and expenses stemming from such claims) in connection with the items mentioned above other than when finally judicially determined to have arisen from the gross negligence, wilful misconduct, bad faith or fraud by SABMiller or its connected persons, as well as to reimburse SABMiller for any expenses incurred in connection with the bondholder consent solicitation process. SABMiller has consented to the ongoing inclusion and/or provision of such information and letters in certain places and/or situations.

AB InBev has acknowledged and agreed that any amounts payable in connection with the Deed of Indemnity shall be excluded for the purposes of the Break Payment Limitation and that the Deed of Indemnity shall survive the Co-operation Agreement.

11.5	Intertrust Engagement Letter

On 19 April 2016 AB InBev and SABMiller International B.V., a subsidiary of SABMiller, entered into an agreement with Intertrust (the “Intertrust Engagement Letter”), pursuant to which Intertrust will provide certain incorporation and corporate services in relation to Newbelco.

Intertrust will ensure that Newbelco undertakes, among others, certain corporate actions in accordance with the timetable proposed by SABMiller International B.V. and agreed with AB InBev, including approving, signing or filing certain documents in the form agreed between SABMiller and AB InBev. In addition, Intertrust may not, without the prior written consent of both AB InBev and SABMiller International B.V. (i) provide any service that is not set out in the Intertrust Engagement Letter, or (ii) provide a service in a manner that is inconsistent with the terms of the Intertrust Engagement Letter. SABMiller International B.V. reserves the right (exercisable only with AB InBev’s consent) to make any reasonable variation or addition to Intertrust’s obligations under the Intertrust Engagement Letter which is necessary for the purposes of implementing the Transaction.

SABMiller International B.V. is principally responsible for paying Intertrust’s fees and expenses in connection with the services. Depending on the service in question, Intertrust’s fees are charged at a fixed rate or at a variable rate calculated on an hourly basis.

SABMiller International B.V. must indemnify and hold Intertrust and the directors procured by Intertrust harmless from and against any claims, proceedings, demands, liabilities, damages, losses, taxes, fines, costs, expenses and legal fees that Intertrust may incur directly or indirectly in connection with the services.

SABMiller International B.V. agrees to indemnify and hold harmless both Intertrust and the directors procured by Intertrust from and against any claims relating to:

(a)	responsibility or liability of Newbelco and/or its directors which results from a director, other than a director procured by Intertrust, failing to properly perform his duties or any other act or omission of that director;

(b)	untimely or improper bookkeeping, to the extent that Intertrust is not responsible for Newbelco’s bookkeeping; or

(c)	non-compliance with statutory obligations.

Intertrust shall not be liable for any error of judgement or damage, loss, claims, proceedings, demands, liabilities, costs or expenses incurred by SABMiller International B.V., any of its group members or any other person as a result of or in connection with the Intertrust Engagement Letter or the provision of the services, unless caused by, resulting from or contributed to, by the actual fraud, gross negligence or wilful default by Intertrust.

Either SABMiller International B.V. or Intertrust may terminate the Intertrust Engagement Letter at the end of any calendar month by giving three months’ prior written notice to the other. Intertrust agrees not to exercise this right to terminate the Intertrust Engagement Letter for an initial period of 18 months commencing on 19 April 2016.

12	Significant change

12.1	There have been no significant changes in the financial or trading position of SABMiller since 31 March 2016, being the date of SABMiller’s last audited consolidated financial statements, as set out on pages 98 to 170 (both inclusive) of SABMiller’s Annual Report and Accounts for the financial year ended 31 March 2016 (available from the SABMiller Group’s website at www.sabmiller.com).

12.2	There have been no significant changes in the financial or trading position of AB InBev since 30 June 2016, being the date of AB InBev’s last unaudited consolidated interim financial statements, as set out in the Unaudited Interim Report for the six months ended 30 June 2016 of the AB InBev Group (available from the AB InBev Group’s website at www.ab-inbev.com).

13	Sources and bases of information

In this document:

13.1	All references to SABMiller Shares or Scheme Shares are to SABMiller ordinary shares of US$0.10 each.

13.2	The aggregate value of the Transaction of approximately £78.4 billion is calculated based on the fully diluted share capital of SABMiller of 1,656,573,274 SABMiller Shares, on the basis of the see-through value of the Partial Share Alternative of £50.93 and assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively and all other Scheme Shareholders elect (or are deemed to elect) for the Cash Consideration.

13.3	The estimate of value of the Partial Share Alternative as set out in the Estimate of Value Letter set out in Appendix IV is calculated on the basis of the assumptions, qualifications and caveats set out therein.

13.4	The see-through value of the Partial Share Alternative of £50.93 in respect of each Scheme Share is calculated by reference to the value of £46.27 of a Restricted Newbelco Share element of the Partial Share Alternative (based on the value of 0.483969 multiplied by the price of an AB InBev Share valued at €110.95 as at the close of business on 22 August 2016 (being the latest practicable date prior to the publication of this document) and GBP:EUR exchange rate of 1.1605 which was derived from data provided by Bloomberg as at 4.30pm BST on 22 August 2016 (being the latest practicable date prior to the publication of this document)) and £4.6588 in cash. The stated value of the Partial Share Alternative is calculated before taking account of any discount for the unlisted and non-transferable nature of the Restricted Newbelco Shares.

13.5	The fully diluted share capital of SABMiller of 1,656,573,274 SABMiller Shares is calculated on the basis of:

13.5.1	SABMiller’s issued share capital as at the close of business on 22 August 2016 (being the latest practicable date prior to the publication of this document) of 1,624,090,340 SABMiller Shares (excluding 57,239,988 treasury shares and the Deferred Shares); and

13.5.2

as at the close of business on 22 August 2016 up to 43,545,798 SABMiller Shares (excluding up to 50,645 awards that will be settled in cash, and assuming full-vesting of value share awards under the SABMiller Share Award Plans) which may be issued on or after the date of this document on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,062,864 SABMiller Shares held in SABMiller’s employee benefit trusts.

13.6	The fully diluted share capital of SABMiller as at 31 July 2016 (being the date upon which the share capital was calculated for the Estimate of Value Letter set out in Appendix IV) is calculated on the basis of:

13.6.1	SABMiller’s issued share capital as at the close of business on 31 July 2016 of 1,623,481,308 SABMiller Shares (excluding 57,769,932 treasury shares and the Deferred Shares); and

13.6.2	as at the close of business on 31 July 2016, up to 43,987,236 SABMiller Shares (excluding up to 50,645 awards that will be settled in cash, and assuming full-vesting of value share awards under the SABMiller Share Award Plans) which may be issued on or after the date of this document on the exercise of options or vesting of awards under the SABMiller Share Plans, netted off against 11,064,537 SABMiller Shares held in SABMiller’s employee benefit trusts.

13.7	The Estimate of Value analysis is based on the fully diluted share capital of Newbelco immediately following Completion.

13.8	As at the close of business on 22 August 2016 (being the latest practicable date prior to the publication of this document), the issued share capital of AB InBev is 1,607,701,764 ordinary shares (excluding 540,392 treasury shares).

13.9	The share capital of Newbelco immediately after Completion (being 1,924,701,459) has been calculated as the sum of:

13.9.1	a total number of 1,607,701,764 New Ordinary Shares issued to the former AB InBev Shareholders in exchange for the 1,607,701,764 AB InBev Shares, excluding 540,392 treasury shares, in issue as at the close of business on 22 August 2016 (being the latest practicable date prior to the publication of this document); and

13.9.2	316,999,695 Restricted Newbelco Shares, assuming that Altria and BEVCO elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively and all other SABMiller Shareholders elect for the Cash Consideration.

13.10	Unless otherwise stated, all prices quoted for SABMiller Shares have been derived from the Daily Official List of the London Stock Exchange and represent closing middle market prices on the relevant date.

13.11	Unless otherwise stated, all prices quoted for AB InBev Shares have been derived from Bloomberg and represent closing middle market prices on the relevant date.

13.12	Unless otherwise stated:

13.12.1	historical financial information relating to AB InBev has been extracted or derived (without material adjustment) from the audited financial statements of AB InBev contained in AB InBev’s Annual Report and Accounts and Form 20-F for the financial year ended 31 December 2015 or from AB InBev’s management sources; and

13.12.2	historical financial information relating to SABMiller has been extracted or derived (without material adjustment) from the audited financial statements of SABMiller contained in SABMiller’s Annual Report and Accounts for the financial year ended 31 March 2016 or from SABMiller’s management sources.

13.13	To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, unless otherwise indicated, are based on organic growth and normalised numbers. Financials are analysed eliminating the impact of changes in currencies on translation of foreign operations, scope changes and non-recurring items.

13.14	Unless otherwise stated, in paragraph 8 of Part II of this document, growth rates for the SABMiller Group are quoted on an organic basis for volumes and an organic, constant currency basis for group net producer revenue. The calculation of organic growth rates excludes the impact of acquisitions and disposals.

13.15

The synergy numbers of the AB InBev Quantified Financial Benefits Statement are unaudited and are based on analysis by AB InBev’s management, on AB InBev’s internal records and, insofar as information relating to

SABMiller is concerned, on information disclosed or made available by SABMiller. Further information underlying the AB InBev Quantified Financial Benefits Statement is provided in Appendix I.

13.16	The cost saving numbers of the SABMiller Quantified Financial Benefits Statement are unaudited and are based on analysis by SABMiller’s management and on SABMiller’s internal records. Further information underlying the SABMiller Quantified Financial Benefits Statement is provided in Appendix III.

13.17	Certain figures included in this document have been subject to rounding adjustments.

13.18	The unaudited pro formal financial information set out in Appendix II is calculated on the basis of the assumptions, qualifications and caveats set out therein and must be read in conjunction with the F-4 Registration Statement and the financial statements and related notes which have been incorporated by reference in the F-4 Registration Statement.

13.19	Volume weighted average prices are derived from Bloomberg data and based on the volume weighted intra-day volume weighted average price.

14	General

14.1	Robey Warshaw has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.2	J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove, has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.3	Morgan Stanley has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.4	Goldman Sachs has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.5	Centerview Partners has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.6	Lazard has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.7	DB has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.8	Barclays has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.9	BNP Paribas (acting from its Registered Office in Paris, France, in its capacity as financial adviser to AB InBev) has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name (acting in such capacity) in the form and context in which they appear.

14.10	BNP Paribas (acting from its London Branch in its capacity as Agent for the Scheme Shareholders pursuant to paragraph 3.6 of Part III of this document) has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name (acting in such capacity) in the form and content in which they appear.

14.11	Merrill Lynch International has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.12	Standard Bank has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.13	FirstRand Bank Limited has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

14.14	Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between AB InBev or Newbelco or any person acting in concert with AB InBev or Newbelco and any of the SABMiller Directors or the recent directors, shareholders or recent shareholders of SABMiller having any connection with or dependence upon or which is conditional upon the Transaction.

14.15	No agreement, arrangement or understanding exists whereby the beneficial ownership of any SABMiller Shares to be acquired by Newbelco pursuant to the UK Scheme will be transferred to any other person. Further detail on the structure of the Transaction can be found at paragraphs 22, 23 and 24 of Part II of this document.

14.16	Save as disclosed in this document, no proposal exists in connection with the Transaction that any payment or other benefit shall be made or given by AB InBev to any SABMiller Director as compensation for loss of office or as consideration for, or in connection with, his or her retirement from office.

14.17	Except with the consent of the Panel, settlement of the consideration to which each SABMiller Shareholder is entitled under the Transaction will be implemented in full in accordance with the terms of the Transaction without regard to any lien or right of set-off, counterclaim or other analogous right to which AB InBev may otherwise be or claim to be entitled against any such Scheme Shareholder.

15	Other information

15.1	As at 22 August 2016 (being the latest practicable date prior to the publication of this document), SABMiller held 57,239,988 SABMiller Shares as treasury shares.

15.2	Save as disclosed in this document, the SABMiller Directors are not aware of any material change in relation to any material information previously published by or on behalf of SABMiller during the UK Offer Period.

15.3	Save as disclosed in this document, the AB InBev Directors are not aware of any material change in relation to any material information previously published by or on behalf of AB InBev during the UK Offer Period.

15.4	Save as disclosed in this document, the Newbelco Directors are not aware of any material change in relation to any material information previously published by or on behalf of Newbelco during the UK Offer Period.

16	Persons acting in concert

16.1	The persons who, for the purposes of the City Code, are acting in concert with SABMiller in addition to the SABMiller Directors and members of the SABMiller Group are Robey Warshaw LLP of 31 St James’s Place, London SW1A 1NR (connected adviser), J.P. Morgan Limited of 25 Bank Street, Canary Wharf, London E14 5JP (connected adviser), Morgan Stanley & Co. International plc of 20 Bank Street, Canary Wharf, London E14 4AD (connected adviser), Goldman Sachs International of Peterborough Court, 133 Fleet Street, London, EC4A 2BB (connected adviser) and Centerview Partners UK LLP of 100 Pall Mall, London, SW1Y 5NQ (connected adviser).

16.2

The persons who, for the purposes of the City Code, are acting in concert with AB InBev in addition to the AB InBev Directors and members of the AB InBev Group are Lazard Frères & Co. LLC of 30 Rockefeller Plaza, New York, NY 10112, United States (connected adviser) and Lazard & Co., Limited of 50 Stratton St, London W1J 8LL (connected adviser), Deutsche Bank AG of 1 Great Winchester St, London EC2N 2DB (connected adviser), Barclays Bank plc of 1 Churchill Place, Canary Wharf, London E14 5HP (connected adviser), BNP Paribas of 5 Aldermanbury Square, London EC2V 7BP (connected adviser), Merrill Lynch International of 2 King Edward Street, London EC1A 1HQ (connected adviser), The Standard Bank of South Africa Limited of 9th Floor, Standard Bank Centre, 5 Simmonds Street, Johannesburg 2001, PO Box 7725, South Africa (connected adviser), Stichting Anheuser-Busch InBev of De Boelelaan 7, 1083 HK Amsterdam, The Netherlands (associated company), Eugénie Patri Sébastien (EPS) S.A. of Route de Longwy, 488, L-1940, Luxembourg (associated company), EPS Participations S.à r.l. of Route de Longwy, 488, L-1940, Luxembourg (associated company), Rayvax Société d’Investissement S.A. of 19, Square Vergote, 1200 Brussels, Belgium (person acting in concert with Stichting Anheuser-Busch InBev), Sebastien Holding NV/SA of 19, Square Vergote, 1200 Brussels, Belgium (associated company), Fonds Baillet Latour S.p.r.l of Grand Place 1, B-1000 Brussels, Belgium (person acting in concert with Stichting Anheuser-Busch InBev), Stichting Fonds Baillet Latour S.p.r.l of Grand Place 1, B-1000 Brussels, Belgium (person acting in concert with Stichting Anheuser-Busch InBev), Fonds Voorzitter Verhelst S.p.r.l. of Brouwerijplein 1, B-3000 Leuven, Belgium (person acting in concert with Stichting Anheuser-Busch InBev), Fonds Verhelst S.p.r.l. of Brouwerijplein 1, B-3000 Leuven, Belgium (person acting in concert with Stichting Anheuser-Busch InBev), BRC S.à r.l. of 3 Boulevard Royal, L-2449, Luxembourg (associated company), Mr Jorge Paulo Lemann of Zürcherstrasse 325, 8645 Jona, Switzerland (associated company), MHT Benefit Holding Company Ltd of Charlotte House, Charlotte Street, Nassau BS 1011, The

Bahamas (person acting in concert with Mr Marcel Hermann Telles (an AB InBev Director)), LTS Trading Company LLC of C/O Harvard Bus. Ser.—16192 Coastal Highway, Lewes, Delaware, 19958, USA (person acting in concert with Mr Marcel Hermann Telles (an AB InBev Director), Mr Jorge Paulo Lemann and Mr Carlos Alberto Sicupira (an AB InBev Director)), 3G Capital of 600 Third Avenue, 37th Floor, New York, NY, 10016 (deemed concert party—Mr Jorge Paulo Lemann, Mr Carlos Alberto Sicupira and Mr Marcel Hermann Telles are each founding partners of 3G Capital and beneficial owners of BRC S.à r.l.. BRC S.à r.l. is an associated company of AB InBev through its interests in the Stichting Anheuser-Busch InBev), Molson Coors Brewing Company of 1801 California Street, Suite 4600, Denver, Colorado, United States of America and 1555 Notre Dame Street East, Montréal, Québec, Canada (deemed concert party—Molson Coors Brewing Company has agreed to acquire SABMiller’s interest in the MillerCoors joint venture and global Miller brands conditional on Completion and as announced by AB InBev on 11 November 2015), Asahi Group Holdings of 1-23-1 Azumabashi, Sumida-ku, Tokyo 130-8602, Japan (deemed concert party—Asahi Group Holdings has agreed to acquire SABMiller’s Peroni, Grolsch and Meantime brand families conditional on Completion and as announced by AB InBev on 10 February 2016) and China Resources Beer (Holdings) Co. Ltd. of 39/F China Resources Building, 26 Harbour Road, Wanchai, Hong Kong (deemed concert party—China Resources Beer (Holdings) Co. Ltd. has agreed to acquire SABMiller’s interest in China Resources Snow Breweries Ltd conditional on Completion and as announced by AB InBev on 2 March 2016).

16.3	The persons who, for the purposes of the City Code, are acting in concert with Newbelco are the Newbelco Directors and SABMiller International B.V.

17	Fees and expenses

17.1	The estimated aggregate fees and expenses expected to be incurred by SABMiller in connection with the Transaction amount to US$202 million (excluding any applicable VAT), which includes fees and expenses expected to be incurred in relation to the following:

17.1.1	US$113 million for financial and broking advice;

17.1.2	US$76 million for legal advice;

17.1.3	US$2 million for accounting advice;

17.1.4	US$9 million for public relations advice; and

17.1.5	US$2 million for other costs and expenses.

Note: Fees for legal advice, public relations advice and accounting advice are charged by reference to hourly or daily rates. Amounts included in paragraph 17.1.2 above for legal advice, paragraph 17.1.4 above for public relations advice, paragraph 17.1.3 above for accounting advice and paragraph 17.1.5 above for other costs and expenses reflect, in part, time incurred up to the latest practicable date prior to the publication of this document and an estimate of further time required.

17.2	The estimated aggregate fees and expenses expected to be incurred by AB InBev and Newbelco in connection with the Transaction amount to US$1,735 million (including transactional taxes but excluding any applicable VAT), which includes fees and expenses expected to be incurred in relation to the following:

17.2.1	US$725 million for financing arrangements;

17.2.2	an amount not exceeding US$135 million for financial and corporate broking advice. US$135 million is expected to be paid. However, a component of this amount is conditional on Completion occurring, and, if Completion occurs, is variable in the event that Completion occurs a period after the date set out in the Expected Timetable of Principal Events on page 20 of this document;

17.2.3	an amount not exceeding US$185 million for legal advice. US$185 million is expected to be paid. However, a component of this amount is conditional on Completion occurring, and, if Completion occurs, is variable in the event that Completion occurs a period after the date set out in the Expected Timetable of Principal Events on page 20 of this document;

17.2.4	US$15 million for accounting advice;

17.2.5	US$20 million for public relations advice;

17.2.6	US$180 million for other professional services (including, for example, management consultants, actuaries, specialist valuers); and

17.2.7	US$475 million for transaction taxes, other costs and expenses.

Note: Fees for legal advice, public relations advice and tax advice are charged by reference to hourly or daily rates. Amounts included in paragraph 17.2.3 above for legal advice, paragraph 17.2.5 above for public relations advice and paragraph 17.2.7 above for other costs and expenses reflect, in part, time incurred up to the latest practicable date prior to the publication of this document and an estimate of further time required.

18	Documents available for inspection

Copies of the following documents will be made available for viewing on SABMiller’s website at www.sabmiller.com, AB InBev’s website at www.ab-inbev.com and at AB InBev’s transaction microsite at www.globalbrewer.com until Completion:

18.1	this document (including any documents incorporated by reference herein), the Forms of Proxy, the GREEN Form of Election, the Banking and Exchange Control Details Form, the SA Voting Instruction Form and the ADS Voting Instruction Card;

18.2	the SABMiller Articles;

18.3	a draft of the SABMiller Articles as proposed to be amended by the Special Resolution set out in the Notice of General Meeting set out in Part XII of this document;

18.4	the articles of association of AB InBev;

18.5	the Newbelco Articles;

18.6	a copy of the written consent from each of Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley, Goldman Sachs and Centerview Partners referred to in paragraphs 14.1, 14.2, 14.3, 14.4 and 14.5 of this Part VIII;

18.7	a copy of the written consent from each of Lazard, DB, Barclays, BNP Paribas (in its capacity as financial adviser to AB InBev), Merrill Lynch and Standard Bank referred to in paragraphs 14.6, 14.7, 14.8, 14.9, 14.11 and 14.12 of this Part VIII;

18.8	a copy of the written consent from BNP Paribas (in its capacity as Agent for the Scheme Shareholders) referred to in paragraph 14.10 of this Part VIII;

18.9	a copy of the written consent from FirstRand Bank referred to in paragraph 14.12 of this Part VIII;

18.10	copies of the material contracts referred to in paragraph 10 of this Part VIII that were entered into in connection with the Transaction;

18.11	the unaggregated dealings of J.P. Morgan Cazenove and Goldman, Sachs & Co. referred to in paragraph 5 of Part VIII;

18.12	the unaggregated dealings of Barclays and BofA Merrill Lynch referred to in paragraph 5 of this Part VIII;

18.13	a copy of the Announcement;

18.14	a copy of the Revised Announcement;

18.15	a copy of the report of PricewaterhouseCoopers LLP and the report of Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs on the SABMiller Quantified Financial Benefits Statement (included at Appendices 1 and 2 of the Announcement);

18.16	letters of confirmation from each of PricewaterhouseCoopers LLP, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs referred to in Appendix 3 of this document;

18.17	a copy of the report of Deloitte and the report of Lazard on the AB InBev Quantified Financial Benefits Statement (included at Appendix 1 of this document);

18.18	the audited consolidated financial statements of the SABMiller Group for the financial year ended 31 March 2015 (set out in pages 102 to 175 (both inclusive) in the 2015 Annual Report);

18.19	the audited consolidated financial statements of the SABMiller Group for the financial year ended 31 March 2016 (set out in pages 98 to 170 (both inclusive) in the 2016 Annual Report);

18.20	the Annual Report on Form 20-F of the AB InBev Group for the fiscal year ended 31 December 2014;

18.21	the Annual Report on Form 20-F of the AB InBev Group for the fiscal year ended 31 December 2015;

18.22	the unaudited interim report of the AB InBev Group for the six-month period ended 30 June 2016;

18.23	copies of the irrevocable undertakings referred to in paragraph 9 of this Part VIII;

18.24	a copy of the 2015 Senior Facilities Agreement referred to in paragraph 10.1.4 of this Part VIII; and

18.25	copies of the offer-related arrangements referred to in paragraph 11 of this Part VIII.

19	Information incorporated by reference

Your attention is drawn to the documents (or parts thereof) listed in Part VI of this document that are incorporated by reference into this document and which in accordance with Rule 24.15 of the City Code have been published on AB InBev’s website (www.ab-inbev.com) or SABMiller’s website (www.sabmiller.com) as the case may be.

20	Employee representatives opinions

SABMiller has received:

•	an opinion from the SABMiller European Works Council dated 11 July 2016; and

•	an opinion from the Dreher Breweries Trade Union dated 23 June 2016,

both of which can be found at Appendix VI of this document.

Part IX

KEY TERMS AND CONDITIONS OF BELGIAN OFFER

This Part IX reproduces the key terms of the Belgian Offer, as set out in the Belgian Offer Prospectus (for which AB InBev and the AB InBev Directors are responsible), that are relevant to SABMiller Shareholders as a result of the UK Scheme.

Please note that these sections have been extracted without amendment from the Belgian Offer Prospectus and, therefore, certain of the terminology used below is different to that used in the rest of this document. In addition, cross references in this Part IX to “Sections” and “Parts” are to sections and parts of the Belgian Offer Prospectus.

Copies of the Belgian Offer Prospectus (for which AB InBev and the AB InBev Directors are responsible) are available at www.ab-inbev.com and www.globalbrewer.com. You may also request a hard copy of the Belgian Offer Prospectus, free of charge, from BNP Paribas Fortis SA/NV (as the Offer Agent for the purposes of the Belgian Offer Prospectus) on the following telephone numbers: +32 2 433 40 34 (English), +32 2433 4032 (French) and +32 2 433 4031 (Dutch), between the hours of 6.00 a.m. and 9.00 p.m. (London time) Monday to Friday (except for Belgian public holidays) and between 8.00 a.m. and 4.00 p.m. (London time) on Saturdays.

{Start of extract}

1	VOLUNTARY OFFER

The Belgian Offer is a voluntary and conditional offer in accordance with Chapter II of the Takeover Royal Decree. The Belgian Offer is made for cash and is subject to the conditions set out in Section 5 (Conditions Precedent) below.

2	SECURITIES

The Belgian Offer relates to all of the Initial Newbelco Shares, which will have been issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase following the UK Scheme Effective Time.

Aside from the Incorporation Shares (which will be cancelled with effect simultaneously with the Capital Increase), Newbelco has at the date of this Prospectus not issued any other securities with voting rights or giving access to voting rights.

3	PRICE OF THE BELGIAN OFFER

3.1	Election in the context of the UK Scheme

As noted in Section 2.2 (Three-stage Transaction structure) of Part IV above:

•	each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns, thereby becoming a Newbelco Shareholder;

•	no UK Scheme Shareholder shall be entitled to transfer any Initial Newbelco Shares, other than transfers made pursuant to the Belgian Offer for a period of 72 hours after the Capital Increase;

•	each UK Scheme Shareholder will (subject to limited exceptions in relation to Restricted Overseas Shareholders) have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election;

•	UK Scheme Shareholders (other than Nominee Shareholders) will only be able to elect for the Cash Consideration or the Partial Share Alternative in respect of their entire holding of UK Scheme Shares and not part only;

•

Nominee Shareholders who hold UK Scheme Shares on behalf of more than one Underlying Shareholder may, in respect of their aggregate holding of UK Scheme Shares, elect for a mixture of the Cash Consideration and the Partial Share Alternative, provided certain conditions are met. In particular, a Nominee Shareholder may only make an Election for the Partial Share Alternative in respect of UK Scheme Shares it holds on behalf of an Underlying Shareholder if such Election is (i) in accordance with the instructions communicated to it by the Underlying

Shareholder and (ii) in respect of all of the UK Scheme Shares held by the Nominee Shareholder on behalf of such Underlying Shareholder;

•	UK Scheme Shareholders who do not validly elect for the Partial Share Alternative, do not make a valid Election or do not make any Election at all shall be deemed to have elected for the Cash Consideration in respect of their entire holding of UK Scheme Shares (or, in the case of a Nominee Shareholder, all of its UK Scheme Shares in respect of which no valid Election has been made). No UK Scheme Shareholder will, however, be deemed to have elected for the Cash Consideration in respect of any of its UK Scheme Shares (or, in the case of a Nominee Shareholder, in respect of any UK Scheme Shares it holds on behalf of an Underlying Shareholder), and any purported Election for the Cash Consideration will be invalid, if it would be inconsistent with any contractual undertaking given to AB InBev to elect for the Partial Share Alternative (unless determined otherwise by AB InBev). In such circumstances, the relevant UK Scheme Shareholder (or relevant Nominee Shareholder on behalf of the relevant Underlying Shareholder) will be deemed to have elected for the Partial Share Alternative in respect of the UK Scheme Shares required to be elected for the Partial Share Alternative by the terms of such contractual undertaking;

•	each UK Scheme Shareholder, in respect of all Initial Newbelco Shares issued to it under the UK Scheme, appoints the UK Agent to respond to the Belgian Offer on its behalf, in accordance with its Election (or deemed Election) and the provisions of the UK Scheme:

•	UK Scheme Shareholders (other than Nominee Shareholders) who (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, will appoint the UK Agent in respect of all of their Initial Newbelco Shares to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

•	Nominee Shareholders, to the extent that they (i) validly elect for the Cash Consideration, (ii) do not validly elect for the Partial Share Alternative, (iii) do not make a valid Election, or (iv) do not make any Election at all, in respect of all or part of their holding of UK Scheme Shares, will appoint the UK Agent in respect of all of the Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender all such Initial Newbelco Shares into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share;

•	UK Scheme Shareholders (other than Nominee Shareholders) who validly elect, or are deemed to elect, for the Partial Share Alternative will appoint the UK Agent to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such UK Scheme Shareholders to be retained by the relevant UK Scheme Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	Nominee Shareholders, to the extent that they validly elect for the Partial Share Alternative or are deemed to elect for the Partial Share Alternative in respect of all or part of their holding of UK Scheme Shares (with such UK Scheme Shares constituting all of the UK Scheme Shares held by the relevant Nominee Shareholder on behalf of each Underlying Shareholder who has instructed it to elect for the Partial Share Alternative or in respect of whose UK Scheme Shares the Nominee Shareholder is deemed to have elected for the Partial Share Alternative), will appoint the UK Agent, in respect of all the relevant Initial Newbelco Shares issued to such Nominee Shareholders in consideration for the transfer of such UK Scheme Shares, to tender into the Belgian Offer such number of their Initial Newbelco Shares as is required to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), in exchange for £0.45 per Initial Newbelco Share, with the remaining Initial Newbelco Shares issued to such Nominee Shareholders to be retained by the relevant Nominee Shareholders (having become Newbelco Shareholders as a result of the UK Scheme) and (upon passing of the relevant notarial deed) automatically reclassified and consolidated into Restricted Newbelco Shares shortly after closing of the Belgian Offer as a result of the subsequent Reclassification and Consolidation; and

•	UK Scheme Shareholders who validly elect for the Partial Share Alternative, or who are deemed to have elected for the Partial Share Alternative, will be deemed to acknowledge, and to be bound by, the Reclassification and Consolidation and will be deemed to agree with Newbelco and AB InBev to be bound by the Belgian Merger in respect of all of their Restricted Newbelco Shares.

Holders of SABMiller ADSs who wish to elect for the Partial Share Alternative will be required to give notice to withdraw the SABMiller Shares underlying their SABMiller ADSs from SABMiller’s deposit facility at least five U.S. Business Days before the UK Scheme Record Time, and become holders of UK Scheme Shares prior to the UK Scheme Record Time, and make a valid Election for the Partial Share Alternative as described above.

Nominee Shareholders will be responsible for ensuring that Elections made by them are consistent with the instructions they have received (whether through the STRATE System, or otherwise) from the relevant Underlying Shareholders and are validly completed (including as regards the giving of the representations and warranties described in the UK Scheme Document). None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent shall (i) have any obligation to verify that an Election made by a Nominee Shareholder is consistent with the instructions given by its Underlying Shareholders or is validly completed by the Nominee Shareholder, or (ii) have any liability to Nominee Shareholders or Underlying Shareholders in the event that an Election by a Nominee Shareholder is rejected or treated as invalid. In accordance with the terms and conditions of the Belgian Offer (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not, for the avoidance of doubt, be paid by AB InBev to Underlying Shareholders directly, (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer will be a complete discharge of AB InBev’s payment obligations, and (c) none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation in relation to the application of the monies so paid to the Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares will be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares will be held by) Nominee Shareholders, rather than Underlying Shareholders and none of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Belgian Offer is expected to be open for one day only, which is currently expected to be the day following that on which the Capital Increase occurs, or as soon as reasonably practicable thereafter.

UK Scheme Shareholders will, however, have had the opportunity to make an Election for the Cash Consideration or the Partial Share Alternative (and withdraw or revise that Election) and instruct the UK Agent during the UK Scheme process accordingly (from the time the UK Scheme Document is despatched or made available to them).

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form attached hereto as Annex 2 in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

3.2	Cash Consideration

As noted in Section 2.2 (Three-stage Transaction structure) of Part IV above, if a UK Scheme Shareholder validly elects for the Cash Consideration, does not validly elect for the Partial Share Alternative, does not make a valid Election or does not make any Election at all (or, in the case a Nominee Shareholder, to the extent that such Nominee Shareholder validly elects for the Cash Consideration, does not validly elect for the Partial Share Alternative, does not make a valid Election, or does not make any Election at all on behalf of its Underlying Shareholder), that UK Scheme Shareholder shall be deemed to have appointed the UK Agent to tender all of its Initial Newbelco Shares (or, in the case of a Nominee Shareholder, in respect of all of the Initial Newbelco Shares held on behalf of the relevant Underlying Shareholder) into the Belgian Offer in exchange for £0.45 per Initial Newbelco Share.

A justification of the Price of the Belgian Offer is provided in Section 4 (Justification of the Price of the Belgian Offer) below.

After the Belgian Offer and the Reclassification and Consolidation, all Initial Newbelco Shares that were subject to the Belgian Offer will have been converted into (i) New Ordinary Shares held by AB InBev or (ii) Restricted Newbelco Shares subject to a five-year lock-up. Upon Completion, Newbelco will have acquired all New Ordinary Shares held by AB InBev and all such New Ordinary Shares will be cancelled, except for 85,000,000 which will be held as treasury shares by Newbelco after Completion. Provided that, during one year following the end of the Acceptance Period, Newbelco (or any other person acting in concert with AB InBev) does not buy back any of the 85,000,000 treasury shares that it will have retained upon Completion (assuming that it would have disposed of any such treasury shares during such period) nor does it purchase any New Ordinary Shares that would result from the early conversion of Restricted Newbelco Shares, article 45 of the Takeover Royal Decree will never apply in practice as a result of any purchase by Newbelco (or any other person acting in concert with AB InBev) of shares in the market since all other Newbelco Shares outstanding following Completion will be Newbelco Shares newly issued as a result of the Belgian Merger, i.e., shares that will not have been subject to the Belgian Offer.

3.3	Partial Share Alternative

The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Newbelco Shares and £3,138,153,064 in cash, which will be available in respect of approximately 40.65% of SABMiller’s issued ordinary share capital.9 To the extent that Elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such Elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the UK Scheme Shareholders who have made such Elections will be deemed to have elected for Cash Consideration in respect of the balance of the UK Scheme Shares held by them.

[9]	This percentage calculation assumes that, prior to or at the UK Scheme Record Time, there are 1,657,262,457 UK Scheme Shares in issue. This number is calculated on the basis of: (i) SABMiller’s issued ordinary share capital as at the close of business on 30 June 2016 of 1,622,117,877 ordinary shares (excluding 57,976,623 treasury shares); and (ii) 46,228,377 SABMiller Shares which may be issued on or after 1 July 2016 on the exercise of options or vesting of awards under the SABMiller share plans (excluding 51,645 cash settled options and stock appreciation rights), netted off against 11,083,797 SABMiller Shares held in SABMiller’s Employee Benefit Trust as at the close of business on 30 June 2016. For the avoidance of doubt, the exact number of UK Scheme Shares in issue as at the UK Scheme Record Time may end up being higher or lower than 1,657,262,457 shares. If the shares held by SABMiller’s Employee Benefit Trust are not used to settle the outstanding options, up to an additional 11,083,797 SABMiller Shares may need to be issued (or transferred out of treasury).

As required pursuant to Rule 24.11 of the UK City Code, a letter addressed to the AB InBev Board gives an estimated value of the Partial Share Alternative (the 24.11 Letter). The 24.11 Letter is attached hereto as Annex 4. Based on the assumptions and subject to the terms of and as at the date of the 24.11 Letter, the value of 0.483969 Restricted Newbelco Shares was estimated to be between £36.59 and £46.74, before taking into account any discount for non-transferability and, on this basis, the value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £41.25 and £51.40, before taking into account any discount for non-transferability. Holders of the Restricted Newbelco Shares are expected to value such Restricted Newbelco Shares at a discount to take into account non-transferability. The amount of such discount, if any, will depend on the type of holder and their individual circumstances. A typical institutional investor in listed securities is expected to apply a material discount for non-transferability of approximately 20% – 30% which would imply that the estimated value of 0.483969 Restricted Newbelco Shares would have been between £25.61 and £37.40 after taking into account such discount for non-transferability and, on this basis, that the estimated value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £30.27 and £42.05, after taking into account such discount for non-transferability.

As noted in Section 2.2 (Three-stage Transaction structure) of Part IV above, if a UK Scheme Shareholder validly elects (or is deemed to elect) for the Partial Share Alternative, that UK Scheme Shareholder shall be deemed to have appointed the UK Agent to tender into the Belgian Offer (taking into account any pro rata scaling back, rounding and minor adjustments as described below) the number of Initial Newbelco Shares equal to:

•	the total number of Initial Newbelco Shares issued to each such UK Scheme Shareholder in consideration for the transfer of UK Scheme Shares in respect of which it validly elected (or is deemed to have elected) for the Partial Share Alternative (being (i) in the case of UK Scheme Shareholders other than Nominee Shareholders, all of the Initial Newbelco Shares held by such UK Scheme Shareholders; or (ii) in the case of Nominee Shareholders, all of the Initial Newbelco Shares held by such Nominee Shareholders on behalf of the relevant Underlying Shareholders), minus

•	the number of Initial Newbelco Shares (rounded up to the nearest whole number of Initial Newbelco Shares) that will be retained by such UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares. As it is only possible for whole numbers of Initial Newbelco Shares to be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by:

(i)	first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (being (a) the number of UK Scheme Shares in respect of which such UK Scheme Shareholder has validly elected (or is deemed to have elected) for the Partial Share Alternative, multiplied by (b) 0.483969, taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448; and

(ii)	then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number.

The Consolidation Factor of 185.233168056448 is calculated on the following basis:

•	As noted in Section 2.1.1 (Step 1: the UK Scheme) of Part IV of this Prospectus, pursuant to the UK Scheme, each UK Scheme Shareholder will transfer its UK Scheme Shares to Newbelco in consideration for which each UK Scheme Shareholder will receive 100 Initial Newbelco Shares for each UK Scheme Share it owns.

•	As noted in Section 2.1.1 (Step 1: the UK Scheme) of Part IV of this Prospectus, the Partial Share Alternative comprises cash proceeds in an amount of £4.6588 as well as 0.483969 Restricted Newbelco Shares in respect of each UK Scheme Share.

•	In order to receive cash proceeds of at least £4.6588 in respect of each UK Scheme Share, a hypothetical UK Scheme Shareholder that has elected (or is deemed to have elected) for the Partial Share Alternative would need to tender at least 4.6588/0.45 Initial Newbelco Shares into the Belgian Offer for each UK Scheme Share.

•	As a result the number of Initial Newbelco Shares held by a hypothetical UK Scheme Shareholder that has elected (or is deemed to have elected) for the Partial Share Alternative to be reclassified and consolidated into Restricted Shares would be 100-4.6588/0.45 and, accordingly, the consolidation ratio is 89.6471111111111:0.483969, or 185.233168056448:1

The price per Initial Newbelco Share tendered into the Belgian Offer to satisfy the cash element payable pursuant to the Partial Share Alternative (taking into account any pro rata scaling back, rounding and minor adjustments as described below), is £0.45. (See Section 3.2 (Cash Consideration) above.

Immediately after the closing of the Belgian Offer, pursuant to the Reclassification and Consolidation, all Initial Newbelco Shares retained by the former SABMiller Shareholders who elected for the Partial Share Alternative will be reclassified and consolidated into Restricted Newbelco Shares on the basis of a ratio of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares retained (and the number of Restricted Newbelco Shares resulting from such Reclassification and Consolidation will be rounded down to the nearest whole number).

Initial Newbelco Shares will not be reclassified and consolidated into fractions of Restricted Newbelco Shares. Persons electing for the Partial Share Alternative will have their aggregate entitlement to Restricted Newbelco Shares rounded down to the nearest whole number of Restricted Newbelco Shares. As only whole numbers of Initial Newbelco Shares will be subject to the Reclassification and Consolidation, the number of Initial Newbelco Shares held by each UK Scheme Shareholder to be reclassified and consolidated into Restricted Newbelco Shares will be calculated by (i) first multiplying the rounded number of Restricted Newbelco Shares to which such UK Scheme Shareholder is entitled (taking into account any pro rata scaling back and minor adjustments as described below) by the Consolidation Factor of 185.233168056448 and (ii) then rounding the resulting number of Initial Newbelco Shares up to the nearest whole number. Any remaining Initial Newbelco Shares held by such UK Scheme Shareholders will be tendered into the Belgian Offer for cash.

Minor adjustments to the entitlements of UK Scheme Shareholders pursuant to Elections in respect of the Partial Share Alternative may be made by the SABMiller Registrars with the prior consent of SABMiller and AB InBev on such terms as SABMiller and AB InBev consider to be fair and reasonable to the extent necessary to satisfy all entitlements (subject to scale back and rounding as described above) pursuant to the Elections for the Partial Share Alternative as nearly as may be practicable. Such adjustments shall be final and binding on all UK Scheme Shareholders.

Where Nominee Shareholders have made aggregate Elections on behalf of Underlying Shareholders, such scale back, rounding and minor adjustments will be applied at the level of the Nominee Shareholder (as the UK Scheme Shareholder) and will not take account of the underlying instructions of Underlying Shareholders.

3.4	Currency

The Cash Consideration and the cash element of the Partial Share Alternative are priced in pounds sterling. However, UK Scheme Shareholders registered on the South African Register will, as required, receive any cash consideration due to them under the terms of the Transaction in South African rand.

AB InBev shall convert the aggregate cash consideration due to such UK Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer into South African rand at the average pound sterling/ZAR exchange rate obtained by AB InBev through a series of market transactions and matching opportunities over a fixed period of time between the South African Register Freeze Date and the second U.S. Business Day after closing of the Belgian Offer (the Applicable Rate). The Applicable Rate will be announced by AB InBev on a Regulatory Information Service and on SENS (as well as in the usual South African business newspapers for announcements of this nature) one Business Day before payment of consideration to SABMiller Shareholders.

The actual amount of South African rand received by UK Scheme Shareholders registered on the South African Register in respect of each UK Scheme Share shall be equal to their proportionate entitlement (based on the amount due to them in pounds sterling) to such aggregate amount of South African rand received by AB InBev upon such conversion, provided that no amount of cash of less than one South African cent shall be paid to any UK Scheme Shareholder and the aggregate amount of cash to which a UK Scheme Shareholder shall be entitled shall be rounded down to the nearest South African cent. Please see Section 9.2.2 (South African Exchange Control Regulations) below for a summary of the impact of the South African Exchange Control Regulations for UK Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold UK Scheme Shares in uncertificated form through the STRATE System in the context of the Transaction.

3.5	Value Reduction

Under the terms of the Transaction, if any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller Shares on or after 11 November 2015 and before the UK Scheme Effective Time, other than a Permitted Dividend, or in excess of any Permitted Dividend, AB InBev shall reduce the value of the Cash Consideration and the Partial Share Alternative by reference to the amount of any such excess, in the case of a Permitted Dividend, or otherwise by reference to the amount of any such dividend or other distribution. In calculating the amount of any Value Reduction, the value of a Restricted Newbelco Share shall be calculated by reference to the value of 0.483969 multiplied by the price of an AB InBev Share (as at the close of business on the last Business Day prior to any announcement of any Value Reduction) and the amount of any dividend or distribution not denominated in sterling shall be converted into sterling at the prevailing exchange rate (as quoted by Bloomberg at 4.30 p.m. London time on the same date).

In the event of any Value Reduction, the price of the Belgian Offer shall be automatically reduced accordingly.

The Final Dividend was approved by SABMiller’s annual general meeting on 21 July 2016 and was paid on 12 August 2016. Both the Final Dividend and the interim dividend of USD 0.2825 declared by the SABMiller Board for the six-month period ended 30 September 2015 and paid on 4 December 2015 are Permitted Dividends within the terms set out above and their payment does not impact the Cash Consideration or the Partial Share Alternative.

5	CONDITIONS PRECEDENT

The Belgian Offer will be conditional upon the following conditions precedent. All conditions precedent to the Belgian Offer, other than the conditions precedent set out in paragraphs 5.2 and 5.3 below, will be satisfied or waived prior to the UK Scheme becoming effective.

5.1	Shareholders’ resolutions of AB InBev

The Belgian Offer is conditional upon the AB InBev Resolutions being passed at the AB InBev General Meeting. The AB InBev Resolutions include the approval of the acquisition of the Initial Newbelco Shares pursuant to the Belgian Offer and the approval of the Belgian Merger.

Pursuant to article 23 of the articles of association of AB InBev, the acquisition of the Initial Newbelco Shares pursuant to the Belgian Offer requires the approval of the AB InBev Shareholders with a positive vote of 75% of the shares of AB InBev attending or represented at the AB InBev Meeting, regardless of the number of AB InBev shares attending.

Pursuant to article 699 of the Belgian Companies Code, the Belgian Merger requires the approval of the AB InBev Shareholders by a majority of 75% of the votes cast and the AB InBev Shareholders present at the meeting must represent at least 50% of AB InBev’s share capital.

AB InBev and SABMiller have received irrevocable undertakings from the AB InBev Reference Shareholder, EPS Participations and BRC, who collectively held approximately 51.68% of the voting rights attached to AB InBev’s shares outstanding as at 30 June 2016, to vote in favour of such resolutions of AB InBev as are necessary to approve the Belgian Offer and the Belgian Merger at the AB InBev General Meeting.

AB InBev has agreed to pay or procure the payment to SABMiller of a break payment amounting to USD 3 billion if, amongst others, the AB InBev Resolutions are not passed at the AB InBev General Meeting, unless the Co-operation Agreement has already been terminated in accordance with its terms.

The AB InBev General Meeting is scheduled to take place on or around 28 September 2016.

5.2	Effectiveness of the UK Scheme

The Belgian Offer is further subject to the UK Scheme becoming effective by no later than the Long Stop Date. The conditions to the UK Scheme are set out in more detail in the UK Scheme Document.

5.3	Ownership of SABMiller shares by Newbelco and Capital Increase of Newbelco

The Belgian Offer is further subject to (i) the UK Scheme Shares being registered in the name of Newbelco and (ii) the Initial Newbelco Shares being issued by Newbelco to the UK Scheme Shareholders pursuant to the Capital Increase, at the latest on the day before the Belgian Offer commences.

6	TIMETABLE

Event	Scheduled Date
Announcement by AB InBev of the Transaction and the intention to launch the Belgian Offer as part of the Transaction	11 November 2015
Announcement by AB InBev of the revised and final terms of the Transaction	26 July 2016
Official notification of the bid notice relating to the Belgian Offer with the FSMA	24 August 2016
Public announcement of the main terms and conditions of the Belgian Offer by the FSMA	25 August 2016
Approval of this Prospectus by the FSMA	25 August 2016
Approval of the Belgian Offer Response Memorandum by the FSMA	25 August 2016
Publication of this Prospectus	26 August 2016
Start of the election period in the context of the UK Scheme	26 August 2016
Opening of the Acceptance Period (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus)	7 October 2016
Closing of the Acceptance Period (or such other date as may be communicated by AB InBev by way of supplement to this Prospectus)	7 October 2016
Announcement of the results of the Belgian Offer	8 October 2016
Transfer of the Initial Newbelco Shares tendered in the context of the Belgian Offer	8 October 2016
Expected date for payment of the Price of the Belgian Offer	11 October 2016
Latest date for payment of the Price of the Belgian Offer	13 October 2016

The dates set out in the table above are subject to change and the exact dates will be published in the Belgian press and through a Regulatory Information Service.

9	ACCEPTANCE

9.1	Acceptance period

9.1.1	General

The Acceptance Period will start on the day following the Capital Increase, which is expected to occur on the day falling two Business Days after the UK Scheme Effective Time, or on such other date as may be communicated by AB InBev by way of supplement to this Prospectus. Acceptances by the UK Scheme Shareholders in respect of the Belgian Offer will be made by the UK Agent acting on behalf of such shareholders on the basis of the Elections (or deemed Elections) made by such UK Scheme Shareholders pursuant to the UK Scheme.

The Belgian Offer is expected to be open for one day only. UK Scheme Shareholders will, however, have had the opportunity to make an Election between the Cash Consideration and the Partial Share Alternative and instruct the UK Agent during the UK Scheme process (from the time the UK Scheme Document is despatched or made available to them).

9.1.2	Derogation from the FSMA

Pursuant to article 30 of the Takeover Royal Decree, the minimum acceptance period is two weeks. In order to keep the number of days between the last day of trading of SABMiller Shares and the date of the payment of the Price of the Belgian Offer to the UK Scheme Shareholders to a minimum, AB InBev requested a derogation from the FSMA to the minimum duration of the acceptance period of the Belgian Offer to permit the Belgian Offer to open and close (and the Acceptance Period to start and finish) on the same day.

As per AB InBev’s request, given the specific structure of the overall Transaction, the FSMA allowed on 26 July 2016 for a derogation to article 30 of the Takeover Royal Decree such that the Acceptance Period would start and finish on the same day.

The FSMA considered that a limitation of the Acceptance Period to one Business Day is justified by the specific characteristics of the Transaction. Most importantly, the Prospectus will be made available to the SABMiller Shareholders well ahead of the opening of the Acceptance Period and during a period which exceeds the minimum acceptance period required under article 30 of the Takeover Royal Decree. As a result, the SABMiller Shareholders (who will become Newbelco Shareholders pursuant to the UK Scheme) will be given sufficient time to make an informed decision on the Belgian Offer. Moreover, in the context of the UK Scheme the (former) SABMiller Shareholders will have appointed the UK Agent to tender the Initial Newbelco Shares into the Belgian Offer such that the reduction of the Acceptance Period to a single day will not constitute an impediment to the practical steps to be taken to accept the Belgian Offer. The FSMA considered that such derogation is compatible with the guideline set out in article 9, 2° of the Takeover Law.

9.1.3	Acceptance

As described in more detail in Section 2.2.1 (Step 1: the UK Scheme) of Part IV above, under the terms of the UK Scheme, UK Scheme Shareholders will have the opportunity to elect for the Cash Consideration or the Partial Share Alternative by completing a hard copy Form of Election or making an equivalent Electronic Election.

Elections for the Cash Consideration or the Partial Share Alternative will continue to be capable of being made (and withdrawn or revised) following the UK Scheme becoming effective and the Capital Increase until the end of the Acceptance Period. Even though the UK Scheme Shareholders will hold Initial Newbelco Shares following the Capital Increase and will no longer hold SABMiller Shares, the UK Agent will act as the agent of the UK Scheme Shareholders in their capacity as Newbelco Shareholders in the context of the Belgian Offer and will act only on the basis of their Elections or deemed Elections. Based on such Elections or deemed Elections, the UK Agent will complete and submit to the Offer Agent the Acceptance Form attached hereto as Annex 2 in two copies at the end of or as soon as practicable after the end of the Acceptance Period, on behalf of the UK Scheme Shareholders. Since the Belgian Offer is expected to be open for one day only, the UK Agent will only be able to respond to the Belgian Offer on such day.

9.2	Payment

9.2.1	Payment mechanics

As soon as practicable on or after closing of the Belgian Offer, and in any event no later than three U.S. Business Days thereafter, AB InBev shall settle the Cash Consideration or the cash element of the Partial Share Alternative due to UK Scheme Shareholders on the following basis:

•	in the case of UK Scheme Shareholders registered on the UK Register whose UK Scheme Shares are held in certificated form immediately prior to the UK Scheme Record Time, by procuring the despatch to such UK Scheme Shareholders of cheques for the sums payable to such UK Scheme Shareholders, provided that if the amount payable to any such UK Scheme Shareholder exceeds £1 billion AB InBev reserves the right to make arrangements with such UK Scheme Shareholder to facilitate electronic payment of such amount in lieu of a cheque;

•	in the case of UK Scheme Shareholders registered on the UK Register whose UK Scheme Shares are held in uncertificated form through CREST immediately prior to the UK Scheme Record Time, by procuring that Euroclear UK is instructed to create an assured payment obligation in favour of the payment bank of the persons entitled thereto in accordance with the CREST system assured payment arrangements for the sums payable to them respectively, provided that AB InBev reserves the right to make payment of the said sums by cheque as set out in the sub-paragraph above if, for reasons outside its reasonable control, it is not able to effect settlement in accordance with this sub-paragraph; and

•	in the case of UK Scheme Shareholders registered on the South African Register immediately prior to the UK Scheme Record Time, by procuring that STRATE and the SABMiller South African Registrar (as applicable) are, taking into account any applicable requirements of the South African Exchange Control Regulations as set out in Section 9.2.2 (South African Exchange Control Regulation) below, each instructed to create an assured payment obligation in favour of the payment bank of the persons entitled thereto for the sums payable to them respectively, provided that AB InBev reserves the right to make payment of the said sums by cheque as set out in the first sub-paragraph above if, for reasons outside its reasonable control (including if any such UK Scheme Shareholder has not provided account details to the STRATE system or the SABMiller South African Registrar), it is not able to effect settlement in accordance with this paragraph.

Payments by CSDPs or brokers to Underlying Shareholders whose UK Scheme Shares are held in uncertificated form in the STRATE System immediately prior to the UK Scheme Record Time will, taking into account any applicable requirements of the South African Exchange Control Regulations, be made in accordance with the terms of the custody agreement entered into between the Underlying Shareholder and their CSDP or broker, and Underlying Shareholders can contact their CSDP or broker for further information in this regard. None of SABMiller, AB InBev, Newbelco, the Agent or the Offer Agent shall have any liability to Underlying Shareholders in the event that an Underlying Shareholder does not receive payment from their CSDP or broker and payment to PLC Nominees (Proprietary) Limited will be a complete discharge of AB InBev’s payment obligations in respect of Underlying Shareholders whose UK Scheme Shares are held in uncertificated form in the STRATE System.

As soon as practicable following the Reclassification and Consolidation and in any event no later than ten Business Days thereafter:

•	Newbelco will ensure that the share register of Newbelco is updated to reflect the Restricted Newbelco Shares held by UK Scheme Shareholders that validly elect (or are deemed to elect) for the Partial Share Alternative; and

•	Newbelco shall despatch, or shall procure the despatch of, a notice to each Restricted Shareholder setting out the number of Restricted Newbelco Shares held by such Restricted Shareholder,

in each case taking into account any applicable requirements of the South African Exchange Control Regulations as set out in Section 9.2.2 (South African Exchange Control Regulation) below.

All cash proceeds due to UK Scheme Shareholders registered on the UK Register shall be paid in pounds sterling and, in the case of a cheque, drawn on a UK clearing bank.

All cash proceeds due to UK Scheme Shareholders registered on the South African Register shall be paid in South African rand and, in the case of a cheque if applicable, drawn on a South African clearing bank. AB InBev shall convert the aggregate cash proceeds due to such UK Scheme Shareholders pursuant to the terms and conditions of the Belgian Offer into South African rand at the average pound sterling/ZAR exchange rate obtained by AB InBev through a series of market transactions and matching opportunities over a fixed period of time between the South African Register Freeze Date and the second U.S. Business Day after the closing of the Belgian Offer (the Applicable Rate). The Applicable Rate will be announced by AB InBev on a Regulatory Information Service and on SENS (as well as in the usual South African business newspapers for announcements of this nature) one business day before payment of the cash proceeds to UK Scheme Shareholders.

The actual amount of South African rand received by UK Scheme Shareholders registered on the South African Register in respect of each UK Scheme Share shall be equal to their proportionate entitlement (based on the amount due to them in pounds sterling) to such aggregate amount of South African rand received by AB InBev upon such conversion, provided that no amount of cash of less than one South African cent shall be paid to any UK Scheme Shareholder and the aggregate amount of cash to which a UK Scheme Shareholder shall be entitled shall be rounded down to the nearest South African cent

Please see Section 9.2.2 (South African Exchange Control Regulation) below for a summary of the impact of the South African Exchange Control Regulations for UK Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System in the context of the Transaction.

All deliveries of cheques to UK Scheme Shareholders on the UK Register shall be effected by sending the same by first class post (or international standard post, if overseas) in prepaid envelopes addressed to the persons entitled thereto at their respective addresses as appearing in the SABMiller Register of Members as at the UK Scheme Record Time (and, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register in respect of such joint holding at the UK Scheme Record Time).

To the extent that any payments to UK Scheme Shareholders registered on the South African Register are to be made by way of cheque, delivery of such cheques shall be effected by sending the same by registered post to the persons entitled thereto at their respective addresses as appearing in the SABMiller Register of Members as at the UK Scheme Record Time (and, in the case of joint holders, at the address of that one of the joint holders whose name stands first in such register in respect of such joint holding at the UK Scheme Record Time).

None of SABMiller, Newbelco, AB InBev, or the UK Agent or their respective agents shall be responsible for any loss or delay in the transmission or delivery of any cheques sent in accordance with this Section 9.2.1 (Payment mechanics), which shall be sent at the risk of the persons entitled thereto.

Cheques shall be made payable to the persons respectively entitled to the monies represented thereby (except that, in the case of joint holders, AB InBev reserves the right to make such cheques payable to that one of the joint holders whose name stands first in the SABMiller Register of Members in respect of such joint holding at the UK Scheme Record Time), and the encashment of any such cheque or the creation of any such assured payment obligation in accordance with this Section 9.2.1 (Payment mechanics) shall be a complete discharge of AB InBev’s obligations under the Belgian Offer to pay the monies represented thereby.

All electronic payments to UK Scheme Shareholders registered on the South African Register whose SABMiller Shares are held in certificated form shall be effected by electronic funds transfer to the bank account details provided to or held by the SABMiller South African Registrar for each respective UK Scheme Shareholder as at the UK Scheme Record Time. None of SABMiller, Newbelco, AB InBev, or the UK Agent or their respective agents shall be responsible for any loss or delay in the transmission of electronic payments sent in accordance with this Section 9.2.1 (Payment mechanics), which shall be sent at the risk of the persons entitled thereto.

AB InBev reserves the right to verify (or have the relevant SABMiller Registrars verify) the details of any UK Scheme Shareholder (including addresses and, if relevant, bank account details) as appearing on the SABMiller Register of Members or otherwise held by the SABMiller Registrars at the UK Scheme Record Time before sending cheques or effecting electronic transfers, as applicable.

For the avoidance of doubt: (a) cash due to UK Scheme Shareholders under the terms of the Belgian Offer will not be paid by AB InBev to Underlying Shareholders directly; (b) payment to Nominee Shareholders in accordance with the terms of the Belgian Offer shall be a complete discharge of AB InBev’s payment obligations; and (c) none of SABMiller, AB InBev, Newbelco, or the UK Agent shall have any obligation in relation to the application of the monies paid to a Nominee Shareholder under the terms of the Belgian Offer. Initial Newbelco Shares shall be issued to (and, following the Reclassification and Consolidation, Restricted Newbelco Shares shall be held by) Nominee Shareholders, rather than Underlying Shareholders, and none of SABMiller, AB InBev, Newbelco, or the UK Agent shall have any obligation or liability in relation to the holding of Initial Newbelco Shares and/or Restricted Newbelco Shares by Nominee Shareholders on behalf of Underlying Shareholders.

The Offer Agent shall not charge the Newbelco Shareholders any commission, fees or other costs under the Belgian Offer.

9.2.2	South African Exchange Control Regulations

This section sets out a summary of the impact of the South African Exchange Control Regulations in the context of the Transaction for UK Scheme Shareholders registered on the South African Register and Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System.

In South Africa, the Transaction has been approved by the Financial Surveillance Department of the South African Reserve Bank, which included, inter alia, approval of the:

•	UK Scheme Shareholders registered on the South African Register holding Initial Newbelco Shares to which they are entitled pursuant to the UK Scheme, which they will not be entitled to transfer for a period of 72 hours after their issue to such UK Scheme Shareholders other than pursuant to the Belgian Offer; and

•	the delisting of SABMiller from the Main Board of the Johannesburg Stock Exchange.

Approval of the Transaction by the Financial Surveillance Department of the South African Reserve Bank is subject to the conditions that, inter alia:

•	UK Scheme Shareholders registered on the South African Register at 4.30 p.m. South African standard time on the South African Register Freeze Date must receive any Initial Newbelco Shares to which they are entitled pursuant to the UK Scheme on the South African register of Newbelco; and

•	UK Scheme Shareholders registered on the South African Register who are residents of, or emigrants from, the Common Monetary Area, who elect (or are deemed to elect) for the Partial Share Alternative will be required to obtain specific approval from the Financial Surveillance Department of the South African Reserve Bank through their authorised dealer in foreign exchange in South Africa to hold Restricted Newbelco Shares.

Any conditions attaching to any approval which is granted by the Financial Surveillance Department of the South African Reserve Bank to hold Restricted Newbelco Shares must be capable of satisfaction by the applicant. None of SABMiller, AB InBev, Newbelco, the UK Agent or the Offer Agent will have any obligation or liability in relation to the obtaining of any such approval or the satisfaction of any conditions attaching to any such approval.

Residents of the Common Monetary Area

In the case of:

(a)	UK Scheme Shareholders registered on the South African Register, whose registered addresses in the South African Register are within the Common Monetary Area and whose share certificates are not restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be settled directly upon such UK Scheme Shareholders in accordance with the terms and conditions of the Belgian Offer; and

(b)	Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System, whose registered addresses are within the Common Monetary Area and who have not been restrictively designated in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly to the accounts nominated for the relevant Underlying Shareholders by their duly appointed CSDP or broker in accordance with the provisions of the custody agreement with such CSDP or broker (following the crediting of the account(s) of such CSDPs with the relevant cash amount by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the UK Scheme Shareholder registered on the South African Register that holds such UK Scheme Shares on behalf of such CSDP or broker).

Emigrants from the Common Monetary Area

In the case of:

(a)	UK Scheme Shareholders registered on the South African Register who are emigrants from the Common Monetary Area and whose UK Scheme Shares form part of their blocked assets, whose share certificates are restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the relevant UK Scheme Shareholder’s blocked assets in terms of the South African Exchange Control Regulations; and

(b)

Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System who are emigrants from the Common Monetary Area and whose UK Scheme Shares form part of their blocked assets, the Cash Consideration or the cash element payable pursuant to the Partial Share

Alternative (as applicable) will be credited directly by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the UK Scheme Shareholder registered on the South African Register that holds such UK Scheme Shares on behalf of such Underlying Shareholders, to the blocked account of the Underlying Shareholders concerned nominated by their duly appointed CSDP or broker with their authorised dealer in foreign exchange in South Africa.

All other non-residents of the Common Monetary Area

In the case of:

(a)	UK Scheme Shareholders that are registered on the South African Register who are non-residents of the Common Monetary Area and whose registered addresses are outside the Common Monetary Area, whose share certificates have been restrictively endorsed in terms of the South African Exchange Control Regulations, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be settled directly upon such UK Scheme Shareholders in accordance with the terms and conditions of the Belgian Offer; and

(b)	Underlying Shareholders who hold UK Scheme Shares in uncertificated form in the STRATE System who are non-residents of the Common Monetary Area and whose registered addresses are outside the Common Monetary Area, the Cash Consideration or the cash element payable pursuant to the Partial Share Alternative (as applicable) will be credited directly to the accounts nominated for the relevant Underlying Shareholders by their duly appointed CSDP or broker in accordance with the provisions of the custody agreement with their CSDP or broker (following the crediting of the account(s) of such CSDPs with the relevant cash amount by STRATE on behalf of PLC Nominees (Proprietary) Limited, as the UK Scheme Shareholder registered on the South African Register that holds such UK Scheme Shares on behalf of such CSDP or broker).

Restricted Newbelco Shares

UK Scheme Shareholders registered on the South African Register who are residents of, or emigrants from, the Common Monetary Area, who elect (or are deemed to elect) for the Partial Share Alternative will be required to obtain approval from the Financial Surveillance Department of the South African Reserve Bank through their authorised dealer in foreign exchange in South Africa to hold Restricted Newbelco Shares.

Any such UK Scheme Shareholder registered on the South African Register who wishes to elect for the Partial Share Alternative must provide the requested details relating to the exchange control approvals to make elections obtained through their authorised dealers, as explained in more detail in the UK Scheme Document.

Any such Underlying Shareholder who holds UK Scheme Shares in uncertificated form in the STRATE System who wishes to give an instruction to elect for the Partial Share Alternative must provide such details as are required by their appointed CSDP or broker in accordance with the provisions of the custody agreement with such CSDP or broker.

9.2.3	Derogation

Pursuant to article 3, 7° of the Takeover Royal Decree, a Belgian credit institution or the Belgian branch of a non-Belgian credit institution must take care of (i) the receipt of the acceptances and (ii) the payment of the price to the selling shareholders.

BNP Paribas Fortis SA/NV is acting as Offer Agent and, in this capacity, will be accepting the Acceptance Form(s).

However, in order to ensure that the UK Scheme Shareholders receive the consideration under the Belgian Offer in the most efficient manner, the payment of all cash amounts due from AB InBev to the UK Scheme Shareholders under the Belgian Offer will be effected by SABMiller’s UK registrar (Equiniti Limited) (in the case of UK Scheme Shareholders on the UK Register) and SABMiller’s South African registrar (Computershare Investor Services Proprietary Limited) (in the case of UK Scheme Shareholders on the South African Register).

As per AB InBev’s request, given the specific structure of the overall Transaction, the FSMA allowed on 26 July 2016 for a derogation to article 3, 7° of the Takeover Royal Decree such that the settlement of the Cash Consideration or the cash element of the Partial Share Alternative due to the UK Scheme Shareholders can be effected by Equiniti Limited and Computershare Investor Services Proprietary Limited. Accordingly, the Offer

Agent will not be responsible for, and will not make any payments of, the cash amounts due under the Belgian Offer.

The FSMA considered the fact that the paying agents will neither be a Belgian credit institution (or investment firm authorised to hold funds) nor a non-Belgian credit institution (or investment firm authorised to hold funds) with a Belgian branch as justified given the specific characteristics of the Transaction. As a matter of fact, the UK Scheme Shareholders, who will hold the Initial Newbelco Shares which are subject to the Belgian Offer, are shareholders of an English company and the Initial Newbelco Shares that are the subject of the Belgian Offer will have been issued to such UK Scheme Shareholders on the day prior to the start of the Acceptance Period. As a result, the intervention of paying agents that are familiar with the execution of corporate actions and the settlement of transactions relating to the SABMiller Shares can be reasonably believed to offer a number of practical advantages over the intervention of a paying agent without such experience but satisfying the requirements of article 3, 7° of the Takeover Royal Decree. The FSMA considered that such derogation is compatible with the guideline set out in article 9 of the Takeover Law.

9.3	Transfer of risk and title to the shares

Risk and title to Initial Newbelco Shares validly tendered during the Acceptance Period shall be transferred to AB InBev following the closing of the Acceptance Period.

9.4	Title to the shares

The Initial Newbelco Shares which will be acquired under the Belgian Offer by AB InBev will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now or hereafter attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this document other than any Permitted Dividend (on the terms set out in Section 2.2.5 (Value Reduction) of Part IV of this Prospectus).

9.5	Revision of Election

In accordance with Article 25, 1 of the Takeover Royal Decree, the terms of the Belgian Offer must provide that UK Scheme Shareholders (who will become Newbelco Shareholders as a result of the UK Scheme) may withdraw their acceptance during the Acceptance Period.

As a term of the UK Scheme, all UK Scheme Shareholders (who will become Newbelco Shareholders as a result of the UK Scheme) will irrevocably appoint the UK Agent to tender their Initial Newbelco Shares into the Belgian Offer in accordance with their Elections or deemed Elections. UK Scheme Shareholders may revise or withdraw their Elections until the end of the Acceptance Period. The UK Scheme will be binding on all UK Scheme Shareholders with effect from the UK Scheme Effective Time and therefore the appointment of the UK Agent to respond to the Belgian Offer in accordance with their Elections or deemed Elections will be made by all UK Scheme Shareholders from such time. If a UK Scheme Shareholder makes an election prior to the UK Scheme Effective Time but subsequently (after the UK Scheme Effective Time but prior to the end of the Acceptance Period) changes or withdraws such election, then under the terms of the UK Scheme the UK Agent’s appointment by such UK Scheme Shareholder will continue and such UK Agent shall respond to the Belgian Offer in accordance with such UK Scheme Shareholder’s subsequent Election or deemed Election.

9.6	Counteroffer

In the event of a higher bid (the price of which must be at least 5% above the Price of the Belgian Offer in accordance with articles 37 to 41 and article 57 of the Takeover Royal Decree), the Acceptance Period shall be extended until the expiry of the acceptance period for the higher bid. In the event of a valid and more favourable higher bid, all Initial Newbelco Shareholders that have offered their Initial Newbelco Shares would have a right to withdraw their acceptance in accordance with articles 25 and 57 of the Takeover Royal Decree. However, given the irrevocable undertakings given by Altria and BEVCO (see Section 9 (Persons acting in concert with AB InBev) of Part V) and the structure of the Transaction, AB InBev believes that a counteroffer will be unlikely.

10	RE-OPENING OF THE BELGIAN OFFER

As noted in Section 9 (Persons acting in concert with AB InBev) of Part V, AB InBev has received the Irrevocable Undertakings from Altria and BEVCO. As a result of the Irrevocable Undertakings, AB InBev will in practice not be able to acquire in the Belgian Offer more than 59.55% of the Initial Newbelco Shares, meaning that AB InBev will not hold more than (i) 90% of the Initial Newbelco Shares and consequently will not have to re-open the Belgian Offer pursuant to article 35, 1° of the Takeover Royal Decree, or (ii) 95% of the Initial Newbelco Shares and consequently will not be entitled to proceed with a squeeze-out pursuant to article 42 of the Takeover Royal Decree.

11	PUBLICATION OF THE RESULTS

In accordance with article 32 of the Takeover Royal Decree, AB InBev shall announce, at the latest on the Business Day following the end of the Acceptance Period, the results of the Belgian Offer, as well as the number of Initial Newbelco Shares AB InBev holds following the Belgian Offer. This announcement shall be made in a distributed press release and published on the websites of AB InBev (www.ab-inbev.com) and the Offer Agent (www.bnpparibasfortis.be/sparenenbeleggen; and www.bnpparibasfortis.be/epargneretplacer).

{End of extract}

Part X

DEFINITIONS

The following definitions apply throughout this document, unless otherwise stated:

“£”	pounds sterling, being the lawful currency of the United Kingdom

“2014 Shareholders’ Agreement”	the shareholders’ agreement between the AB InBev Reference Shareholder, Eugénie Patri Sébastien SA, EPS, BRC and Rayvax dated 18 December 2014

“2015 Senior Facilities Agreement”	the US$75.0 billion senior facilities agreement entered into by AB InBev on 28 October 2015

“2015 Senior Facilities Syndicate”	(i) Australia and New Zealand Banking Group Limited; (ii) Bank of America, N.A.; (iii) The Bank of New York Mellon; (iv) Barclays Bank PLC; (v) BNP Paribas Fortis SA/NV; (vi) BNP Paribas SA; (vii) The Bank of Tokyo-Mitsubishi UFJ, Ltd.; (viii) Citibank, N.A.; (ix) Commerzbank Aktiengesellschaft, Filiale Luxemburg; (x) Deutsche Bank AG Filiale Luxemburg; (xi) HSBC Bank USA, N.A.; (xi) HSBC Bank plc; (xii) ING Belgium SA/NV; (xiii) ING Bank NV; (xiv) Intesa Sanpaolo S.p.A; (xv) Mizuho Bank, Ltd.; (xvi) Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. “Rabobank Nederland”, New York Branch; (xvii) The Royal Bank of Scotland plc; (xviii) Banco Santander, S.A.; (xix) Santander Bank, N.A.; (xx) Société Générale, London Branch; (xxi) Sumitomo Mitsui Banking Corporation; (xxii) The Toronto-Dominion Bank; (xxiii) TD Bank, N.A.; (xxiv) UniCredit Bank AG; and (xxv) Wells Fargo Bank, N. A.

“2016 Shareholders’ Agreement”	the Amended and Restated New Shareholders’ Agreement dated 11 April 2016 between the AB InBev Reference Shareholder, Eugénie Patri Sébastien SA, EPS, BRC and Rayvax, amending the 2014 Shareholders’ Agreement

“ABIFI”	AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc.

“AB InBev”	Anheuser-Busch InBev SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Grand’Place/Grote Markt 1 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0417.497.106 RPM/RPR (Brussels)

“AB InBev ADSs”	ADSs, each evidencing one AB InBev ADS, which represents one AB InBev Share

“AB InBev Board”	the board of directors of AB InBev

“AB InBev Directors”	the directors of AB InBev as at the date of this document or, where the context so requires, the directors of AB InBev from time to time

“AB InBev General Meeting”	the general meeting of AB InBev Shareholders (and any adjournment thereof) to be convened in connection with the Belgian Offer, the Belgian Merger and the Transaction for the purpose of considering, and, if thought fit, approving, the AB InBev Resolutions

“AB InBev Group”	AB InBev and its subsidiaries and subsidiary undertakings from time to time

“AB InBev Listing Documents”	such documentation as is required to be prepared by AB InBev and/or Newbelco in relation to: (i) the listing of the New Ordinary Shares on Euronext Brussels (including the Belgian Listing Prospectus); (ii) the secondary listing of ADSs (each representing one New Ordinary Share) on the NYSE; (iii) the JSE Secondary Listing; and (iv) the Mexican Secondary Listing

“AB InBev Quantified Financial Benefits Statement”	the statements of estimated cost savings and synergies arising from the Transaction set out in paragraph 5 of Part II of this document, other than the SABMiller Quantified Financial Benefits Statement

“AB InBev Reference Shareholder”	Stichting Anheuser-Busch InBev or any successor thereof

“AB InBev Resolutions”	any resolutions to be taken by the AB InBev General Meeting as are necessary or useful to approve, implement and effect: (i) the Belgian Offer; (ii) the Belgian Merger; and (iii) any other step of the Transaction

“AB InBev Shareholders”	holders of AB InBev Shares and/or AB InBev ADSs from time to time

“AB InBev Shares”	AB InBev ordinary shares

“AB InBev Transaction Documents”	the Belgian Offer Documents, the South African Offer Prospectus, the Belgian Merger Documents, the Belgian Merger US Documents (including the F-4 Registration Statement), the AB InBev Listing Documents, the Belgian Share Issue Documents, the notice of the AB InBev General Meeting, for each of which AB InBev and the AB InBev Directors and/or Newbelco and/or the Newbelco Directors (as applicable) are responsible and which are available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com

“Acceptance Period”	from 9 a.m. Brussels time to 7 p.m. Brussels time on 7 October 2016 (or such other date and time after the UK Scheme Effective Time as AB InBev may, with SABMiller’s consent, determine and which is announced through a Regulatory Information Service)

“ADR”	American Depositary Receipt

“ADS”	American Depositary Share

“ADS Voting Instruction Card”	the voting instruction card for use by registered holders of SABMiller ADSs to instruct the SABMiller ADS Depositary in connection with the SABMiller Meetings

“Affiliate”	an affiliate within the meaning of Article 11 of the Belgian Companies Code

“Agent”	BNP Paribas SA, London Branch

“Altria”	Altria Group, Inc.

“Ambev”	Ambev S.A.

“Ambev Business Exchange”	the transfer of SABMiller’s Panamanian business from AB InBev to Ambev, and the transfer of Ambev’s business in Colombia, Peru and Ecuador to AB InBev, as described in paragraph 9 of Part I of this document

“Amendment No. 1”	the amendment entered into on 25 March 2016 to the Molson Coors Purchase Agreement

“Announcement”	the joint announcement made by SABMiller and AB InBev dated 11 November 2015 in relation to the Transaction made pursuant to Rule 2.7 of the City Code

“Anti-Monopoly Law”	the Anti-Monopoly Law of China

“Asahi”	Asahi Group Holdings, Ltd.

“Banking and Exchange Control Details Form”	the banking and exchange control details form for use by SABMiller Shareholders on the South African Register in order to provide their bank account details and, if relevant, details of their authorised dealer for the purposes of the South African Exchange Control Regulations

“Barclays”	Barclays Bank PLC, acting through its Investment Bank

“Belgian Companies Code”	the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time

“Belgian Listing Prospectus”	the listing prospectus or equivalent document issued by Newbelco in accordance with the Belgian Law of 16 June 2006 relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the BFSMA for the purpose of the listing of the New Ordinary Shares on Euronext Brussels

“Belgian Merger”	the merger of AB InBev into Newbelco through a merger by absorption of AB InBev under the Belgian Companies Code, pursuant to which the AB InBev Shareholders will become Newbelco Shareholders and Newbelco will be the surviving entity and the holding company for the Combined Group

“Belgian Merger Documents”	the Belgian documentation to be drawn up and made available to AB InBev Shareholders and Newbelco Shareholders (i.e. the holders of the Incorporation Shares at the time of consideration of the Newbelco Resolutions) in relation to the Belgian Merger in accordance with the Belgian Companies Code

“Belgian Merger US Documents”	the US legal documentation to be drawn up and made available to AB InBev Shareholders, including the F-4 Registration Statement

“Belgian Offer”	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares pursuant to the Belgian Takeover Law and the Belgian Takeover Royal Decree

“Belgian Offer Documents”	the Belgian documentation to be drawn up in connection with the Belgian Offer, including, without limitation, the Belgian Offer Prospectus and the Belgian Offer Response Memorandum

“Belgian Offer Prospectus”	the prospectus relating to the Belgian Offer and made available to Newbelco Shareholders, drawn up pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids and to be approved by the BFSMA

“Belgian Offer Response Memorandum”	the response memorandum to be adopted by Newbelco in the context of the Belgian Offer Prospectus

“Belgian Share Issue Documents”	the Belgian legal documentation to be drawn up in connection with the Capital Increase (including relevant board and auditor reports)

“Belgian Takeover Law”	the Belgian law of 1 April 2007 on public takeover bids

“Belgian Takeover Royal Decree”	the Belgian Royal Decree of 27 April 2007 on public takeover bids

“Belgium”	the Kingdom of Belgium

“BEVCO”	BEVCO Ltd.

“BFSMA”	Belgian Financial Services and Markets Authority

“BLUE Form of Proxy”	the BLUE form of proxy for use by SABMiller Shareholders in relation to the UK Scheme Court Meeting

“BNP Paribas”	BNP Paribas S.A.

“BofA Merrill Lynch”	means Merrill Lynch International, together with its affiliates, each subsidiaries of Bank of America Corporation

“BRC”	BRC S.à.r.l.

“Break Payment Event”	has the meaning given in the Co-operation Agreement

“Business Day” or “business day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in each of London, Brussels, Johannesburg and New York

“Capital Increase”	the capital increase of Newbelco against the contribution in kind by Scheme Shareholders of their Scheme Shares and the issue of Initial Newbelco Shares to such Scheme Shareholders in exchange for such contribution to be approved by the Newbelco General Meeting in connection with the implementation of the UK Scheme

“Cash Consideration”	the cash proceeds to be received by Scheme Shareholders who do not elect (and are not deemed to elect) for the Partial Share Alternative under and subject to the terms of the Transaction

“CCBA Group”	means Coca-Cola Beverages Africa (Pty) Ltd and its subsidiaries from time to time

“CCBA Transaction”	the transaction announced by SABMiller on 27 November 2014 between SABMiller, The Coca-Cola Company and Gutsche Family Investments Proprietary Limited and which completed on 2 July 2016

“Centerview Partners”	Centerview Partners UK LLP

“certificated” or “in certificated form”	not in uncertificated form (that is, not in CREST or the STRATE system)

“China”	the People’s Republic of China

“City Code”	the City Code on Takeovers and Mergers

“Combined Group”	the enlarged group following the Transaction, comprising the AB InBev Group, the SABMiller Group and Newbelco

“Common Monetary Area”	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland

“Companies Act”	the Companies Act 2006, as amended from time to time

“Completion”	completion of the Belgian Merger (which will not occur until after (i) the UK Scheme has become Effective, and (ii) the subsequent closing of the Belgian Offer)

“Computershare”	Computershare Investor Services Proprietary Limited

“Conditions”	the conditions to the Transaction set out in Part V of this document

“Consolidation Factor”	185.233168056448

“Co-operation Agreement”	the agreement dated 11 November 2015 between AB InBev and SABMiller and relating, among other things, to the implementation of the Transaction as amended from time to time

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the Uncertificated Securities Regulations 2001 (as amended)

“CREST Manual”	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms)

“CREST Proxy Instruction”	has the meaning given to it in paragraph 2 of Part IV of this document

“CR Snow”	China Resources Snow Breweries Limited

“CR Snow Divestiture”	the sale of SABMiller’s 49% interest in CR Snow to China Resources Beer (Holdings) Co. Ltd., as described in paragraph 9 of Part I of this document

“CSDP”	central securities depository participant, a participant as defined in the South African Financial Markets Act, 19 of 2012 (as amended)

“Daily Official List”	the daily official list of the London Stock Exchange

“DB”	Deutsche Bank AG, acting through its London branch

“dealing disclosure”	an announcement pursuant to Rule 8 of the City Code containing details of dealings in interests in relevant securities of a party to an offer

“Debt Financing”	any raising of debt in the public or private loan or debt capital markets (including any equity linked instrument or other hybrid product) for the purpose of funding the Transaction and/or the refinancing of SABMiller group indebtedness and/or the refinancing of AB InBev Group indebtedness (and including any refinancing of such Debt Financing either prior to or following Completion)

“Deferred Shares”	the deferred shares of £1 each in the capital of SABMiller

“Deloitte”	Deloitte LLP, the United Kingdom member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, whose member firms are legally separate and independent entities

“Disclosed”	the information fairly disclosed by, or on behalf of SABMiller: (i) in the Annual Report and Accounts of the SABMiller Group for the financial year ended 31 March 2015; (ii) in the Announcement; (iii) in any other public announcement made by SABMiller or any of its publicly listed subsidiaries or associates prior to the date of the Announcement; (iv) as disclosed in writing prior to the date of the Announcement by or on behalf of SABMiller to AB InBev (or its respective officers, employees, agents or advisers in their capacity as such) in relation to the Transaction; or (v) in the virtual data room operated by or on behalf of SABMiller in respect of the Transaction prior to the date of the Announcement

“Distell Divestiture”	the envisaged sale of SABMiller’s 26.5% shareholding in Distell Group Limited by AB InBev in the context of the Transaction, as described in paragraph 9 of Part I of this document

“Divestitures”	the MillerCoors Divestiture, the European Divestitures, the CR Snow Divestitures, the Distell Divestiture and the Ambev Business Exchange

“EBITA”	comprises operating profit before exceptional items and amortisation of intangible assets (excluding computer software) and includes the SABMiller Group’s share of associates’ and joint ventures’ operating profit on a similar basis

“EBITDA”	as related to AB InBev, means earnings before interest, taxation, depreciation and amortisation

“Effective”	in the context of the Transaction:

(a) if the Transaction is implemented by way of the UK Scheme, the UK Scheme having become effective pursuant to its terms; or

(b) if the Transaction is implemented by way of a UK Offer, such UK Offer having been declared and become unconditional in all respects in accordance with the requirements of the City Code

“Election”	an election made for the Cash Consideration or the Partial Share Alternative, including both an Electronic Election and an election made by the GREEN Form of Election, and (where the context so requires) an election deemed to have been made pursuant to the terms of the UK Scheme

“Electronic Election”	an election made via CREST or the STRATE system for the Cash Consideration or the Partial Share Alternative by a Scheme Shareholder who holds Scheme Shares in uncertificated form

“Employee Representatives’ Opinions”	the opinion dated 11 July 2016 from the European Works Council and the opinion dated 23 June 2016 from the Dreher Breweries Trade Union, each each pursuant to Rule 25.9 of the City Code on the effect of the Transaction on employment, and each of which can be found at Appendix VI of this document

“EPS”	EPS Participations Sàrl

“Equiniti”	Equiniti Limited

“Estimate of Value Letter”	the letter Lazard has provided for the purposes of Rule 24.11 of the City Code, appearing in Appendix IV of this document

“EU” or “European Union”	an economic and political union of 28 member states which are located primarily in Europe

“EU Parent-Subsidiary Directive”	Council Directive (2011/96/EU) of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States, as amended by Directive 2014/86/EU of 8 July 2014 and Directive 2015/121/EU of 27 January 2015

“EURIBOR”	Euro Interbank Offered Rate

“Euroclear”	Euroclear UK & Ireland Limited, incorporated in England and Wales with registered number 02878738

“Euronext Brussels”	the regulated market operated by Euronext Brussels NV/SA, a regulated market within the meaning of Directive 2004/39/EC of the European Parliament and of the Council of 21 April 2004 on markets in financial instruments amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (MiFID)

“European Divestitures	the following divestitures: (i) the sale of SABMiller’s Peroni, Grolsch and Meantime brand families and their associated businesses in Italy, the Netherlands, the UK and internationally (excluding certain rights in the US), to Asahi; and (ii) the sale of the entirety of assets of SABMiller in Central and Eastern Europe (Hungary, Romania, Czech Republic, Slovakia and Poland) to one or two purchasers, as described in paragraph 9 of Part I of this document

“Excluded Shares”	any SABMiller Shares which are held by SABMiller in treasury

“F-4 Registration Statement”	Newbelco’s SEC Registration Statement on Form F-4 dated on or around the date of this document

“FCA”	the Financial Conduct Authority

“Final Notarial Deed”	the notarial deed acknowledging completion of the Belgian Merger

“Forms of Proxy”	the BLUE Form of Proxy and the WHITE Form of Proxy

“FSMA”	the Financial Services and Markets Act 2000, as amended from time to time

“Goldman Sachs”	Goldman Sachs International

“GREEN Form of Election”	the GREEN form of election relating to the Cash Consideration and the Partial Share Alternative to be sent to SABMiller Shareholders who hold their SABMiller Shares in certificated form

“Grupo Modelo”	Grupo Modelo, S. de R.L. de C.V.

“HSR Act”	the Hart—Scott—Rodino Antitrust Improvements Act of 1976

“IFRS”	International Financing Reporting Standards, as adopted by the EU

“Incorporation Shares”	the 6,150,000 registered shares without nominal value issued by Newbelco on 3 March 2016 which will be cancelled with effect simultaneously with the completion of the Capital Increase

“Initial Newbelco Shares”	the ordinary shares in the capital of Newbelco to be issued to Scheme Shareholders pursuant to the terms of the UK Scheme

“Intertrust”	Intertrust (Belgium) NV/SA

“January 2016 Notes”	the January 2016 US Notes and the January 2016 Taiwan Notes, collectively

“January 2016 Taiwan Notes”	the US$1.47 billion aggregate principal amount of notes issued by AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc. (ABIFI) on 29 January 2016

“January 2016 US Notes”	the US$46 billion aggregate principal amount of bonds issued by AB InBev’s subsidiary Anheuser-Busch InBev Finance Inc. (ABIFI) on 25 January 2016

“Johannesburg Stock Exchange”	the securities exchange operated by the JSE under the South African Financial Markets Act, 19 of 2012 (as amended)

“J.P. Morgan Cazenove”	J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove

“JSE”	JSE Limited, a public company incorporated in accordance with the laws of South Africa under registration number 2005/022939/06 and licensed to operate an exchange under the South African Financial Markets Act, 19 of 2012 (as amended)

“JSE Secondary Listing”	the secondary listing and admission to trading of the New Ordinary Shares issued pursuant to the Belgian Merger upon Completion on the main board of the Johannesburg Stock Exchange

“Lazard”	Lazard Frères & Co. LLC and Lazard & Co., Limited

“LIBOR”	London Interbank Offered Rate

“Listing Rules”	the rules and regulations made by the UK Listing Authority under Part VI of FSMA and contained in the UK Listing Authority’s publication of the same name (as amended from time to time)

“London Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in London

“London Stock Exchange”	London Stock Exchange plc

“Long Stop Date”	the date falling 18 months after the date of the Announcement or such later date as may be agreed in writing by SABMiller and AB InBev (with the Panel’s consent and as the UK Court may approve (if such approval(s) is or are required))

“LORCPM”	Ley Orgánica de Regulación de Control del Poder de Mercado

“March 2016 Notes”	the EUR 13.25 billion aggregate principal amount of notes issued by AB InBev on 29 March 2016

“Member State”	a member state of the European Union

“Merrill Lynch International”	Merrill Lynch International, a subsidiary of Bank of America Corporation

“Mexican Secondary Listing”	the secondary listing and admission to trading of the New Ordinary Shares on the Mexico Stock Exchange

“Mexican Secondary Listing Documents”	the listing prospectus (folleto informativo) issued by Newbelco in accordance with the Mexican Securities Exchange Act (Ley del Mercado de Valores) relating to the public offer of instruments and the admission to trading on regulated markets, and to be approved by the Mexican Securities and Exchange Commission (Comisión Nacional Bancaria y de Valores) for the purpose of the Mexican Secondary Listing

“Mexico Stock Exchange”	the Bolsa Mexicana de Valores

“MillerCoors”	MillerCoors LLC, a joint venture between SABMiller and Molson Coors

“MillerCoors Divestiture”	the divestiture pursuant to the Molson Coors Purchase Agreement, as described in paragraph 9 of Part I of this document

“MOFCOM”	the Ministry of Commerce of the People’s Republic of China

“Molson Coors”	Molson Coors Brewing Company

“Molson Coors Purchase Agreement”	the purchase agreement entered into between Molson Coors and AB InBev on 11 November 2015, pursuant to which Molson Coors will acquire all of SABMiller’s interest in MillerCoors and certain assets (including trademarks, other intellectual property, contracts, inventory and other assets) related to SABMiller’s portfolio of Miller brands outside the US for an aggregate purchase price of US$12 billion in cash, subject to certain adjustments described in the Molson Coors Purchase Agreement, as amended by Amendment No. 1

“Morgan Stanley”	Morgan Stanley & Co. International plc

“Newbelco”	Newbelco SA/NV, a limited liability company (société anonyme/naamloze vennootschap) incorporated in Belgium, with its registered address at Rue Royale/Koningsstraat 97, 4th floor, 1000 Brussels, Belgium and registered with the Crossroads Bank of Enterprises under number 0649.641.563 RPM/RPR (Brussels)

“Newbelco ADS”	an ADS of Newbelco, represented by an ADR

“Newbelco Articles”	the articles of association of Newbelco, to be adopted by the Newbelco general meeting expected to be held around the date of the UK Scheme Court Meeting, of which the main terms are summarised in Appendix V of this document

“Newbelco Board”	the Newbelco directors collectively

“Newbelco Directors”	the directors of Newbelco as at the date of this document or, where the context so requires, the directors of Newbelco from time to time

“Newbelco General Meeting”	the general meeting of the holders of the Incorporation Shares (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering, and, if thought fit, approving, the Newbelco Resolutions

“Newbelco Resolutions”	any resolutions to be taken by the Newbelco General Meeting (composed, at the moment such resolutions are adopted by the holders of the Incorporation Shares) as are necessary or useful to approve, implement and effect: (i) the Capital Increase; (ii) the Belgian Merger; (iii) the adoption of new articles of association of Newbelco with effect from closing of the Belgian Offer; (iv) the appointment of new board members of Newbelco nominated by AB InBev with effect from closing of the Belgian Offer; (v) the cancellation of the Newbelco Shares held by the incorporators of Newbelco; and (vi) any other step of the Transaction, and “Newbelco Resolution” means any one of them

“Newbelco Shareholders”	holders of Newbelco Shares and/or Newbelco ADSs from time to time

“Newbelco Shares”	the Initial Newbelco Shares, the Restricted Newbelco Shares or the New Ordinary Shares, as applicable

“New Ordinary Shares”	the ordinary shares in Newbelco: (i) resulting from the consolidation of the Initial Newbelco Shares acquired by AB InBev in the context of the Belgian Offer; (ii) to be issued to AB InBev Shareholders pursuant to the Belgian Merger upon Completion; and (iii) to be issued from time to time following Completion and into which the Restricted Newbelco Shares can be converted in accordance with their terms

“Nominee Shareholder”	a Scheme Shareholder that holds Scheme Shares in a business or professional capacity for and on behalf of one or more persons

“NPR”	net producer revenue

“NYSE”	the New York Stock Exchange

“Official List”	the official list maintained by the UK Listing Authority

“Opening Position Disclosure”	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the Transaction if the person concerned has such a position

“Overseas Shareholders”	SABMiller Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom, the United States, Belgium, Mexico or South Africa

“Panel”	the UK Panel on Takeovers and Mergers

“Partial Share Alternative”	the alternative whereby Scheme Shareholders (other than Restricted Overseas Shareholders) may elect (or are deemed to elect) to receive Restricted Newbelco Shares and cash instead of the Cash Consideration under and subject to the terms of the Transaction, as referred to in paragraph 2 of Part II of this document

“Permitted Dividend”	has the meaning given in paragraph 7 of Part I of this document

“Pledge”	has the meaning given in paragraph 3(e) of Appendix V

“Post Scheme Sanction Conditions”	Conditions (a)(iv), (a)(v), (b)(ii), (b)(iii), (b)(iv), (c)(iii), (c)(iv) and (c)(v) as set out in Part (A) of Part V of this document

“Pre-Conditions”	the pre-conditions to the Transaction, as set out in Appendix 1 of the Announcement

“Proposed Structure”	the proposed structure of the Transaction as described in paragraph 1 of Part II of this document

“Prudential Regulation Authority”	the Prudential Regulation Authority or its successor from time to time

“PGM Business”	the Peroni, Grolsch and Meantime brands and their associated businesses in Italy, the Netherlands and the UK

“Quantified Financial Benefits Statements”	the AB InBev Quantified Financial Benefits Statement and the SABMiller Quantified Financial Benefits Statement

“Rayvax”	Rayvax Sàrl

“Reclassification and Consolidation”	(a) the automatic reclassification and consolidation of any Initial Newbelco Shares which are retained after closing of the Belgian Offer by Scheme Shareholders who validly elected (or are deemed to have elected) for the Partial Share Alternative on the basis of one Restricted Newbelco Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of Restricted Newbelco Shares); and

(b) the automatic consolidation of any Initial Newbelco Shares which are acquired by AB InBev in the context of the Belgian Offer on the basis of one New Ordinary Share for every 185.233168056448 Initial Newbelco Shares held (rounded down to the nearest whole number of New Ordinary Shares), in each case upon the passing of the notarial deed acknowledging the closing of the Belgian Offer

“Regulation”	Council Regulation (EC) 139/2004 (as amended)

“Regulatory Conditions”	the Conditions set out in paragraphs (a)-(n) (inclusive) and (aa) and (bb) of Part (B) of Part V of this document (so far as, in the case of the Conditions set out in such paragraphs (aa) and (bb), the relevant third party under those Conditions is a Relevant Authority (as defined in the Co-operation Agreement))

“Regulatory Information Service”	has the meaning given in the Listing Rules

“Re-registration”	the re-registration of SABMiller as a private company under the relevant provisions of the Companies Act

“Restricted Jurisdiction”	any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Transaction is sent or made available to SABMiller Shareholders in that jurisdiction

“Restricted Newbelco Shareholders”	the holders of Restricted Newbelco Shares

“Restricted Newbelco Shares”	restricted shares in the capital of Newbelco having the rights summarised in Appendix V, which will come into existence as a result of the Reclassification and Consolidation

“Restricted Overseas Shareholder”	a Scheme Shareholder whom AB InBev requires SABMiller to treat as a Restricted Overseas Shareholder pursuant to the terms of the UK Scheme in Part III of this document

“Revised Announcement”	the announcement made by AB InBev dated 26 July 2016 in relation to the Transaction made pursuant to Rule 2.7 of the City Code

“Robey Warshaw”	Robey Warshaw LLP

“SABMiller”	SABMiller plc, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416

“SABMiller ADS Deposit Agreement”	the deposit agreement between the SABMiller ADS Depositary, SABMiller and the holders and beneficial owners of SABMiller ADSs

“SABMiller ADS Depositary”	the depositary from time to time for the SABMiller ADSs pursuant to a deposit agreement between it, SABMiller and the holders and beneficial owners of SABMiller ADSs

“SABMiller ADSs”	ADSs, each evidencing one SABMiller ADS, which represents one SABMiller Share

“SABMiller Articles”	the articles of association of SABMiller

“SABMiller Board” or “Board”	the board of directors of SABMiller

“SABMiller Directors”	the directors of SABMiller as at the date of this document or, where the context so requires, the directors of SABMiller from time to time

“SABMiller Executive Directors”	the executive directors of SABMiller, being, as at the date of this document, the Chief Executive Officer and the Chief Financial Officer

“SABMiller General Meeting”	the general meeting of SABMiller Shareholders (and any adjournment thereof) to be convened in connection with the Transaction for the purpose of considering and, if thought fit, approving, the SABMiller Resolution

“SABMiller Group”	SABMiller and its subsidiaries and subsidiary undertakings

“SABMiller Group NPR”	SABMiller Group Net Producer Revenue

“SABMiller International B.V.”	SABMiller International B.V., a company incorporated under Dutch law, with registered office at 7548XA Enschede, Brouwerslaan 1, The Netherlands, registered with the companies’ registry under number 24379935, and being a wholly-owned indirectly subsidiary of SABMiller

“SABMiller Meetings”	the UK Scheme Court Meeting and the SABMiller General Meeting

“SABMiller Non-Executive Directors”	the SABMiller Directors other than the SABMiller Executive Directors

“SABMiller Quantified Financial Benefits Statement”	has the meaning given in paragraph 3 of Part I of this document

“SABMiller Register of Members”	the register of members of SABMiller, comprising the UK Register and the South African Register

“SABMiller Registrars”	the SABMiller UK Registrar and/or the SABMiller South African Registrar

“SABMiller Resolution”	the shareholder resolution set out in the notice of the SABMiller General Meeting

“SABMiller Share Award Plan”	the SABMiller Executive Share Award Plan 2008 (including the China sub-plan)

“SABMiller Shareholders”	the holders of SABMiller Shares from time to time

“SABMiller Share Option Plans”	the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No. 2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation Rights Scheme; the SABMiller plc International Employee Share Scheme; and the SABMiller plc Mirror Executive Share Purchase Scheme

“SABMiller Share Plans”	the SABMiller Share Award Plan; the SABMiller Share Option Plans; and the SABMiller plc Employee Share Purchase Plan

“SABMiller Shares”	the ordinary shares of US$0.10 each in the capital of SABMiller

“SABMiller South African Registrar”	Computershare Investor Services Proprietary Limited, the registrars of SABMiller in South Africa

“SABMiller UK Registrar”	Equiniti, the registrars of SABMiller in the United Kingdom

“SA Voting Instruction Form”	the voting instruction form for use by Underlying Shareholders who hold SABMiller Shares in uncertificated form in the STRATE system in connection with the UK Scheme Court Meeting and the SABMiller General Meeting

“Scheme Shareholder”	a holder of Scheme Shares at the UK Scheme Record Time

“Scheme Shares”	(a) the SABMiller Shares in issue at the date of this document;

(b) any SABMiller Shares issued after the date of this document and prior to the Voting Record Time; and

(c) any SABMiller Shares issued at or after the Voting Record Time and prior to the UK Scheme Record Time on terms that the holder thereof shall be bound by the UK Scheme, or in respect of which the original or any subsequent holders thereof shall have agreed in writing to be bound by the UK Scheme, and in each case remaining in issue at the UK Scheme Record Time, but excluding any Excluded Shares in issue at the UK Scheme Record Time

“SEC”	the US Securities and Exchange Commission

“SEC Registration Statements”	any registration statement on Form F-4 (or, if applicable, on another appropriate form) required to be filed with and declared effective by the SEC in respect of: (i) New Ordinary Shares to be issued pursuant to the terms of the Belgian Merger; or (ii) Restricted Newbelco Shares that are converted from Initial Newbelco Shares, together with any amendments and supplements thereto, all exhibits thereto and all documents incorporated by reference therein

“SENS”	the stock exchange news service of the Johannesburg Stock Exchange

“Shareholder Helpline”	(a) 0333 207 6385 for SABMiller Shareholders registered on the UK Register calling from within the UK (or +44 121 415 0954 for SABMiller Shareholders registered on the UK Register calling from outside the UK); or

(b) 086 1100634 for SABMiller Shareholders registered on the South African Register who hold SABMiller Shares in certificated form calling from within South Africa (or +27 11 870 8216 for SABMiller Shareholders registered on the South African Register who hold SABMiller Shares in certificated form calling from outside South Africa)

“South Africa”	the Republic of South Africa

“South African Exchange Control Regulations”	the South African Exchange Control Regulations, 1961 (as amended) promulgated in terms of section 9 of the South African Currency and Exchanges Act, 9 of 1993 (as amended)

“South African Offer Prospectus”	the prospectus to be published by Newbelco on or around the date of this document pursuant to section 99(2) of the South African Companies Act, 71 of 2008, as amended

“South African rand” or “ZAR”	South African rand, being the lawful currency of South Africa

“South African Register”	the branch register of members of SABMiller within the meaning of section 129 of the Companies Act and article 116 of SABMiller’s Articles of Association kept and maintained on behalf of SABMiller by the SABMiller South African Registrar, in South Africa

“South African Register Freeze Date”	the last date for transfers between the UK Register and the South African Register, as set out in the expected timetable of principal events on page 20 of this document (or such other date as may be notified to SABMiller Shareholders by announcement through a Regulatory Information Service, on SENS and in the usual South African business newspapers for announcements of this nature)

“Standard Bank”	The Standard Bank of South Africa Limited

“STRATE”	Strate Proprietary Limited, a private company incorporated in accordance with the laws of South Africa under registration number 1998/022242/07, being a registered central security depositary in terms of the South African Financial Markets Act, 19 of 2012 (as amended), and which manages the electronic clearing and settlement system for transactions that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

“STRATE system”	the system for electronic clearing and settlement and holding of uncertificated securities operated by STRATE for dealings that take place on the Johannesburg Stock Exchange as well as off-market dealings of securities listed on the Johannesburg Stock Exchange

“subsidiary”	has the meaning given in section 1159 of the Companies Act

“subsidiary undertaking”	has the meaning given in section 1162 of the Companies Act

“Takeover Offer”	has the meaning given in Chapter 3 of Part 28 of the Companies Act

“Tax Matters Agreement”	the tax matters agreement entered into between Altria and AB InBev, dated 11 November 2015 and as amended from time to time

“Transaction”	the proposed acquisition of the entire issued and to be issued share capital of SABMiller by AB InBev through Newbelco, to be effected by the Proposed Structure

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UK Court”	the High Court of Justice in England and Wales

“UK Listing Authority”	the FCA acting in its capacity as the authority for listing in the UK

“UK Offer”	should the Transaction or a step thereof be implemented by way of a Takeover Offer as defined in Chapter 3 of Part 28 of the Companies Act, the offer to be made by or on behalf of AB InBev to acquire the entire issued and to be issued share capital of SABMiller and, where the context admits, any subsequent revision, variation, extension or renewal of such offer

“UK Offer Period”	the period commencing on 16 September 2015 and ending on: (i) the earlier of the date on which the UK Scheme becomes Effective and/or the date on which the UK Scheme lapses or is withdrawn (or such other date as the Panel may decide); or (ii) the earlier of the date on which the UK Offer has become or has been declared unconditional as to acceptances and/or the date on which the UK Offer lapses or is withdrawn (or such other date as the Panel may decide), in each case other than where such lapsing or withdrawal is a result of AB InBev exercising its right to implement the Transaction by way of an UK Offer or a UK Scheme (as appropriate)

“UK Register”	the register of members within the meaning of section 113 of the Companies Act of SABMiller kept and maintained on behalf of SABMiller by the SABMiller UK Registrar in the UK

“UK Registrar of Companies”	the Registrar of Companies in England and Wales

“UK Scheme”	the proposed scheme of arrangement under Part 26 of the Companies Act between SABMiller and the Scheme Shareholders to implement the acquisition of SABMiller by Newbelco with or subject to any modification, addition or condition approved or imposed by the UK Court (and agreed to by AB InBev and SABMiller)

“UK Scheme Court Meeting”	the meeting of holders of Scheme Shares (other than Altria and BEVCO, and any entity holding Scheme Shares on behalf of Altria and BEVCO to the extent of such holding) convened pursuant to section 896 of the Companies Act to consider and, if thought fit, approve the UK Scheme, including any adjournment thereof

“UK Scheme Court Order”	the order of the UK Court sanctioning the UK Scheme pursuant to section 899 of the Companies Act

“UK Scheme Court Sanction Hearing”	the hearing of the UK Court to sanction the UK Scheme pursuant to section 899 of the Companies Act, including any adjournment thereof

“UK Scheme Document”	the document to be dispatched to SABMiller Shareholders, including the particulars required by section 897 of the Companies Act and incorporating the notice of the SABMiller General Meeting

“UK Scheme Effective Time”	the time and date at which the UK Scheme becomes Effective in accordance with its terms

“UK Scheme Record Time”	the time and date specified as such in the UK Scheme

“uncertificated” or “in uncertificated form”	recorded on the relevant register as being held in uncertificated form in CREST or the STRATE system and title to or interests in which may be transferred by means of CREST or the STRATE system respectively; and all references in this document to the holding of SABMiller Shares or Scheme Shares (in uncertificated form) in the STRATE system shall mean the holding of interests in SABMiller Shares or Scheme Shares, as relevant, as reflected in the STRATE system

“Underlying Shareholder”	(a) in respect of Scheme Shares held outside of the STRATE system by a Nominee Shareholder, the person on whose behalf the Nominee Shareholder is holding such Scheme Shares; and

(b) in respect of Scheme Shares held in the STRATE system, the person on whose behalf the relevant CSDP is holding such Scheme Shares,

in each case irrespective of whether or not such person holds or may hold the beneficial interest in the relevant Scheme Shares

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland

“US”, “USA”, “United States” or “United States of America”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

“US$”	United States Dollars, being the lawful currency of the United States of America

“US Business Day”	a day (other than a Saturday, Sunday, public or bank holiday) on which banks are open for business in New York

“US Exchange Act”	the US Securities Exchange Act of 1934, as amended

“US GAAP”	the generally accepted accounting principles adopted by the US Securities and Exchange Commission

“US Securities Act”	the US Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Voting Record Time”	6.30 p.m. London time on the day which is two days prior to the date of the UK Scheme Court Meeting or, if the UK Scheme Court Meeting is adjourned, 6.30 p.m. on the day which is two days prior to the date of such adjourned meeting

“WHITE Form of Proxy”	the WHITE form of proxy for use by SABMiller Shareholders in relation to the SABMiller General Meeting

“Wider AB InBev Group”	has the meaning given in Part (B) of Part V of this document

“Wider SABMiller Group”	has the meaning given in Part (B) of Part V of this document

“Zenzele Scheme”	SABMiller’s Zenzele Broad-Based Black Economic Empowerment scheme

Part XI

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT MR JUSTICE SNOWDON	CR-2016-004895

IN THE MATTER OF SABMILLER PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an Order dated 22 August 2016 made in the above matters, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares at the Voting Record Time (each as defined in the scheme of arrangement referred to below), other than Altria Group, Inc. and BEVCO Ltd., and any entity holding Scheme Shares on behalf of Altria Group, Inc. or BEVCO Ltd. to the extent of such holding, for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made between SABMiller plc (the “Company”) and the Scheme Shareholders (as defined in the Scheme of Arrangement), and that such meeting shall be held at the Grosvenor House Hotel, 86-90 Park Lane, London, W1K 7TN, United Kingdom on 28 September 2016 at 9.00 a.m., at which place and time all such holders of Scheme Shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this Notice forms part.

Holders of Scheme Shares entitled to attend and vote at the Court Meeting may vote in person or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead.

A BLUE form of proxy for use in connection with the Court Meeting is enclosed with this Notice or shall be sent in a separate mailing to those holders of Scheme Shares who have elected or are deemed to have elected to receive documents and notices from the Company via the Company’s website.

Holders of Scheme Shares entitled to attend and vote at the meeting who hold their shares through CREST may appoint a proxy using the CREST electronic proxy appointment service. Holders of Scheme Shares entitled to attend and vote at the Court Meeting who are registered on the UK Register (as defined in the Scheme of Arrangement) may appoint a proxy electronically by logging on to www.sharevote.co.uk and entering the Voting ID, Task ID and shareholder reference number shown on their form of proxy.

Holders of Scheme Shares entitled to attend and vote at the meeting who are registered on the South African Register (as defined in the Scheme of Arrangement) and have an e-mail address on record may use the Computershare electronic proxy appointment service. Underlying Shareholders (as defined in the Scheme of Arrangement) who hold uncertificated Scheme Shares in the STRATE system may vote in terms of the custody agreement entered into between such holders and the relevant CSDP (as defined in the Scheme of Arrangement) or broker.

Full details of the procedure to be followed to appoint a proxy electronically are given on the website. Completion and return of a BLUE form of proxy, or the appointment of a proxy through CREST, the STRATE system or electronically, shall not prevent a holder of Scheme Shares from attending and voting in person at the Court Meeting or any adjournment thereof.

Holders of Scheme Shares are entitled to appoint a proxy in respect of some or all of their shares. Holders of Scheme Shares are also entitled to appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder of Scheme Shares. A space has been included in the BLUE form of proxy to allow holders of Scheme Shares to specify the number of shares in respect of which that proxy is appointed. Holders of Scheme Shares who return the BLUE form of proxy duly executed but leave this space blank shall be deemed to have appointed the proxy in respect of all their Scheme Shares.

Holders of Scheme Shares who wish to appoint more than one proxy in respect of their shareholding should request further BLUE forms of proxy from the relevant SABMiller Registrar or photocopy the BLUE form of proxy as required. Any such requests should be made to:

•	for holders of Scheme Shares registered on the UK Register, Equiniti Limited at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA; and

•	for holders of Scheme Shares registered on the South African Register, Computershare Investor Services Proprietary Limited of PO Box 61763, Marshalltown, 2107 (physical address: 70 Marshall Street, Johannesburg 2001).

Holders of Scheme Shares should also read the information regarding the appointment of multiple proxies set out on the BLUE form of proxy.

It is requested that BLUE forms of proxy, and any power of attorney or other authority under which they are executed (or a duly certified copy of any such power or authority), be lodged with the relevant SABMiller Registrar or be submitted via CREST or electronically, by no later than 9 a.m. on 26 September 2016 (or not less than 48 hours before the time appointed for any adjourned meeting), but if forms are not so lodged or submitted, they may be handed to the Chairman, or Equiniti on behalf of the Chairman, at the start of the Court Meeting.

In the case of joint holders of Scheme Shares, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the Court Meeting or any adjournment thereof and the number of votes which may be cast thereat shall be determined by reference to the register of members of the Company at 6.30 p.m. London time on the day which is two days before the date of the Court Meeting or adjourned meeting (as the case may be). In each case, changes to the register of members of the Company after such time shall be disregarded.

By the said Order, the Court has appointed Jan du Plessis or, failing him, Alan Clark or, failing him, any other director of the Company, to act as Chairman of the Court Meeting and has directed the Chairman to report the result thereof to the Court.

The Scheme of Arrangement shall be subject to the subsequent sanction of the Court.

Dated 26 August 2016

LINKLATERS LLP One Silk Street London EC2Y 8HQ Solicitors for the Company

Part XII

NOTICE OF GENERAL MEETING

SABMILLER PLC

(Registered in England and Wales with registered number 03528416)

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of the Company shall be held at the Grosvenor House Hotel, 86-90 Park Lane, London, W1K 7TN, United Kingdom on 28 September 2016 at 9.15 a.m. (or as soon thereafter as the UK Scheme Court Meeting (as defined in the document of which this Notice forms part) has concluded or been adjourned) for the purpose of considering and, if thought fit, passing the following resolution, which shall be proposed as a special resolution:

SPECIAL RESOLUTION

1	THAT:

(a)	the terms of a proposed contract between holders of the deferred shares of £1.00 each in the capital of the Company and the Company, providing for the purchase prior to the Scheme Record Time (as defined in the scheme of arrangement referred to below) by the Company of the deferred shares to be held in treasury for an aggregate price of £1.00 (a draft of which has been produced to this meeting), be and are hereby approved and authorised for the purposes of Section 694 of the Companies Act 2006 and otherwise, provided that such approval and authority shall expire eighteen months after the date on which this resolution is passed;

(b)	for the purpose of giving effect to the scheme of arrangement dated 26 August 2016 (the “Scheme”) between the Company and its Scheme Shareholders (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the chairman thereof, in its original form or subject to any modification, addition or condition agreed by the Company and Anheuser-Busch InBev SA/NV (“AB InBev”) and approved or imposed by the Court, the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(c)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new articles 186, 187 and 188:

“XIII SCHEME OF ARRANGEMENT

186	In this Article, Article 187 and Article 188, the “Scheme” means the scheme of arrangement dated 26 August 2016 between the Company and its Scheme Shareholders (as defined in the Scheme) under Part 26 of the Companies Act 2006 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by the Company and Anheuser-Busch InBev SA/NV (“AB InBev”) and (save as defined in this Article) expressions defined in the Scheme shall have the same meanings in this Article, Article 187 and Article 188.

187

(i) If, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the United Kingdom, the United States, Belgium, Mexico or South Africa or whom AB InBev reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the United States, Belgium, Mexico or South Africa, AB InBev is advised that the issue of Initial Newbelco Shares would or may infringe the laws of such jurisdiction or would or may require Newbelco or AB InBev to comply with any governmental or other consent or any registration, filing or other formality with which Newbelco or AB InBev is unable to comply or compliance with which Newbelco or AB InBev regards as unduly onerous then, if AB InBev (in its sole discretion) so elects immediately prior to the Scheme Record Time, all Scheme Shares which are held by such holder shall be transferred to a person nominated by the Company and resident in the United Kingdom for the benefit of such holder and such person shall be deemed to elect for the Cash Consideration in respect of such Scheme Shares. Upon the Scheme becoming effective, such person shall receive Initial Newbelco Shares on behalf of such original holder of Scheme Shares. In accordance with such person’s deemed Election for the Cash Consideration in respect of such Scheme Shares, the Initial Newbelco Shares issued to such person in consideration for the transfer of such Scheme Shares shall be tendered into the Belgian Offer by the Agent and the Cash Consideration shall be paid to such person in accordance with the terms of the Belgian Offer. An amount in cash equal to such Cash Consideration shall be paid to such original holder of Scheme Shares by such person as soon as reasonably practicable after it receives such Cash Consideration.

(ii)	To give effect to any transfer under paragraph (a) of this Article, the person nominated by the Company in accordance with paragraph (a) of this Article shall be appointed as attorney on behalf of the holder of Scheme Shares concerned and shall be authorised as such attorney on behalf of the holder concerned to execute and deliver as transferor a form of transfer or other instrument or instruction of transfer and to give such instructions and to do all other things which he or she may consider necessary or expedient in connection with such transfer. In the absence of bad faith or wilful default, none of the Company, AB InBev, Newbelco or the person so nominated shall have any liability for any determination made pursuant to this Article or for any loss or damage arising as a result of the timing or terms of any sale pursuant to paragraph (a) of this Article.

188	(iii) Notwithstanding any other provision of these Articles, if the Company issues any Ordinary Shares (other than to Newbelco or its nominee(s)) after the adoption of this Article and before the Scheme Record Time, such shares shall be issued subject to the terms of the Scheme (and shall be Scheme Shares for the purposes thereof) and the holders of such shares at the Scheme Record Time shall be bound by the Scheme accordingly.

(iv)	Subject to the Scheme becoming effective, if any Ordinary Shares are issued, allotted or transferred to any person (a “New Member”) (other than under the Scheme or to Newbelco or its nominee(s)) on or after Completion (as defined in the Scheme) (the “Post-Scheme Shares”):

(1)	they shall be immediately repurchased by the Company in consideration for the payment to the New Member of an amount in cash for each Post-Scheme Share equal to the Cash Consideration as set out in clause 3.1.1 of the Scheme to the extent the Post-Scheme Shares are issued, allotted or transferred in satisfaction of options or stock appreciation rights which are or first become exercisable in the period commencing with the Court sanctioning the Scheme and ending on Completion; or

(2)	they shall be immediately transferred to Newbelco (or its nominee(s) as it may direct) in consideration for the payment to the New Member of an amount in cash for each Post-Scheme Share equal to the Cash Consideration as set out in clause 3.1.1 of the Scheme to the extent the Post-Scheme Shares are issued, allotted or transferred in satisfaction of options or stock appreciation rights which first become exercisable on or after Completion.

For the purposes of this Article, “SABMiller Share Plans” means: the SABMiller Executive Share Award Plan 2008 (including the China sub-plan); the SABMiller plc Executive Share Option Plan 2008; the SABMiller plc Approved Executive Share Option Plan 2008; the SABMiller plc South African Executive Share Option Plan 2008; the SABMiller plc Stock Appreciation Rights Plan 2008 (including the China sub-plan); the SABMiller plc South African Stock Appreciation Rights Sub-Plan 2008; the SABMiller plc Approved Share Option Scheme 1999; the SABMiller plc Executive Share Option (No. 2) Scheme 1999; the SABMiller plc International Employee Stock Appreciation Rights Scheme; the SABMiller plc International Employee Share Scheme; the SABMiller plc Mirror Executive Share Purchase Scheme; and the SABMiller plc Employee Share Purchase Plan.

(v)	On any reorganisation of, or material alteration to, the share capital of the Company (including, without limitation, any subdivision and/or consolidation) effected after Completion, the value of the cash payment per share to be paid under paragraph (b) of this Article may be adjusted by the Directors in such manner as the auditors of the Company may determine to be appropriate to reflect such reorganisation or alteration. References in this Article to Ordinary Shares shall, following such adjustment, be construed accordingly.

(vi)	To give effect to any repurchase or transfer of Post-Scheme Shares under paragraph (b) of this Article, the Company may appoint any person as attorney for the

New Member to transfer the Post-Scheme Shares to the Company or Newbelco and/or their respective nominee(s) and do all such other things and execute and deliver all such documents as may in the opinion of the attorney be necessary or desirable to vest the Post-Scheme Shares in the Company or Newbelco or their respective nominee(s) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as Newbelco may direct. If an attorney is so appointed, the New Member shall not thereafter (except to the extent that the attorney fails to act in accordance with the directions of Newbelco) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by the Company or Newbelco. The attorney shall be empowered to execute and deliver as transferor a form or forms of transfer or other instrument or instruction of transfer on behalf of the New Member (or any subsequent holder) in favour of the Company or Newbelco and/or their respective nominee(s) and the Company may give a good receipt for the consideration for the Post-Scheme Shares. Upon transfer of Post-Scheme Shares by the New Member or its attorney to Newbelco or its nominee(s) pursuant to paragraph (b)(ii) of this Article, the Company may register Newbelco and/or its nominee(s) as holder thereof and issue to it certificates for the same. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. The Company or Newbelco shall send a cheque in sterling drawn on a UK clearing bank in favour of the New Member (or any subsequent holder) or, in the case of consideration which would have been payable in South African rand pursuant to the terms and conditions of the Belgian Offer if such Post-Scheme Shares had been Scheme Shares, in South African rand and cents drawn on a South African clearing bank for the purchase price of such Post-Scheme Shares within five Business Days of the issue, allotment or transfer of the Post-Scheme Shares to the New Member.

(vii)	Notwithstanding any other provision of these Articles, both the Company and the Directors may refuse to register the transfer of any Ordinary Shares between the UK Scheme Record Time and the UK Scheme Effective Time.”

(d)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 57A:

“Short Notice

57A	A meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in Article 57(a), be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as the annual general meeting, by all members (other than those who under the Statutes, these Articles or the conditions attaching to the shares held by them are not entitled to receive the notice); and

(ii)	in the case of a general meeting which is not an annual general meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right (excluding any shares in the Company held as treasury shares).”; and

(e)	each of the following additional steps be and are hereby approved:

(i)	the voluntary cash takeover offer to be made by AB InBev for all of the Initial Newbelco Shares (as defined in the document of which this Notice forms part) pursuant to the Belgian Law of 1 April 2007 on takeover bids and the Belgian Royal Decree of 27 April 2007 on takeover bids (the “Belgian Offer”); and

(ii)	the reverse merger of AB InBev and Newbelco pursuant to which AB InBev will be absorbed by Newbelco, to be implemented in accordance with the Belgian law of 7 May 1999, setting out the Companies Code, as amended from time to time (the “Belgian Merger”), and the directors of the Company (or any duly constituted committee of the board of directors of the Company) be authorised to take all such steps as may be necessary or desirable in connection with, and to implement, the Belgian Offer and the Belgian Merger, and generally to exercise all the powers of the Board of Directors of the Company as they deem necessary, expedient or desirable for that purpose.

By order of the Board

26 August 2016

Stephen Shapiro

Group Company Secretary

Registered office

SABMiller House, Church Street West

Woking, Surrey GU21 6HS

Notes

(i)	To be entitled to attend and vote at the SABMiller General Meeting, and for the purposes of determining how many votes a member may cast, a member must be entered in SABMiller’s register of members at 6.30 p.m. London time on the day which is two days prior to the date of the SABMiller General Meeting or any adjournment thereof (as the case may be). Changes to entries in the register of members after that time are disregarded in determining the rights of any person to attend and vote at the meeting. For the purposes of the South African Register, the reference in this note to “members” means certificated shareholders.

(ii)	A member may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares held by the shareholder. A proxy need not be a member of SABMiller. Appointment of a proxy will not preclude a member from attending and/or voting at the meeting. Details of how to appoint the Chairman of the SABMiller General Meeting or another person as your proxy using the WHITE Form of Proxy are set out in the notes to the WHITE Form of Proxy. If the Chairman of the meeting is appointed as proxy and no specific direction as to voting is given, the Chairman will vote in favour of the resolution.

(iii)	If you do not have a Form of Proxy and believe that you should have one, or if you require additional forms, you should contact the relevant SABMiller Registrar.

(iv)	The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act 2006 (“nominated persons”). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such agreement to give instructions to the person holding the shares as to the exercise of voting rights.

(v)	A WHITE Form of Proxy for use at the SABMiller General Meeting is enclosed (or if you have received this notice electronically, a link has been provided to you in order to access the proxy form). To be effective, the WHITE Form of Proxy and the power or authority (if any) under which it is signed, or a notarially certified or an office copy of such power or authority, must be deposited at the office of the relevant SABMiller Registrar not later than 9.15 a.m. UK time (10.15 a.m. South African standard time) on 26 September 2016 by one of the following methods:

(a)	In hard copy form by post: members registered on the UK Register should return the WHITE Form of Proxy to Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA. SABMiller Shareholders registered on the South African Register, who hold certificated shares, should return the WHITE Form of Proxy to Computershare Investor Services Proprietary Ltd, PO Box 61763, Marshalltown, 2107 (physical address 70 Marshall Street, Johannesburg 2001). SABMiller Shareholders are advised to take into consideration postal delivery times when posting their WHITE Form of Proxy, as no late postal deliveries will be accepted.

(b)	Electronically: members registered on the UK Register may register their proxy appointment or voting directions through Equiniti’s website at www.sharevote.co.uk and to do this you will need to use the Voting ID, Task ID and Shareholder Reference Number which are given on the proxy form. SABMiller Shareholders registered on the South African Register who hold SABMiller Shares in certificated form and who have an e-mail address on record may use the link to an online voting form and security pin that will be e-mailed to them by Computershare.

(vi)	A member of CREST may use the CREST electronic proxy appointment service in accordance with the procedures set out in the CREST Manual at www.euroclear.com. CREST personal members, or other CREST sponsored members, and those CREST members who have appointed a voting service provider (“VSP”), should refer to their CREST sponsor or VSP, who will be able to take the appropriate action on their behalf.

(vii)

If you submit your proxy appointment electronically through CREST, in order for it to be valid the appropriate CREST message (regardless of whether it relates to the appointment of a proxy or to the amendment of an instruction given to a previously appointed proxy) must be properly authenticated in accordance with Euroclear UK and Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the SABMiller UK Registrar, Equiniti (ID RA19), by no later than 9.15 a.m. on 26 September 2016 or, if the SABMiller General Meeting is adjourned, no later than 48 hours before the time fixed for the holding of the adjourned meeting. The time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST

Applications Host) from which the Equiniti are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee using other means.

(viii)	CREST members and, where applicable, their CREST sponsors or VSP should note that Euroclear UK and Ireland Limited does not make available special procedures in CREST for any particular messages and the normal system timings and limitations apply to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a VSP, to procure that his CREST sponsor or VSP takes) such action as shall be necessary to ensure that a message is transmitted by means of CREST by any particular time. In this connection, CREST members and, where applicable, their CREST sponsor or VSP are referred, in particular, to those sections of the CREST Manual concerning practical limitations of CREST and timings.

(ix)	SABMiller may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(x)	Underlying Shareholders who hold SABMiller Shares in uncertificated form in the STRATE system, and who wish to appoint a proxy or proxies for the SABMiller Meetings or any adjournments thereof, should, in a timely manner, provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker. The SA Voting Instruction Form may be used for this purpose. Underlying Shareholders who wish to attend the meeting in person should, in a timely manner, contact their CSDP or broker to obtain a letter of representation to enable them to do so. Voting instructions or applications for letters of representation must be submitted to the relevant CSDP or broker within the time period required by the CSDP or broker or as stipulated in terms of the custody agreement entered into between the Underlying Shareholder and the CSDP or broker.

(xi)	As at 22 August 2016 (being the latest practicable day prior to publication of this notice), SABMiller’s issued share capital comprised 1,681,330,328 ordinary shares carrying one vote each and 50,000 non-voting deferred shares. The total number of voting rights in SABMiller as at 22 August 2016 was 1,624,090,340.

(xii)	To ensure your entrance to the meeting is dealt with promptly, please bring your attendance card with you and register at the registration desk.

(xiii)	All members attending the SABMiller General Meeting (in person or by proxy) have the right to ask questions. The Company will endeavour at the SABMiller General Meeting to answer any question relating to the business being conducted. However, the Directors may choose not to answer any questions:

(a)	which would interfere unduly with the preparation for the SABMiller General Meeting;

(b)	which would involve the disclosure of confidential information;

(c)	if the answer has already been given on a website in the form of an answer to a question; or

(d)	if it is undesirable in the interest of the Company or the good order of the SABMiller General Meeting that the question be answered.

Shareholder enquiries

SABMiller Shareholders registered on the UK Register who have already registered with the Equiniti online portfolio service, Shareview, can view information on how to manage their shareholdings at www.shareview.co.uk, as well as check holdings, update personal details, register an email address to set up paper-free shareholder communications and find answers to commonly asked questions regarding shareholder registration, links to downloadable forms, guidance notes and company history fact sheets. To register for the Shareview service, you will need your Shareholder Reference Number, which can be found on any proxy form, share certificate or dividend tax voucher.

SABMiller Shareholders registered on the South African Register who already have an online account with Computershare can view information on how to manage their shareholdings at www.computershare.com, as well as check holdings, update personal details and register an email address to set up paper-free shareholder communications. To set up an online account, please go to www.computershare.com and enter the requested details which will include the 10 digit Shareholder Reference Number (SRN) and a valid PIN as issued.

Website information

The following information is available at www.sabmiller.com: (1) the matters set out in this Notice of the SABMiller General Meeting; (2) the total numbers of shares in SABMiller, and shares in each class, in respect of which members are entitled to exercise voting rights at the SABMiller General Meeting; (3) the totals of the voting rights that members are entitled to exercise at the SABMiller General Meeting, in respect of the shares of each class; and (4) members’ statements, members’ resolutions and members’ matters of business received by SABMiller after the first date on which Notice of the SABMiller General Meeting was given.

Appendix I

AB INBEV QUANTIFIED FINANCIAL BENEFITS STATEMENT

Part A

A copy of the AB InBev Quantified Financial Benefits Statement is set out below. The AB InBev Quantified Financial Benefits Statement set out in this document replaces the estimate of cost savings and synergies made by AB InBev in the Announcement.

“The AB InBev Directors believe that the Combined Group will generate attractive synergies and create additional shareholder value.

The AB InBev Directors expect pre-tax cost synergies to be phased in over four years following Completion and to reach a recurring run rate of at least US$1.4 billion per annum by the end of the fourth year following Completion.

These synergies are expected to arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Such synergies will be incremental to the aggregate annual run rate cost saving initiatives of at least US$1,050 million by 31 March 2020, as disclosed in SABMiller’s announcement on 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”). Please refer to Appendix III of this document for further details related to the SABMiller Quantified Financial Benefits Statement, which should be read in conjunction with SABMiller’s announcement on 9 October 2015.

The constituent elements of quantified synergies, which are expected to originate from the cost bases of both AB InBev and SABMiller and are in addition to savings initiatives already underway at SABMiller, comprise:

•	Procurement and engineering savings: approximately 25% of the identified synergies are expected to be generated from third party cost efficiencies as a result of economies of scale through combined sourcing of raw materials and packaging and re-engineering of associated processes across the Combined Group’s cost base;

•	Brewery and distribution efficiency gains: approximately 25% of the identified synergies are expected to be generated from the alignment of brewery, bottling and shipping productivity, including: reduced water, energy usage, and extract losses, as well as optimisation of other brewery and distribution processes across geographies;

•	Best practice sharing: approximately 20% of the identified synergies are expected to be generated from sharing best practices relating to cost management, efficiency improvements and productivity enhancements across the Combined Group’s administrative operations; and

•	Corporate headquarters and overlapping regional headquarters: approximately 30% of the identified synergies are expected to be generated from the realignment of overlapping administrative costs across the Combined Group.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of each of SABMiller and AB InBev, excluding, for the avoidance of doubt, any joint ventures and associates. In addition, the AB InBev Directors have only considered businesses that are expected to be retained following the Divestitures agreed by AB InBev as described in paragraph 20 of Part II of this document. Where the planned SABMiller Quantified Financial Benefits Statement savings are believed to overlap with the pre-tax cost synergies stated above, the value of the SABMiller initiatives has been excluded from the expected synergy benefits to remove any such overlap. The AB InBev Directors understand that the SABMiller Quantified Financial Benefits Statement relates to the entirety of the cost base of SABMiller and does not take into account the effect of completion of the Transaction or the Divestitures agreed by AB InBev as described in paragraph 20 of Part II of this document. AB InBev is not able to quantify for reporting under the City Code the impact of the Transaction or the Divestitures on the SABMiller Quantified Financial Benefits Statement.

The AB InBev Directors also believe that additional revenue and cash flow synergies may be realised that cannot be quantified for reporting under the City Code at this time. The AB InBev Directors believe that significant further value can be created through the utilisation of the combined global distribution network in order to expand brand portfolio sales worldwide and by leveraging the innovation successes of both companies.

It is expected that the realisation of the quantified synergies will require estimated one-off cash costs of approximately US$0.9 billion, incurred in the first three years after Completion.

No significant net savings are expected in consumer and customer facing sales and marketing investments within the cost base of SABMiller.

Based on the analysis done to date and the facts known at the time of this document, the AB InBev Directors do not expect material dis-synergies to arise as a direct result of the Transaction.”

The AB InBev Quantified Financial Benefits Statement set out in this document replaces the statement of quantified synergies made by AB InBev in the Announcement. Deloitte, as reporting accountants to AB InBev, has provided a report under Rule 28.1(a) of the City Code stating that, in its opinion, the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated. Lazard, as lead financial adviser to AB InBev, has provided a report for the purposes of the City Code stating that, in its opinion and subject to the terms of the report, the AB InBev Quantified Financial Benefits Statement, for which the AB InBev Directors are responsible, has been prepared with due care and consideration. Copies of these reports are included in Parts B and C of this Appendix I. Each of Deloitte and Lazard has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.

These statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement is solely the responsibility of AB InBev and the AB InBev Directors.

These statements are not intended as a profit forecast and should not be interpreted as such.

Further information on the bases of belief supporting the AB InBev Quantified Financial Benefits Statement, including the principal assumptions and sources of information, is set out below.

Bases of Belief for the AB InBev Quantified Financial Benefits Statement

In preparing the AB InBev Quantified Financial Benefits Statement of potential synergies that are expected to be available from the Transaction, AB InBev has performed a detailed analysis based on publicly available sources of information, which has been informed by in-country market analysis, and certain information provided by SABMiller to AB InBev. There has been increased visibility and confidence in estimates as part of the collaborative convergence planning process and integration planning work, enabling AB InBev to increase its confidence level in certain aspects of its initial synergy estimates and thus apply a higher probability weighting to those aspects. In circumstances where data has been limited for commercial or other reasons, AB InBev has made estimates and assumptions to aid the development of individual synergy initiatives.

The assessment and quantification of the potential synergies have been informed by the AB InBev management’s industry experience as well as their experience of executing and integrating past acquisitions, including the acquisition of Anheuser-Busch and Grupo Modelo.

The cost bases for SABMiller and AB InBev used as the basis for the AB InBev Quantified Financial Benefits Statement are the 12 months cost base to 31 December 2015 for SABMiller and that contained in AB InBev’s 2015 Annual Report and Accounts for AB InBev.

Pre-tax cost synergies of at least US$1.4 billion per annum are stated using current foreign exchange rates and therefore take into account recent foreign exchange movements. The AB InBev Quantified Financial Benefits Statement also takes into account other factors, such as the Divestitures agreed by AB InBev as described in paragraph 20 of Part II of this document.

In arriving at the estimate of synergies set out in this document, following discussions with SABMiller, the AB InBev Directors made the following operational assumptions:

•	The achievement of AB InBev operational benchmarks, taken across the AB InBev organisation, in SABMiller’s businesses and markets, will be in line with past AB InBev experience of acquisitions;

•	SABMiller will itself bring operational practices that can be applied, where applicable, to AB InBev’s existing operations;

•	The synergy estimates have, where applicable, been adapted for local market conditions, informed by in-country market research and incorporating information from both AB InBev and SABMiller executives; and

•	The quantum and nature of one-off implementation costs will be similar to those costs incurred in past experience within AB InBev (e.g. Anheuser-Busch and Grupo Modelo).

The AB InBev Directors have also assumed that Newbelco will own 100% of the ordinary share capital of SABMiller.

For the purposes of quantifying the pre-tax cost synergies stated above, the AB InBev Directors have only considered the controlled businesses of SABMiller and AB InBev and have not taken into account any potential synergies or dis-synergies arising from SABMiller’s non-consolidated interests, including its joint ventures and associates.

The AB InBev Directors have, in addition, made the following assumptions, all of which are outside the influence of the AB InBev Directors:

•	there will be no material impact on the underlying operations of either company or their ability to continue to conduct their businesses;

•	there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which AB InBev and SABMiller operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•	there will be no change in tax legislation or tax rates or other legislation or regulation in the countries in which AB InBev and SABMiller operate that could materially impact the ability to achieve any benefits.

The AB InBev Directors believe that the expected synergy benefits will arise as a direct result of the Transaction and could not be achieved independently of the Transaction.

Part B

Report from Deloitte LLP

The Directors

Anheuser-Busch InBev SA/NV

Grand Place 1

1000 Brussels

Belgium

Lazard & Co., Limited

50 Stratton Street

London

W1J 8LL

26 August 2016

Dear Sirs

OFFER FOR SABMILLER PLC (the “Target”) BY ANHEUSER-BUSCH INBEV SA/NV (the “Offeror”)

We report on the statement made by the directors of the Offeror (the “Directors”) of synergy benefits set out in Appendix I to the scheme document (the “Scheme Document”) issued by the Target (“the AB InBev Quantified Financial Benefits Statement” or “the Statement”). The Statement has been made in the context of the disclosures within Part A setting out, inter alia, the basis of the Directors’ belief (identifying the principal assumptions and sources of information) supporting the Statement and their analysis, explanation and quantification of the constituent elements.

For the avoidance of doubt we express no opinion on the quantified financial benefits statement made by SABMiller plc in their announcement dated 9 October 2015.

Responsibilities

It is the responsibility of the Directors to prepare the Statement in accordance with Rule 28 of the City Code on Takeovers and Mergers (the “Takeover Code”).

It is our responsibility to form our opinion, as required by Rule 28.1(a) of the Takeover Code, as to whether the Statement has been properly compiled on the basis stated and to report that opinion to you.

This report is given solely for the purposes of complying with Rule 28.1(a)(i) of the Takeover Code and for no other purpose. Therefore, to the fullest extent permitted by law we do not assume any other responsibility to any person for any loss suffered by any such person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 23.3 of the Takeover Code, consenting to its inclusion in the Scheme Document.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

Our work included considering whether the Statement has been accurately computed based upon the disclosed bases of belief (including the principal assumptions). Whilst the basis of belief (and the principal assumptions) upon which the Statement is based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the basis of belief (or principal assumptions) adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Statement have not been disclosed or if any bases of belief (or principal assumption) made by the Directors appears to us to be unrealistic. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Since the Statement (and the principal assumptions on which it is based) relates to the future, the actual synergy benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material. Accordingly, we can express no opinion as to the achievability of the synergy benefits identified by the Directors in the Statement.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We have not consented to the inclusion of this report and our opinion in any registration statement filed with the SEC under the US Securities Act of 1933 (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

Opinion

In our opinion, based on the foregoing, the AB InBev Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

Part C

Report from Lazard

The Board of Directors

Anheuser-Busch InBev SA/NV

Grand Place 1

1000 Brussels

Belgium

26 August 2016

Dear Sirs,

Recommended acquisition of SABMiller plc (“SABMiller”) by Anheuser-Busch InBev SA/NV (“AB InBev”) (through Newbelco SA/NV) to be effected by means, among other steps, of a Scheme of Arrangement

We refer to the AB InBev Quantified Financial Benefits Statement, the bases of belief thereof and the notes thereto (together, the “Statement”) as set out in Part A of Appendix I of the scheme document, for which the Board of Directors of AB InBev (the “Directors”) are solely responsible under Rule 28 of the City Code on Takeovers and Mergers (the “City Code”).

We have discussed the Statement (including the assumptions and sources of information referred to therein), with the Directors and those officers and employees of AB InBev who developed the underlying plans. The Statement is subject to uncertainty as described in this document and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by, or on behalf of, AB InBev, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

We do not express any opinion as to the achievability of the quantified financial benefits identified by the Directors. For the avoidance of doubt we do not express any opinion on the quantified financial benefits statement made by SABMiller in their announcement dated 9 October 2015 (the “SABMiller Quantified Financial Benefits Statement”).

We have also reviewed the work carried out by Deloitte LLP and have discussed with them the opinion set out in Part B of Appendix I of the scheme document addressed to yourselves and ourselves on this matter.

This letter is provided to you solely in connection with Rule 28.1(a)(ii) of the City Code and for no other purpose. We accept no responsibility to AB InBev or its shareholders or any person other than the Directors in respect of the contents of this letter; no person other than the Directors can rely on the contents of this letter, and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its results, or the work undertaken in connection with this letter, or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

On the basis of the foregoing, we consider that the Statement, for which you as the Directors are solely responsible, has been prepared with due care and consideration.

Yours faithfully

Lazard & Co., Limited

Appendix II

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

AB InBev has prepared the following selected unaudited pro forma financial data (“selected pro forma data”) which give effect to the Transaction, the Transaction-related Divestitures (as defined in the F-4 Registration Statement) and the financing of the Transaction. The selected pro forma data have been prepared using the acquisition method of accounting in accordance with IFRS, under which the assets and liabilities of the SABMiller Group will be recorded by AB InBev at their respective fair values as of the date the Transaction is completed. The unaudited pro forma condensed combined income statement for the fiscal year ended 31 December 2015 and the unaudited pro forma condensed combined income statement for the six months ended 30 June 2016 are based on the assumption that the Transaction was completed on 1 January 2015. The unaudited pro forma condensed combined balance sheet as of 30 June 2016 is based on the assumption that the Transaction was completed on that date. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable and directly attributable to the proposed Transaction, the Transaction-related Divestitures (as defined in the F-4 Registration Statement) and the financing of the Transaction. The unaudited pro forma financial information does not reflect the cost of any integration activities or the value of any integration benefits from the Transaction, including potential synergies that may be derived in future periods.

AB InBev’s fiscal year ends on 31 December and SABMiller’s fiscal year ends on 31 March. Since the fiscal year ends differ by less than 93 days, financial information for AB InBev for the fiscal year ended 31 December 2015 and the six months ended 30 June 2016 and financial information for SABMiller for the fiscal year ended 31 March 2016 and the six months ended 31 March 2016 have been used in preparation of the 2015 pro forma income statement and the half year 2016 pro forma income statement, respectively. The financial information for SABMiller for the six months ended 31 March 2016 was calculated by taking the audited consolidated income statement of SABMiller for the fiscal year ended 31 March 2016, and subtracting the unaudited consolidated income statement for the six months ended 30 September 2015. Financial information for AB InBev as of 30 June 2016 and financial information for SABMiller as of 31 March 2016 have been used in the preparation of the pro forma balance sheet.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (“pro forma statements”) of the Combined Group, and the accompanying notes thereto, appearing in the F-4 Registration Statement. In addition, the pro forma statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of both AB InBev and SABMiller for the applicable periods, which have been incorporated by reference in the F-4 Registration Statement. The selected pro forma data have been presented for informational purposes only and are not necessarily indicative of what the Combined Group’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of the Combined Group. Also, as explained in more detail in the accompanying notes to the pro forma statements in the F-4 Registration Statement, the preliminary fair values of assets acquired and liabilities assumed reflected in the selected pro forma data are subject to adjustment and may vary significantly from the fair values that will be recorded upon Completion.

Selected Unaudited Pro Forma Condensed Combined Income Statement Data

(In US$ millions, except for per share data)	Year ended 31 December 2015
(Unaudited Pro Forma Combined)
Continuing operations
Revenue	55,456
Gross Profit	33,931
Profit	10,473
Profit attributable to owners of the parent	8,649
Earnings per share—Basic	4.42
Earnings per share—Diluted	4.36

(In US$ millions, except for per share data)	Six months ended 30 June 2016
(Unaudited Pro Forma Combined)
Continuing operations
Revenue	26,284
Gross Profit	16,053
Profit	3,966
Profit attributable to owners of the parent	3,313
Earnings per share—Basic	1.69
Earnings per share—Diluted	1.67

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data

(In US$ millions)	As of 30 June 2016
(Unaudited Pro Forma Combined)
Total assets	269,234
Total liabilities	180,585
Total equity	88,649

Appendix III

SABMILLER QUANTIFIED FINANCIAL BENEFITS STATEMENT

1	Cost and efficiency programme

For reference, the below sections restate elements of the announcement made by SABMiller on 9 October 2015 (the “Original Announcement”):

“SABMiller announces that it has increased its target annual run rate cost savings from its cost and efficiency programme, announced in May 2014, from US$500 million by 31 March 2018 to at least US$1,050 million by 31 March 2020.

The cost and efficiency programme, which covers SABMiller’s integrated supply chain comprising procurement, manufacturing and distribution, delivered US$221 million of annualised savings in its first year to 31 March 2015, and is expected to deliver in excess of US$430 million of annualised savings in its second year to 31 March 2016. The original target issued in 2014 was US$500 million annualised savings by 2018.

The increase in annual run rate cost savings announced today, of at least US$550 million, will further build on the initial success of the 2014 programme and bring the aggregate annual run rate cost savings for this programme to at least US$1,050 million by 2020. This is across a total addressable cost base of approximately US$10 billion.

The additional savings will come from SABMiller’s integrated supply chain, with approximately 70% of the additional savings announced today coming from procurement and 30% from manufacturing and distribution. The savings will mainly be realised by:

•	increasing the spend centrally managed by SABMiller’s specialist procurement team to at least 90%, from 46% in the year ended 31 March 2014 and 69% for the year ended 31 March 2015;

•	completing the roll out of procurement operating models to increase efficiency through greater transparency, cost management, compliance and delivery of savings; and

•	driving further efficiencies in manufacturing and distribution based on best in class benchmarks and standardised processes.

SABMiller expects to incur incremental non-recurring costs of US$26 million in total by 2020 and no dis-benefits are expected to arise from the programme.”

2	Bases of belief and sources of information as stated in the Original Announcement

“The cost and efficiency programme announced and launched in 2014 delivered cost savings of US$221 million by 31 March 2015 as disclosed in SABMiller’s Annual Report and Accounts by reference to a total addressable cost base for the year ended 31 March 2014 of approximately US$10 billion.

Total addressable cost base refers to all third party spend and labour force and infrastructure costs in manufacturing and distribution. The labour force costs in manufacturing include the group’s share of relevant MillerCoors costs. The total addressable cost base excludes capital expenditure and depreciation.

The incremental cost savings estimates shown above are based on savings compared to the group’s cost base for the year to 31 March 2015 which was not materially different from that for the year to 31 March 2014.

The estimated cost savings have been prepared based on internal information on costs by function, type and country and detailed analysis of the future operating model. The delivery of historical cost reduction programmes has also been taken into account in preparing these estimates. The estimates have been prepared by functional and country teams, including senior executives in the organisation. These programmes have been developed over the past 6-12 months and have included input from external consultants. In circumstances where data has been limited for commercial or other reasons, estimates and assumptions have been developed to support the analysis.

In arriving at the Quantified Financial Benefits Statement, the directors of SABMiller have assumed that:

•	there will be no change in the ownership or control of SABMiller;

•	there will be no material change to macro-economic, political or legal conditions in the markets or regions in which the SABMiller group operates which will materially impact on the implementation of or costs to achieve the proposed cost savings; and

•	there will be no material change in exchange rates or commodity prices.”

3	Reports and confirmations

On 9 October 2015, PricewaterhouseCoopers LLP, as reporting accountants to SABMiller, and Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs as financial advisers to SABMiller, gave the opinions required by Rule 28.1(a)(i) of the City Code. Copies of these reports were included in Appendix 1 and Appendix 2 to the Original Announcement.

The SABMiller Directors have confirmed that: (i) there have been no material changes to the SABMiller Quantified Financial Benefits Statement since 9 October 2015 and the SABMiller Quantified Financial Benefits Statement remains valid; and (ii) each of PricewaterhouseCoopers LLP, Robey Warshaw, J.P. Morgan Cazenove, Morgan Stanley and Goldman Sachs has confirmed to SABMiller that their respective reports produced in connection with the SABMiller Quantified Financial Benefits Statement continue to apply.

Appendix IV

RULE 24.11 ESTIMATE OF VALUE LETTER

The Directors

Anheuser-Busch InBev SA/NV

Grand’Place/Grote Markt 1

1000 Brussels, Belgium

17 August 2016

ESTIMATE OF VALUE OF THE PARTIAL SHARE ALTERNATIVE

Dear Sirs,

Recommended Acquisition of SABMiller plc (“SABMiller”) by

Anheuser-Busch InBev SA/NV (“AB InBev”) through Newbelco SA/NV (“Newbelco”)

As described in paragraph 2 of Part II of the Scheme Document, under the terms of the Transaction, Scheme Shareholders will have the option to elect to receive:

in respect of each SABMiller Share	£45 (the “Cash Consideration”)
or
in respect of each SABMiller Share	£4.6588
and
0.483969 Restricted Newbelco Shares
(together, the “Partial Share Alternative”),

subject to the terms and conditions of the Transaction as described in Part II of the Scheme Document.

Pursuant to the requirements of Rule 24.11 of the City Code on Takeovers and Mergers (the “City Code”), you have requested our view as to the estimated value of the Restricted Newbelco Shares and, accordingly, the Partial Share Alternative (the “Estimate of Value”).

Capitalised terms used in this letter will, unless otherwise stated, have the meaning given to them in the Scheme Document published by SABMiller on 26 August 2016 providing details of the Transaction (“Scheme Document”).

1.	Purpose

This Estimate of Value is provided to the directors of AB InBev solely for the purposes of complying with the requirements of Rule 24.11 of the City Code in connection with the Transaction and shall not be used or relied upon for any other purpose whatsoever.

This Estimate of Value is not addressed to, and may not be relied upon by, any other person for any purpose whatsoever and Lazard expressly disclaims any duty or liability to any third party with respect to the contents of this letter. In providing this Estimate of Value, Lazard consents to the inclusion of this Estimate of Value in the Scheme Document on the basis that no duties or responsibilities are accepted by us to any third party, individually or collectively with respect to this Estimate of Value.

This Estimate of Value reflects our opinion as to the Estimate of Value, based on the cash price which a Restricted Newbelco Share, available under the Partial Share Alternative, might be expected to realise at 17 August 2016 assuming a willing buyer and seller, neither being under any compulsion to buy or sell, dealing on an arm’s length basis and with equal information.

This Estimate of Value does not represent the value that a holder of a Restricted Newbelco Share may realise for a holding that is redeemed in the future, which may be higher or lower than the figure in this letter. The Estimate of Value takes into account the fact that an election for the Partial Share Alternative will result in shareholders holding shares that are unlisted and subject to restrictions on conversion (and therefore transfer) for a period of five years. In providing this letter Lazard assumes no obligation to update or revise our Estimate of Value at any date in the future.

2.	Information

In arriving at our Estimate of Value, we have, among other things, reviewed or otherwise taken the following into account:

•	certain publicly available financial statements and other information relating to AB InBev and SABMiller;

•	the terms of the Transaction and its proposed financing, including the various proposed disposals announced in connection with the Transaction;

•	the AB InBev Directors’ and AB InBev’s senior management’s commercial assessment of the past and current operations and financial condition and prospects of AB InBev and SABMiller;

•	the draft Articles of Association of Newbelco proposed to be adopted with effect from completion of the Belgian Offer, as summarised in Appendix IV of the Scheme Document;

•	prevailing currency exchange market rates as at the date of this letter (spot USD to GBP of 0.7688 as of 17 August 2016);

•	the total fully diluted share capital for SABMiller and AB InBev as at 31 July 2016 (as set out in paragraph 13 of Part VIII of the Scheme Document); and

•	other factors and performed such other analyses as we consider appropriate.

We have relied on and assumed, without independent verification, the accuracy, reasonableness and completeness of the information provided to us. We have not made any independent valuation or appraisal of the assets and liabilities of AB InBev, Newbelco or SABMiller, nor have we sought or been provided with any such valuation or appraisal.

This Estimate of Value is necessarily based on financial, economic, market, exchange rates and other conditions in effect, and the information made available to us, up to 17 August 2016.

The valuation of securities, particularly those not traded on a recognised exchange, is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond our control. In performing this analysis, we have made numerous assumptions with respect to industry performance and general business, economic and market conditions, many of which are beyond the control of AB InBev and Newbelco. Consequently, the view expressed in this letter is not necessarily indicative of: (i) the price at which a New Ordinary Share might actually trade in any public market at any future date; (ii) the amount which might be realised upon a sale of AB InBev or Newbelco to a third party; or (iii) the amount that might be realised by a holder of a Restricted Newbelco Share upon a liquidation of Newbelco.

This Estimate of Value may differ substantially from estimates available from other sources. In addition, our view would be expected to fluctuate with changes in prevailing conditions, the financial condition and prospects of AB InBev, Newbelco and SABMiller and other factors which generally influence the valuation of companies and securities.

In particular, our Estimate of Value may differ substantially from the value of the Partial Share Alternative implied by the AB InBev share price and the EUR to GBP exchange rate, in each case as at 17 August 2016, on the basis that the AB InBev share price reflects a range of investor expectations around, inter alia, industry performance, general business, economic and market conditions and the financial impact of the Transaction on Newbelco (including synergies), which may differ from those assumed by us solely for the purposes of the analysis undertaken in connection with our Estimate of Value.

3.	Methodology

We have arrived at our Estimate of Value of the Partial Share Alternative using our experience of a range of widely accepted valuation methods including, inter alia, comparable company trading multiples and discounted cash flow, and we have taken into account the information, factors, assumptions and limitations set out above. For the purposes of our analysis in connection with the Estimate of Value, we have assumed that Newbelco benefits from a recurring run rate of US$1.4 billion per annum pre-tax cost synergies (as disclosed in the AB InBev Quantified Financial Benefits Statement) as well as the cost savings initiatives disclosed in the SABMiller Quantified Financial Benefits Statement; we express no view or opinion of any kind on the reasonableness or achievability of any such cost synergies or cost savings initiatives.

We have assumed that 316,999,695 Restricted Newbelco Shares will be in issue at Completion. This represents the number of Restricted Newbelco Shares which will be held by Altria and BEVCO, who have each given irrevocable undertakings to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller Shares respectively, assuming that no other Scheme Shareholders elect for the Partial Share Alternative. In the event that other Scheme Shareholders elect to receive the Partial Share Alternative, the number of Restricted Newbelco

Shares available is limited to a maximum of 326,000,000, as more fully described in paragraph 12 of Part II of the Scheme Document.

We have also taken into account the fact that:

•	the Restricted Newbelco Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and, among other things, will be subject to restrictions on transfer until converted into New Ordinary Shares;

•	from Completion, the Restricted Newbelco Shares will rank equally with the New Ordinary Shares as regards dividends and voting rights; and

•	the Restricted Newbelco Shares will be convertible at the election of the holder into New Ordinary Shares on a one-for-one basis with effect from the fifth anniversary of Completion, or earlier in certain limited circumstances, as described in Appendix V of the Scheme Document.

No account has been taken of any potential transaction costs that a holder of a Restricted Newbelco Share may incur, or any potential costs that might be associated with a sale of Newbelco to a third party or a liquidation of Newbelco and which might be expected to reduce any return to a holder of a Restricted Newbelco Share upon the occurrence of such an event.

No account has been taken of any potential value that certain shareholders may place upon the director nomination rights associated with Restricted Newbelco Shares, as described in the Scheme Document.

The taxation position of individual shareholders will vary and so we have not taken into account the effects of any taxation exemptions, allowances or reliefs available for income, capital gains or inheritance tax purposes, notwithstanding that these may be significant in the case of some shareholders.

4.	General

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction, the Estimate of Value or any other matter referred to in this document. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with the Transaction, the Estimate of Value, any other statement contained herein or otherwise. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Lazard will receive fees from AB InBev in respect of its services.

SABMiller Shareholders should ascertain whether acquiring or holding the Restricted Newbelco Shares is affected by the laws of the relevant jurisdiction in which they reside and consider whether Restricted Newbelco Shares are a suitable investment in light of their own personal circumstances and are, therefore, strongly recommended to seek their own independent financial, tax and legal advice in light of their own particular circumstances and investment objectives before deciding whether to elect for the Partial Share Alternative. In particular, SABMiller Shareholders should note that the Restricted Newbelco Shares are not transferable, will not be listed and that no market exists or is expected to exist in them. Accordingly holders will not, subject to limited exceptions, be able to sell the Restricted Newbelco Shares prior to their conversion into New Ordinary Shares which will not be possible before the fifth anniversary of Completion, or earlier in certain specific circumstances. Each Scheme Shareholder that elects for the Partial Share Alternative will become a shareholder in the Combined Group. The value of an investment in the Combined Group may go up as well as down. The market value of Newbelco Shares (including the Restricted Newbelco Shares) can fluctuate and may not always reflect the underlying value of the Combined Group. A number of factors outside of the control of the Combined Group may impact its performance and the price of the Newbelco Shares.

Any decision to elect for the Partial Share Alternative should be based on independent financial, tax and legal advice and a full consideration of the Scheme Document and the other Transaction Documents.

In providing this Estimate of Value, no recommendation or opinion is given by Lazard as to whether Scheme Shareholders should elect for the Partial Share Alternative or whether they should refrain from making such an election. Lazard expresses no opinion as to the fairness from a financial point of view or otherwise of the Cash Consideration, or the Partial Share Alternative, payable in connection with the Transaction.

5.	Estimate of Value

On the basis of and subject to the foregoing, if the Restricted Newbelco Shares had been in issue as at 17 August 2016, the estimated value of 0.483969 Restricted Newbelco Shares would have been between £36.59 and £46.74, before taking into account any discount for non-transferability and, on this basis, the estimated value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £41.25 and £51.40, before taking into account any discount for non-transferability.

We would expect holders of the Restricted Newbelco Shares to value such Restricted Newbelco Shares at a discount to take into account non-transferability. The amount of such discount, if any, will depend on the type of holder and their individual circumstances. We estimate that a typical institutional investor in listed securities would apply a material discount for non-transferability of approximately 20% – 30% which would imply that the estimated value of 0.483969 Restricted Newbelco Shares would have been between £25.61 and £37.40 after taking into account such discount for non-transferability and, on this basis, the estimated value of the Partial Share Alternative, comprising £4.6588 in cash and 0.483969 Restricted Newbelco Shares, would have been between £30.27 and £42.05, after taking into account such discount for non-transferability.

Yours faithfully,

Lazard & Co., Limited

Appendix V

NEWBELCO AND THE NEWBELCO SHARES

Newbelco is a limited liability company (société anonyme / naamloze vennootschap) incorporated in Belgium. After completion of the Belgian Offer, Newbelco will have its registered office situated at Grand’ Place 1, 1000 Brussels.

The articles of association of Newbelco that were adopted upon incorporation (the “Initial Newbelco Articles”) are briefly summarised in paragraph 13 below. With effect from completion of the Belgian Offer, the articles of association of Newbelco (the “Newbelco Articles”) and the Corporate Governance Charter of Newbelco (the “Charter”) will be amended to reflect the terms set out below. The Newbelco Articles and the Charter will reflect the governance structure currently in place in AB InBev, as amended to reflect the consequences of the Transaction.

Copies of the draft Newbelco Articles and the draft Pledging Policy referred to below are available free of charge from the SEC’s website at www.sec.gov and from AB InBev’s website at www.ab-inbev.com.

1.	Corporate Purpose

The corporate purpose of Newbelco will be:

(a)	to produce and deal in all kinds of beers, drinks, foodstuffs and ancillary products, process and deal in all by-products and accessories, of whatsoever origin or form, of its industry and trade, and to design, construct or produce part or all of the facilities for the manufacture of the aforementioned products;

(b)	to purchase, construct, convert, sell, let and sublet, lease, license and operate in any form whatsoever all real property and real property rights and all businesses, movable property and movable property rights connected with its activities;

(c)	to acquire and manage participating interests and shares in companies or undertakings having a corporate purpose similar or related to, or likely to promote the attainment of, any of the foregoing corporate purposes, and in financial companies; to finance such companies or undertakings by means of loans, guarantees or in any other manner whatsoever; and to take part in the management of the aforesaid companies through membership of the board of directors or any similar governing body; and

(d)	to carry out all administrative, technical, commercial and financial work and studies for the account of undertakings in which it holds an interest or on behalf of third parties.

Newbelco may, within the scope of its corporate purpose, engage in all civil, commercial, industrial and financial transactions either in or outside Belgium.

Newbelco may take interests by way of asset contribution, merger, subscription, equity investment, financial support or otherwise in all undertakings, companies or associations having a corporate purpose similar or related to or likely to promote the furtherance of its corporate purpose.

2.	Share Capital

(a)	Form of Share Capital

Shortly after the UK Scheme Effective Time (and prior to Completion), Newbelco will issue Initial Newbelco Shares to the Scheme Shareholders. Upon the Belgian Offer completing (and prior to the Belgian Merger completing), AB InBev will acquire all of the Initial Newbelco Shares tendered into the Belgian Offer and the remaining Initial Newbelco Shares (held by Scheme Shareholders who validly elected or are deemed to elect for the Partial Share Alternative) will be reclassified as Restricted Newbelco Shares (through the Reclassification and Consolidation).

Upon Completion, Newbelco will issue New Ordinary Shares to the AB InBev Shareholders and all the Newbelco Shares held by AB InBev will be cancelled and the share capital of Newbelco will be reduced accordingly, except for 85,000,000 New Ordinary Shares which will be held in treasury by Newbelco.

Upon Completion, it is anticipated that the share capital of Newbelco will be allocated as follows:

•	100% of the New Ordinary Shares (except for 85,000,000 shares held in treasury by Newbelco) will be held by the then existing AB InBev Shareholders; and

•	100% of the Restricted Newbelco Shares will be held by Scheme Shareholders that validly elected or are deemed to have elected for the Partial Share Alternative.

If the Partial Share Alternative is elected for by only Altria and BEVCO (in accordance with the irrevocable undertakings described in paragraph 9 of Part VIII of this document) and no additional shares in AB InBev are issued after the date of this document, the issued share capital of Newbelco would at Completion comprise 1,607,701,764 New Ordinary Shares (excluding the 85,000,000 New Ordinary Shares held in treasury by Newbelco and another 540,392 New Ordinary Shares held in treasury by Newbelco’s subsidiaries) and 316,999,695 Restricted Newbelco Shares (which would represent approximately 16.47% of Newbelco’s total voting rights).

Restricted Newbelco Shares and the New Ordinary Shares will have the same rights and benefits, except as set out below.

Restricted Newbelco Shares will, at all times, be held in registered form, while New Ordinary Shares will be held in dematerialised form or in registered form, as requested by their holders. New Ordinary Shares will be delivered to the then existing AB InBev Shareholders after Completion in dematerialised or registered form depending on whether such shareholders held their AB InBev Shares in dematerialised or registered form immediately prior to Completion.

AB InBev will not issue any shares, convertible bonds, bonds repayable in shares, subscription rights or other financial instruments giving a right to shares (any such shares, bonds, rights or instruments being referred to as “Equity Interests”) or enter into any agreement to do so on or after 11 November 2015 until the earlier of (i) Completion; (ii) the Long Stop Date; and (iii) the date on which the Transaction is withdrawn or lapses in accordance with its terms, other than:

(i)	up to 3% of the capital of AB InBev as at 11 November 2015 (whether in consideration for cash, a contribution in kind or a combination);

(ii)	options, or other rights to subscribe for AB InBev or Newbelco shares issued pursuant to stock option plans or other compensation plans in the ordinary course of business (or pursuant to the exercise of any such options or rights to subscribe); and/or

(iii)	Equity Interests of any amount issued for cash (to the extent not falling within the criteria of (i) or (ii) above) but on the condition that, if the Transaction completes, SABMiller Shareholders who receive Restricted Newbelco Shares pursuant to the Partial Share Alternative are given an opportunity by Newbelco no less than 14 days from Completion to subscribe for equivalent Equity Interests, pro rata to their proportionate holding of shares in Newbelco (calculated as if no issuance had taken place between 11 November 2015 and Completion) and on equivalent terms to any such issue which has taken place between 11 November 2015 and Completion.

(b)	Changes in Share Capital

(i)	Capital increase by the shareholders’ meeting

Changes to Newbelco’s share capital will be decided by the shareholders’ meeting. The shareholders’ meeting may at any time decide to increase or decrease the share capital. Such resolution must satisfy the following quorum and majority requirements: (i) a quorum of 50% of the issued share capital must be present or represented at the meeting, and (ii) the capital increase must be approved by at least 75% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened where no quorum requirement applies but where the special 75% majority requirement applies

(ii)	Capital increase by the Newbelco Board

Subject to the same quorum and majority requirements, the shareholders’ meeting may authorise the Newbelco Board, within certain limits, to increase the share capital of Newbelco without any further approval of its shareholders by way of authorised capital. This authorisation needs to be limited in time (i.e. it can only be granted for a renewable period of a maximum of five years) and in scope (i.e., the increase in the authorised capital may not exceed the amount of the share capital at the time of the authorisation).

It is expected that, if an authorisation to increase the capital is granted by the shareholders’ meeting, such authorisation will be limited to an amount up to 3% of the capital of Newbelco.

(iii)	Preference right and anti-dilution

In the event of a share capital increase by way of the issue of new shares, or in the event of an issue of Equity Interests, all Newbelco Shareholders will have a preferential right to subscribe for any such Equity Interests, as set out in and in accordance with Article 592 of the Belgian Companies Code (the “Preference Right”).

The Preference Right shall entitle each Newbelco Shareholder to subscribe for any new Equity Interests, in each case pro rata to the proportion of Newbelco’s existing share capital that it holds immediately prior to such issue. Each Newbelco Shareholder may exercise its respective Preference Right in whole or in part.

The shareholders’ meeting may restrict or cancel the Preference Right, in accordance with Article 596 of the Belgian Companies Code, for a purpose that is in the best interests of Newbelco, provided however that if the Preference Right is restricted or cancelled with respect to any issuance in which any Newbelco Shareholder acquires any such Equity Interests, all Newbelco Shareholders shall be given the same right and be treated in the same way. This requirement shall not apply when the Preference Right is restricted or cancelled with respect to issuances of Equity Interests issued solely pursuant to any stock option plans or other compensation plans in the ordinary course of business.

Where a shareholders’ meeting has granted an authorisation to the Newbelco Board to effect a capital increase in the framework of the authorised capital and such authorisation allows the Newbelco Board to do so, the Newbelco Board may likewise restrict or cancel the Preference Right applying the same principles as set out in this paragraph.

Any decision to restrict or cancel the Preference Right will require a quorum at the first shareholders’ meeting of Newbelco Shareholders holding at least 50% of the share capital and, in any event, approval by a qualified majority of at least 75% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 75% of the votes cast at the meeting.

If any Restricted Newbelco Shareholder exercises its preferential subscription rights in respect of its holding of Restricted Newbelco Shares, Newbelco shall issue, at the election of the Restricted Newbelco Shareholder, either Restricted Newbelco Shares or New Ordinary Shares (or a combination thereof) to such Restricted Newbelco Shareholder. No Restricted Newbelco Shares shall be issued other than to a Restricted Newbelco Shareholder exercising its preferential subscription right.

(c)	Acquisition and disposal of own shares

Newbelco may only acquire its own shares pursuant to a decision by the shareholders’ meeting taken under the conditions of quorum and majority provided for in the Belgian Companies Code. Such a decision requires a quorum at the first shareholders’ meeting of Newbelco Shareholders holding at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting. If there is no quorum, a second meeting must be convened. At the second meeting, no quorum is required, but the relevant resolution must be approved by a qualified majority of at least 80% of the votes cast at the meeting.

It is expected that the Newbelco General Meeting will grant an authorisation allowing Newbelco to acquire, on or outside the stock exchange, Newbelco Shares up to a maximum of 20% of the issued shares for a price which will not be lower than one Euro and not higher than 20% above the highest closing price on Euronext Brussels in the last 20 trading days preceding the transaction. This authorisation would be valid for a maximum of five years.

Such authorisation will also allow Newbelco to dispose, on or outside the stock exchange, of the Newbelco Shares which were acquired by Newbelco under the conditions determined by the Newbelco Board. With respect to the Newbelco Shares acquired by Newbelco as a result of the Belgian Merger, the Newbelco Board shall be entitled to dispose of such Newbelco Shares only in connection with (i) any share delivery obligations undertaken by AB InBev prior to 11 November 2015, (ii) any stock option plans or other compensation plans (including the Zenzele Scheme), or (iii) any stock lending agreement or similar arrangement in respect of which Newbelco used the Shares for the purposes set out in items (i) and (ii).

(d)	Disclosure of Significant Shareholdings

In addition to any shareholder notification thresholds under the applicable Belgian legislation (which notification is required at 5%, 10%, 15% and so on in five-percentage-point increments) and U.S. legislation (which notification is required at 5% and any material change thereafter), the Newbelco Articles will require holders of Newbelco Shares to disclose the number of shares held if their shareholding exceeds or falls below 3% or 7.5% of the outstanding shares with voting rights. Any obligation imposed by the applicable Belgian legislation on holders of 5% (or any multiple of 5%) of the total outstanding securities with voting rights shall also apply to the additional notification thresholds of 3% and 7.5%.

(e)	Listings

With effect from or shortly after Completion, it is expected that Newbelco will have its New Ordinary Shares listed on Euronext Brussels and ADSs which are represented by ADRs in a sponsored facility and listed on the NYSE. It is intended that its New Ordinary Shares will also be listed (by way of secondary listings) on the JSE and the Mexico Stock Exchange.

Each ADS will represent a fixed ratio of New Ordinary Shares (or a right to receive such shares). Investors will be able to hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in their name or (ii) by having ADSs registered in their name in the Direct Registration System or (B) indirectly by holding a security entitlement in ADSs through their broker or other financial institution.

3.	Transfer and Conversion of Shares

(a)	New Ordinary Shares

New Ordinary Shares are freely transferrable.

(b)	Restricted Newbelco Shares—Transfer

Subject to the terms of paragraph 3(e) below, no Restricted Newbelco Shareholder will be able to transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant any lien or any security interest on, enter into any certification or depository arrangement or enter into any form of hedging arrangement with respect to, in each case directly or indirectly, any of its Restricted Newbelco Shares or any interests therein or rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, for a period of five years from Completion, save as provided in this Appendix V.

Any Restricted Newbelco Shareholder may transfer, sell, contribute, offer, grant any option on, otherwise dispose of, pledge, charge, assign, mortgage, grant a lien or any security interest on, or enter into any form of hedging arrangement with respect to, in each case directly or indirectly, its Restricted Newbelco Shares or any interests therein or any rights relating thereto, or enter into any contract or other agreement to do any of the foregoing, to or for the benefit of any person that is an Affiliate, a Successor and/or a Successor’s Affiliates (a “Restricted Newbelco Shareholder Group”), provided that if any such transferee ceases to be a member of such Restricted Newbelco Shareholder Group of the Restricted Newbelco Shareholder that initially made the transfer (or of its Successor), all such Restricted Newbelco Shares which such transferee owns or in which it holds an interest shall be automatically transferred to such Restricted Newbelco Shareholder (or to a person which, at the time of such transfer, is its Affiliate or its Successor) and shall therefore remain Restricted Newbelco Shares.

A “Successor” of any person shall mean: (i) in respect of any entity, any entity (x) to which such person transfers all of its assets and (y) which is (and continues to be) directly or indirectly controlled solely or jointly (within the meaning of articles 5, 8 and 9 of the Companies Code) by the same entities (or their Successors) or individuals (or any heirs of such individuals) that exercised directly or indirectly sole or joint control over, such shareholder immediately prior to such transfer; and (ii) in respect of any individual, any heir of that individual following his or her death or any individual to whom the assets of such individual are required to be transferred by virtue of applicable laws.

(c)	Restricted Newbelco Shares—Conversion

Each Restricted Newbelco Shareholder will have the right to convert all or part of its holding of Restricted Newbelco Shares into New Ordinary Shares at its election at any time after the fifth anniversary of Completion.

The Restricted Newbelco Shares shall automatically convert into New Ordinary Shares if a tender offer for all of the outstanding New Ordinary Shares becomes unconditional, upon the announcement of a squeeze-out bid on the outstanding New Ordinary Shares, in accordance with Article 513 of the Belgian Companies Code, or immediately prior to the implementation of any merger (but excluding the Belgian Merger), with respect to a tender offer or a merger only, in circumstances where the Newbelco Shareholders immediately prior to such merger or tender offer will not control, or exercise joint control over, Newbelco or the surviving entity (as applicable) following such merger or tender offer.

The Restricted Newbelco Shares shall also automatically convert into New Ordinary Shares upon any permitted transfer, sale, contribution, offer or other disposal of any such Restricted Newbelco Share (including to or at the direction of a Pledgee or Receiver, as such term is defined below), other than a transfer to an Affiliate, Successor, or Sucessors’ Affiliates in accordance with paragraph 3(b).

In the event that all the shares in Newbelco are acquired by a company which the Newbelco Shareholders immediately prior to such acquisition, control, or exercise joint control over, Restricted Newbelco Shareholders shall be treated in an equivalent manner to holders of New Ordinary Shares, save that there shall be equivalent differences between the rights and restrictions attaching to the shares to be issued to holders of the New Ordinary Shares and the shares to be issued to holders of Restricted Newbelco Shares to reflect the differences in rights and restrictions between the New Ordinary Shares and the Restricted Newbelco Shares.

Upon conversion, each Restricted Newbelco Share will be re-classified as one New Ordinary Share.

If at any time the New Ordinary Shares are changed into a different number of Newbelco Shares or a different class of Newbelco Shares by reason of any share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares, or any similar event occurs, there will be an equivalent share dividend, subdivision, reorganisation, reclassification, recapitalisation, stock split, reverse stock split, combination or exchange of shares or similar event with respect to the Restricted Newbelco Shares provided that (i) nothing shall be deemed to permit Newbelco (including the Newbelco Board) to take any action with respect to its share capital that is otherwise prohibited by the Newbelco Articles and (ii) if any such event would otherwise cause any Restricted Newbelco Shareholder to cease to hold at least one revised Restricted Newbelco Share (by virtue of its entitlement following such event being to a fraction of less than one such revised Restricted Newbelco Share) its entitlement shall be rounded up to one such revised Restricted Newbelco Share.

(d)	Orderly disposal

Any initial holder of New Ordinary Shares resulting from the conversion of Restricted Newbelco Shares (other than a Pledgee or any person who received Restricted Newbelco Shares from or in lieu of a Pledgee at the direction of such Pledgee as a result of the exercise of such Pledgee’s rights under a Pledge) who contemplates selling such New Ordinary Shares on a stock exchange on which the New Ordinary Shares are listed (other than by a block trade or overnight placement in accordance with customary market practice for dispositions of such nature) in a single transaction or series of connected transactions in an amount in excess of 1% of the total share capital within 3 months of the date of conversion shall use reasonable endeavours to effect such sale in an orderly manner of disposition that is not likely to disrupt materially the market for the Newbelco Shares and shall consult with Newbelco in advance, subject to Newbelco consenting to being made an insider for these purposes. The provisions in this paragraph do not apply to any sale or transfer in accordance with paragraph 3(e).

(e)	Pledge

(i)	Rights in relation to Pledges after Completion

Notwithstanding any restrictions on transfer in the Newbelco Articles or any provision herein to the contrary, any Restricted Newbelco Shareholder will be able:

(a)	with the prior written consent of Newbelco or the Newbelco Board, to pledge, charge, assign, mortgage, or otherwise grant a lien or other security interest (in each case, a “Pledge”) over all or part of (or any interest in) its holding of Restricted Newbelco Shares and any rights relating thereto (including, without limitation, the right to convert Restricted Newbelco Shares into New Ordinary Shares) as security in respect of any bona fide loan, credit facility, note, surety bonds (or other arrangements to secure a stay of execution on or the satisfaction of a judgement or order), letter of credit or any similar extension of credit to such Restricted Newbelco Shareholder or any of its Affiliates, hedging, derivative or other financing transactions to which such Restricted Newbelco Shareholder or any of its Affiliates is a party or, in each case, in respect of which such Restricted Newbelco Shareholder or any of its Affiliates is a guarantor or security provider, or a guaranty of any of the foregoing;

(b)	to transfer, sell, contribute, offer, grant any option on, or otherwise dispose of, in each case directly or indirectly, or enter into any contract or other agreement to do any of the foregoing in respect of all or part of (or any interest in) its holding of Restricted Newbelco Shares that are the subject of a Pledge (to which a Pledge Consent has been given) to or as directed by the relevant mortgagee, pledgee, chargee or other security holder (a “Pledgee”) or to or as directed by a receiver, administrator or other similar official appointed in connection with the enforcement of a Pledge (a “Receiver”), in the event that such Pledgee or Receiver has enforced or has commenced enforcement action with respect to such Pledge; and

(c)	to transfer, sell, contribute, offer, grant any option on, or otherwise dispose of, in each case directly or indirectly, or enter into any contract or other agreement to do any of the foregoing in respect of all or part of (or any interest in) its holding of Restricted Newbelco Shares that are the subject of a Pledge (to which a Pledge Consent has been given) to the extent such Restricted Newbelco Shareholder (i) determines in good faith that such sale or transfer is the only commercially reasonable alternative available to prevent an imminent enforcement by a Pledgee or a Receiver in respect of such Restricted Newbelco Shares (and the proceeds of the transfer are used to satisfy the underlying obligation secured by the Pledge) and (ii) has given a corresponding written notice to the Newbelco Directors.

(ii)	Conversion and Transfer

In the event that a Pledgee or Receiver exercises its rights under a Pledge in respect of Restricted Newbelco Shares to which a Pledge Consent has been given (whether such Pledge is or was created prior to on or following Completion), the relevant Restricted Newbelco Shares will be immediately and unconditionally convertible into New Ordinary Shares immediately prior to, but then solely for the purpose of facilitating, or at any time after entering into an agreement or arrangement to effect, any transfer, sale, contribution, offer, or other disposal permitted pursuant to paragraph (i) above, at the option of the holder of the Restricted Newbelco Shares which are the subject of such transaction or of the relevant Pledgee or Receiver.

Newbelco will record the conversion of the Restricted Newbelco Shares into New Ordinary Shares (and, if relevant, the transfer of the New Ordinary Shares resulting from the conversion of the Restricted Newbelco Shares to or as directed in writing by the Pledgee or Receiver or such transferee), in Newbelco’s share register, in each case on the same business day (if notice is received by Newbelco before 1:00 pm (Brussels time)) or the next business day (if notice is received by Newbelco after 1:00 pm (Brussels time)).

From the time of conversion, the New Ordinary Shares will be freely and unconditionally transferable by (or as directed by) the Pledgee or Receiver or any transferee or transferees of such shares, free of any lock-up or any other restriction.

On the same day as the recordation of the conversion, Newbelco will send to Euronext Brussels a request for admission to listing of such New Ordinary Shares and take all such steps that are within Newbelco’s control to ensure that admission to listing occurs promptly thereafter. Neither the Restricted Newbelco Shareholder, nor any Pledgee or Receiver nor any other transferee shall be liable for any cost or expense of Newbelco or its registrar in connection with such conversion or transfer and Newbelco shall not be liable for any delay in conversion or transfer or admission to listing provided it complies with this paragraph.

(iii)	Newbelco Consent

Save where Newbelco or the Newbelco Board has already consented to the creation or existence of any such Pledge (and for the avoidance of doubt any consent given by AB InBev shall be binding on Newbelco and the Newbelco Board under the terms of the Belgian Merger) in which event the requirement for a further consent of Newbelco in conjunction with conversion shall not apply, and subject to the terms of the Pledging Policy (described below) the Newbelco Board shall have absolute discretion as to whether to grant its consent to the creation of a Pledge (a “Pledge Consent”).

The pledging policy to be adopted by the Newbelco Board (a copy of which is available from AB InBev’s website at www.ab-inbev.com) provides that the Newbelco Board will grant such a Pledge Consent if a Restricted Newbelco Shareholder provides to Newbelco (i) a request for a Pledge Consent containing certain specified information in relation to any proposed Pledge; and (ii) certain specified representations and warranties, including, amongst others, that the Pledge and the underlying arrangements which it secures are bona fide and are not being entered in order (whether in whole or in part) to circumvent the restrictions on transfer of the Restricted Newbelco Shares. Please see the copy of the pledging policy on AB InBev’s website for further details of the process through which SABMiller Shareholders will be able to request a Pledge Consent after Completion, including the information and representations and warranties to be provided, and a copy of the Pledge Consent request form.

As noted in paragraph 9 of Part II of this document, AB InBev has given its consent to Altria and BEVCO to certain pledges, such consent being binding on Newbelco.

(iv)	Consequences in respect of Pledges in respect of SABMiller Shares

Notwithstanding the terms of paragraph (3)(c) above, any Restricted Newbelco Shares held by (i) a Pledgee under a Pledge in respect of SABMiller Shares (or a Receiver in respect of such SABMiller Shares) where the Pledgee has exercised its rights of enforcement (itself or through a Receiver) under such Pledge in respect of the relevant SABMiller Shares or (ii) a transferee of, or at the direction of, any such person (in each case, a “Pledge Restricted Newbelco Shareholder”) will be immediately and unconditionally convertible into New Ordinary Shares.

In the event a Pledge Restricted Newbelco Shareholder, Pledgee or Receiver exercises its right to immediately and unconditionally convert its Restricted Newbelco Shares into New Ordinary Shares, the provisions of the “Conversion and Transfer” paragraph above will apply and for this purpose references to Pledgees or Receivers shall be deemed to, in addition, include a reference to Pledge Restricted Newbelco Shareholders.

4.	Code of Dealing

A Code of Dealing will ensure that all employees, and particularly the members of the Newbelco Board or of the executive board of management of Newbelco (the “Newbelco EBM”) maintain the confidentiality of inside information that they may have or be thought to have and do not abuse, nor place themselves under suspicion of abusing such insider knowledge, especially in periods leading up to an announcement of financial results or of price-sensitive events or decisions.

In accordance with the Belgian and European regulations on the prevention of market abuse, Newbelco will establish and maintain lists of insiders. In addition, members of the Newbelco EBM and of the Newbelco Board will be required to notify all their trades to the BFSMA, which will publish these notifications on its website.

5.	Management Structure

The management structure of Newbelco will be a “one-tier” governance structure comprised of the board of directors. The Newbelco Board will be in charge of approving the company’s strategy, overseeing the company’s principal objectives, and assuming ultimate responsibility for the oversight of the company’s activities. The executive management will be entrusted with the Chief executive officer (the “CEO”) who will be assisted by the Newbelco EBM and be responsible for the day-to-day management. The Newbelco Board will be assisted by four main committees: the audit committee (the “Audit Committee”), the finance committee (the “Finance Committee”), the remuneration committee (the “Remuneration Committee”), and the nomination committee (the “Nomination Committee”) (together, the “Committees”).

6.	The Board

(a)	Composition of the board

(i)	General

Newbelco will be managed by a board of directors comprising a minimum of three (3) and a maximum of fifteen (15) directors. The appointment and renewal of all directors is based on a recommendation of the Nomination Committee, and is subject to approval by Newbelco’s shareholders’ meeting. The directors may be natural persons or legal entities who may but need not be shareholders and are appointed by the shareholders’ meeting and are dismissible by it at any time. The Newbelco Board is the ultimate decision-making body, except for the powers reserved to its shareholders’ meeting by law, or as specified in the articles of association.

Except in cases of resignation, dismissal, revocation or other vacancy, it is expected that the Newbelco Board will be comprised of fifteen directors. When comprising fifteen directors, the Newbelco Board will be composed as follows:

(a)	three directors will be independent directors appointed by the shareholders’ meeting upon proposal by the Newbelco Board;

(b)	so long as the AB InBev Reference Shareholder and/or its Affiliates, any of its Successors or Successors’ Affiliates (together, the “Reference Shareholder Group”) owns more than 30% of shares with voting rights in the share capital of Newbelco, nine (9) directors will be appointed by the shareholders’ meeting upon proposal by the Reference Shareholder Group; and

(c)	so long as the Restricted Newbelco Shareholders together with their Affiliates and/or any of their Successors and/or Successors’ Affiliates own:

(aa)	more than 13.5% of shares with voting rights in the share capital of Newbelco, three directors will be appointed by the shareholders’ meeting upon proposal by the Restricted Newbelco Shareholders (each such director a “Restricted Newbelco Share Director”);

(bb)	more than 9% but not more than 13.5% of shares with voting rights in the share capital of Newbelco, two Restricted Newbelco Share Directors will be appointed;

(cc)	more than 4.5% but not more than 9% shares with voting rights in the share capital of Newbelco, one Restricted Newbelco Share Director will be appointed; and

(dd)	4.5% or less than 4.5% of shares with voting rights in the share capital of Newbelco, they will no longer have the right to propose any candidate for appointment as a member of the Newbelco Board and no Restricted Newbelco Share Directors will be appointed.

The Charter will provide that it is expected that members of the Newbelco Board will be natural persons.

(ii)	Calculation of number of directors to be proposed by Restricted Newbelco Shareholders

(a)	For the purpose of calculating the percentages of Newbelco’s share capital owned by the Reference Shareholder Group in order to determine the number of directors to be appointed by the Reference Shareholder Group: any shares in Newbelco: (i) resulting from shares in AB InBev issued between 11 November 2015 and Completion; (ii) issued pursuant to stock option plans or other compensation plans after Completion; (iii) disposed of by Newbelco, to the extent such shares were owned by Newbelco upon Completion; or (iv) owned by Newbelco or any of its subsidiaries within the meaning of article 6 of the Belgian Companies Code, shall be disregarded for the purposes of calculating the total share capital of Newbelco.

(b)	For the purpose of calculating the percentages of Newbelco’s share capital owned by the Restricted Newbelco Shareholders (together with their Affiliates, Successors and Successors’ Affiliates) in order to determine the number of Restricted Newbelco Share Directors to be appointed:

(aa)	any shares in Newbelco: (i) resulting from shares in AB InBev issued between 11 November 2015 and Completion; (ii) issued pursuant to stock option plans or other compensation plans after Completion; (iii) disposed of by Newbelco, to the extent such shares were owned by Newbelco upon Completion; or (iv) owned by Newbelco or any of its subsidiaries within the meaning of article 6 of the Belgian Companies Code, shall be disregarded for the purposes of calculating the total share capital of Newbelco;

(bb)	with respect to each person who, as at Completion, owned Restricted Newbelco Shares in its own name, as long as such person or its Affiliates, Successors and/or Successors’ Affiliates (together a “Restricted Newbelco Shareholder Group”) still owns at least one Restricted Newbelco Share in its own name, any New Ordinary Shares owned by, or on behalf of, such Restricted Newbelco Shareholder Group shall be added to the number of remaining Restricted Newbelco Shares owned by such Restricted Newbelco Shareholder Group, provided that such New Ordinary Shares are in registered form:

(i)	in the name of any member of such Restricted Newbelco Shareholder Group which member owns at least one Restricted Newbelco Share; or

(ii)

in the name of any member of such Restricted Newbelco Shareholder Group which member does not itself own at least one Restricted Newbelco Share and, on the date specified in the Newbelco Articles, Newbelco has received (aa) a notice from the member of the Restricted

Newbelco Shareholder Group owning such New Ordinary Shares confirming that it is a member of a Restricted Newbelco Shareholder Group and identifying which such Restricted Newbelco Shareholder Group, and (bb) a notice from one or more members of the relevant Restricted Newbelco Shareholder Group which owned at least one Restricted Newbelco Share confirming that such entity is a member of the Restricted Newbelco Shareholder Group; or

(iii)	the name of a custodian owning such New Ordinary Shares on behalf of any member of such Restricted Newbelco Shareholder Group which has the right to exercise the voting rights in respect of such New Ordinary Shares as a result of holding an interest in such New Ordinary Shares, and where, at the date specified in the Newbelco Articles, Newbelco has received (aa) a notice from the relevant custodian confirming that, on the date specified in the Newbelco Articles, such New Ordinary Shares were held by such custodian on behalf of such member of such Restricted Newbelco Shareholder Group, and (bb) a notice from such member of such Restricted Newbelco Shareholder Group confirming that, on the same date, it is a member of the Restricted Newbelco Shareholder Group owning at least one Restricted Newbelco Share and identifying which such Restricted Newbelco Shareholder Group and confirming that such New Ordinary Shares were held on its behalf by such custodian, provided that the Restricted Newbelco Shareholders shall never be entitled to appoint more than three directors, notwithstanding anything to the contrary in this Appendix or any other Transaction Documents, and subject always to the terms of the Newbelco Articles.

(iii)	Nomination of candidates for Restricted Newbelco Share Directors

Any Restricted Newbelco Shareholder may propose to the other Restricted Newbelco Shareholders, for nomination as a Restricted Newbelco Share Director a number of persons (all such proposed persons being, the “Candidates”) not exceeding the number of Restricted Newbelco Share Directors entitled to be appointed under paragraph 6(a)(i), at a meeting to be held among the Restricted Newbelco Shareholders (a “Restricted Newbelco Shareholders’ Meeting”) prior to any Newbelco shareholders meeting at which the retirement, resignation, revocation, end of office for any reason, confirmation of co-optation or appointment of a Restricted Newbelco Share Director is to be acknowledged or decided.

Unless the nomination of the Candidates takes place by way of written resolutions in accordance with the Newbelco Articles, Newbelco will organise the Restricted Newbelco Shareholders’ Meetings in accordance with the rules provided in the Newbelco Articles. The Restricted Newbelco Shareholders shall vote cumulatively to select the Restricted Newbelco Share Directors to be appointed from the Candidates in one single round of voting at such meeting of the Restricted Newbelco Shareholders, and the Candidate or Candidates with the highest number of votes up to the number of Restricted Newbelco Share Directors entitled to be appointed shall be put to the shareholders’ meeting for appointment.

(iv)	Voting on Restricted Newbelco Share Director Candidates

For the purposes of the above paragraph (Nomination of candidates for Restricted Newbelco Share Directors) each Restricted Newbelco Shareholder shall have one vote for:

(a)	each Restricted Newbelco Share; and

(b)	each New Ordinary Share referred to in paragraph (ii)(b)(bb) above (subject to the terms below),

(together the “Restricted Newbelco Shareholder Voting Shares”) provided that:

(a)	if the aggregate of the Restricted Newbelco Shareholder Voting Shares owned by, or on behalf of, any Restricted Newbelco Shareholder Group exceeds 175% of the aggregate number of Restricted Newbelco Shares held by such Restricted Newbelco Shareholder Group at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Newbelco Shares), such Restricted Newbelco Shareholder Group shall together not be entitled to exercise more than the number of votes equal to 175% of the number of the Restricted Newbelco Shares owned by, or on behalf of, such Restricted Newbelco Shareholder Group at Completion (or the relevant adjusted number taking account of any change referred to in the definition of Revised Restricted Newbelco Shares);

(b)	if any Restricted Newbelco Shareholder Group wishes to exercise the votes attaching to any New Ordinary Shares referred to in paragraph (ii)(b)(bb) above (“Additional Votes”), such Restricted Newbelco Shareholder Group must cast all of the votes attaching to their Restricted Newbelco Shareholder Voting Shares in favour of no more than two Candidates; and

(c)	no one Candidate shall be eligible to receive Additional Votes from more than one Restricted Newbelco Shareholder Group (it being understood that, in the event any one Candidate receives Additional Votes from more than one Restricted Newbelco Shareholder Group, such Candidate shall be deemed to have received the number of Additional Votes of the Restricted Newbelco Shareholder Group casting the most Additional Votes in favour of such candidate).

No vote in respect of any Restricted Newbelco Shareholder Voting Shares may be exercised more than once. Subject to the terms above, any vote may be cast in favour of any Candidate (but no vote may be used in respect of more than one Candidate) and a Restricted Newbelco Shareholder may spread its votes in any manner it chooses between the Candidates (including by exercising all votes in favour of a single Candidate).

(v)	Term of office

The Newbelco Articles will provide that the term of office of the directors will be as follows:

(a)	with respect to all directors except the Restricted Newbelco Share Directors, unless the shareholders’ meeting sets a shorter term, the term of office shall terminate immediately after the closing of the fourth ordinary shareholders’ meeting following the date of their appointment (or such shorter term decided by the shareholders’ meeting); and

(b)	with respect to all Restricted Newbelco Share Directors, the term of office shall terminate immediately after the closing of the next ordinary shareholders’ meeting following the date of their appointment.

The directors will be eligible for re-election.

(vi)	Vacancy during a director’s term

When a position on the Newbelco Board becomes vacant, the remaining directors shall have the right to temporarily fill the vacancy by appointing a candidate proposed by:

(a)	the Newbelco Board in the case of a vacancy relating to an independent director;

(b)	the Reference Shareholder Group in the case of a vacancy relating to a director appointed upon proposal of the Reference Shareholder Group; or

(c)	in the case of a vacancy relating to a Restricted Newbelco Share Director either:

(i)	the Restricted Newbelco Shareholder Group (if any) that casted the most votes in favour of the departing Restricted Newbelco Share Director at the relevant Restricted Newbelco Shareholders’ Meeting (the “Proposing Holder”) (if such Proposing Holder then holds a Sufficient Restricted Newbelco Shareholding); or

(ii)	if the preceding sub-paragraph (i) does not apply, a Requisite Majority of Restricted Newbelco Shareholders acting by written resolution or; and

(iii)	if neither of the preceding sub-paragraphs apply, a Restricted Newbelco Shareholders’ Meeting held in accordance with the terms of the Newbelco Articles.

“Requisite Majority” means persons having the right to exercise the voting rights as a result of holding directly or indirectly not less than the minimum number of Restricted Newbelco Shareholder Voting Shares that would be necessary to select the Permitted Number of Candidates for appointment to the Newbelco Board or re-election or confirmation of co-optation as Restricted Newbelco Share Directors at a Restricted Newbelco Shareholders’ Meeting at which all Restricted Newbelco Shareholder Voting Shares were present and voted (subject to the terms and restrictions set out above), irrespective of how any Restricted Newbelco Shareholder Voting Shares held by other persons would have been voted at such meeting (other than as a result of the terms and restrictions set out above).

“Sufficient Restricted Newbelco Shareholding” means with respect to a Proposing Holder, the direct and indirect holding by such Proposing Holder of no less than the minimum number of Restricted Newbelco Shareholder Voting Shares that would be necessary for such Proposing Holder to be capable of selecting such number of Candidates for appointment to the Board of Directors at a Restricted Newbelco Shareholders’ Meeting at which all Restricted Newbelco Shareholder Voting Shares were present and voted (subject to the terms and restrictions set out above), irrespective of how any Restricted Newbelco Shareholder Voting Shares held by other persons would have been voted at such meeting (other than as a result of the terms and restrictions set out above), as is at least equal in the aggregate to the number of Candidates being proposed by such Proposing Holder plus the number of continuing Restricted Newbelco Share Director (if any) in respect of which it is the Proposing Holder.

Any such temporary appointment shall (i) be subject to confirmation at the next shareholders’ meeting unless the Newbelco Board, the Reference Shareholder Group or the Restricted Newbelco Shareholders’ Meeting (or a Requisite Majority of Restricted Newbelco Shareholders), as applicable propose an alternative candidate and (ii) subject to confirmation in accordance with (i), be for a term equal to the remainder of the original term of the director who held office prior to such vacancy arising.

(vii)	Reduction in share capital held by Restricted Newbelco Shareholders

If at any time between two ordinary shareholders’ meetings, the amount of share capital of Newbelco held by the holders of Restricted Newbelco Shares would give the holders of Restricted Newbelco Shares the right, pursuant to the above paragraph, to appoint fewer Restricted Newbelco Share Directors than the number of Restricted Newbelco Share Directors actually appointed, the Newbelco Board will remain composed of the same number of Restricted Newbelco Share Directors until the next ordinary shareholders’ meeting. At such shareholders’ meeting, the Restricted Newbelco Shareholders shall be entitled to present only a number of Candidates for appointment to the Newbelco Board equal to the number of Restricted Newbelco Share Directors entitled to be appointed at such time.

(viii)	Provision of information to directors

All Newbelco directors shall be provided with all information that the Newbelco Board considers necessary for the performance of its duties and all information that the Newbelco Board considers is material to Newbelco.

(b)	Chairman of the Newbelco Board

The Newbelco Board will elect the chairman of the Newbelco Board (the “Chairman”) from amongst its members who meet the criteria for an independent director.

The Chairman will be responsible for the proper and efficient functioning of the Newbelco Board. He will determine the calendar of the Newbelco Board and committee meetings and the agenda of the Newbelco Board after consultation with the CEO and will chair the meetings of the Newbelco Board. The Chairman will represent the Newbelco Board from a public relations standpoint to shareholders and the public at large and chair the shareholders’ meetings. The Chairman will serve as the interface between the Newbelco Board and major Newbelco Shareholders on matters of corporate governance.

(c)	Secretary

The secretary of Newbelco will ensure that Newbelco Board procedures are complied with and that the Newbelco Board acts in accordance with its statutory obligations and its obligations under the Newbelco Articles. He/she shall advise the Newbelco Board on all governance matters and assist the Chairman in fulfilling his duties as detailed above, as well as in the logistics associated with the affairs of the Newbelco Board (information, agenda, etc.).

(d)	Independent directors

Independent directors on the Newbelco Board will be required to meet specific requirements of independence that will be set out in the Charter. Such requirements are derived from but not fully identical to the requirements set out in the Belgian Companies Code and the Belgian Corporate Governance Code of March 2009 (when legally required, the criteria of independence provided by Belgian company law shall be applied by Newbelco). The requirements of independence contained in the corporate governance charter of Newbelco will be the following:

•	the director is not an executive or managing director of Newbelco or an associated company, and has not been in such a position for the previous five years;

•	the director has not served for more than three successive terms as a non-executive director on the Newbelco Board, or for a total term of more than 12 years;

•	the director is not an employee of Newbelco or an associated company and has not been in such a position for the previous three years;

•	the director does not receive significant additional remuneration or benefits from Newbelco or an associated company apart from a fee received as non-executive director;

•	the director is not the representative of a controlling shareholder or a shareholder with a shareholding of more than 10%, or a director or executive officer of such a shareholder;

•	the director does not have or has not had within the financial reported year a significant business relationship with Newbelco or an associated company, either directly or as a partner, shareholder, director or senior employee of a body that has such a relationship;

•	the director is not or has not been within the last three years a partner or an employee of Newbelco’s external auditor or the external auditor of an associated company; and

•	the director is not a close family member of an executive or managing director or of persons in the situations described above.

When an independent director has served on the Newbelco Board for three terms, any proposal to renew his mandate as independent director must expressly indicate why the Newbelco Board considers that his independence as a director is preserved.

Independent directors on the Newbelco Board who serve on the Audit Committee will also be required to meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act of 1934.

(e)	Meetings

The Newbelco Board will meet as frequently as the interests of Newbelco may require. In addition, special meetings of the Newbelco Board may be called and held at any time upon the call of either the Chairman or at least two directors, by notice to each director at least three business days before the meeting. Where duly justified by emergency and by the corporate interest of Newbelco, this three business day notice period will be able to be waived by the unanimous consent of the directors expressed in writing.

If an urgent issue arises between two meetings, the Newbelco Board will be able to meet by a conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other. Moreover, where duly justified by emergency and by the corporate interest of Newbelco, decisions may be adopted, without a meeting, by the unanimous written consent of the directors. However, this procedure may not be used for the approval of the annual accounts and the use of the authorised capital.

Newbelco Board meetings will be based on a detailed agenda specifying the topics for decision and those for information. The relative majority of physical Newbelco Board meetings in any one year will take place in Belgium.

Each director will be authorised to appoint another member of the Newbelco Board to represent him and vote in his name. One director shall not represent more than one other director. The Newbelco Board will only be able to deliberate if the majority of the directors are present or represented. As an exception, in any case of force majeure, the quorum for the Newbelco Board shall be four directors present or represented. Newbelco Board decisions will be made by a simple majority of the votes cast.

At the CEO’s request, any member of the Newbelco EBM may be invited to attend the whole or any part of a Newbelco Board meeting.

The secretary of the Newbelco Board will draft minutes of each meeting reflecting the issues which were discussed and the decisions which were taken. The minutes will be approved by the Chairman and subsequently by the Newbelco Board during its next regularly scheduled meeting.

(f)	Conflicts of Interest and Related-Party Transactions

Directors will be required to arrange their personal and business affairs so as to avoid conflicts of interest with Newbelco within the meaning of Article 523 of the Belgian Companies Code. Any director with a conflicting financial interest on any matter before the Newbelco Board will be required to bring it to the attention of both the statutory auditor and fellow directors, and take no part in any deliberations related thereto. Any abstention from voting as a result of a conflict of interest will be disclosed in accordance with the relevant legal provisions.

Any proposed related party transaction or arrangement falling within the scope of article 524 of the Belgian Companies Code shall be submitted to a committee of three independent directors in accordance with such article and shall only be entered into after review by the committee.

(g)	Board Committees

The Newbelco Board will be assisted by four committees: the Audit Committee, the Finance Committee, the Remuneration Committee, and the Nomination Committee.

(i)	Audit Committee

The Audit Committee will consist of a minimum of three voting members. The Audit Committee’s Chairman and the Committee members will be appointed by the Newbelco Board from among the independent directors. The chairman of the Audit Committee will not be the Chairman. The CEO, Chief Legal and Corporate Affairs Officer and Chief Financial and Technology Officer will be invited to the meetings of the Audit Committee, unless the chairman of the Audit Committee or a majority of the members decide to meet in closed session.

The Audit Committee will assist the Newbelco Board in its responsibility for oversight of (i) the integrity of Newbelco’s financial statements, (ii) its compliance with legal and regulatory requirements and the environmental and social responsibilities, (iii) the statutory auditors’ qualification and independence, and (iv) the performance of the statutory auditors and the internal audit function.

The Audit Committee will be entitled to review information on any point it wishes to verify, and is authorised to acquire such information from any of Newbelco’s employees. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of the statutory auditor (save to the extent that such matters are subject to the exclusive competence of a general shareholder’s meeting in accordance with Belgian law). It will also establish procedures for confidential complaints regarding questionable accounting or auditing matters. It will also be authorised to obtain independent advice, including legal advice, if this is necessary for an inquiry into any matter under its responsibility. It will be entitled to call on the resources that will be needed for this task. It will be entitled to receive reports directly from the statutory auditor, including reports with recommendations on how to improve Newbelco’s control processes.

The Audit Committee shall hold as many meetings as necessary with a minimum of four per year. The Committee shall hold at least one of its physical meetings each year in Belgium.

(ii)	Finance Committee

The Finance Committee will consist of at least three, but no more than six, members appointed by the Newbelco Board, all of whom will be non-executive directors. The Newbelco Board will appoint a chairman and, if deemed appropriate, a vice-chairman from among the Finance Committee members. The CEO and the Chief Financial and Technology Officer will be invited ex officio to the Finance Committee meetings unless explicitly decided otherwise. Other employees will be invited on an ad hoc basis as deemed useful.

The Finance Committee will meet at least four times a year and as often as deemed necessary by its chairman or at least two of its members. The Finance Committee will hold at least one of its physical meetings each year in Belgium.

The Finance Committee will assist the Newbelco Board in fulfilling its oversight responsibilities in the areas of corporate finance, risk management, treasury controls, mergers and acquisitions, tax and legal, pension plans, financial communication and stock market policies and all other related areas as deemed appropriate.

(iii)	Remuneration Committee

The Remuneration Committee will consist of three members appointed by the Newbelco Board, all of whom will be non-executive directors. The chairman of the Remuneration Committee will be a representative of the AB InBev Reference Shareholder and the other two members will meet the requirements of independence as established in the Charter and by the Belgian Companies Code. The CEO and the Chief People Officer will be invited ex officio to the meetings of the Committee unless explicitly decided otherwise.

The Remuneration Committee shall meet at least four times a year and more often if required, and shall be convened by its chairman or at the request of at least two of its members. The Committee shall hold at least one of its physical meetings each year in Belgium.

The Remuneration Committee’s principal role will be to guide the Newbelco Board with respect to all its decisions relating to the remuneration policies for the Board, the CEO and the Newbelco EBM and on their individual remuneration packages. The Remuneration Committee will ensure that the CEO and members of the Newbelco EBM are incentivised to achieve, and are compensated for, exceptional performance. The Remuneration Committee will also ensure the maintenance and continuous improvement of Newbelco’s compensation policy which is to be based on meritocracy with a view to aligning the interests of its employees with the interests of all Newbelco Shareholders.

(iv)	Nomination Committee

The Nomination Committee will consist of five members appointed by the Newbelco Board, all of whom will be non-executive directors. The five members will include the Chairman and the chairman of the Remuneration Committee. Four of the five Nomination Committee members will be representatives of the AB InBev Reference Shareholder. The CEO, the Chief People Officer and the Chief Legal and Corporate Affairs Officer will be invited ex officio to attend the meetings of the Nomination Committee unless explicitly decided otherwise.

The Nomination Committee’s principal role will be to guide the Newbelco Board appointment process. The Committee will identify persons qualified to become board members and recommend director candidates for nomination by the Newbelco Board and election at the shareholders’ meeting. The Nomination Committee will also guide the Newbelco Board with respect to all its decisions relating to the appointment and retention of key talent within Newbelco.

The Nomination Committee shall meet at least two times a year, and more, if required. The Committee shall hold at least one of its physical meetings each year in Belgium.

(h)	Oversight of the Newbelco Board

The existence of the Committees will not decrease the responsibility of the Newbelco Board as a whole. The Committees will meet to prepare matters for consideration by the Newbelco Board. By exception to this principle, (1) the Remuneration Committee will be empowered to make decisions on individual remuneration packages, other than with respect to the CEO and the Newbelco EBM, and on performance against targets, to the extent that these matters have been specifically delegated to it by the Newbelco Board and (2) the Finance Committee will be empowered to make decisions on matters specifically delegated to it by the Newbelco Board, in each case without having to refer to an additional decision of the Newbelco Board.

7.	Executive Management

(a)	CEO

The Newbelco Board will appoint and remove the CEO.

The CEO will be responsible for the day-to-day management of Newbelco and will oversee the organisation and efficient day-to-day management of subsidiaries, affiliates and joint ventures. The CEO will report to the Newbelco Board. The CEO will be responsible for the execution and management of all Newbelco Board decisions.

(b)	Executive Board of Management

The CEO will be supported by the Newbelco EBM which will report to the CEO. The Newbelco EBM will perform such duties as may be assigned to it from time to time by the CEO or the Newbelco Board.

Directors may not hold executive roles in Newbelco (be it as members of the Newbelco EBM or otherwise) or be employees of Newbelco.

8.	Shareholder Meetings

(a)	Annual Shareholders Meetings

The annual shareholders’ meeting of Newbelco will be held on the last Wednesday of April of each year, at 11:00 a.m. (Brussels time), at the place which will be mentioned in the convening notice. If this date is a legal holiday, the meeting will be held on the next business day at the same time.

At this meeting, the Newbelco Board and the statutory auditor will present a report on the management and the financial situation of Newbelco at the end of the previous accounting year, running from 1 January to 31 December. The Newbelco Shareholders will then vote on the approval of the annual accounts, the allocation of Newbelco’s profit or loss, the appointment or renewal, if necessary, of directors or statutory auditors, remuneration of the directors and the auditor and the release from liability of the directors and the statutory auditor.

(b)	Ad hoc, special or extraordinary shareholders’ meeting

The Newbelco Board or the statutory auditor of Newbelco will be able to convene any ad hoc, special or extraordinary shareholders’ meeting. Newbelco Shareholders representing 20% of Newbelco’s capital will also be able to request the Newbelco Board to convene a shareholders’ meeting.

(c)	Notices

Notices of all shareholders’ meetings containing the agenda of the meeting and the Newbelco Board’s recommendations on the matters to be voted upon will be sent to all Newbelco Shareholders at least 30 days prior to the relevant shareholders’ meeting. Notice will also be published in the Belgian State Gazette (Moniteur belge/Belgisch Staatsblad) and on Newbelco’s website (along with related documents).

One or more Newbelco Shareholders representing at least 3% of the capital of Newbelco will be able to request that items be added to the agenda for any general meeting and submit resolution proposals in relation to existing agenda items.

Prior to the any shareholders’ meeting, Newbelco Shareholders will be invited to submit in writing any questions they have for the Chairman or the CEO of Newbelco for discussion during the meeting. During the meeting there will be a time for questions of shareholders.

(d)	Votes and Quorum Requirements

Each New Ordinary Share and each Restricted Newbelco Share will be entitled to one vote at any shareholders’ meeting (except for the Newbelco Shares held by Newbelco or any of its subsidiaries, the voting rights of which are suspended). Newbelco Shareholders will be allowed to vote in person, by proxy or by mail.

Generally, there is no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented. However, certain matters will require a larger majority and/or a quorum. These include the following:

(i)	any amendment to the Newbelco Articles (except the amendments to the corporate purpose or the transformation of the legal form of Newbelco), including inter alia, reductions or increases of the share capital of Newbelco (except for capital increases decided by the Newbelco Board pursuant to the authorised capital) or any resolution relating to a merger or demerger of Newbelco require the presence in person or by proxy of Newbelco Shareholders holding an aggregate of at least 50% of the issued share capital, and the approval of at least 75% of the votes cast at the meeting; and

(ii)	any modification of the purpose or corporate form of Newbelco or authorisation to repurchase shares requires a quorum of Newbelco Shareholders holding an aggregate of at least 50% of the share capital and approval by a qualified majority of at least 80% of the votes cast at the meeting,

(In each of the cases (i) and (ii), if a quorum is not present, a second meeting must be convened. At the second meeting, the quorum requirement does not apply. However, the special majority requirement (75% and 80%, respectively, continues to apply); and

(iii)	any acquisition or disposal of assets by Newbelco having a book value exceeding one third of Newbelco’s consolidated total assets as reported in Newbelco’s most recent audited financial statements requires the approval of at least 75% of the share capital present or represented at the meeting (but there is no minimum quorum requirement).

(e)	Related-Party Transaction

In the event of (i) a contribution in kind to Newbelco with assets owned by any person or entity which is required to file a transparency declaration pursuant to applicable Belgian law or a subsidiary of such person or entity, or (ii) a merger of Newbelco with such a person or entity or a subsidiary of such person or entity, then such person or entity and its subsidiaries shall not be entitled to vote on the resolution submitted to the shareholders’ meeting to approve such contribution in kind or merger.

9.	Dividends

Newbelco’s annual dividend payment (if any) will be approved by the Newbelco Shareholders at the annual shareholders’ meeting of Newbelco and is paid on the dates and at the places appointed by the Newbelco Board. The Newbelco Board will be able to pay an interim dividend in accordance with the provisions of the Belgian Companies Code. The New Ordinary Shares and Restricted Newbelco Shares will have the same rights in relation to dividends and other distributions.

Under Belgian law, no distribution can be made if further to such distribution, the net assets of Newbelco (as at the date of the end of the latest accounting year) would fall below the sum of (i) paid-up or called-up share capital and (ii) reserves not available for distribution pursuant to law or the articles of association.

10.	Winding-Up

The liquidation of Newbelco will require a decision of the shareholders’ meeting passed with a majority of at least 75% of the votes cast at an extraordinary shareholders’ meeting where at least 50% of the share capital is present or represented.

The New Ordinary Shares and Restricted Newbelco Shares will have the same rights in relation to all proceeds of a dissolution, liquidation or winding-up of Newbelco.

11.	Significant Shareholders and Shareholders and Voting Agreements

(a)	AB InBev Reference Shareholder

Upon Completion, the AB InBev Reference Shareholder will be the largest shareholder of the Combined Group holding a controlling interest. The AB InBev Reference Shareholder represents an important part of the interests of the founding families of AB InBev (mainly represented by Eugénie Patri Sébastien SA and EPS) and the interests of the Brazilian families, previously shareholders of Ambev (represented by BRC).

Assuming no further issuances of AB InBev Shares after the date of this Prospectus and Newbelco issues 316,999,695 Restricted Newbelco Shares, it is expected that upon Completion the AB InBev Reference Shareholder will own 663,074,832 New Ordinary Shares, representing 34.45% of the voting rights attached to the Newbelco Shares expected to be outstanding upon Completion.

(b)	Shareholders’ agreement with the AB InBev Reference Shareholder

In connection with the combination of Interbrew with Ambev in 2004, BRC, Eugénie Patri Sébastien SA, Rayvax and the AB InBev Reference Shareholder entered into a shareholders’ agreement on 2 March 2004 which provided for BRC and Eugénie Patri Sébastien SA to hold their interests in AB InBev through the AB InBev Reference Shareholder (except for approximately 130 million AB InBev Shares held directly or indirectly by Eugénie Patri Sébastien SA and approximately 37 million AB InBev Shares held directly by BRC as of 31 December 2015). The shareholders’ agreement was amended and restated on 9 September 2009. On 18 December 2013, Eugénie Patri Sébastien SA contributed to EPS its certificates in the AB InBev Reference Shareholder and the ordinary shares it held in AB InBev except for 100,000 ordinary shares. Immediately thereafter, EPS joined the concert constituted by BRC, Eugénie Patri Sébastien SA, Rayvax and the AB InBev Reference Shareholder and adhered to the shareholders’ agreement. On 18 December 2014, the AB InBev Reference Shareholder, Eugénie Patri Sébastien SA, EPS, BRC and Rayvax entered into a new shareholders’ agreement (the “2014 Shareholders’ Agreement”) that replaced the previous shareholders’ agreement of 2009. On 11 April 2016, the parties thereto entered into the 2016 Shareholders’ Agreement.

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the AB InBev Reference Shareholder, as well as (i) the transfer of the AB InBev Reference Shareholder certificates, and (ii) the de-certification and re-certification process for the AB InBev Shares and the circumstances in which the AB InBev Shares held by the AB InBev Reference Shareholder may be de-certified and/or pledged at the request of BRC, Eugénie Patri Sébastien SA and EPS. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in the paragraphs below shall be construed as including and referring to Newbelco.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and Eugénie Patri Sébastien SA/EPS to transfer their AB InBev Reference Shareholder certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and Eugénie Patri Sébastien SA/EPS jointly and equally exercise control over the AB InBev Reference Shareholder and the AB InBev Shares held by the AB InBev Reference Shareholder. The AB InBev Reference Shareholder is managed by an eight-member board of directors and each of BRC and Eugénie Patri Sébastien SA/EPS have the right to appoint four directors to the AB InBev Reference Shareholder board of directors. Subject to certain exceptions, at least seven of the eight AB InBev Reference Shareholder directors must be present or represented in order to constitute a quorum of the AB InBev Reference Shareholder board, and any action to be taken by the AB InBev Reference Shareholder board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by Eugénie Patri Sébastien SA/EPS. Subject to certain exceptions, all decisions of the AB InBev Reference Shareholder with respect to the AB InBev Shares it holds, including how such shares will be voted at AB InBev shareholders’ meetings, will be made by the AB InBev Reference Shareholder board of directors.

The 2016 Shareholders’ Agreement requires the AB InBev Reference Shareholder board of directors to meet prior to each AB InBev shareholders’ meeting to determine how the AB InBev Shares held by the AB InBev Reference Shareholder are to be voted. In addition, if Completion occurs by 31 December 2017, then, following Completion, prior to each meeting of the Newbelco Board at which certain key matters are considered, the AB InBev Reference Shareholder board of directors will meet to determine how the eight members of the Newbelco Board nominated exclusively by BRC and Eugénie Patri Sébastien SA/EPS should vote.

The 2016 Shareholders’ Agreement requires Eugénie Patri Sébastien SA, EPS, BRC and Rayvax, as well as any holder of certificates issued by the AB InBev Reference Shareholder, to vote their AB InBev Shares in the same manner as the AB InBev Shares held by the AB InBev Reference Shareholder. The parties agree to effect any free transfers of their AB InBev Shares in an orderly manner of disposal that does not disrupt the market for AB InBev Shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, Eugénie Patri Sébastien SA, EPS and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, prior to Completion, the AB InBev Reference Shareholder board of directors nominates and proposes to AB InBev’s shareholders’ meeting eight candidates for appointment to AB InBev’s board of directors, amongst which each of BRC and Eugénie Patri Sébastien SA/EPS has the right to nominate four candidates. In addition, the AB InBev Reference Shareholder board of directors proposes to AB InBev shareholders’ meetings three to six candidates for appointment to AB InBev’s board who are independent of AB InBev’s shareholders. This mechanism (which is provided under the 2014 Shareholders Agreement) shall remain applicable if the Transaction does not complete by 31 December 2017.

Pursuant to the 2016 Shareholders’ Agreement, if Completion occurs by 31 December 2017, the AB InBev Reference Shareholder board of directors will, following Completion, propose to Newbelco’s shareholders’ meeting nine candidates for appointment to the Newbelco Board (instead of eight candidates under the 2014 Shareholders’ Agreement), among which each of BRC and Eugénie Patri Sébastien SA/EPS will have the right to nominate four candidates, and one candidate will be nominated by the AB InBev Reference Shareholder board of directors. The Chairman will be required not to be directly or indirectly related to Eugénie Patri Sébastien SA or BRC.

Subject to Completion by 31 December 2017, the 2016 Shareholders’ Agreement will remain in effect for an initial term until 27 August 2034. If the Transaction does not complete prior to 31 December 2017, the initial term of the 2016 Shareholders’ Agreement will remain 27 August 2024 (which is the initial term in effect under the 2014 Shareholders’ Agreement). In either case, the 2016 Shareholders’ Agreement will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

(c)	Voting agreement between the AB InBev Reference Shareholder and the foundations

In addition, the AB InBev Reference Shareholder has entered into a voting agreement with Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose. This agreement provides for consultations between the three bodies before any of AB InBev’s shareholders’ meetings to decide how they will exercise the voting rights attached to AB InBev Shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of AB InBev’s shareholders’ meetings. If the parties fail to reach a consensus, Fonds Baillet Latour SPRL with a social purpose and Fonds Voorzitter Verhelst SPRL with a social purpose will vote their shares in the same manner as the AB InBev Reference Shareholder. This agreement was most recently extended to 1 November 2034. Providing the Belgian Offer and the Belgian Merger complete by 31 December 2017, references to AB InBev in this paragraph shall be construed as including and referring to Newbelco.

(d)	Restricted Newbelco Shareholders Voting Agreement

Pursuant to the terms of the UK Scheme, each Restricted Newbelco Shareholder holding more than 1% of Newbelco’s total share capital will appoint an attorney, on their behalf, to enter into an agreement on Completion with the AB InBev Reference Shareholder under which:

•	the AB InBev Reference Shareholder would be required to exercise the voting rights attaching to their New Ordinary Shares to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors;

•	each Restricted Newbelco Shareholder would be required to exercise the voting rights attaching to their Restricted Newbelco Shares and the New Ordinary Shares, as applicable, to give effect to the terms of paragraph (6) above in relation to the appointment and resignation of directors; and

•	each Restricted Newbelco Shareholder would only be permitted to exercise the voting rights attaching to their Restricted Newbelco Shares and New Ordinary Shares, as applicable, in favour of any resolution which would be proposed to modify the rights attached to Restricted Newbelco Shares, if such resolution has been approved by the holders of at least 75% of the Restricted Newbelco Shares and the New Ordinary Shares referred to in paragraph 6(a)(ii)(b)(bb).

12.	The Initial Articles of Association

The corporate purpose of Newbelco is the same as the corporate purpose mentioned in paragraph 1.

Newbelco has been incorporated with the minimum capital of EUR 61,500.

In the event of a share capital increase for cash by way of the issue of new shares, the current shareholders have a preferential right to subscribe, pro rata, to the new shares.

The board of directors consists of a minimum of three directors, unless there are only two shareholders, in which case two directors are sufficient, until the number of shareholders increases to three again.

The board of directors has the authority to undertake all actions necessary or useful for the fulfilment of the company’s purpose, with the exception of those reserved by law for the shareholders’ meeting.

The annual shareholders’ meeting is held on the last Wednesday of April of each year at 11.00 a.m. at the place mentioned in the notice. If this date is a legal holiday, the meeting is held on the next business day.

The general meeting has the powers reserved to it by law. There are no quorum requirement for a shareholders’ meeting and decisions will be taken by a simple majority vote of shares present or represented unless more stringent conditions apply by law.

Each share is entitled to one vote at any shareholders’ meeting.

The financial year starts on 1 January and will end on 31 December.

13.	Restricted Newbelco Shares—Registration Rights

Newbelco has agreed to use its best efforts to qualify and remain qualified to register its New Ordinary Shares (including without limitation ADSs evidencing New Ordinary Shares or any successor share capital thereto, the “Registrable Shares”) pursuant to a registration statement on Form F-3. In addition, Newbelco has agreed to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3ASR not earlier than the next business day after the first date on which a Restricted Newbelco Shareholder or any permitted transferee of a Restricted Newbelco Shareholder in accordance with paragraphs 3(b) above or 3(e) above and the initial transferees of Registrable Shares by a Pledgee (referred to collectively as “Permitted Transferees”) has the right to convert its Restricted Newbelco Shares into New Ordinary Shares (the “expiration date”) or, if Newbelco is not eligible to file a Form F-3ASR with the SEC on the date that is not earlier than two months prior to the expiration date, to file a registration statement on Form F-3 at least two months prior to the expiration date, and to use its best efforts to have such registration statement on Form F-3 become effective no later than the next business day after the expiration date. Newbelco shall only be obliged to file such registration statement if Restricted Newbelco Shareholders holding in aggregate at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares submit a written request of interest to Newbelco at least 30 days prior to the requested filing date in the case of an F-3ASR and 45 days prior to the requested filing date in the case of an F-3.

If Newbelco is at any time ineligible to file a registration statement on Form F-3, the Restricted Newbelco Shareholders shall have the right to request that Newbelco file a registration statement on Form F-1 with respect to the sale of some or all of such Restricted Newbelco Shareholder’s Registrable Shares. Upon receipt of a request or requests to file such registration statement from one or more Restricted Newbelco Shareholders holding, in the aggregate, at least the lesser of US$2.5 billion in market value and 1.5% of Registrable Shares, Newbelco shall file such registration statement on Form F-1 promptly, but within 45 days after receipt of such request, and shall use its best efforts to have such registration statement become effective within 60 days from the original filing date thereof. Newbelco shall not be obligated to file any such registration statements on Form F-1 for a sale of less than US$750 million in Registrable Shares.

Each registration statement will cover, to the extent permitted by applicable SEC rules, sales by Restricted Newbelco Shareholders of Registrable Shares in one or more transactions directly to purchasers, through a block trade, to or through underwriters or broker-dealers for public offering and sale by them, through agents, through dealers or through a combination of any of the foregoing methods of sale.

Newbelco has also agreed to use its best efforts to maintain a registration statement effective continuously (including without limitation by renewing, refiling or making additional filings with the SEC) for so long as the registration rights have not terminated as described below.

Newbelco will be responsible for bearing the costs and expenses of each such registration, including without limitation (i) transfer agent’s and registrar’s fees, (ii) the fees and disbursements of counsel for Newbelco, and (iii) the fees and disbursements of independent certified public accountants and other advisers retained directly by Newbelco (including the fees and disbursements associated with the preparation of any customary comfort letters to be provided by Newbelco), provided that the Restricted Newbelco Shareholders will bear the following costs and expenses to the extent they relate to a registration or sale in which such Restricted Newbelco Shareholders participate: (i) any SEC filing or other registration fees (or equivalent fees in any other jurisdiction) for Registrable Shares registered for the benefit of a Restricted Newbelco Shareholder, (ii) any fees of the Financial Industry Regulatory Authority in connection with Registrable Shares registered for the benefit of a Restricted Newbelco Shareholder, (iii) any fees of the depositary in connection with the registration or sale of any American Depositary Receipts registered for the benefit of a Restricted Newbelco Shareholder, (iv) any stamp duty, stock transfer tax or similar transaction tax arising out of the sale of Registrable Shares by a Restricted Newbelco Shareholder, (v) any underwriting fees, discounts and selling commissions to be paid to any underwriter, agent, dealer or other financial intermediary in respect of the sale of Registrable Shares by a Restricted Newbelco Shareholder, (vi) the Restricted Newbelco Shareholders’ own selling and marketing expenses, including (in the case of an offering for the sole benefit of the Restricted Newbelco Shareholders and not Newbelco) the cost of printing and distributing any prospectus in preliminary or final form as well as any supplements thereto, (vii) all fees and expenses incurred by a Restricted Newbelco Shareholder (but not Newbelco) in connection with any “road show” for underwritten offerings of Registrable Shares registered for the benefit of a Restricted Newbelco Shareholder, including the Restricted Newbelco Shareholders’ own costs of travel, lodging and meals, and (viii) any fees and out of pocket expenses of any legal counsel, underwriter, agent, dealer or other financial intermediary for a Restricted Newbelco Shareholder or their advisers. To the extent an offering by one or more Restricted Newbelco Shareholders would reasonably be expected to yield gross proceeds to the participating Restricted Newbelco Shareholders of at least US$200 million, Newbelco will cooperate with such Restricted Newbelco Shareholders and any underwriters, dealers or agents engaged by such Restricted Newbelco Shareholders in connection with such offering and Newbelco will participate therein, including without limitation by entering into customary underwriting or similar agreements with underwriters, dealers or agents, by participating in roadshows and other customary marketing efforts, and by providing or arranging for the provision of customary legal opinions, comfort letters, reasonable access to Newbelco’s books and records, officers, accountants and other advisers in connection with any such sales and other customary documents and actions required in connection with any such sales. To the extent required for Newbelco to effect any such registration, each Restricted Newbelco Shareholder shall furnish Newbelco with such customary information regarding itself, its interest in Newbelco and its intended method of disposing of such interest.

Notwithstanding any obligation of Newbelco to file or maintain the effectiveness of any registration statement, or cooperate with a Restricted Newbelco Shareholder and its agents described above, if the Newbelco Board or chief executive officer determines reasonably that its participation would reasonably be expected to either (i) require public disclosure of material non-public information that would not otherwise required to be disclosed or (ii) have a material adverse effect on any pending negotiation or plan to effect a merger, acquisition, disposition, financing, reorganisation, recapitalisation or other similar transaction, Newbelco has the right to defer its participation in any such transaction for a period of up to 120 days in the aggregate in any 12-month period (which may be split into at most two non-consecutive periods).

“Piggyback” Registration Rights. Newbelco will notify each Restricted Newbelco Shareholder that, to its knowledge, holds (together with its Permitted Transferees) at least 1.0% of Newbelco’s Registrable Shares in writing at least ten business days prior to Newbelco’s participation in any registration of Newbelco’s Registrable Shares, whether primary or secondary (other than a block trade a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs). Each Restricted Newbelco Shareholder shall have the right to participate in such registration and any related offering (other than a block trade, a rights offer made available to all shareholders, or in connection with employee benefit or compensation programs), and if such Restricted Newbelco Shareholder elects to participate, such

Restricted Newbelco Shareholder shall agree that its sale of Registrable Shares will be subject to customary cutbacks on the number of Registrable Shares to be sold by such Restricted Newbelco Shareholder and the other selling shareholders based on the number of Registrable Shares to be sold by all selling shareholders Registrable Shares.

General. Newbelco will not to grant any registration rights superior to, or in conflict with, the registration rights described above, and any such other rights granted shall provide for the participation of the Restricted Newbelco Shareholders described above.

In connection with the foregoing, Newbelco will agree to other customary provisions, including the indemnification of the Restricted Newbelco Shareholders and underwriters.

For the avoidance of doubt, all of the rights of the Restricted Newbelco Shareholders described above are only for the benefit of, and may only be enforced by, each Restricted Newbelco Shareholder and its Permitted Transferees. In the case of Permitted Transferees who are Pledgees secured by a Pledge of or other lien on any Restricted Newbelco Shares owned by a Restricted Newbelco Shareholder and who are entitled to conversion and unrestricted transfer rights upon a foreclosure or similar exercise of remedies (or their initial transferees), the obligation of Newbelco to file a registration statement shall commence upon the date that such Pledgee (or its initial transferee) advises Newbelco in writing of such foreclosure or similar exercise of remedies and that such Pledgee (or initial transferee) wishes to exercise such registration rights.

In addition to the foregoing, Newbelco has also agreed to provide comparable assistance to the Restricted Newbelco Shareholders and their Permitted Transferees in connection with any sales in an established non-United States market, including making any required or necessary filings and cooperating and participating in such sales in a manner consistent with the cooperation and participation described above.

All of Newbelco’s obligations described above, and each Restricted Newbelco Shareholder’s rights with respect thereto, shall expire upon the date on which there is no Restricted Newbelco Shareholder (together with its Permitted Transferees) that owns more than the lesser of US$2.5 billion in market value and 1.5% of Newbelco’s Registrable Shares.

Appendix VI

EMPLOYEE REPRESENTATIVES’ OPINIONS ON THE EFFECTS OF THE

TRANSACTION ON EMPLOYMENT

PART I

DREHER BREWERIES TRADE UNION’S OPINION ABOUT THE PROPOSED AB INBEV

TRANSACTION TO THE SHAREHOLDERS

[GRAPHIC]

Dreher Sörgyárak Zrt.

1106 Budapest, Jászberényi út 7-11. Telefon: + (36 1) 432 9700 Internet: www.dreherrt.hu

Bejegyzó cégbírósag: Fóvárosi Bírósag mint Cégbíróság, cégjegyzékszáma: 01-10-042040

Dreher Breweries Trade Union’s opinion about the proposed AB InBev transaction to the shareholders

Dear Sirs,

My name is Attila Sáray, I have been working for Dreher Breweries for 26 years, currently as Chairman of its Trade Union. I have been a member of the Works Council for 9 years, where I am deputy leader now.

In the following let me summarize our opinion on behalf of Dreher’s Trade Union about the proposed AB InBev transaction and the re-selling of the Central Eastern Europe (CEE) businesses.

The Hungarian Trade Union understands that the divestment of the CEE markets are necessary to obtain the permission of the EU Competition Office, yet does not welcome the decision, and express its strong concern for the future of the employees and the sustainability of the businesses in Europe. Due to the lack of clarity concerning the divestment of the SABMiller operations in CEE, the Trade Union believes that many jobs are at risk. So far, we have not received any comprehensive information regarding the future of the sites or business profile of the future buyers.

The Trade Union calls AB InBev Management to sell the CEE SABMiller operations to a responsible buyer (or buyers) who is (are) committed to maintaining the future operation of the CEE sites and also to respecting local social standards and social agreements. We also expect AB Inbev and the new buyer(s) of the SABMiller European assets to maintain the local social dialogue with regards all aspects of the employment terms and conditions.

We are all proud that as part of SABMiller, we could contribute with our loyalty, lives and our love to the development of the company. Hundreds of our employees have set up families and chose living area on this ground, and have devoted their lives to the brewery through generations. We call ABlnbev to consider and respect this during the following transaction of Dreher Breweries, and to ensure that the new buyer(s) shall treat and develop Dreher’s operations with high respect towards these values.

Budapest, 23 June 2016

Sincerely Yours,

Attila Sáray

Trade Union Chairman

PART II

SABMILLER EUROPEAN WORKS COUNCIL’S OPINION ABOUT THE PROPOSED AB INBEV TRANSACTION

11 July 2016

SABMiller European Works Council’s opinion about the proposed AB InBev transaction

Context

On 11 November, the Boards of Anheuser-Busch InBev SA/NV (“AB InBev”) and SABMiller plc (“SABMiller”) announced that they had reached agreement on the terms of a recommended acquisition of SABMiller by AB InBev.

Since this announcement, AB InBev has lined up several divestments of SABMiller assets in Europe. One month later, AB InBev said it would consider offers for the Grolsch, Meantime and Peroni Nastro Azzuro brands. In February 2016, Japan’s Asahi Group made an offer for the three brands, with AB InBev accepting the company’s bid in April 2016. The sale of Peroni, Grolsch and Meantime to Asahi left the new combined entity with a strong position in Central and Eastern European countries. However, at the end of April 2016, AB InBev put the remainder of SAB’s European footprint (excluding Spain) up for sale. All of SAB’s assets and brands in Hungary, Romania, the Czech Republic, Slovakia and Poland are now available for purchase.

The takeover is subject to the City Code on Takeovers and Mergers (the “Code”). Article 25(9) of the Code entitles employees representatives to express an opinion on the effect of the offer on employment.

Following an in-depth analysis, supported by the expertise of Syndex UK and discussion with the management of SABMiller, AB InBev and Asahi, the EuropeanWorks Council of SABMiller (the “EWC”) assisted by the EFFAT (European Federation of Food, Agriculture and Tourism Trade Unions), representing the interests of SABMiller European workforce expresses the following opinion:

The opinion

The EWC understands that the concentration of the market was in line with the expectations, yet does not welcome the takeover of SABMiller by AB InBev and expresses its strongest concerns for the future of the employees and for the sustainability of the business in Europe.

The European Works Council considers this transaction not a merger of equals but rather a hostile takeover. AB InBev Management style and corporate culture, as shown by previous acquisitions, will likely be a cultural shock for SABMiller international and remaining European entities and constitutes a threat on jobs, and terms and conditions of employment.

The EWC believes many jobs are at risk (production, support functions, headquarters, and hubs level) as many employees will be potentially made redundant after the transaction.

Moreover, for the time being, the lack of clarity concerning the divestment of the SABMiller operations in Central Eastern Europe (CEE) is a matter of concern for the EWC. So far, SABMiller workers employed in these countries have not received any comprehensive information regarding the future of the sites or business profile of future buyers. In this regard, the EWC demands that AB InBev Management sell CEE SABMiller operations to a responsible buyer who ideally operates in the brewery sector and is committed to maintaining employment numbers and respecting social standards.

The EWC acknowledges the terms and conditions laid down in the employee protection document agreed between SABMiller and AB InBev and calls for the AB InBev Management to promote these standards with future buyers and make sure they can be further negotiated with national workers representatives.

The members of the SABMiller EWC representing the SABMiller European workforce expect that AB InBev and the new buyers of the divested SABMiller European assets develop new quality jobs and commit to fully respect and improve social dialogue standards and the best possible social practices.

The EWC and national and local workers representatives will monitor the developments and social consequences of the takeover and will oppose any impact on employee interests.

The EWC assisted by EFFAT expects to be recognised as a stakeholder on transnational matters that have a potential impact on employees’ interests.

Future SEC Filings and This Filing: Important Information

In connection with the business combination of AB InBev and SABMiller, Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) filed a registration statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus will be mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders is expected to be implemented under a UK scheme of arrangement provided for under English company law. As such, it is expected that any shares to be issued under the transaction to SABMiller shareholders will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and will be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Additional Information

This communication is for informational purposes only. This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for the registration statement filed on 26 August 2016 with the SEC or any other document relating to the combination that may be published by AB InBev, SABMiller or Newbelco. The combination, including the Belgian merger of AB InBev into Newbelco, has not yet commenced. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The making of an offer of securities in relation to the combination to specific persons who are residents in, or nationals or citizens of, certain jurisdictions or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of those shareholders wishing to accept an offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed combination.